


Seagate
We turn on ideas

SEAGATE TECHNOLOGY

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 30, 2008

Notice is hereby given that the 2008 Annual General Meeting of Shareholders of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, will be held at the Hilton Santa Cruz/Scotts Valley, 6001 La Madrona Drive, Santa Cruz, California 95060 on Thursday, October 30, 2008, at 10:00 am Pacific Daylight Time, to consider and vote upon the following items:

(1) the election of 10 directors named in the attached proxy statement for terms expiring at the 2009 Annual General Meeting of Shareholders and until their successors are elected;

(2) the approval of the Seagate Technology Executive Officer Performance Bonus Plan;

(3) the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of Seagate Technology for the fiscal year ending July 3, 2009; and

(4) the transaction of any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

Seagate Technology's Board of Directors has set September 5, 2008, as the record date for the 2008 Annual General Meeting. Only registered holders of Seagate Technology's common shares at the close of business on that date are entitled to receive notice of the meeting and to attend and vote at the meeting.

Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on such shareholder's behalf. Such proxy need not be a holder of Seagate Technology's common shares.

This year, we are pleased to take advantage of rules recently adopted by the U.S. Securities & Exchange Commission allowing companies to furnish proxy materials over the Internet to their shareholders instead of mailing printed copies of those materials to each shareholder. On September 19, 2008, we mailed to our shareholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, directing shareholders to a website where they may access our proxy materials, including our Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended June 27, 2008, and view instructions on how to vote online or by telephone. If you prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via email unless you elect otherwise.

THE PRESENCE AT THE MEETING, IN PERSON OR BY PROXY, OF ONE OR MORE SHAREHOLDERS WHO HOLD SHARES REPRESENTING NOT LESS THAN A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES ENTITLED TO VOTE AT THE MEETING SHALL CONSTITUTE A QUORUM. IT IS IMPORTANT THAT YOUR SHARES BE VOTED AT THE MEETING. EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY FOLLOWING THE VOTING INSTRUCTIONS IN THE PROXY STATEMENT.

By order of the Board of Directors,

Kenneth M. Massaroni
Senior Vice President, General Counsel and Corporate Secretary

September 19, 2008

TABLE OF CONTENTS

GENERAL INFORMATION 1

PROPOSAL 1 – ELECTION OF DIRECTORS 4

CORPORATE GOVERNANCE 8

SECURITY OWNERSHIP OF DIRECTORS, DIRECTOR NOMINEES, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS 15

PROPOSAL 2 – APPROVAL OF THE SEAGATE TECHNOLOGY EXECUTIVE OFFICER PERFORMANCE BONUS PLAN 17

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 21

INFORMATION ABOUT THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 22

REPORT OF THE AUDIT COMMITTEE 24

COMPENSATION DISCUSSION & ANALYSIS 25

REPORT OF THE COMPENSATION COMMITTEE 34

COMPENSATION OF NAMED EXECUTIVE OFFICERS 35

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS 45

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 46

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 47

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS 47

INCORPORATION BY REFERENCE 49

ANNUAL REPORT 49

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS 49

APPENDIX A: SEAGATE TECHNOLOGY EXECUTIVE OFFICER PERFORMANCE BONUS PLAN .. A-1


Seagate
We turn on ideas

PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OCTOBER 30, 2008

GENERAL INFORMATION

The Board of Directors (or "Board") of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is soliciting your proxy for use at the 2008 Annual General Meeting of Shareholders, which we refer to as the AGM, to be held on Thursday, October 30, 2008, at the Hilton Santa Cruz/Scotts Valley, 6001 La Madrona Drive, Santa Cruz, California 95060, at 10:00 am Pacific Daylight Time, and at any postponement or adjournment of the meeting. This proxy statement and related materials are first being made available to the shareholders of the Company on or about September 19, 2008. Our registered office is located in the Cayman Islands at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Seagate Technology's telephone number at that address is (345) 949-8066. Our U.S. executive offices are located at 920 Disc Drive, Scotts Valley, California 95066, and our telephone number at this address is (831) 438-6550. Our website address is www.seagate.com. Information contained on, or accessible through, our website is not a part of this Proxy Statement.

References in this Proxy Statement to "we", "our", "Seagate", "us" and "the Company" are to Seagate Technology.

Who Can Vote; Votes Per Share. Our only outstanding class of voting securities is our common shares, par value $0.00001 per share. All persons who are registered holders of our common shares at the close of business on September 5, 2008, the record date for the AGM, will be entitled to notice of, and to vote at, the AGM. As of the close of business on the record date there were 487,927,239 outstanding common shares.

These shareholders will be entitled to one vote per common share on all matters submitted to a vote of shareholders, so long as those shares are represented at the AGM in person or by proxy. Your shares will be represented if you attend and vote at the AGM or if you submit a proxy. Under Cayman Islands law, holders of our common shares do not have appraisal rights with respect to matters to be voted on at the AGM.

Internet Availability of Proxy Materials. This year, we are pleased to take advantage of the rules recently adopted by the U.S. Securities & Exchange Commission (the "SEC") allowing companies to furnish proxy materials over the Internet to their shareholders ("e-Proxy delivery") instead of mailing printed copies of those materials to each shareholder. E-Proxy delivery will expedite our shareholders' receipt of the proxy materials, lower our printing and mailing costs, and reduce the environmental impact of providing printed information for our AGM.

On September 19, 2008, we mailed to our shareholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, directing shareholders to a website where they may access our proxy materials, including our Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended June 27, 2008, and view instructions on how to vote online.

If you prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via email unless you elect otherwise.

How to Vote; Submitting Your Proxy. The Board of Directors recommends that you vote your shares "FOR" the election of the 10 nominees for director named in Proposal 1, "FOR" Proposal 2 to approve the Seagate Technology Executive Officer Performance Bonus Plan, and "FOR" Proposal 3 to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of Seagate Technology for the fiscal year ending July 3, 2009. By completing and submitting your proxy, you are legally designating the individuals named in the proxy card—Donald E. Kiernan, Stephen J. Luczo and William D. Watkins (the "Proxy Holders")—to vote your shares in accordance with the instructions you have indicated on the proxy.

If you sign and return your proxy but do not indicate how your shares are to be voted, then the Proxy Holders will vote as the Board recommends on each proposal. It is not expected that any additional matters will be brought before the AGM, but if other matters are properly presented at the AGM or any adjournment thereof, the Proxy Holders will vote your shares in their discretion on such matters.

Shares Registered Directly in the Name of the Shareholder. If you hold our common shares registered directly in your name in our register of shareholders, you may vote by Internet or telephone, by returning a signed proxy card or by voting in person at the AGM. Specific instructions for registered shareholders are set forth in the Notice of Internet Availability of Proxy Materials.

Shares Registered in the Name of a Nominee. If your shares are held not in your name but in the "street name" of a bank, broker or other holder of record (a "nominee"), then your name will not appear in our register of shareholders and the nominee will be entitled to vote your shares. If you hold your shares in "street name", you may be able to vote by telephone or electronically through the Internet in accordance with the voting instructions provided by that institution. In order to be admitted to the AGM, you must bring a letter or account statement showing that you beneficially own the shares held by the nominee. Even if you attend the AGM, you will not be able to vote the shares that you hold in street name unless you receive a proxy from the record holder to vote at the meeting. Rather, you should instruct your nominee how to vote those shares on your behalf.

Revoking Your Proxy. If you hold shares registered directly in your name, you may revoke your proxy at any time before it is voted at the AGM, by: (1) sending a signed revocation thereof to Seagate Technology at 920 Disc Drive, Scotts Valley, California 95066, Attention: Corporate Secretary, which we must receive by 3:00 p.m., Pacific Daylight Time, on October 29, 2008; (2) submitting a later dated proxy, which we must receive by mail by 3:00 p.m., Pacific Daylight Time, on October 29, 2008 or online or by telephone by 11:59 p.m., Eastern Time, on October 29, 2008; or (3) voting your shares in person at the AGM. If your shares are registered in the name of a nominee, you must contact the nominee to revoke your proxy. Attending the AGM alone will not revoke any proxy.

Proxy Solicitation. We will bear all costs and expenses of soliciting proxies from shareholders in connection with the matters to be voted on at the AGM. Seagate will request brokers, custodians, nominees, fiduciaries and other record holders to forward copies of Seagate's proxy and soliciting materials to beneficial owners and request authority for the exercise of proxies. In such cases, upon request, we will reimburse such holders for their reasonable out-of-pocket expenses incurred in connection with the solicitation. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur. No additional compensation will be paid to directors, officers, or other employees of Seagate for their services in soliciting proxies for the AGM.

Quorum, Voting Requirements and Broker Non-Votes. In order to establish a quorum at the AGM, there must be one or more shareholders present at the AGM, either in person or by proxy, holding shares representing not less than a majority of our issued and outstanding shares entitled to vote at the AGM. For purposes of determining a quorum, abstentions and broker "non-votes" are counted as represented.

Under the rules that govern brokers who are record owners of shares that are held in brokerage accounts for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote such uninstructed shares on non-routine matters. A "non-vote" occurs when a nominee (such as a broker) holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

With respect to Proposal 1, the affirmative vote of a majority of all the votes cast by holders of common shares represented in person or by proxy at the AGM is necessary to approve the election of each of the director nominees. Any incumbent director who is not elected by a majority of the votes cast will continue as a "holdover" director under our Third Amended and Restated Articles of Association until his or her successor has been elected. Proposals 2 and 3 require the affirmative vote of a majority of all the votes cast by holders of common shares represented in person or by proxy at the AGM in order to be approved.

Abstentions and broker "non-votes" are not counted (except for quorum purposes) and will have no effect on the result of the vote on any proposal.

Voting Procedures and Tabulation. We have appointed a representative of Broadridge Investor Communication Solutions, Inc. as the inspector of elections to act at the AGM and to make a written report thereof. Prior to the AGM, the inspector will sign an oath to perform his or her duties in an impartial manner and according to the best of his or her ability. The inspector will ascertain the number of common shares outstanding and the voting power of each, determine the common shares represented at the AGM and the validity of proxies and ballots, count all votes and ballots, and perform certain other duties. The determination of the inspector as to the validity of proxies will be final and binding.

PROPOSAL 1 – ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated 10 nominees for election at the 2008 AGM. Our Board's nominees are Messrs. Watkins, Luczo, Biondi, Bradley, Kiernan, Marquardt, Ms. Marshall, Dr. Park, and Messrs. Reyes and Thompson.

Each of the Board's nominees is currently serving as a director of Seagate Technology.

Under our Third Amended and Restated Articles of Association, the Board may have not less than one or more than 15 members. However, the Board has determined that, for the time being, the number of directors constituting the full Board shall be 10 members. The holders of common shares, voting as a class, have the right to elect all 10 members to the Board to serve until the 2009 AGM of Shareholders and until their respective successors are elected, or until their office is otherwise earlier vacated.

It is currently anticipated that each of the nominees will be willing and able to serve as directors. However, if any nominee becomes unwilling or unable to serve as a director, then the Board will either propose a substitute nominee (and the Proxy Holders will vote for the appointment of the proposed nominee) or determine to reduce the size of the Board.

Director Changes in Fiscal Year 2008

During fiscal year 2008, James A. Davidson resigned from the Board and the Compensation Committee effective December 3, 2007.

Nominees for Election as Directors

Detailed information about our director nominees is provided below. There is no family relationship between any of the nominees, directors or our executive officers nor are any of our directors or executive officers party to any legal proceedings adverse to us.

William D. Watkins
55 years old
Director since November 2000

Mr. Watkins, our Chief Executive Officer (CEO) and one of our directors, joined us in February 1996, upon our merger with Conner Peripherals, Inc., as Executive Vice President of our Recording Media Group. In October 1997, Mr. Watkins took on additional responsibility as Executive Vice President of Disc Drive Operations, and in August 1998, he was appointed to the position of Chief Operating Officer, with responsibility for our disc drive manufacturing, recording media and head operations and product development. In June 2000, he was appointed to the position of President, and in November 2000, he became a member of our Board. In April 2004, Mr. Watkins relinquished the title of Chief Operating Officer, and he was appointed as our Chief Executive Officer effective in July 2004. In September 2006, he relinquished the title of President. Prior to joining us, he was President and General Manager of the Disk Division at Conner Peripherals, Inc., an information storage solutions company, from January 1990 until December 1992. In January 1993, Mr. Watkins became President of Heads & Media Manufacturing Operations at Conner Peripherals, Inc. Mr. Watkins also serves on the Board of Directors of Maxim Integrated Products, Inc.

Stephen J. Luczo
51 years old
Director since November 2000

Mr. Luczo serves as the Chairman of the Board, a position he has held since June 2002. Mr. Luczo joined us in October 1993 as Senior Vice President of Corporate Development. In September 1997, Mr. Luczo was promoted to the position of President and Chief Operating Officer of our predecessor, Seagate Technology, Inc., and in July 1998, he was promoted to Chief Executive Officer. Mr. Luczo resigned as our Chief Executive Officer effective in July 2004, but retained his position as Chairman of the Board. He became the non-employee Chairman of the Board in October 2006. Prior to joining us, Mr. Luczo was Senior Managing Director of the Global Technology Group of Bear, Stearns & Co. Inc., an investment banking firm, from February 1992 to October 1993.

Frank J. Biondi, Jr.
63 years old
Director since December 2005

Mr. Biondi became a member of our Board in December 2005. Mr. Biondi is Senior Managing Director of WaterView Advisors LLC, a private equity fund specializing in media, a position he has held since June 1999. He was Chairman and Chief Executive Officer of Universal Studios from April 1996 through November 1998. Mr. Biondi previously served as President and Chief Executive Officer of Viacom, Inc. from July 1987 through January 1996, and was a member of the Viacom Board of Directors. Prior to joining Viacom, Mr. Biondi was Chairman and Chief Executive Officer of Coca-Cola Television from November 1986. In addition, he was Executive Vice President of the Entertainment Business Sector of the Coca-Cola Company, and of its predecessor company, Columbia Pictures Industries, Inc., from January 1985 to July 1987. Mr. Biondi currently serves on the Boards of Directors of Amgen, Inc., Hasbro, Inc., Cablevision Systems, and Yahoo!, Inc. He is a founding member of the University of Southern California's Board of Councilors of the School of Cinema-Television.

William W. Bradley
65 years old
Director since July 2003

Senator Bradley became a member of our Board in July 2003. Senator Bradley is a Managing Director of Allen & Company LLC, a position he has held since November 2000. Senator Bradley served as chief outside advisor to McKinsey & Company's non-profit practice from 2001 to 2004. From 1997 to 1999, he was a Senior Advisor and Vice Chairman of the International Council of J.P. Morgan & Co., Inc. During that time, he also served as an essayist for CBS Evening News and was a visiting professor at Stanford University, the University of Notre Dame and the University of Maryland. Senator Bradley served in the U.S. Senate from 1979 to 1997, representing the State of New Jersey. In 2000, he was a candidate for the Democratic nomination for President of the United States. He is also a member of the Boards of Directors of Starbucks Corporation and Willis Group Holdings Limited.

Donald E. Kiernan
67 years old
Director since April 2003

Mr. Kiernan became a member of our Board in April 2003. Mr. Kiernan is the retired Senior Executive Vice President and Chief Financial Officer of SBC Communications, where he served for 11 years until his retirement in 2001, and was responsible for all of SBC's financial affairs. Prior to joining SBC, Mr. Kiernan was a partner with Arthur Young & Co., the predecessor of Ernst & Young LLP, where he held several positions over his 20-year tenure, including head of the firm's management consulting practice in Florida, and both Audit-Coordinating Partner and Managing Partner of the firm's St. Louis office. Mr. Kiernan is also a member of the Boards of Directors of LaBranche and Company, Inc. and Health Management Associates, Inc.

David F. Marquardt
59 years old
Director since November 2000

Mr. Marquardt became a member of our Board in November 2000. Mr. Marquardt is a founding general partner of August Capital, a venture capital firm formed in 1995, and has been a general partner of various Technology Venture Investors entities, which are private venture capital limited partnerships, since August 1980. He is a member of the Board of Directors of Microsoft Corporation.

Lydia M. Marshall
59 years old
Director since April 2004

Ms. Marshall became a member of our Board in April 2004. Ms. Marshall is retired from Versura, Inc., an education loan exchange company that she founded. She served as Chair and Chief Executive Officer of Versura, Inc. from 1999 until 2004. Previously, she was Managing Director of Rockport Capital Incorporated from 1997 to 1999, Executive Vice President-Marketing of Sallie Mae from 1993 to 1997, and Senior Vice President heading Sallie Mae's Institutional and Public Finance and Strategic Planning Divisions from 1985 to 1993. Ms. Marshall is a member of the Boards of Directors of Nationwide Mutual Insurance Company and Nationwide Financial Services, Inc.

C.S. Park
60 years old
Director since May 2006

Dr. Park became a member of our Board in May 2006. Prior to joining Seagate's Board, Dr. Park served as Chairman and Chief Executive Officer of Maxtor Corporation ("Maxtor") from November 2004 until May 19, 2006 and as Chairman of Maxtor's Board of Directors from May 1998 until May 19, 2006, and served as a member of its Board from February 1994 to May 19, 2006. Dr. Park served as Investment Partner and Senior Advisor at H&Q Asia Pacific, a private equity firm, from April 2004 until September 2004, and as a Managing Director for the firm from November 2002 to March 2004. Prior to joining H&Q Asia Pacific, Dr. Park served as President and CEO of Hynix Semiconductor Inc. from March 2000 to May 2002, and from June 2000 to May 2002 he also served as its Chairman. Dr. Park is a member of the Boards of Directors of Smart Modular Technologies Inc., Ballard Power Systems, Inc., CSC and Brooks Automation, Inc.

Gregorio Reyes
67 years old
Director since April 2004

Mr. Reyes became a member of our Board in April 2004. Mr. Reyes has been a private investor and management consultant since 1994. Mr. Reyes began his career in the semiconductor industry with National Semiconductor Corporation in 1962, followed by executive positions with Motorola, Inc., Fairchild Semiconductor and Eaton Corporation. From 1981 to 1984, he was President and Chief Executive Officer of National Micronetics, Inc., a provider of hard disc magnetic recording head products for the data storage industry. Between 1986 and 1990, he was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies. Mr. Reyes co-founded Sunward Technologies in 1985 and served as its Chairman and Chief Executive Officer until 1994. Mr. Reyes is Non-Executive Chairman of LSI Logic Corp., and Chairman of the Board of Dialog Semiconductor plc.

John W. Thompson
59 years old
Director since November 2000

Mr. Thompson became a member of our Board in November 2000. Mr. Thompson is Chairman of the Board of Directors and Chief Executive Officer of Symantec Corporation. Before joining Symantec in April 1999, Mr. Thompson held various executive and management positions with IBM from 1971. Mr. Thompson is also a member of the Board of Directors of United Parcel Service, Inc.

Vote Required

The affirmative vote of a majority of all the votes cast by holders of common shares represented in person or by proxy at the AGM is necessary to approve the election of each of the director nominees.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" THE ELECTION OF EACH OF THE TEN (10) NOMINEES LISTED ABOVE.

CORPORATE GOVERNANCE

Seagate's Transfer from NYSE to NASDAQ. On August 27, 2008, we announced that we will transfer our stock exchange listing from the New York Stock Exchange (NYSE) to The NASDAQ Stock Market LLC (NASDAQ), an exchange of The NASDAQ OMX Group, Inc. (NASDAQ: NDAQ), effective September 16, 2008. Seagate Technology is listed on The NASDAQ Global Select Market and trades on the exchange with the ticker symbol NASDAQ: STX.

Corporate Governance Guidelines. Our Board is committed to using sound corporate governance practices to help fulfill its responsibilities to our shareholders, and adopted corporate governance guidelines to clarify how it exercises its responsibilities. The Corporate Governance Guidelines are summarized below, and are also available on the Corporate Governance section of our website at http://www.seagate.com/www/en-us/about/investor_relations/corporate_governance/. You may also request a copy in print from: Investor Relations, Seagate Technology, 920 Disc Drive, Scotts Valley, California 95066.

The Nominating and Corporate Governance Committee is responsible for overseeing the Corporate Governance Guidelines, and reviews the Guidelines at least annually and makes recommendations to the Board concerning corporate governance matters. The Board may amend any of the Corporate Governance Guidelines at any time, with or without public notice, as it determines necessary or appropriate in the exercise of the Board's judgment or fiduciary duties.

Among other matters, the Corporate Governance Guidelines include the following items concerning the Board:

- The Board believes that there should be a substantial majority of independent directors on the Board.
- All directors stand for election every year.
- The Board does not have a mandatory retirement age for directors, and because the Nominating and Corporate Governance Committee annually evaluates director nominees for the following year, the Board has decided not to adopt arbitrary term limits for its directors.
- Directors with significant job changes are required to submit an offer of resignation from the Board to the Nominating and Corporate Governance Committee, which then evaluates whether the individual continues to satisfy the Board's membership criteria in light of his or her new occupational status, and makes a recommendation to the Board for its decision whether or not to accept the director's resignation.
- Non-management directors are limited to service on four public company boards, in addition to service on the Company's Board. Our CEO is limited to service on one public company board, in addition to service on our Board.
- The Board believes that the offices of Chairman and CEO should be held by separate persons, to aid in the oversight of management, unless it is in the best interests of the Company that the same person holds the offices. Currently, separate people hold the offices.

  The Chair of the Nominating and Corporate Governance Committee has been appointed to serve as the Lead Independent Director. The Lead Independent Director coordinates the activities of the other non-management directors, presides over meetings of the Board at which the Chairman of the Board is not present and each executive session, serves as liaison between the Chairman of the Board and the independent directors, approves meeting schedules and agendas for the Board, has authority to call meetings of the independent directors, and is available for consultation and direct communication if requested by major shareholders.
- We require that each non-management director establish and maintain ownership of a minimum of 10,000 shares of the Company's stock within the timeframes described in this Proxy Statement under the heading "Compensation of Directors".

- The Board has regularly scheduled presentations from finance, sales and marketing, and our major business units and operations. The Board's annual agenda will include, among other items, our long-term strategic plan, capital projects, budget matters, and management succession.
- The Board receives a report, at least annually, on succession planning and management development.
- At least annually, the Board evaluates the performance of the CEO and other senior management personnel. For a discussion on the relationship between performance and compensation, please see the Compensation Discussion & Analysis (the "CD&A"), set forth in this Proxy Statement beginning on page 26.
- The Nominating and Corporate Governance Committee manages a process whereby the Board and its committees are subject to annual evaluation and self-assessment.

Our Board works with management to schedule orientation programs and continuing education programs for directors. The orientation programs are designed to familiarize new directors with our businesses, strategies, and challenges, and to assist directors in developing and maintaining the skills necessary or appropriate for the performance of their responsibilities. Continuing education programs for directors may include a mix of in-house and third-party presentations and programs.

Board Meetings, Committees and Attendance. The Board of Directors meets regularly during the year and holds special meetings and acts by unanimous written consent whenever circumstances require. During fiscal year 2008, the Board held five meetings. All directors attended at least 75 percent of the aggregate of the meetings of the Board and Committees of which they were members.

All directors attended the Company's 2007 Annual General Meeting of Shareholders, with the exception of Mr. Reyes. Mr. Reyes was unable to attend the Annual General Meeting because he was being evacuated from his home in San Diego due to the California wildfires in October 2007.

The Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Strategic and Financial Transactions Committee. The Committees are responsible to the full Board. The table below provides current membership and meeting information for each of the Committees.

Director	Audit Committee	Compensation Committee[1]	Nominating and Corporate Governance Committee	Strategic and Financial Transactions Committee
William D. Watkins				✓
Stephen J. Luczo				✓(Chair)
Frank J. Biondi	✓			
William W. Bradley			✓	
Donald E. Kiernan	✓(Chair)			✓
David F. Marquardt		✓		✓
Lydia M. Marshall	✓		✓(Chair)	
C. S. Park			✓	✓
Gregorio Reyes		✓		
John W. Thompson		✓(Chair)		
Number of Meetings in FY2008	9	5	6	4

(1) Mr. Davidson resigned from the Board and the Compensation Committee effective December 3, 2007. Mr. Marquardt was appointed to the Compensation Committee effective January 31, 2008. The Compensation Committee appointed Mr. Thompson as its Chair on February 14, 2008.

The functions performed by these Committees, which are set forth in more detail in their respective charters, are summarized below. Please visit the Corporate Governance section of our investor relations website at http://www.seagate.com/www/en-us/about/investor_relations/corporate_governance/, where the Charters of the Board Committees are available. You may also request a copy in print from: Investor Relations, Seagate Technology, 920 Disc Drive, Scotts Valley, California 95066.

The Board has determined that each of the directors serving on the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee satisfy the applicable NASDAQ standards for independence.

Audit Committee. The Audit Committee represents and assists the Board in fulfilling its oversight responsibilities relating to the Company's financial statements and financial reporting process, the qualifications, independence and performance of the Company's independent registered public accounting firm, the performance of the Company's internal audit function, and the Company's compliance with legal and regulatory requirements. The Audit Committee has a charter which may be found on our website under Committee Charters at http://www.seagate.com/www/en-us/about/investor_relations/corporate_governance/board_structure/. The Board has designated Mr. Kiernan as the audit committee financial expert, as defined by Item 407(d)(5)(i) of Regulation S-K of the Securities Exchange Act of 1934. Mr. Kiernan satisfies the applicable NASDAQ standards for independence. During fiscal year 2008, the Audit Committee held nine meetings.

Compensation Committee. The Compensation Committee evaluates the Company's programs and practices relating to leadership development, reviews and establishes compensation of the Company's executive officers and non-management board members, and administers the Company's stock-based and certain other compensation plans, all with a view toward maximizing long-term shareholder value. The Compensation Committee has a charter which can be found on our website under Committee Charters at http://www.seagate.com/www/en-us/about/investor_relations/corporate_governance/board_structure/. The Committee may engage compensation consultants, and did so in fiscal year 2008. During fiscal year 2008, the Compensation Committee held five meetings. Additional information on the Committee's processes and procedures for considering and determining executive compensation is contained in the CD&A section of this Proxy Statement.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews and assesses the composition of the Board, assists in identifying potential new candidates for director, recommends candidates for election as director, and provides a leadership role with respect to corporate governance of the Company. The Nominating and Corporate Governance Committee has a charter which can be found on our website under Committee Charters at http://www.seagate.com/www/enus/about/investor_relations/corporate governance/board_structure/. During fiscal year 2008, the Nominating and Corporate Governance Committee held six meetings.

The Nominating and Corporate Governance Committee considers candidates for director who are recommended by its members, by other Board members, by shareholders and by management, as well as those identified by any third party search firms retained by the Company to assist in identifying and evaluating possible candidates. The Nominating and Corporate Governance Committee evaluates director candidates recommended by shareholders in the same way that it evaluates candidates recommended by its members, other members of the Board, or other persons. The Nominating and Corporate Governance Committee considers all aspects of a candidate's qualifications in the context of the needs of the Company at that point in time with a view to creating a Board with a diversity of experience and perspectives. Among the qualifications, qualities and skills of a candidate considered important by the Nominating and Corporate Governance Committee are a commitment to representing the long-term interests of the shareholders; an inquisitive and objective perspective; the willingness to take appropriate risks; leadership ability; personal and professional ethics; integrity and values; practical wisdom and sound judgment; and business and professional experience.

Shareholders wishing to submit recommendations for director candidates to the Nominating and Corporate Governance Committee must provide the following information in writing to the attention of the Secretary of the Company by certified or registered mail:

- the name, address, and biography of the candidate, and an indication of whether the candidate has expressed a willingness to serve;
- the name, address, and phone number of the shareholder or group of shareholders making the recommendation; and
- the number of shares of common stock beneficially owned by the shareholder or group of shareholders making the recommendation, the length of time held, and to the extent any shareholder is not a registered holder of such securities, proof of such ownership.

Strategic and Financial Transactions Committee. The Strategic and Financial Transactions Committee evaluates and authorizes management to enter into potential strategic or financial transactions in amounts of more than $25 million and up to $100 million individually (transactions of $25 million or less being within the CEO's discretion) that we may have the opportunity to participate in from time to time. This Committee will review transactions over $100 million and make recommendations to the full Board. During fiscal year 2008, the Strategic and Financial Transaction Committee held four meetings.

Executive Sessions of the Independent Directors. Our independent directors meet without management present at each regularly scheduled Board meeting. If the Board convenes a special meeting, the independent directors will meet in executive session if circumstances warrant. The Chairman of the Nominating and Corporate Governance Committee serves as the Lead Independent Director, and is currently Ms. Marshall. Ms. Marshall has served in this role since October 2006. The Lead Independent Director presides over the executive sessions. During fiscal year 2008, the independent directors met in executive session five times.

Director Independence. Our Board currently includes eight independent directors, each of whom is standing for re-election at the AGM. To be considered independent under the NASDAQ listing standards, a director may not be employed by the Company or engage in certain types of business dealings with the Company. In addition, as required by NASDAQ listing standards, the Board has made a determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board reviewed and discussed information provided by the directors and by the Company with regard to each director's business and personal activities as they relate to the Company and the Company's management. Based on this review, the Board has determined that Messrs. Biondi, Bradley, Kiernan, Marquardt, Reyes, and Thompson, Ms. Marshall, and Dr. Park are independent directors. Mr. Watkins is a Company employee, and Mr. Luczo was executive Chairman until October 2006, and they are therefore not considered independent. The Board also reviewed the independence of Mr. Davidson, who resigned from the Board effective December 3, 2007, and determined that he was independent during his service on the Board during the fiscal year 2008.

In assessing director independence under NASDAQ standards for independence, the Nominating and Governance Committee and the full Board review relevant transactions, relationships and arrangements that may affect the independence of our Board members, including that:

- During fiscal year 2008, Mr. Thompson was an executive officer of a company with which the Company conducts business in the ordinary course. Payments that the Company made to, or received from, this company for property or services in the current and each of the last three fiscal years did not exceed 1% of the Company's or the other party's consolidated gross revenues and therefore, fell significantly below the 5% threshold in the NASDAQ independence standards.

- Mr. Davidson, who resigned from the Board effective December 3, 2007, is an affiliate of Silver Lake Partners, which has or had during fiscal year 2008 investments in several companies that the Company conducts business with in the ordinary course. Mr. Davidson also served as a director of two of these companies during fiscal year 2008. Mr. Davidson may be deemed to have an indirect ownership of the shares held by Silver Lake Partners in these entities, but he disclaims beneficial ownership of the shares held by Silver Lake Partners, except to the extent of his individual pecuniary interest therein. Payments that the Company made to, or received from these companies for property or services in the current and each of the last three fiscal years did not exceed 1% of the Company's or the other parties' consolidated gross revenues and therefore, fell significantly below the 5% threshold in the NASDAQ independence standards.
- Messrs. Thompson and Bradley sit on the boards of charitable organizations to which the Company has made contributions in amounts that are immaterial to both Seagate and such organizations and fell significantly below the 5% threshold in the NASDAQ independence standards.

Following review of these transactions and other relevant standards, the Board determined that each of these directors is independent under NASDAQ rules.

Shareholder Communications with the Board of Directors. The AGM provides an opportunity each year for the shareholders to ask questions of, or otherwise communicate directly with, members of the Board on matters relevant to Seagate. In addition, shareholders and other interested parties may communicate with any or all of our directors, including the Lead Independent Director and/or the non-management or independent directors as a group, by transmitting correspondence to the Director(s) by mail or by facsimile as follows:

c/o Corporate Secretary
Seagate Technology
920 Disc Drive
Scotts Valley, CA 95066
Fax: (831) 438-6675

The Corporate Secretary shall transmit as soon as practicable such communications to the identified director addressee(s), unless there are legal or other considerations that mitigate against further transmission of the communication, as determined by the Corporate Secretary. In that regard, certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded by the Corporate Secretary, such as business solicitations or advertisements, junk mail and mass mailings, new product suggestions, product complaints, product inquiries, resumes and other forms of job inquiries, spam, and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that the Board or individual directors so addressed shall be advised of any communication withheld as soon as practicable.

Code of Business Conduct and Ethics. The Board has adopted a Code of Business Conduct and Ethics that is applicable to all of our directors, officers and employees, including our CEO, Chief Financial Officer (CFO), and Principal Accounting Officer. Our Code of Business Conduct and Ethics is available through our website at http://www.seagate.com/www/en-us/about/global_citizenship/work_environment/code_of_business_conduct_and_ethics/, or in print to any shareholder who requests it from: Investor Relations, Seagate Technology, 920 Disc Drive, Scotts Valley, California 95066.

Compensation of Directors

For fiscal year 2008, we compensated our non-management directors with an annual cash retainer of $50,000 for board service. Non-management members of our Board committees also received an additional annual retainer in lieu of meeting payments. These retainer amounts are as follows:

Committee	Membership	Retainer
Board of Directors	Chairperson	$150,000
	Member	$ 50,000
Audit Committee	Chairperson	$ 50,000
	Member	$ 25,000
Compensation Committee	Chairperson	$ 15,000
	Member	$ 10,000
Nominating and Corporate Governance Committee	Chairperson	$ 15,000
	Member	$ 10,000

Members of the Strategic and Financial Transactions Committee do not receive any additional retainers or compensation for their participation on this Committee. All retainer fees are paid in quarterly installments.

In fiscal year 2008 we reviewed non-management director compensation and made the following changes to annual retainer fees, effective fiscal year 2009.

Board of Directors

- Lead Independent Director – new fee of $15,000 annually

Compensation and Nominating and Corporate Governance Committees

- Chairperson – increase from $15,000 to $20,000 annually

At the AGM in October 2007, our shareholders approved a proposal to amend the 2004 Stock Compensation Plan (the "2004 Plan"), to provide flexibility to grant both options and share awards for initial and ongoing equity grants to members of our Board. This change supports director stock ownership requirements and reflects current market practices. Prior to the amendment, each new non-management director received options to purchase up to 100,000 of our common shares with an exercise price equal to the fair market value of the common shares on the grant date. Following the plan amendment, each new non-management director will receive options to purchase up to 55,000 of our common shares with an exercise price equal to the fair market value of the common shares on the grant date and will also receive up to 15,000 share awards. The fair market value for option awards is determined by calculating the average of the high and low stock price reported by the New York Stock Exchange (or NASDAQ, as applicable) on the grant date. (If the new director is an officer or member of the board of an entity whose stock, assets and/or business are acquired by Seagate, the initial grant is determined by the existing members of the Board, not to exceed the value of 55,000 option awards and 15,000 share awards.) These equity awards generally vest over four years from the date of grant. Upon re-election to the Board each year, each non-management director who has served on the Board at least six months before re-election receives options to purchase 10,000 of our common shares with an exercise price equal to the fair market value of the common shares as of the date of grant and also receives 5,000 share awards. These awards vest over four years from the vesting commencement date (generally a date occurring during the month in which the AGM occurs).

On September 27, 2006, the Board approved director share ownership guidelines to encourage equity holdings in the Company and to more closely link directors' interests with those of all shareholders. Under the guidelines, each non-management director serving on September 27, 2006, must own at least 10,000 common shares of Seagate Technology by July 1, 2008 and must maintain such ownership for the duration of Board service. On September 11, 2007, the Compensation Committee, after review with the independent members of the Board, extended the compliance date to December 31, 2008. Non-management directors elected or appointed after September 27, 2006 have three years from the date of election or appointment to achieve the ownership requirement. Exceptions may be requested in the event of hardship.

All members of our Board are reimbursed for their reasonable out-of-pocket travel expenses incurred in attending meetings of the Board and its Committees; no additional compensation is provided for attending Board or Committee meetings. Board members are eligible to participate in the Company's Nonqualified Deferred Compensation Plan—the Seagate Deferred Compensation Plan (the "SDCP"). For a description of the plan, see "Compensation Discussion and Analysis—Benefits and Other Perquisites—Nonqualified Deferred Compensation Plan" elsewhere in this Proxy Statement.

Director Compensation for Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Stephen J. Luczo	200,000	22,357	196,989	419,346
Frank J. Biondi Jr.	75,000	22,357	218,438	315,795
William W. Bradley	60,000	22,357	122,368	204,725
James A. Davidson[2]	32,500	22,357	57,460	112,317
Donald E. Kiernan	100,000	22,357	148,528	270,885
David F. Marquardt	55,000	22,357	148,528	225,885
Lydia M. Marshall	90,000	22,357	243,864	356,221
C.S. Park	60,000	22,357	65,806	148,163
Gregorio Reyes	60,000	22,357	240,348	322,705
John W. Thompson	62,500	22,357	148,528	233,385

(1) On October 25, 2007, each non-employee director then serving was granted options to purchase 10,000 of our common shares and each non-employee director then serving was issued 5,000 share awards. The grant date fair value of the options was determined to be $7.43 per share as calculated utilizing the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-based Payments*, (SFAS No. 123R). See Note 3 of the Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended June 27, 2008 regarding assumptions underlying valuation of equity awards. The grant date fair value of the share awards was calculated using the average of the high and low stock price, $27.21 and $25.72, respectively, as reported on the NYSE on October 25, 2007, the date of the grant. The closing price on October 25, 2007 on the NYSE was $26.21. The aggregate number of options held by each director as of June 27, 2008 is as follows: Mr. Luczo—110,000 options and 5,000 share awards; Mr. Biondi—135,000 options and 5,000 share awards; Mr. Bradley—185,000 options and 5,000 share awards; Mr. Kiernan—200,000 options and 5,000 share awards; Mr. Marquardt—110,000 options and 5,000 share awards; Ms. Marshall—175,000 options and 5,000 share awards; Dr. Park—157,363 options and 5,000 share awards; Mr. Reyes—135,000 options and 5,000 share awards; and Mr. Thompson—110,000 options and 5,000 share awards.

(2) Mr. Davidson resigned from the Board effective December 3, 2007.

SECURITY OWNERSHIP OF DIRECTORS, DIRECTOR NOMINEES, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our outstanding common shares on September 5, 2008, except as noted below, by (1) each person who is known by us to beneficially own more than five percent of our outstanding voting power, (2) each director, director nominee, and named executive officer (NEO) and (3) all of our directors, director nominees and executive officers as a group. To our knowledge, unless it is otherwise stated in the footnotes, each person listed below has sole voting and investment power with respect to his or her shares beneficially owned. For purposes of the tables below, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire on or within 60 days after September 5, 2008.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Class Beneficially Owned[1]
Greater than five percent holders:		
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	57,854,548[2]	11.9%
Capital Group International, Inc. 11100 Santa Monica Blvd. 5th Floor Los Angeles, CA 90025-3384	32,444,370[3]	6.6%
Directors, director nominees and named executive officers:[4]		
William D. Watkins	4,005,294[5]	*
David A. Wickersham	1,441,520[6]	*
Charles C. Pope	1,061,555[7]	*
Brian S. Dexheimer	1,428,949[8]	*
Robert W. Whitmore	301,580[9]	*
Stephen J. Luczo	4,690,284[10]	*
Frank J. Biondi, Jr.	70,000[11]	*
William W. Bradley	163,750[12]	*
Donald E. Kiernan	188,750[13]	*
David F. Marquardt	1,576,790[14]	*
Lydia M. Marshall	158,000[15]	*
C.S. Park	144,213[16]	*
Gregorio Reyes	142,290[17]	*
John W. Thompson	250,660[18]	*
All directors, director nominees and executive officers as a group (21 persons)	18,210,719[19]	3.7%

* Less than 1% of Seagate Technology's common shares outstanding.

(1) Percentage of class beneficially owned is based on 487,927,239 common shares outstanding as of September 5, 2008, together with applicable options to purchase common shares for each shareholder exercisable on September 5, 2008 or within 60 days thereafter. Each common share is entitled to one vote. We have determined beneficial ownership in accordance with the rules of the SEC based on factors, including voting and investment power, with respect to shares subject to applicable community property laws. Common shares issuable upon the exercise of options currently exercisable or exercisable within 60 days after September 5, 2008 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage of any other person or group.

(2) Based solely on information reported by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Templeton Global Advisers Limited on the Schedule 13G/A filed with the SEC on February 7, 2008 reporting ownership as of December 31, 2007. According to the Schedule 13G/A, these shares are beneficially owned by one or more

investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc. Franklin Resources Inc. and Messrs. Johnson do not have voting or dispositive power over any of the shares reported on the Schedule 13G/A. Templeton Global Advisors Limited has sole voting power with respect to 49,103,329 shares, sole dispositive power with respect to 49,521,466 shares and shared dispositive power with respect to 31,863 shares. Various other direct and indirect subsidiaries of Franklin Resources, Inc. have sole voting power, and sole and shared dispositive power, with respect to the remaining shares as reported in the Schedule 13G/A.

(3) Based solely on information reported by Capital Group International, Inc. on the Schedule 13G/A filed with the SEC on February 12, 2008 and reporting ownership as of December 31, 2007. Capital Group International, Inc. disclaims beneficial ownership of these shares.

(4) The business address of each of these individuals is our office at 920 Disc Drive, Scotts Valley, California 95066.

(5) Includes 1,293,832 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 1,695,050 shares held by the Watkins Family Trust, 119,744 shares held by the Wolf Pack Limited Partnership, 40,000 shares held by The Dragon Wolf Foundation and 856,668 shares owned directly by Mr. Watkins.

(6) Includes 1,042,270 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 45,292 shares held by Arlie Enterprises, 170,761 shares held by the David Wickersham and Susan Wickersham Trust and 183,197 shares owned directly by Mr. Wickersham.

(7) Includes 919,055 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 50,500 shares held by the Pope Family Trust and 92,000 shares owned directly by Mr. Pope.

(8) Includes 833,954 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 61,664 shares held by Silver Sea Limited Partnership, 30,000 shares held by the 2004 Dexheimer Family Dynasty Trust and 503,331 shares owned directly by Mr. Dexheimer.

(9) Includes 224,580 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 77,000 shares owned directly by Mr. Whitmore.

(10) Includes 52,500 shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 3,680,614 shares held by the Stephen J. Luczo Revocable Trust dated January 26, 2001, 34,880 shares held by the 2002 Luczo Perpetual Family Trust, 490,367 shares held by Red Zone Holdings Limited Partnership, 425,951 shares held by Red Zone II Limited Partnership and 5,972 shares owned directly by Mr. Luczo.

(11) Includes 65,000 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 5,000 shares owned directly by Mr. Biondi.

(12) Includes 158,750 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 5,000 shares owned directly by Mr. Bradley.

(13) Includes 173,750 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 15,000 shares owned directly by Mr. Kiernan.

(14) Includes 83,750 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 1,493,040 shares owned directly by Mr. Marquardt.

(15) Includes 148,750 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 9,250 shares owned directly by Ms. Marshall.

(16) Includes 137,363 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008 and 6,850 shares owned direct by Dr. Park.

(17) Includes 108,750 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 28,540 shares held by the Gregorio and Vanessa Reyes Trust and 5,000 shares owned directly by Mr. Reyes.

(18) Includes 83,750 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008, 161,910 shares owned by the John and Sandra Thompson Trust and 5,000 shares owned directly by Mr. Thompson.

(19) Includes 6,925,704 common shares subject to options that are currently exercisable or which will become exercisable within 60 days of September 5, 2008.

PROPOSAL 2 – APPROVAL OF THE SEAGATE TECHNOLOGY EXECUTIVE OFFICER PERFORMANCE BONUS PLAN

Introduction

The Board is seeking the approval of our shareholders of the Seagate Technology Executive Officer Performance Bonus Plan (the "Bonus Plan") to govern the award and payment of bonuses to certain of our executives. The Board adopted the Bonus Plan subject to the approval of our shareholders, and the Bonus Plan is an amendment and restatement of the Seagate Technology Annual Incentive Bonus Plan (the "AIBP"). Our shareholders approved the AIBP at our 2003 Annual General Meeting.

Purpose of the Bonus Plan

The purpose of the Bonus Plan is to motivate our senior executives and reward them for producing results that increase shareholder value, and to encourage individual and team behavior that helps us achieve both short- and long-term corporate objectives. The bonuses awarded under the Bonus Plan are intended to be "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder. In general, Section 162(m) of the Code imposes a limit on corporate tax deductions for compensation in excess of $1 million per year paid by a public company to its chief executive officer and three other most highly compensated executive officers, other than the chief financial officer (each referred to in Section 162(m) of the Code as a "covered employee"). An exception to this $1 million limitation is provided for "qualified performance-based compensation" that satisfies certain conditions set forth in Section 162(m) of the Code and the regulations promulgated thereunder. Once initially approved by shareholders, the material terms of any such qualified performance-based compensation must be re-approved by shareholders every five years.

Accordingly, the Bonus Plan is being submitted to our shareholders for approval so that payments under the Bonus Plan can qualify as "qualified performance-based compensation." In the event the Bonus Plan is not approved by our shareholders, the AIBP will remain in effect in accordance with its terms. However, the material terms of the AIBP were last approved by shareholders five years ago in 2003. Thus, if the Bonus Plan is not approved by our shareholders, we will continue to pay bonuses under the AIBP, but any such payments will not qualify as "qualified performance-based compensation" and thus payments to a Section 162(m) "covered employee" may not be deductible by us for income tax purposes. The Board believes it is in Seagate's best interests to provide for a bonus plan under which bonus awards paid to our executives can qualify as "qualified performance-based compensation" for deductibility under Section 162(m) of the Code in order to maximize the Company's income tax deductions.

Proposed Amendments included in the Bonus Plan

The Bonus Plan is an amendment and restatement of the AIBP. The principal amendments to the AIBP reflected in the Bonus Plan were to (1) expand the number of performance targets on which the achievement of a bonus award is based, clarify the methodology in measuring such performance targets and provide a mechanism for the appropriate adjustment of an evaluation under a performance target to mitigate the effects of unusual or extraordinary events or accounting charges which were not budgeted and not foreseen at the time the applicable performance targets were set, (2) increase the maximum bonus award payable to any participant under the Bonus Plan in any fiscal year from $5,000,000 to $10,000,000, and (3) rename the AIBP the "Seagate Technology Executive Officer Performance Bonus Plan". The list of performance targets and the methodology of measuring such performance targets were amended to conform to the list and methodology set forth in the 2004 Plan, which was approved by our shareholders at our 2007 Annual General Meeting. The increase to $10,000,000 provides a maximum bonus payment under the Bonus Plan that will accommodate possible future salary and bonus level increases and is comparable with potential payments under bonus plans maintained by companies of similar size and complexity within our industry.

The remaining amendments include the following: (1) amendment of the term "Disability" to conform to the definition contained in our other plans and policies, (2) requirement that a participant be continuously employed with us during a fiscal year in order to be eligible to receive a bonus award for such fiscal year, (3) amendment of the timing of payment of a bonus award to comply with Section 409A of the Code and the regulations promulgated thereunder, (4) requirement that no amendment, modification, suspension or termination of the Bonus Plan shall be made which materially adversely affects bonus awards previously made to a participant without such person's consent, and (5) other amendments intended to clarify plan provisions.

In the event that the Bonus Plan is not approved by our shareholders, then the AIBP will continue without giving effect to the amendments. The amended terms of the Bonus Plan are described in more detail below under "Description of the Bonus Plan" and are reflected in the full text of the Bonus Plan, a copy of which is attached hereto as Appendix A.

Description of the Bonus Plan

The following information includes a summary of certain provisions of the Bonus Plan, and reflects the amendments described above. This summary, however, does not purport to describe every detail of the Bonus Plan and is qualified in all respects by reference to the full text of the Bonus Plan, a copy of which is attached hereto as Appendix A. (The Bonus Plan is defined as the "EPB" in Appendix A.)

Bonus Awards to Participants

Eligibility. Our CEO and any other executive of Seagate Technology who is subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended, who remains continuously employed as an executive officer of Seagate Technology from the first day of the applicable fiscal year (or, if later, from his or her first day of employment) through and including the last day of the applicable fiscal year and who is selected to participate in the Bonus Plan for such fiscal year by the Compensation Committee is eligible for a bonus award for such fiscal year under the Bonus Plan. Currently there are approximately 12 executives of Seagate Technology, including the CEO, who are eligible to participate in the Bonus Plan, and the Compensation Committee has selected 11 of those executives to participate in the Bonus Plan for fiscal year 2009. In the event an individual is selected by the Compensation Committee to participate in the Bonus Plan, the Compensation Committee will establish one or more objectively determinable performance targets, based on one or more of the criteria listed below, for such individual for the fiscal year at issue. Achievement of specified levels above a performance target may result in a bonus award to the participant in an amount equal to a pre-established fixed dollar amount or a fixed percentage of the participant's annual base salary as in effect as of the last day of such fiscal year, determined in the discretion of the Compensation Committee. The Compensation Committee has absolute discretion to determine whether or not a bonus award is granted and may, even if specified performance targets are met, to determine not to pay a bonus award to a participant or to pay a participant a bonus in a lesser amount (but no discretion to increase the amount of a bonus award). Although the specific bonuses that may be paid to participants in the Bonus Plan for any fiscal year are not determinable at this time, the maximum bonus that may be paid to a participant under the Bonus Plan in any fiscal year will not exceed $10,000,000. The Compensation Committee also will establish specified levels of the performance targets and the bonus award to be paid at each such specified level.

Business Criteria. If approved by our shareholders, each participant's bonus will be based on the achievement of one or more performance targets by Seagate Technology, as determined by the Compensation Committee for each fiscal year. The performance targets for a fiscal year will be based on any one or more of the following objective business criteria, either individually, alternatively or in any combination, applied to either Seagate Technology as a whole or to a business unit or subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as the Compensation Committee determines: (1) pre- and after-tax income; (2) operating income; (3) net operating income (before or after taxes); (4) net earnings; (5) net income (before or after taxes); (6) operating margin; (7) gross margin; (8) cash flow (before or after dividends); (9) earnings per share; (10) return on equity; (11) return on assets, investments or capital employed; (12) revenue; (13) market share; (14) cost reductions or savings; (15) funds from operations; (16) total shareholder return; (17) stock price; (18) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; (19) market capitalization; (20) economic value added; (21) operating ratios; (22) product development or release schedules; (23) new product innovation; (24) implementation of our critical processes or projects; (25) customer service or customer satisfaction; (26) product quality measures; (27) days sales outstanding; (28) inventory or inventory turns; (29) other standards of financial performance and/or (30) personal performance evaluations.

Adjustments. If approved by our shareholders, the Bonus Plan will provide that the Compensation Committee (1) shall appropriately adjust any evaluation of performance under a performance target to mitigate the effects of material, unusual or nonrecurring gains and losses, accounting charges or other extraordinary events which were not budgeted and were not foreseen at the time the applicable performance targets were set, such as merger or acquisition related charges, charges for restructuring and reorganization plans, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or significant part of a business, or related to a change in accounting principle (including the cumulative effect of accounting changes) as determined in accordance with Statement of Financial Standards No. 154, *Accounting Changes and Error Corrections* or other applicable or successor accounting provisions, in each case as determined in accordance with generally accepted accounting principles or identified in our financial statements or notes to the financial statements, and (2) shall also appropriately adjust any evaluation of performance under a performance target to exclude any of the following events that occur during a performance period: (a) asset write-downs, (b) litigation, claims, judgments or settlements, (c) the effect of changes in tax law or other such laws or provisions affecting reported results, (d) accruals for reorganization and restructuring programs and (e) accruals of any amounts for payment under the Bonus Plan.

Bonus Amount. The bonus award for any participant is based on the achievement of specified levels of performance at or above the performance threshold. Prior to the payment of a bonus award to a participant, the Compensation Committee must certify in writing the level of the performance attained.

Performance-Based Compensation. With respect to any bonus award payable under the Bonus Plan, the performance targets applicable to such bonus award will be established in writing by the Compensation Committee for the fiscal year to which such bonus award relates. To the extent permitted under Section 162(m)(4)(C) of the Code, and the regulations promulgated thereunder, such performance targets may be established in writing by the Compensation Committee not later than 90 days after the commencement of the period of service to which the performance targets relate, provided that the outcome is substantially uncertain at the time the Compensation Committee actually establishes the performance targets; and provided, further, that in no event shall the performance targets be established after 25% of the period of service (as scheduled in good faith at the time the performance targets are established) has elapsed. No bonus award which is intended to qualify as "qualified performance-based compensation," within the meaning of Section 162(m) of the Code, and the regulations promulgated thereunder, will be paid to a participant unless and until the Compensation Committee makes a certification in writing with respect to the level of performance attained by Seagate Technology for the fiscal year to which such bonus award relates, as required by Section 162(m) of the Code, and the regulations promulgated thereunder.

Termination of Employment. A participant who, whether voluntarily or involuntarily, is terminated or demoted or otherwise ceases to be an executive officer of Seagate Technology at any time during a fiscal year will not be eligible to receive a partial fiscal year bonus award. However, in the event of a participant's death or disability, or in the event of a change in ownership or control of Seagate Technology, the Compensation Committee may, in its sole discretion, provide partial fiscal year bonus awards to affected participants.

General

Payment of Bonuses. Each bonus award shall be paid in cash. Payment shall be made no later than the 15th day of the third month following the end of the fiscal year to which such bonus award relates (subject to a valid election made by an eligible executive in accordance with Section 409A of the Code, and the regulations promulgated thereunder, with respect to the deferral of all or a portion of his or her bonus).

Effective Date. The Bonus Plan will be effective as of the first day of our fiscal year 2009, subject to approval by the shareholders of Seagate Technology at the AGM. The Bonus Plan year will commence on the first day of each fiscal year and end on the last day of that fiscal year.

Administration and Interpretation. The Bonus Plan will be administered by the Compensation Committee, which consists solely of two or more directors who are considered "outside directors" for purposes of Section 162(m) of the Code, and the regulations promulgated thereunder. The Compensation Committee will have the absolute authority to administer and interpret the Bonus Plan, and all actions taken, and all determinations made, by the Compensation Committee or the Board in good faith shall be binding on all parties.

Amendment. The Bonus Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board, subject to any requirement for shareholder approval, and provided that no amendment, modification, suspension or termination shall be made which materially adversely affects bonus awards previously made to a participant without his or her consent.

Shareholder Approval. The Bonus Plan is subject to the approval of our shareholders and, in the event the Bonus Plan is not approved, the AIBP shall remain in effect in accordance with its terms. However, the material terms of the AIBP were last approved by our shareholders five years ago in 2003. Thus, if the Bonus Plan is not approved by our shareholders, bonuses will continue to be paid under the AIBP, but such bonuses will not qualify as "qualified performance-based compensation" for deductibility under Section 162(m) of the Code. Accordingly, any portion of a bonus paid to any "covered employee" (i.e., our CEO and three other most highly compensated executive officers, other than the CFO), that, together with all other non-qualified-performance-based compensation received by such "covered employee" in a fiscal year, exceeds $1,000,000, may not be deductible under Section 162(m) of the Code.

Future awards under the Bonus Plan to our executive officers will be made at the discretion of the Compensation Committee. At this time, therefore, the benefits that may be received by our executive officers if shareholders approve the Bonus Plan (including the amendments thereto) cannot be determined. Please see the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 35, which sets forth the benefits earned under the AIBP in fiscal year 2008 (payment distribution is made in fiscal year 2009). Benefits paid under the AIBP in 2008 would have been the same if the Bonus Plan had previously been approved by shareholders. The Compensation Committee recently established the target bonus levels for the NEOs and Seagate's other executive officers under the Bonus Plan for fiscal year 2009, which are consistent with those set forth in the Variable Pay section of the CD&A.

Vote Required; Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of all the votes cast by holders of common shares is necessary to approve the Bonus Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE **"FOR"** APPROVAL OF THE SEAGATE TECHNOLOGY EXECUTIVE OFFICER PERFORMANCE BONUS PLAN.

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended June 27, 2008. The Audit Committee has selected and appointed Ernst & Young LLP to audit the financial statements of Seagate Technology for the fiscal year ending July 3, 2009. The Board, upon the recommendation of the Audit Committee, is asking Seagate Technology's shareholders to ratify such appointment because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

A representative of Ernst & Young LLP is expected to be present at the AGM and he or she will have the opportunity to make a statement, if he or she so desires, and will be available to respond to any appropriate questions from shareholders.

Vote Required; Recommendation of the Board of Directors

The affirmative vote of a majority of all the votes cast by holders of common shares represented in person or by proxy at the AGM is necessary to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of Seagate Technology.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF SEAGATE TECHNOLOGY.

INFORMATION ABOUT THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees Paid to Independent Registered Public Accounting Firm

The aggregate fees paid or accrued by us for professional services provided by Ernst & Young LLP in fiscal years 2008 and 2007 are set forth below.

	Fiscal Year	
	2008	2007
	(In thousands)	
Audit Fees	$5,431	$6,163
Audit-Related Fees	571	469
Tax Fees	326	540
All Other Fees	6	6
Total	$6,334	$7,178

Audit Fees. This category includes the audit of our internal controls and related compliance required under Section 404 of the Sarbanes-Oxley Act of 2002, the audit of our consolidated financial statements included in our annual report on Form 10-K, the review of financial statements included in our quarterly reports on Form 10-Q, and services that are normally provided by the independent registered accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years. These fees are lower in fiscal year 2008 compared to fiscal year 2007 primarily due to a reduction in audit activities related to Maxtor in 2008.

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that were reasonably related to the performance of the audit or review of our financial statements and which are not reported above under "Audit Fees". For fiscal years 2008 and 2007, this category includes: benefit plan, pension plan and grant audits and advice on accounting matters that arose during those years in connection with the preparation of our financial statements.

Tax Fees. This category consists of professional services provided by Ernst & Young LLP for tax services, including tax compliance, tax advice and expatriate tax services.

All Other Fees. This category consists of fees for the use of Ernst & Young LLP's online accounting research tool for fiscal years 2008 and 2007.

In fiscal years 2008 and 2007, all audit, audit related, tax and all other fees were pre-approved by the Audit Committee. Under the SEC rules, subject to certain permitted de minimis criteria, pre-approval is required for all professional services rendered by the Company's principal accountant for all services rendered on or after May 6, 2003. We are in compliance with these SEC rules.

In making its recommendation to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 3, 2009, the Audit Committee considered whether the services provided to us by Ernst & Young LLP are compatible with maintaining the independence of Ernst & Young LLP from us. The Audit Committee has determined that the provision of these services by Ernst & Young LLP is compatible with maintaining that independence.

Pre-Approval of Services by Independent Registered Public Accounting Firm

The Audit Committee charter requires the Committee to pre-approve any audit or permitted non-audit services to be provided to us by our independent registered public accounting firm, Ernst & Young, LLP, in advance of such services being provided to us. The process for such pre-approval provides that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services provided by our independent registered public accounting firm on an annual basis, and additional services as needed. The Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve audit or permitted non-audit services where the company deems it necessary or advisable that such services commence prior to the next regularly scheduled Audit Committee meeting (provided that the Audit Committee Chair must report to the full Audit Committee on any pre-approval determinations).

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during fiscal year 2008 were Messrs. Thompson, Reyes, Marquardt and James A. Davidson.* None of these individuals were officers or employees of Seagate Technology or any of its subsidiaries at any time during fiscal year 2008, nor have any of these individuals ever been officers of Seagate Technology or any of its subsidiaries. No executive officers of Seagate Technology served on the compensation committee of any other entity, or as a director of an entity, that employed any of the members of the Compensation Committee during fiscal year 2008.

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* Mr. Davidson resigned from the Board and the Compensation Committee effective December 3, 2007. Mr. Marquardt was appointed to the Compensation Committee effective January 31, 2008. The Compensation Committee appointed Mr. Thompson as its Chair on February 14, 2008.

REPORT OF THE AUDIT COMMITTEE

Our management is responsible for preparing and presenting our financial statements, and our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board. One of the Audit Committee responsibilities is to monitor and oversee these processes. In connection with the preparation of the financial statements as of and for the fiscal year ended June 27, 2008, the Audit Committee performed the following tasks:

(1) reviewed and discussed the audited financial statements for fiscal year 2008 with management and with Ernst & Young LLP;

(2) reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of June 27, 2008, which it made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*;

(3) reviewed and discussed with Ernst & Young LLP its attestation report on our internal control over financial reporting. We published these reports in our Annual Report on Form 10-K for the fiscal year ended June 27, 2008;

(4) discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *"Communication with Audit Committees"*, as amended and adopted by the Public Company Accounting Oversight Board, including Ernst & Young LLP's judgment about the quality, in addition to the acceptability, of our accounting principles and underlying estimates in our financial statements; and

(5) received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, *"Independence Discussions with Audit Committees"*, as adopted by the Public Company Accounting Oversight Board, and discussed with the independent accountants their independence from management and from us.

Based upon these reviews and discussions, the Audit Committee recommended, and the Board approved, that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 27, 2008 for filing with the SEC.

Respectfully submitted,
THE AUDIT COMMITTEE

Donald E. Kiernan, Chairman
Frank J. Biondi, Jr.
Lydia M. Marshall

COMPENSATION DISCUSSION & ANALYSIS

The CD&A provides information and perspective about the compensation of the NEOs listed in the Summary Compensation Table below.

Our Executive Compensation Strategy

Seagate owes its success to the technology leadership and innovation of its people. Our executive compensation program is designed to reward high performance, strengthen our market position, and increase shareholder value. The Goals of our executive compensation programs are to:

- attract and retain talented leaders with competitive pay programs;
- motivate executives to achieve and exceed business objectives as approved by the Board;
- align the interests of executives and shareholders to optimize shareholder return; and
- manage the cost of total compensation in support of our financial performance.

Role of Our Compensation Committee

The Compensation Committee, composed of three independent directors, determines, reviews and approves our compensation strategy and all payment authorizations for senior executives, including the NEOs. The Compensation Committee also reviews CEO compensation changes with the independent directors of the Board prior to final approval by the Compensation Committee.

Our Executive Compensation Program

Executive compensation at Seagate consists of five elements, each designed to reward different results in support of our strategy, as follows:

Compensation Element	Designed to Reward	Relationship to the Goals
Base Salary	Experience, knowledge of Seagate and our industry, dedication to assigned job	Provide competitive pay to attract and retain talented executives
Variable Pay *Annual Incentive Bonus Plan (AIBP)* (to be renamed the Executive Officer Performance Bonus Plan, if the amendment and restatement described in Proposal 2 is approved by shareholders.)	Success in financial and operational goals for the period covered; achievement of strategic initiatives	Motivate executives to achieve annual business objectives Manage the cost of total compensation in support of our financial performance
Long-term Equity Incentives *Option Awards, Share Awards, and Performance Share Awards*	Increasing shareholder value by achieving strategic goals of revenue growth, margin increases, and other long-term goals.	Align the interests of executives and shareholders to optimize shareholder return
Benefits and Perquisites	Initial and continued employment by the executive	Attract and retain talented leaders with competitive pay programs
Severance and Other Post-Termination Payments	Initial and continued employment by the executive, especially during periods of business uncertainty	Align the interests of executives and shareholders to optimize shareholder return

Executive Compensation Program Changes in Fiscal Year 2008

Changes for 2008, which are noted in appropriate sections of this CD&A, include:

- granting Performance Share Bonuses (Performance Shares) in addition to Options Awards;
- replacing our car policy with a cash Executive Perquisite Allowance;
- establishing Executive Stock Ownership Guidelines;
- approving (in fiscal 2009) a new severance and change-in-control policy to be implemented in fiscal year 2009; and
- approving the role of the Compensation Committee's Independent Consultant.

The NEOs for fiscal year 2008 are:

Name	Job Title
William D. Watkins	Chief Executive Officer
Charles C. Pope	Chief Financial Officer[(1)]
David A. Wickersham	President and Chief Operating Officer
Brian S. Dexheimer	Division President[(2)]
Robert W. Whitmore	Chief Technology Officer

(1) Mr. Pope ended his CFO role effective August 25, 2008, but will continue employment in a new role.

(2) Mr. Dexheimer was appointed to the position of Division President of the Consumer Solutions group on March 10, 2008. Previously he held the position of Chief Sales and Marketing Officer.

Executive Stock Ownership Guidelines

In April 2008, the Company adopted stock ownership guidelines for NEOs. The guidelines help ensure that our senior executives maintain an equity stake in the Company and, by doing so, link their interests with those of other shareholders. Shares directly or indirectly owned (for example through a trust) by the executive, along with unvested shares, count toward the stock ownership guidelines. Option Awards and unvested Performance Share Awards do not count toward the guidelines. Executive officers are expected to achieve the following stock ownership levels within five years of becoming an executive officer or being promoted to a higher level. Current executives are expected to meet the guidelines within four years following implementation. Executives are measured against the guideline on the last day of each fiscal year with results reported to the Compensation Committee, which will consider each executive's success in meeting the guidelines when determining future grant awards.

Stock Ownership Guidelines

Role	Multiple of Annual Salary
CEO	5x
President/ COO	4x
Other NEO	3x

Competitive Market, Peer Group, and Position within Market

The Compensation Committee reviews executive assignments and establishes targets for each element of executive pay after reviewing similar information for a defined group of companies that compete for similar executive talent (Peer Group). The Compensation Committee relies on analyses of available published surveys and disclosures by Peer Group companies for compensation to executives in similar roles. Peer Group pay data, including cash payments and equity awards, for executive positions are reviewed annually.

The Peer Group company list for fiscal year 2008 was updated on October 25, 2007 to include organizations that are:

- similar in global scope, complexity, and revenue;
- within Seagate's industry segment (Dow Jones Technology Hardware and Equipment Top Cap Index);
- key suppliers, original equipment manufacturers (OEM), or labor market competitors; and
- generally producing annual revenue greater than $1.5 billion.

Fiscal Year 2008 Peer Group - Dow Jones Technology and Hardware Index Top Cap

Advanced Micro Devices, Inc.
Agilent Technologies, Inc.
Apple Inc.
Applied Materials, Inc.
Broadcom Corporation
CDW Corporation
Cisco Systems, Inc.
Corning Incorporated
Dell Inc.
EMC Corporation
Harris Corporation
Hewlett-Packard Co.
Intel Corporation
International Business Machines Corporation
Juniper Networks, Inc.
KLA-Tencor Corporation
Lexmark International, Inc.
LSI Logic Corporation
Marvell Technology Group Ltd.
Micron Technology, Inc.
Microsoft Corporation
Motorola, Inc.
NCR Corporation
Network Appliance, Inc.
NVIDIA Corporation
Pitney Bowes, Inc.
Qualcomm, Inc.
SanDisk Corporation
Sun Microsystems, Inc.
Texas Instruments, Inc.
Western Digital Corporation
Xerox Corporation
Xilinx, Inc.

The following companies are also part of the fiscal year 2008 peer group:

Additional Fiscal Year 2008 Peer Group - Key Suppliers, OEMs, or Competitors

Fujitsu Products of America, Inc.
Hitachi America
Hitachi Global Storage Technologies
Flextronics
Jabil Circuit, Inc.
Samsung Electronics Co.
Sony Corporation of America
Sanmina-SCI Corporation

Role of Compensation Consultants

The Compensation Committee has the authority to retain its own independent consultant for advice and counsel throughout the year. During fiscal year 2008 the Compensation Committee utilized the services of Frederick W. Cook & Co. ("F.W. Cook") and approved the following ongoing role for the independent consultant:

- comment on management proposals to the Compensation Committee, including executive pay philosophy, strategy and mix of elements;
- advise the Compensation Committee regarding the market peer group and market targets used for competitive comparisons. Advise the Compensation Committee regarding incentive plans, performance measures and targets;

- develop recommendations to the Compensation Committee for changes to CEO pay, and advise the Compensation Committee regarding management proposals on pay to other NEOs;
- advise the Compensation Committee on proposed employment, severance and change-in-control policies or agreements; and
- advise the Compensation Committee regarding disclosures, shareholder proposals, and on trends and best practices in executive and director pay.

F.W. Cook provided the Compensation Committee with the following reports and supporting consultation during fiscal year 2008:

- Review of the CEO equity award proposal;
- Trends and market direction in board compensation; and
- Review proposed Executive Officer Severance and Change in Control (Severance) Plan.

F.W. Cook does not provide services to the Company management except as directed by the Compensation Committee. Seagate paid no fees or other compensation to F.W. Cook for any services other than those in support of the Compensation Committee.

Executive management also employed Hewitt Associates, Inc. throughout the year to advise them and assist in developing proposals to the Compensation Committee including but not limited to Performance Share Awards, Stock Ownership guidelines, and severance/change in control policies.

How We Determine Individual Compensation Amounts

The Compensation Committee generally targets NEO total compensation at the 75th percentile for similar positions within the Peer Group, subject to limits on overall equity dilution and cost to the Company. Positioning executive pay above the market average is necessary to attract and retain top leadership talent in a competitive labor market, especially in our volatile industry segment. The process and methods used to determine compensation for each of the NEOs are the same, each reviewed at least annually. The amount of compensation may differ for each NEO and is not based on a rigid formula. Instead, the value and relative mix of each compensation element varies by NEO and is subjectively determined by the Compensation Committee based on the:

- past performance and experience of the incumbent;
- expected future contributions;
- overall ability to achieve Seagate's business objectives;
- strategic impact of the position;
- market value for comparable positions in the Peer Group; and
- the ease or difficulty to replace the incumbent.

When approving a change to our compensation programs, the Compensation Committee considers all elements of total compensation, and also reviews:

- external business conditions;
- financial and operational performance;
- potential costs; and
- the ability to retain and motivate executives.

When determining the base salary and variable pay awards for the CEO, the Compensation Committee considered Mr. Watkins' individual performance as well as the performance of the overall organization and the position of his pay compared to Peer Group CEOs. These factors are described below under Base Salary and Variable Pay. The Compensation Committee also noted that pay levels among Peer Group CEOs are much greater than compensation paid to other NEOs, reflecting the significant differences in job scope, responsibility and impact for CEOs compared with other executive positions. Consistent with market practice, this position differentiation is reflected in Seagate's pay structure as well.

The proportion (mix) of pay elements relative to total pay varies by individual, with the largest portion of pay variable and contingent on Company performance. Variations in mix among NEOs generally reflect differences in scope of responsibility and Peer Group market data. As a result, the CEO has the greatest portion (more than 80%) of total pay in the form of variable incentives contingent on Company performance. For fiscal year 2008, the mix of pay elements for NEOs (including the CEO) was:

- Base salary: 11%–18%;
- Annual variable pay: 29%–41%;
- Long-term equity incentives: 42%–59%; and
- All other compensation as disclosed on Summary Compensation table: < 1%.

Base Salary

Base salaries are the fixed annual cash amounts paid to executives on a biweekly basis. As part of its annual review of base salaries, the Compensation Committee approved the following NEO salary rates, effective February 5, 2008. In doing so, the Compensation Committee considered competitive market levels for comparable positions in the Peer Group at the 75th percentile, individual performance, and any changes in scope of responsibility during the year.

Name	Prior Annual Salary	% Salary Increase	New Annual Salary
William D. Watkins	$1,000,002	No change	$1,000,002
David D. Wickersham	$ 775,008	+4%	$ 806,000
Charles C. Pope	$ 700,003	+3%	$ 721,011
Brian S. Dexheimer	$ 640,016	+8%	$ 691,226
Robert W. Whitmore	$ 500,011	+10%	$ 550,014

The Compensation Committee determined that Mr. Watkins' base pay was already at the target level and therefore did not make any further adjustment for 2008. To stay competitive with the market, Messrs. Wickersham and Pope received increases reflecting average market movement. Messrs. Dexheimer and Whitmore received above average adjustments that reflected a broadening of their job responsibilities, organizational impact during the year, and better alignment with comparable positions at Peer Group companies.

Variable Pay

All executives participate in the AIBP approved by shareholders. Awards under the AIBP are expected to qualify as performance pay under section 162(m) of the Internal Revenue Code (IRC). Target award opportunities (a percentage of base salary) for each NEO take into account competitive market levels for comparable positions in the Peer Group at the 75th percentile. Funding of the AIBP is based on the Company's financial results (measured by adjusted non-GAAP EPS, or AEPS) and quality results (measured by industry leadership on product reliability). While Seagate tracks many operational and strategic performance goals throughout the year, AEPS is a critical measure of the Company's success in achieving profitable growth for shareholders. Quality is another critical performance goal that impacts Seagate's ability to maintain and grow customer relationships and a market leading share position. Individual awards are reviewed and may be adjusted based on the executive's individual performance. AEPS shall mean diluted EPS under GAAP, excluding the impact of non-operating activities and material, unusual or nonrecurring gains and losses, accounting charges or other extraordinary events which were not budgeted and were not foreseen at the time the applicable AEPS performance target was established. The Compensation Committee reviews and certifies any adjustments annually. For fiscal year 2008 the AIBP was structured as follows:


Threshold level of AEPS
$1.30
Target level of AEPS
$1.80
Maximum level of AEPS
$2.55
AIBP funded at $2 million plus 40% of target plus 4% if corporate quality goal achieved
AIBP funded at 100% of target plus 10% if corporate quality goal met
AIBP funded and capped at 200% of target funding

Seagate's fiscal year 2008 performance significantly exceeded expectations with AEPS exceeding the $2.55 AIBP maximum goal. The quality goal was also achieved, resulting in bonus calculations for the NEOs at 200% of their individual targets. As part of the AIBP funding target, the Compensation Committee approved a $2 million Supplemental Award Pool to be added to the AIBP for payment to the executive officer group in proportion to their individual bonus targets. The Compensation Committee did not allocate any of this $2 million supplemental pool to the NEO group and did not make any adjustments to NEO awards related to individual performance.

Name	Ending Annual Salary	FY08 Target as % of Salary	Maximum Allocation from Supplemental Award Pool(1)	Funding Results as % of Target	Actual FY08 Bonus ($)(2)
William D. Watkins	$1,000,002	150%	$440,000	200%	$3,000,000
David D. Wickersham	$ 806,000	125%	$280,000	200%	$2,015,000
Charles C. Pope	$ 721,001	125%	$260,000	200%	$1,802,500
Brian S. Dexheimer	$ 691,226	125%	$240,000	200%	$1,728,100
Robert W. Whitmore	$ 550,014	100%	$150,000	200%	$1,100,000

(1) As noted, the Supplemental Award Pool approved earlier in the year by the Compensation Committee was not distributed to the NEO group.

(2) Payment distribution occurred on or about September 12, 2008.

Long-Term Equity Incentives

In fiscal year 2008, the Compensation Committee granted equity awards to the NEOs under the terms of the 2004 Plan, as amended. This plan is designed to:

- focus executives on achieving longer-term performance goals;
- provide significant award potential for outstanding annual and cumulative performance;
- enhance the Company's ability to attract and retain highly talented executives; and
- provide the executive team with greater equity ownership and related incentives to produce higher shareholder return.

The Compensation Committee approves annual guidelines to help determine the structure and level of equity awards to all executives. The CEO recommends awards for the other NEOs within these guidelines, subject to Compensation Committee approval. The Compensation Committee determines the CEO's equity awards separately after review with the Compensation Committee's independent consultant and after review with the independent directors of the Board. Seagate's equity grant guidelines and mix of awards are based on the practices of Peer Group companies for similar positions as well as analysis of the potential impact on earnings, the pool of available shares, and shareholder dilution. In determining the grant type and amounts for each executive, the Compensation Committee also may consider the following:

- potential future contributions to the Company's overall success;
- past equity award history;
- the Black-Scholes value and realizable value (holding power) of unvested equity; and
- goals for retaining the individual executive during the vesting period.

For fiscal year 2008, the Compensation Committee determined that NEO equity awards would consist of Option Awards and Performance Share Awards.

To enhance motivation and retention of the NEO group, grants in fiscal year 2008 were set to reflect two years of value, with the expectation that fiscal year 2009 awards will be significantly smaller. Performance Share Awards granted in fiscal year 2008 will vest over five years, while Option Awards will vest over four years, consistent with prior option grant vesting terms.

Grant Timing and Exercise Price for Stock Options

We do not backdate the pricing of stock options or grant stock options retroactively and we do not coordinate the timing of option grants before the Company announces favorable information or after it announces unfavorable information. Option Awards are granted with an exercise price at the fair market value on the date of grant, with all required approvals obtained on or before the grant date. The fair market value is calculated using the average of the high and low trading price on the New York Stock Exchange on the grant date. The grant and vesting date for NEOs is the same as for other employees receiving equity awards. For details, see the table titled "Grants of Plan-Based Awards in Fiscal Year 2008" in this Proxy Statement.

Performance Share Awards

Performance Share Awards are equity awards that are contingent on continued employment and the achievement of specified performance goals. There are three types of Performance Share Awards, with a common measure of AEPS (one of the measures also used for the Annual Incentive Bonus Plan). Performance for these equity awards is measured annually and cumulatively over a five- to seven-year period to reflect Seagate's long-range strategic goal of generating sustained, profitable growth to drive long-term shareholder value. Performance Share Awards include the following forms:

- ***Threshold Performance Shares***

These awards were granted to all NEOs with a focus on the retention goal and are subject to vesting over a five- to seven-year period. Vesting begins no sooner than two years from the grant date at 25% of the award amount. Vesting is determined each year and is contingent on the Company's achieving a threshold AEPS goal in the prior fiscal year. If the threshold goal is not achieved, vesting is delayed to a following year and unvested awards from prior years may vest cumulatively in future years, if the AEPS threshold is achieved at that time. For example, if AEPS performance in year 2 is below threshold, no vesting occurs at the end of year 2. If the AEPS threshold is achieved in year 3 then 50% of the award (25% delayed from year 2 and 25% from year 3) may vest at the end of year. These Threshold Performance Share Awards may be fully vested after five years but the measurement period may continue for up to seven years. If the AEPS threshold level has not been met after seven years, any unvested shares are forfeited. While still uncertain, vesting for these shares is considered likely if the executive remains employed throughout the seven-year performance term.

- ***Annual EPS Growth Performance Shares***

This performance award was granted only to the CEO during fiscal year 2008. It was designed to take into account the size of his total equity incentive award, while emphasizing greater performance risk and accountability for sustained earnings growth. Award vesting is determined over five years, contingent on Company performance measured by AEPS. Following year two, the executive can vest from 12.5% (at threshold goal) to 25% (at target and maximum goal) of the award annually if the threshold annual growth is exceeded. For each incremental 1% above the threshold goal of AEPS growth, the executive can vest in an additional 2.5% of the total award amount—up to a maximum vesting of 25% of the original grant in any year. If the Company does not achieve the maximum AEPS growth in each performance year, any unvested shares (up to 25% of the grant) are forfeited. The Annual EPS Growth Performance Share Award is considered very challenging, with full vesting only for consistent achievement of a difficult year over year AEPS growth rate.

- ***Cumulative EPS Growth Performance Shares***

This performance award was granted only to the CEO during fiscal year 2008 to work in coordination with the Annual EPS Growth Performance Share Award to reward sustained financial performance. This award also vests over five years, contingent on Company financial performance measured by AEPS. Following year two, the executive can vest in a minimum of 12.5% and up to 25% of the original award each year, based on achieving pre-set goals for AEPS measured annually throughout the five year performance period. If the minimum AEPS goal is achieved in a measurement year, 12.5% of the award will vest. The potential vesting amount grows by 2.5% for each additional 1% of compound growth achieved—up to a maximum vesting of 25% of the original award in any year. To provide continued incentives for performance throughout the period, a final measurement will be made on the sixth anniversary of the grant date of the performance share award. If the cumulative AEPS for the five years prior has reached the target cumulative AEPS, then the executive is eligible to vest in part or all of the remaining unvested award. The maximum vesting is 100% of the original award, which is considered to be difficult, but more likely than full vesting of the Annual EPS Growth Performance Share Award.

Benefits and Other Perquisites

Nonqualified Deferred Compensation Plan

All executives and Directors are eligible to participate in the SDCP, a nonqualified program. The plan allows executives and other eligible employees and Directors to defer some cash compensation to a later tax year. The Company does not make any contributions to this plan, and earnings on deferrals are at the same rate for all participants based on the performance of the funds selected by each participant. Deferral amounts and year-end balances for the NEOs are described in the table titled "Fiscal Year 2008 Nonqualified Deferred Compensation" in this Proxy Statement.

Executive Physical and Officer Disability Program

Seagate offers physical examinations to its executives to ensure leadership continuity and provide competitive benefits in relation to the Peer Group. The program provides a comprehensive evaluation by qualified physicians on a bi-annual basis and emphasizes all aspects of preventive care. The Officer Disability Plan is provided to executives based in the United States to provide salary replacement during short-term and long-term disability.

Executive Perquisite Allowance

To remain competitive with Peer Group practices and provide for greater reporting transparency, the Company implemented a cash Executive Perquisite Allowance in January 2008. This allowance replaced a program that provided company-paid cars and fuel for executives. The Perquisite Allowance for all NEOs is $924 paid bi-weekly ($24,024 annually). The allowance is not included in base salary when calculating AIBP targets and employee benefits.

Severance and Other Post-Termination Payments

As described in the Potential Payments Upon Termination in another section of this Proxy Statement, the employment agreements for certain executives specify severance benefits to be paid in the event of an involuntary termination of employment. The Company provides separation benefits to help align executive and shareholder interests during evaluation of an ownership change, remain competitive in attracting and retaining executives, and support organizational changes necessary for Seagate's business strategy. Following the end of the Company's 2008 fiscal year, on August 21, 2008, the Board approved the Executive Officer Severance and Change in Control (Severance) Plan (the "Severance Plan"). This plan will govern the severance benefits potentially available to each NEO following the expiration of the NEOs' individual employment agreements on November 22, 2008. The purposes of this plan are (1) to provide for the payment of severance benefits to the NEOs in the event their employment with the Company is terminated, (2) to encourage the NEOs to continue employment in the event of a potential change in control, and (3) to ensure that the NEOs are treated consistently regarding the terms under which severance benefits may become payable and the level of severance benefits. For further details on benefits available in fiscal year 2008, see the section titled "Potential Payments upon Termination".

Impact of Section 162(m) of the Internal Revenue Code

The Compensation Committee seeks to qualify executive compensation for deductibility under applicable tax laws to the greatest extent possible. Section 162(m) of the Code places a limit of $1 million on the amount of individual compensation in any taxable year, unless it is considered "performance-based" under the Code. Amounts realized from options granted under our 2001 Share Option Plan (except for options granted after October 27, 2004) are exempt from Section 162(m) under a transition rule applicable for up to three years after our initial public offering in December 2002.

Both the AIBP and the 2004 Stock Compensation Plan have been approved by our shareholders and are administered by the Compensation Committee. Each plan has been structured such that compensation paid under those plans could be designed to qualify as "performance-based" and not subject to 162(m) limits. In order to maintain flexibility in compensating our executive officers in a manner designed to promote varying corporate goals, some executive compensation may not be tax-deductible.

Securities Trading

The Compensation Committee believes that short-term investment activity in our securities (such as trading in or writing options, arbitrage trading or "day trading") is not appropriate under any circumstances and is prohibited by Seagate's Securities Trading Policy. In addition, employees and Board members are prohibited from taking "short" positions in Seagate Technology securities.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and the Board. In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board, and the Board approved, the inclusion of the Compensation Discussion and Analysis in this Proxy Statement and incorporation by reference into Seagate's Annual Report on Form 10-K for the fiscal year ended June 27, 2008.

COMPENSATION COMMITTEE

John W. Thompson, Chairman
Gregorio Reyes
David F. Marquardt

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following tables show fiscal year 2008 compensation awarded to, paid to, or earned by, Seagate's CEO, CFO, and the Company's three next most highly compensated executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
William D. Watkins	2008	1,000,002	714,000	2,628,438	3,000,000	19,493	7,361,933
Chief Executive Officer	2007	1,000,002	695,967	1,692,511	—	17,371	3,405,851
David A. Wickersham	2008	786,928	923,883	1,861,826	2,015,000	28,501	5,616,138
President & Chief Operating Officer	2007	744,237	760,284	1,485,502	—	50,180	3,040,203
Charles C. Pope	2008	708,083	357,000	3,288,256	1,802,500	18,685	6,174,524
Chief Financial Officer	2007	700,003	347,984	2,628,415	—	24,725	3,701,127
Brian S. Dexheimer	2008	659,712	923,883	1,406,318	1,728,100	19,241	4,737,254
Division President	2007	615,402	760,284	1,417,183	—	11,127	2,803,996
Robert W. Whitmore Chief Technology Officer[3]	2008	519,243	249,900	923,700	1,100,000	22,112	2,814,955

(1) **Stock and Option Awards** – for fiscal years 2008 and 2007

With respect to option awards, amounts were calculated utilizing the provisions of SFAS No. 123R. See Note 3 of the Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal years ended June 27, 2008 and June 29, 2007 regarding assumptions underlying the valuation of equity awards. Awards made in these fiscal years were granted under the terms of our 2004 Plan. Amounts shown are awards that were outstanding and expensed in these fiscal years, including a portion of stock awards granted in prior years.

(2) **All Other Compensation** – for fiscal year 2008

The All Other Compensation column reports the total amount of other benefits and perquisites provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of these benefits for the NEO. These other benefits include: (a) bi-annual executive physical examination, (b) spousal or guest travel, (c) personal use of a company-owned car, (d) car service and maintenance fees for the company-owned car, (e) personal use of the Company car and driver, (f) the company match for the 401K plan, and (g) company-paid premiums for the Group Replacement Insurance Plan. In January 2008, items (c) personal use of a Company-owned car, (d) car service and maintenance fees for the Company-owned car, and (e) personal use of the Company car and driver were replaced with a cash Perquisite Allowance, described above under "Executive Perquisite Allowance."

Limited personal travel, along with a tax gross-up for related income, may be provided and paid by the Company for events where the same personal travel benefit is provided for all employees attending (currently only the President's Club and technical award meetings). Income related to this limited personal travel for executives is shown in the "All Other Compensation" column of the Summary Compensation table in this Proxy Statement. The Company may also provide transportation for a personal guest to accompany an executive during business travel where an otherwise empty seat is available on corporate aircraft, which is not shown in this Proxy Statement because the cost to Seagate is nominal. Executives are also eligible to use corporate aircraft for personal use but must reimburse the Company for all costs plus a lease charge equal to 100% of the fuel cost resulting in no added cost for Seagate.

Benefits that Mr. Watkins received include the executive physical examination, spousal travel, personal use of a company-owned car, car service and maintenance fees, personal use of the Company car and driver, Perquisite Allowance, and Company match for the 401K plan. Mr. Watkins utilized the Company aircraft for personal use and reimbursed Seagate as described above.

Benefits that Mr. Wickersham received include personal/spousal travel, personal use of a company-owned car, car service and maintenance fees, Perquisite Allowance, company-paid premiums for the Group Replacement Insurance Plan, and company match for the 401K plan.

Benefits that Mr. Pope received include personal use of a company-owned car, car service and maintenance fees, personal use of the Company car and driver, Perquisite Allowance, company-paid premiums for the Group Replacement Insurance Plan, and company match for the 401K plan. Mr. Pope utilized the Company aircraft for personal use and reimbursed the Company as described above.

Benefits that Mr. Dexheimer received include spousal travel, personal use of a company-owned car, car service and maintenance fees, Perquisite Allowance, company-paid premiums for the Group Replacement Insurance Plan, and company match for the 401K plan.

Benefits that Mr. Whitmore received include the executive physical examination, personal/spousal travel, personal use of a Company-owned car, car service and maintenance fees, and Perquisite Allowance.

(3) **Miscellaneous – for fiscal year 2008.**
Mr. Whitmore was not a NEO in fiscal year 2007.

Grants of Plan-Based Awards for Fiscal Year 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payments Under Equity Incentive Plan Awards[2]		All Other Option Awards: Number of Securities Underlying Options[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Closing Market Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold	Target				
William D. Watkins		600,001	1,500,002	3,440,005	—	—	—	—	—	—
	9/13/2007	—	—	—	—	350,000	—	—	—	9,262,750
	9/13/2007	—	—	—	100,000	200,000	—	—	—	5,293,000
	9/13/2007	—	—	—	100,000	200,000	—	—	—	5,293,000
	9/13/2007	—	—	—	—	—	600,000	24.63	24.76	4,460,820
David A. Wickersham ..		403,000	1,007,500	2,295,000	—	—	—	—	—	—
	9/13/2007	—	—	—	—	50,000	—			1,323,250
	9/13/2007	—	—	—	—	—	400,000	24.63	24.76	2,973,880
Charles C. Pope		360,506	901,264	2,062,528	—	—	—	—	—	—
	9/13/2007	—	—	—	—	42,000	—			1,111,530
	9/13/2007	—	—	—	—	—	375,000	24.63	24.76	2,788,012
Brian S. Dexheimer		345,613	864,032	1,968,064	—	—	—	—	—	—
	9/13/2007	—	—	—	—	17,000	—			449,905
	9/13/2007	—	—	—	—	—	150,000	24.63	24.76	1,115,205
Robert W. Whitmore ...		220,006	550,014	1,250,029	—	—	—	—	—	—
	9/13/2007	—	—	—	—	42,000	—			1,111,530
	9/13/2007	—	—	—	—	—	375,000	24.63	24.76	2,788,012

(1) Amounts shown are the estimated future payments for fiscal year 2008 for the NEOs under the AIBP. These amounts vary based on the individual's position and bonus target as a percentage of their fiscal year 2008 ending base salary. For a description of the plan, refer to the Variable Pay section of this CD&A.

(2) As described elsewhere in this CD&A, these awards were issued on September 13, 2007 under the 2004 Plan and are subject to continuous employment and performance vesting requirements. The grant price of these awards, for accounting purposes, is $26.465 as determined on October 25, 2007, the date of shareholder approval. First vesting is no sooner than two years after the award date and subject to meeting specified performance criteria. Potential vesting is then annual thereafter according to specific performance requirements. If threshold performance is not achieved, no awards will vest and the awards will be forfeited at the end of the performance period.

(3) Option awards granted to the NEO under the 2004 Plan are subject to a four-year vesting schedule. After one year of continuous employment, 25% of the shares will vest on September 13, 2008. Following continuous employment, the remaining 75% of the shares will vest proportionally on a monthly basis between September 13, 2008 to September 13, 2011.

(4) The exercise price for option awards is determined by calculating the average of the high and the low stock price on the grant date.

Outstanding Equity for Fiscal Year 2008

Name	Stock Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)[1]
William D.	2/14/2003	535,506	266,668[2]	8.2200	2/14/2013	10/24/2005	100,000[5]	1,948,000		
Watkins	9/27/2005	412,495	187,505[3]	15.0650	9/27/2012	9/13/2007			350,000[6]	6,818,000
	9/13/2007	—	600,000[3]	24.6300	9/13/2014	9/13/2007			200,000[6]	3,896,000
						9/13/2007			200,000[6]	3,896,000
David A.	2/3/2003	649,565	—	9.3050	2/3/2013	10/24/2005	50,000[5]	974,000		
Wickersham ...	9/27/2005	137,498	62,502[3]	15.0650	9/27/2012	9/15/2006	75,000[5]	1,461,000		
	9/15/2006	109,374	140,626[3]	21.9000	9/15/2013	9/13/2007			50,000[6]	974,000
	9/13/2007	—	400,000[3]	24.6300	9/13/2014					
Charles C. Pope ..	8/6/2003	466,636	33,364[4]	21.4200	8/6/2013	10/24/2005	50,000[5]	974,000		
	9/16/2004	149,995	50,005[4]	13.6200	9/16/2011	9/13/2007			42,000[6]	818,160
	9/27/2005	137,498	62,502[3]	15.0650	9/27/2012					
	9/13/2007	—	375,000[3]	24.6300	9/13/2014					
Brian S.	2/3/2003	535,000	—	9.3050	2/3/2013	10/24/2005	50,000[5]	974,000		
Dexheimer	9/27/2005	137,498	62,502[3]	15.0650	9/27/2012	9/15/2006	75,000[5]	1,461,000		
	9/15/2006	87,499	112,501[3]	21.9000	9/15/2013	9/13/2007			17,000[6]	331,160
	9/13/2007	—	150,000[3]	24.6300	9/13/2014					
Robert W.	9/27/2005	28,749	31,251[3]	15.0650	9/27/2012	10/24/2005	35,000[5]	681,800		
Whitmore	2/3/2006	72,916	52,084[3]	25.5150	2/3/2013	9/13/2007			42,000[6]	818,160
	9/13/2007	—	375,000[3]	24.6300	9/13/2014					

(1) Value based on the closing price of Seagate's common shares of $19.48 on June 27, 2008.

(2) Options granted to the NEO under the 2001 Share Option Plan vest over six-years. Approximately 1,233,332 option shares have vested as of the end of fiscal year 2008, with the remaining 266,668 vesting monthly through February 14, 2009.

(3) 25% vests after one year with 1/36th vesting monthly thereafter.

(4) 25% vests after one year with 1/48th vesting monthly thereafter.

(5) 25% vesting annually per year from vest commencement date.

(6) These awards are subject to continuous employment and performance vesting requirements and were issued on September 13, 2007 under the 2004 Plan. The accounting grant date for valuation purposes was October 25, 2007, the date of shareholder approval. First vesting is no sooner than two years after the award date and subject to meeting specified performance criteria. Potential vesting is annual thereafter according to specific performance requirements. If threshold performance is not achieved, no awards will vest and the awards will be forfeited at the end of the performance period.

Option Exercises and Stock Vested for Fiscal Year 2008

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William D. Watkins[1]	180,000	3,388,920	50,000	1,354,750
David A. Wickersham[2]	300,000	5,601,975	50,000	1,352,875
Charles C. Pope[3]	536,414	3,531,239	25,000	677,375
Brian S. Dexheimer[4]	235,000	3,850,225	50,000	1,352,875
Robert W. Whitmore[5]	164,435	2,625,300	17,500	474,163

(1) **William D. Watkins – Details**

Number of Options (#)	Date of Exercise	Exercise Price ($)	Market Price ($)
140,000	10/10/2007	8.220	27.000
20,000	11/1/2007	8.220	27.426
20,000	12/5/2007	8.220	27.000

In addition, Mr. Watkins acquired 50,000 shares with a market price of $27.095 per share on October 24, 2007, upon the vesting of share awards.

(2) **David A. Wickersham - Details**

Number of Options (#)	Date of Exercise	Exercise Price ($)	Market Price ($)
69,565	7/20/2007	2.300	25.000
5,435	7/20/2007	9.305	25.000
32,800	8/29/2007	9.305	25.950
42,200	9/4/2007	9.305	25.960
75,000	10/10/2007	9.305	26.960
75,000	10/17/2007	9.305	27.500

In addition, on October 19, 2007, Mr. Wickersham acquired 25,000 shares with a market price of $27.020 per share and on October 24, 2007 he acquired 25,000 shares with a market price of $27.095 per share, upon the vesting of share awards.

(3) **Charles C. Pope - Details**

Number of Options (#)	Date of Exercise	Exercise Price ($)	Market Price ($)
36,414	11/29/2007	2.300	27.059
122,411	11/29/2007	21.420	27.084
48,375	11/29/2007	21.420	27.059
329,214	11/30/2007	21.420	26.473

In addition, Mr. Pope acquired 25,000 shares with a market price of $27.095 per share on October 24, 2007, upon the vesting of share awards.

(4) **Brian D. Dexheimer - Details**

Number of Options (#)	Date of Exercise	Exercise Price ($)	Market Price ($)
30,000	7/6/2007	9.305	23.500
30,000	7/19/2007	9.305	24.000
46,000	7/20/2007	9.305	25.000
14,000	7/23/2007	9.305	25.000
30,000	8/29/2007	9.305	25.730
30,000	9/26/2007	9.305	26.750
30,000	10/17/2007	9.305	27.500
25,000	11/2/2007	9.305	28.500

In addition, on October 19, 2007, Mr. Dexheimer acquired 25,000 shares with a market price of $27.020 per share and on October 24, 2007 he acquired 25,000 shares with a market price of $27.095 per share, upon the vesting of share awards.

(5) **Robert W. Whitmore - Details**

Number of Options (#)	Date of Exercise	Exercise Price ($)	Market Price ($)
4,435	10/19/2007	2.300	26.990
120,000	10/19/2007	10.000	26.990
40,000	10/19/2007	15.065	26.990

In addition, Mr. Whitmore acquired 17,500 shares with a market price of $27.095 per share on October 24, 2007, upon the vesting of share awards.

Nonqualified Deferred Compensation for Fiscal Year 2008

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
William D. Watkins	—	—	—	—	—
David A. Wickersham	—	—	(132,572)	—	2,313,408
Charles C. Pope	—	—	—	—	—
Brian S. Dexheimer	68,957	—	(1,515,811)	—	14,845,646
Robert W. Whitmore	—	—	(12,635)	(139,580)	60,598

Information included in the table above includes contributions, earnings, withdrawals, and balances with respect to the SDCP. The SDCP is an unfunded deferred compensation plan established for a select group of management or highly compensated employees and Directors under ERISA. To preserve the tax-deferred status of our plan by the IRS, highly compensated employees can select from a variety of "deemed investment" options that are linked to the gains and losses of externally managed mutual funds. The investment crediting choices are not publicly traded mutual funds and are only available through variable insurance products. The deferrals and any earnings attributed to those deferrals are reflected on the Company's books, but the participant's deferral balance remains a general asset of the Company. All payments pursuant to the plan are made from the general assets of the Company. No special or separate fund is established, or segregation of assets made, to assure payment. Participants do not own any interest in the assets of the Company as a result of participating in the plans. The Company has established a grantor ("rabbi") trust for the purpose of accumulating funds to satisfy our obligations under the SDCP.

Terms of the SDCP:

- Allows participants to defer up to 70% of base pay, up to 100% of bonus paid, and/or up to 100% of commissions paid.
- Permits distributions for various reasons in compliance with Section 409A of the IRC for plan years beginning in 2005. Participants may elect to receive distributions upon termination of employment or at a specified time. Participants may elect to receive distributions in lump sum or in quarterly installments over 3, 5, 10, or 15 years. Subject to certain exceptions, Section 409A generally requires that distributions to key employees, including the NEOs, may not occur earlier than six months following the NEO's termination of employment.

Potential Payments Upon Termination

Involuntary Termination Without Cause or For Good Reason

The Company has employment agreements in place for Messrs. Watkins, Pope, Wickersham, and Dexheimer that specify certain severance benefits to be paid in the event of an involuntary termination. If the executive's employment is terminated without "cause" (as defined below) or by the executive with "good reason" (as defined below), the executive will receive the value of continued payment of base salary and target bonus for one year following termination. The agreements also entitle these executives to continue to participate in our health, dental, and life insurance programs for one year following termination. Severance payments for termination without cause or by the executive for good reason are contingent on the executive's compliance with restrictive covenants regarding non-competition, confidentiality, and invention assignment for 12 months following termination.

"Cause" is defined in the employment agreements to mean (A) the NEO's continued failure to substantially perform the material duties of the position (other than as a result of total or partial incapacity due to physical or mental illness), (B) embezzlement or theft by the NEO of the Company's property, (C) the commission of any act or acts on NEO's part resulting in the conviction of such NEO of a felony under the laws of the United States or any state, (D) the NEO's willful malfeasance or willful misconduct in connection with the NEO's duties to the Company or any other act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates, or (E) a material breach by the NEO of the material terms of the employment agreement, the Management Shareholders Agreement dated as of November 22, 2000, or any non-compete, non-solicitation or confidentiality provisions to which the NEO is subject. However, no termination shall be deemed for Cause under clause (A), (D) or (E) unless the NEO is first given written notice by the Company of the specific acts or omissions which the Company deems constitute grounds for a termination for Cause and is provided with at least 30 days after such notice to cure the specified deficiency.

"Good Reason" is defined in the employment agreements to mean the NEO's resignation of his employment with the Company as a result of the following actions, which actions remain uncured for at least 30 days following written notice from the NEO to the Company describing the occurrence of such events and asserting that such events constitute grounds for a good reason resignation, provided notice of such resignation is given to the Company within 60 days after the expiration of the cure period: (A) without the NEO's express written consent, any material reduction in the level of the NEO's authority or duties from those set forth in the employment agreement; (B) without the NEO's express written consent, a reduction of 10% or more in the level of the base salary, target annual bonus or employee benefits to be provided to the NEO under the employment agreement, other than a reduction implemented with the consent of the NEO or a reduction that is equivalent to reductions in base salaries, bonus opportunities and/or employee benefits, as applicable, imposed on all other senior executives of the Company at a similar level within the Company (provided that the use of private aircraft shall not be deemed an employee benefit for these purposes); or (C) the relocation of the NEO to a principal place of employment more than 50 miles from the NEO's current principal place of employment, without the NEO's express written consent.

Under the stock (including performance shares) bonus agreements for each of our NEOs, vesting will cease and the Company shall automatically reacquire all unvested shares without payment of consideration upon termination of continuous service for any reason. Upon termination for any reason other than death or disability, option award agreements provide no acceleration of unvested options. Unvested options are cancelled effective as of the termination date. In cases of involuntary termination, the agreements provide an additional period of time for the NEO to exercise options that had vested as of the date of termination.

The following table sets forth the estimated value of the potential payments to each NEO, assuming termination of the executive by us without cause or by the executive with good reason on June 27, 2008.

Severance Payments upon Involuntary Termination

Name	Base Salary ($)	Target Bonus ($)	Health, Dental and Life Insurance Benefits ($)	Total ($)
William D. Watkins	1,000,002	1,500,002	109,843	2,609,847
David A. Wickersham	806,000	1,007,500	99,875	1,913,375
Charles C. Pope	721,011	901,264	102,125	1,724,400
Brian S. Dexheimer	691,226	864,032	85,755	1,641,013
Robert W. Whitmore(1)	—	—	—	—

(1) During fiscal year 2008, Mr. Whitmore was not a party to an employment agreement with the Company.

Termination Due to Death or Disability

If termination of employment occurs due to the executive's death or disability (as defined below), the employment agreements entitle the executive or the individual's estate to receive a prorated target bonus for the fiscal year in which the termination occurred. Bonus payments are based on the executive's performance before the death or disability occurred.

Under terms of the stock (including performance shares) bonus agreements for our NEOs, vesting will cease upon termination of continuous service for any reason, including death or disability, and the Company will automatically reacquire all unvested shares without payment of consideration. For a termination due to death, the NEO will be deemed to have completed an additional year of service as of the termination date for option and share awards. For performance share awards, an additional 25% of the performance share awards shall be deemed to have vested immediately upon termination due to death.

The stock option grant agreements provide that upon termination due to death, the NEO will be deemed to have completed an additional year of service for purposes of determining the portion of a stock option grant that is vested.

The employment agreements, stock bonus agreements, and stock option grant agreements generally define "disability" to mean that the NEO is physically or mentally incapacitated and therefore unable to perform his or her duties for six consecutive months or an aggregate of nine months in any consecutive 24-month period.

The following table sets forth the estimated value as of June 27, 2008 of the potential payments to each NEO, assuming termination of the executive due to death.

Payments upon Death

Name	Target Bonus ($)	Vesting of Stock Options ($)[1]	Vesting of Stock Awards ($)[2]	Total ($)
William D. Watkins	1,500,002	3,664,923	4,626,500	9,791,425
David A. Wickersham	1,007,500	220,746	1,217,500	2,445,746
Charles C. Pope	901,264	455,140	691,540	2,047,944
Brian S. Dexheimer	864,032	220,746	1,056,790	2,141,568
Robert W. Whitmore	550,014	110,371	545,440	1,205,825

(1) Amounts are calculated assuming that the market price per share of Seagate's common stock on the date of termination of employment was equal to the closing price on June 27, 2008 ($19.48) and are based on the difference between $19.48 and the exercise price of options held by the NEO.

(2) Amounts are calculated assuming that the market price per share of Seagate's common stock on the date of termination of employment was equal to the closing price on June 27, 2008 ($19.48).

The following table sets forth the estimated value of the potential payments to each NEO, assuming termination of the executive due to his disability on June 27, 2008.

Payments upon Disability

Name	Target Bonus ($)
William D. Watkins	1,500,002
David A. Wickersham	1,007,500
Charles C. Pope	901,264
Brian S. Dexheimer	864,032
Robert W. Whitmore	550,014

Change in Control Payments

Under our equity grant agreements with each NEO, if a change in control of Seagate (as defined below) occurs and the successor Company does not assume or replace the grants with alternatives that preserve both the intrinsic value and the rights and benefits of the grant immediately prior to the change in control, then all grants accelerate and become fully vested at least 10 days prior to the consummation of the change in control. Outside this provision, none of our NEOs were entitled to any change in control benefits during fiscal year 2008. A "change in control" is defined in our 2004 Plan to mean "the occurrence of any of the following events: (i) the sale, exchange, lease or other disposition of all or substantially all of the assets of the Company to a person or group of related persons, as such terms are defined or described in Sections 3(a)(9) and 13(d)(3) of the Exchange Act (other than to Silver Lake Partners and its affiliates, Texas Pacific Group and its affiliates, or any group controlled by one or more of the foregoing), that will continue the business of the Company in the future; (ii) a merger or consolidation involving the Company in which the voting securities of the Company owned by the shareholders of the Company immediately prior to such merger or consolidation do not represent, after conversion if applicable, more than fifty percent (50%) of the total voting power of the surviving controlling entity outstanding immediately after such merger or consolidation; provided that any person who (1) was a beneficial owner (within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act) of the voting securities of the Company immediately prior to such merger or consolidation, and (2) is a beneficial owner of more than 20% of the securities of the Company immediately after such merger or consolidation, shall be excluded from the list of "shareholders of the Company immediately prior to such merger or consolidation" for purposes of the preceding calculation; (iii) any person or group (other than Silver Lake Partners and its affiliates, Texas Pacific Group and its affiliates, or any group controlled by one or more of the foregoing) is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (including by way of merger, consolidation or otherwise) and the representatives of Silver Lake Partners and its affiliates, Texas Pacific Group and its affiliates, or any group in which any of the foregoing is a member, individually or in the aggregate, cease to have the ability to elect a majority of the Board (for the purposes of this clause (iii), a member of a group will not be considered to be the Beneficial Owner of the securities owned by other members of the group); (iv) during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the board (together with any new directors whose election by such board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board then in office; or (v) a dissolution or liquidation of the Company.

Seagate Technology Executive Officer Severance and Change in Control (Severance) Plan

As noted above, on August 21, 2008, the Board adopted the Severance Plan to be effective on September 1, 2008. The Severance Plan is administered by the Company's Compensation Committee.

Under the Severance Plan, if an NEO's employment is terminated by the Company without "cause" (as defined below) or by the NEO with "good reason" (as defined below), the NEO will be entitled to a certain number of months of "pay" (as defined below), based on his level within the Company, along with up to one year of outplacement services (paid by the Company). Under such circumstances, the CEO would be entitled to receive 24 months of Pay and the other NEOs would be entitled to receive 18 months of Pay. Certain other senior executive officers would be entitled to received 12 months of Pay. "*Pay*" is defined as the NEO's monthly base pay, plus the NEO's target bonus level (expressed as a percentage of base pay) with respect to the fiscal year prior to the date of involuntary termination. The number of months of Pay used for calculating an NEO's severance benefits is referred to as the "*Severance Period*." The severance benefits will generally be paid in cash and in a lump sum within 30 days following the date of termination. The Severance Plan also provides that upon a termination by the Company without cause or by the NEO for good reason, the NEO will be entitled to continue to participate in the Company's health, vision and dental plans (but not life insurance and disability coverage plans), to the extent they already participate in such plans, under COBRA. The Company will pay to an affected NEO a lump sum cash payment equal to 1.5 times the (before-tax) annual cost of the applicable COBRA premiums for the NEO and eligible dependents, if any. Severance payments payable upon a termination by the Company without cause or by the executive for good reason will generally be subject to the NEO's compliance with certain non-competition, non-solicitation and confidentiality covenants during the Severance Period.

Under the Severance Plan, "*cause*" has generally the same definition as in the employment agreements as described above, except that clause (E) provides that: "a material breach by the NEO of any of the material provisions of the Severance Plan, any non-compete, non-solicitation or confidentiality provisions to which NEO is subject or any other policy of the Company to which the NEO is subject."

Under the Severance Plan "*good reason*" has generally the same definition as in the employment agreements discussed above, except that (i) the NEO must provide written notice of the condition giving rise to good reason within 90 days of the initial existence of such condition, (ii) the references to "employment agreement" in clauses (A) and (B) are disregarded, (iii) the reference to a private aircraft in clause (B) is disregarded, (iv) the reference to 50 miles in clause (C) is 40 miles and (v) there is a new clause (D) which provides that good reason includes: "the failure of any successor to the business of the Company or to substantially all of the assets and/or business of the Company to assume the Company's obligations under the Severance Plan."

Under the Severance Plan, in the event a termination of employment occurs due to the NEO's death or disability, the NEO shall not be entitled to any benefits under the Severance Plan. Under the Severance Plan "*disability*" means that the NEO is physically or mentally incapacitated and therefore unable to substantially perform his duties for six consecutive months or an aggregate of nine months in any consecutive 24-month period.

In addition to the above, the Severance Plan provides that in the event an NEO is terminated by the Company without cause or by the NEO for good reason during the period six months prior to and 24 months following the effective date of a "change in control" (as defined below), the NEO will be entitled to receive the same benefits under the Severance Plan as described above, except that (i) the NEO will be entitled to receive 36 months of Pay (in the case of the CEO), 24 months of Pay (in the case of the other NEOs) and 18 months of Pay (in the case of the other senior executive officers), (ii) the lump sum payment for continued health coverage under COBRA will be equal to two times the before-tax annual cost of the applicable COBRA premiums, and (iii) the NEO will be entitled to full vesting of all non-vested equity based awards (whether or not granted prior to or following the adoption of the Severance Plan), notwithstanding the applicable provisions of the NEO's award agreements or the Company's 2004 Plan. All other rights and obligations imposed under the Severance Plan upon such a termination of employment outside of the context of a change in control (as described above) are also generally applicable in the event of a change in control termination.

Under the Severance Plan, "*change in control*" has the same definition as in our 2004 Plan, except that the provisions related to Silver Lake Partners and its affiliates, Texas Pacific Group and its affiliates, or any group controlled by one or more of the foregoing in clauses (i) and (iii) are disregarded.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information concerning the Company's compensation plans as of the end of fiscal year 2008.

Equity Compensation Plan	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by shareholders	53,299,921[(1)]	$17.11[(2)]	38,955,332[(3)]

(1) This number includes 23,937,403 common shares that were subject to issuance upon the exercise of stock options granted under our 2001 Share Option Plan and 29,362,518 common shares that were subject to issuance upon the exercise of stock options granted under the 2004 Plan. In connection with Seagate's acquisition of Maxtor in May 2006, the Company assumed the Maxtor Stock Plans, which included the Maxtor 2005 Plan, the Maxtor 1996 Plan and the Maxtor (Quantum HDD) Merger Plan. In total, the Company assumed and converted Maxtor options into options to purchase approximately 7.1 million of the Company's common shares and assumed and converted all outstanding Maxtor nonvested stock into approximately 1.3 million of the Company's nonvested shares. The assumed options and nonvested shares exchanged retained all applicable terms and vesting periods. As of June 27, 2008, there were 297,645 common shares that were subject to issuance under Maxtor's 2005 Plan, 832,103 common shares that were subject to issuance under Maxtor's 1996 Plan and 133,305 common shares that were subject to issuance under Maxtor's (Quantum HDD) Merger Plan. As of the acquisition date, there have not been nor will there be any new grants made under any of the assumed Maxtor plans.

(2) This value is calculated based on the exercise price of options outstanding under the 2001 Share Option Plan and the 2004 Plan.

(3) This number includes 83,572 common shares available for future issuance under our 2001 Share Option Plan, 29,955,771 common shares available for future issuance under the 2004 Plan and 8,915,989 common shares available for issuance under our ESPP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board has adopted a written policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater than five percent beneficial owners and their respective family members, where the amount involved in the transaction exceeds or is expected to exceed $100,000. The policy provides that the Nominating and Corporate Governance Committee reviews certain transactions subject to the policy, and determines whether or not to approve or ratify those transactions. In doing so, the Nominating and Corporate Governance Committee takes into account, among other factors it deems to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, and the extent of the related person's interest in the transaction. In addition, the Board has delegated authority to the Chair of the Nominating and Corporate Governance Committee to pre-approve or ratify transactions where the aggregate amount is expected to be less than $1 million. A summary of any new transactions pre-approved by the Chair is provided to the full Nominating and Corporate Governance Committee for its review at each regularly scheduled Committee meeting.

The Nominating and Corporate Governance Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

- Transactions with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10 percent of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or two percent of that company's total annual revenues.
- Transaction with a portfolio company of a private equity firm, venture capital firm or hedge fund (each, an "Investment Firm") where a related person is an executive officer, general partner or managing director, or occupies an equivalent position, or is a non-employee director of the portfolio company, if:
  a. the Investment Firm is the beneficial owner of less than 35 percent of the portfolio company; or
  b. the aggregate amount involved in the transaction does not exceed the greater of $1 million, or two percent of the portfolio company's total annual revenues.
- Charitable contributions, grants or endowments by the company to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed $250,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, and the related rules of the SEC require our directors and officers, and any person who beneficially owns more than ten percent of our common shares, to file reports of securities ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such officers, directors and greater than ten percent shareholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such forms furnished to us and written representations from our directors and executive officers, we believe that all Section 16(a) filing requirements were met in fiscal year 2008.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some shareholder proposals may be eligible for inclusion in our 2009 Proxy Statement. These shareholder proposals must be submitted, along with proof of ownership of our shares in accordance with Rule 14a-8(b)(2), to 920 Disc Drive, Scotts Valley, California 95066, Attention: Corporate Secretary. We must receive all submissions no later than May 22, 2009. We strongly encourage any shareholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a shareholder proposal does not guarantee that we will include it in our Proxy Statement. The Nominating and Corporate Governance Committee reviews all shareholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as nominees, see the "Corporate Governance—Board Committees and Charters—Nominating and Corporate Governance Committee" section of this Proxy Statement.

Any shareholder of record who intends to nominate a candidate to become a member of our Board must comply with the procedures for nominating directors set forth in our Third Amended and Restated Articles of Association. Specifically, the shareholder must submit the nomination no earlier than April 22, 2009 and no later than May 22, 2009. If the date of the 2009 annual meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 30 days from the anniversary of the 2008 AGM (a situation that we do not anticipate), the shareholder must submit any such proposal or nomination not earlier than the 150th day prior to such AGM and not later than the later of the 120th day prior to such AGM or the 10th day following the day on which public announcement of the date of such meeting is first made. The shareholder's submission must be made by a registered shareholder on his or her behalf or on behalf of the beneficial owner of the shares. We will not entertain any nominations at the AGM that do not meet these requirements. The procedures require that written notice of such nomination be received by Seagate Technology at 920 Disc Drive, Scotts Valley, California 95066, Attention: Corporate Secretary. The shareholder's notice must set forth:

- as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and
- as to the shareholder giving the notice (i) the name and address of such shareholder, as it appears on the Register of Members, (ii) the number of shares that are owned by such shareholder, (iii) a representation that the shareholder is a holder of record of common shares entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination and (iv) a statement as to whether the shareholder, intends, or is part of a group that intends to (x) deliver a proxy statement and/

or form of proxy to holders of at least the percentage of Seagate Technology's outstanding share capital required to approve or elect the nominee and/or (y) otherwise to solicit proxies from shareholders in support of such nomination.

If a shareholder wishes to bring business before the 2009 Annual General Meeting that is not the subject of a proposal timely submitted, or eligible, for inclusion in the proxy statement for that meeting, notice of such business must be received by Seagate Technology's Corporate Secretary at the address specified above, no later than August 5, 2009. If a shareholder fails to comply with the forgoing notice provision, the Proxy Holders will be allowed to use their discretionary voting authority when and if the proposal is raised at the 2009 Annual General Meeting.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this Proxy Statement entitled "Report of the Compensation Committee" and "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in that other filing.

ANNUAL REPORT

A copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended June 27, 2008 accompanies this Proxy Statement. An additional copy, including exhibits, will be furnished without charge to beneficial shareholders or shareholders of record upon request to Investor Relations, Seagate Technology, 920 Disc Drive, Mail Stop SV01D4, Scotts Valley, California 95066, or upon calling (831) 439-5337.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

The broker, bank or other nominee for any shareholder who is a beneficial owner, but not the record holder, of the Company's shares may deliver only one copy of the Company's Proxy Statement, Annual Report on Form 10-K and/or Notice of Internet Availability of Proxy Materials to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report on Form 10-K to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report on Form 10-K, now or in the future, should submit their request to the Company by telephone at (831) 439-5337, or by submitting a written request to Investor Relations, Seagate Technology, 920 Disc Drive, Mail Stop SV01D4, Scotts Valley, California 95066. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

By Order of the Board of Directors,



Kenneth M. Massaroni
Senior Vice President, General Counsel and Corporate Secretary

September 19, 2008

Appendix A

SEAGATE TECHNOLOGY

EXECUTIVE OFFICER PERFORMANCE BONUS PLAN

As Amended and Restated Effective as of June 28, 2008

Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Company"), established the Seagate Technology Executive Officer Performance Bonus Plan (the "EPB"), as amended and restated effective as of June 28, 2008, subject to approval of the EPB by the shareholders of the Company. The EPB in the form immediately prior to this amendment and restatement was entitled the Seagate Technology Annual Incentive Bonus Plan ("AIBP"). The objectives of the EPB are to motivate and reward the Company's executive officers to produce results that increase shareholder value and to encourage individual and team behavior that helps the Company achieve both short and long-term corporate objectives.

ARTICLE I.
DEFINITIONS

Section 1.1—"Base Compensation," with respect to a fiscal year, shall mean the Participant's rate of annual base salary as in effect as of the last day of such fiscal year, prorated for a partial year if the Participant was not employed for the full year, and shall exclude moving expenses, bonus pay and other payments which are not considered part of annual base salary.

Section 1.2—"Board" shall mean the Board of Directors of the Company.

Section 1.3—"Code" shall mean the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein shall be deemed to include a reference to the regulations promulgated under such section and to any successor provision of such section.

Section 1.4—"Committee" shall mean the Compensation Committee of the Board described in Section 6.1.

Section 1.5—"Disability" shall mean the physical or mental incapacitation such that for a period of six consecutive months or for an aggregate of nine months in any 24-month consecutive period, a Participant is unable to substantially perform his or her duties. Any question as to the existence of that Participant's physical or mental incapacitation as to which the Participant or the Participant's representative and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Participant and the Company. If the Participant and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of "Disability" made in writing to the Company and the Participant shall be final and conclusive for all purposes of the bonus awards.

Section 1.6—"Executive Officer" shall mean an employee who is subject to the requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

Section 1.7—"Participant" shall mean, with respect to any fiscal year during the term of the EPB, an Executive Officer selected by the Committee to participate in the EPB in accordance with Section 2.3 hereof.

ARTICLE II.
BONUS AWARDS

Section 2.1—Performance Targets. A Participant shall be eligible to earn a bonus award under the EPB based on the achievement of one or more performance targets by the Company, as determined by the Committee for each fiscal year of the Company. The performance targets for a fiscal year shall be based on any one or more of the following objective business criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as the Committee determines: (a) pre-and after-tax income; (b) operating income; (c) net operating income (before or after taxes); (d) net earnings; (e) net income (before or after taxes); (f) operating margin; (g) gross margin; (h) cash flow (before or after dividends); (i) earnings per share; (j) return on equity; (k) return on assets, investments or capital employed; (l) revenue; (m) market share; (n) cost reductions or savings; (o) funds from operations; (p) total shareholder return; (q) stock price; (r) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; (s) market capitalization; (t) economic value added; (u) operating ratio; (v) product development or release schedules; (w) new product innovation; (x) implementation of the Company's critical processes or projects; (y) customer service or customer satisfaction; (z) product quality measures; (aa) days sales outstanding; (bb) inventory or inventory turns; (cc) other standards of financial performance and/or (dd) personal performance evaluations.

Section 2.2—Adjustments. To the extent consistent with Section 162(m) of the Code, the Committee (a) shall appropriately adjust any evaluation of performance under a performance target to mitigate the effects of material, unusual or nonrecurring gains and losses, accounting charges or other extraordinary events which were not budgeted and were not foreseen at the time the applicable performance targets were set, such as merger or acquisition related charges, charges for restructuring and reorganization plans, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or significant part of a business, or related to a change in accounting principle (including the cumulative effect of accounting changes) as determined in accordance with Statement of Financial Standards No. 154, *Accounting Changes and Error Corrections* or other applicable or successor accounting provisions, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (b) shall also appropriately adjust any evaluation of performance under a performance target to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under the EPB.

Section 2.3—Bonus Awards. Each individual who is an Executive Officer (a) who remains continuously employed as an Executive Officer from the first day of the applicable fiscal year (or, if later, from his or her first day of employment) through and including the last day of the applicable fiscal year and (b) who is selected by the Committee to participate in the EPB with respect to such fiscal year, shall be eligible for a bonus award with respect to such fiscal year under this Section 2.3. The Committee shall establish objectively determinable performance targets with respect to such Participant under this Section 2.3 for such fiscal year, which shall be based on the business criteria set forth in Section 2.1. Achievement of specified levels of the performance target will result in a bonus award to such Participant equal to a fixed dollar amount or a percentage of Base Compensation, as determined by the Committee; provided, however, that the maximum bonus award payable to any Participant with respect to any fiscal year of the Company shall not exceed $10,000,000. The Committee shall establish such specified levels of the performance target and the bonus award, if any, to be paid at each such specified level. As soon as reasonably practicable following the conclusion of each fiscal year and prior to the payment of a bonus award, the Committee shall certify in writing the level of performance attained by the Company for the fiscal year to which such bonus award relates. The Committee shall have no discretion to increase the amount of a Participant's bonus award but the Committee shall have unlimited discretion to reduce the amount of a Participant's bonus award that would otherwise be payable to the Participant upon the achievement of specified levels of the performance target.

ARTICLE III.
PAYMENT OF BONUS AWARD

Section 3.1—Form of Payment. Each Participant's bonus award, if the Committee certifies the payment of bonus awards for an applicable fiscal year in accordance with Section 2.3, shall be paid in cash.

Section 3.2—Timing of Payment. Unless a Participant has timely and validly elected to defer all or part of a bonus award under a deferred compensation plan sponsored by the Company, each bonus award shall be paid no later than the 15th day of the third month following the end of the fiscal year to which such bonus award relates. A timely election is one that satisfies the requirements of Section 409A of the Code and typically for performance-based compensation must be made at least six months in advance before the end of the applicable period of service, provided that the Participant performs services continuously from the later of the beginning of such period or the date the performance criteria are established through the date an election is made and provided further that in no event may a deferral be made after such compensation has become readily ascertainable as set forth in Section 409A of the Code.

ARTICLE IV.
SECTION 162(M) OF THE CODE

Section 4.1—Qualified Performance Based Compensation. Except as set forth in the final sentence of Article V, bonus awards are intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, and the Committee shall take such actions as are consistent with the terms of the EPB to ensure that such bonus award will so qualify.

Section 4.2—Performance Goals. With respect to any bonus award that qualifies as "performance-based compensation," within the meaning of Section 162(m)(4)(C) of the Code, any of the performance targets described in Section 2.1, if applicable to such bonus award, shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the performance targets relate, provided that the outcome is substantially uncertain at the time the Committee actually establishes the performance targets; and provided, further, that in no event shall the performance targets be established after 25% of the period of service (as scheduled in good faith at the time the performance targets are established) has elapsed. No bonus award which is intended to qualify as "performance-based compensation," within the meaning of Section 162(m)(4)(C) of the Code, shall be paid to a Participant unless and until the Committee makes a certification in writing with respect to the level of performance attained by the Company for the period of service to which such bonus award relates, as required by Section 162(m) of the Code, and the regulations promulgated thereunder.

ARTICLE V.
TERMINATIONS

A Participant who, whether voluntarily or involuntarily, is terminated or demoted or otherwise ceases to be an Executive Officer at any time during a fiscal year shall not be eligible to receive a partial fiscal year bonus award.

Notwithstanding the terms of the previous paragraph, in the event of a Participant's death or Disability, or in the event of a change in ownership or control of the Company, the Committee may, in its sole discretion, provide partial fiscal year bonus awards to affected Participants.

ARTICLE VI.
ADMINISTRATION

Section 6.1—Compensation Committee. The Compensation Committee (referred to herein as the "Committee") shall consist solely of two or more members of the Board who are "outside directors," within the meaning of Section 162(m) of the Code.

Section 6.2—Duties and Powers of Committee. The Committee shall administer the EPB, and shall have the full and final authority in its discretion (subject to, and within the limitations of, the express provisions of the EPB) to establish rules and take all actions, including, without limitation:

(a) selecting Executive Officers to participate in the EPB and determining the potential amount of bonus award payable to such persons;

(b) construing and interpreting the terms of the EPB and establishing, amending and revoking rules and regulations for its administration;

(c) correcting any defect, omission or inconsistency in the EPB in a manner and to the extent it shall deem necessary or expedient to make the EPB fully effective;

(d) deciding all questions of fact arising in their application, determined by the Committee to be necessary in the administration of the EPB; and

(e) generally exercising such powers and performing such acts as the Committee deems necessary, desirable, convenient or expedient to promote the best interests of the Company that are not in conflict with the EPB.

Section 6.3—Effect of Committee's or Board's Decision. All decisions, determinations and interpretations of, and all actions taken by, the Committee or the Board in good faith shall be final, binding and conclusive on all persons, including the Company, the Participants and their estates and beneficiaries.

ARTICLE VII.
OTHER PROVISIONS

Section 7.1—Amendment, Suspension or Termination of the EPB. This EPB does not constitute a promise to pay and may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board, subject to any requirement for shareholder approval under applicable law, including Section 162(m) of the Code. Notwithstanding the foregoing, no amendment, modification, suspension or termination of the EPB shall be made which materially adversely affects bonus awards previously made to a Participant without such Participant's consent.

Section 7.2—Approval of EPB by Shareholders. The EPB shall be submitted for the approval of the Company's shareholders at the 2008 Annual Meeting of Shareholders. In the event that the EPB is not so approved, the AIBP shall remain in effect in accordance with its terms.

Section 7.3—Seagate Compensation Recovery for Fraud or Misconduct Policy. In the event the Company adopts any policy related to the recovery of compensation in the event of fraud or other misconduct, any bonus awards payable thereafter under the EPB shall be subject to such policy as in effect from time to time, and the terms and conditions of such policy shall be incorporated into the EPB.

Section 7.4—Miscellaneous.

(a) The Company shall deduct all federal, state and local taxes required by law or Company policy from any bonus award paid to a Participant hereunder.

(b) In no event shall the Company be obligated to pay to any Participant a bonus award for a fiscal year by reason of the Company's payment of a bonus to such Participant in any other fiscal year, and there is no obligation for uniformity of treatment of Participants under the EPB.

(c) The rights of Participants under the EPB shall be unfunded and unsecured. Amounts payable under the EPB are not and will not be transferred into a trust or otherwise set aside. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any bonus under the EPB.

(d) The Company intends that bonus awards payable under the EPB shall satisfy and shall be interpreted in a manner that satisfies any applicable requirements as qualified "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, unless the Committee specifies to the contrary at the time of grant of a bonus award or the terms of a bonus award are clearly inconsistent with the requirements of Section 162(m)(4)(C) of the Code. To the extent bonus awards under the EPB are intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, any provision, application or interpretation of the EPB that is inconsistent with this intent shall be disregarded with respect to bonus awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code.

(e) Nothing contained herein shall be construed as a contract of employment or deemed to give any Participant the right to be retained in the employ of the Company, or to interfere with the rights of the Company to discharge any individual at any time, with or without cause, for any reason or no reason, and with or without notice except as may be otherwise agreed in writing.

(f) No rights of any Participant to payments of any amounts under the EPB shall be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of other than by will or by laws of descent and distribution, and any such purported sale, exchange, transfer, assignment, pledge, hypothecation or disposition shall be void.

(g) Any provision of the EPB that is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of the EPB.

(h) The EPB and the rights and obligations of the parties to the EPB shall be governed by, and construed and interpreted in accordance with, the law of the State of California (without regard to principles of conflicts of law).


FSC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 27, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-31560

SEAGATE TECHNOLOGY

(Exact name of Registrant as specified in its charter)

Cayman Islands	**98-0355609**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P.O. Box 309
Ugland House
Grand Cayman KY1-1104, Cayman Islands
(Address of principal executive offices)

Registrant's telephone number, including area code: (345) 949-8066

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $0.00001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES ☐ NO ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the registrant owning 5% or more of the registrant's outstanding common shares as of December 28, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $10.9 billion based upon a closing price of $25.85 reported for such date by the New York Stock Exchange.

The number of outstanding common shares of the registrant as of August 7, 2008 was 487,883,913.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be delivered to shareholders in connection with our 2008 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated herein by reference in Part III.

SEAGATE TECHNOLOGY

TABLE OF CONTENTS

Item		Page No.
	PART I	
1.	Business	5
1A.	Risk Factors	21
1B.	Unresolved Staff Comments	36
2.	Properties	36
3.	Legal Proceedings	36
4.	Submission of Matters to a Vote of Security Holders	36
	PART II	
5.	Market for Registrant's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities	37
6.	Selected Financial Data	40
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	42
7A.	Qualitative and Quantitative Disclosures About Market Risk	68
8.	Financial Statements and Supplementary Data	71
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	140
9A.	Controls and Procedures	140
9B.	Other Information	140
	PART III	
10.	Directors, Executive Officers of the Registrant and Corporate Governance	141
11.	Executive Compensation	141
12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	141
13.	Certain Relationships, Related Transactions and Director Independence	141
14.	Principal Accountant Fees and Services	141
	PART IV	
15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	142
	SIGNATURES	146

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report on Form 10-K (the "Form 10-K"), unless the context indicates otherwise, as used herein, the terms "we," "us," "Seagate" "Company" and "our" refer to Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries. References to "$" are to United States dollars.

We have compiled the market share, market size and competitive ranking data in this Form 10-K using statistics and other information obtained from several third-party sources.

Various amounts and percentages used in this Form 10-K have been rounded and, accordingly, they may not total 100%.

We own or otherwise have rights to the trademarks and trade names, including those mentioned in this Form 10-K, used in conjunction with the marketing and sale of our products.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 10-K that are not historical facts, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management's current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

- the impact of the variable demand and the aggressive pricing environment for disc drives, particularly in view of current domestic and global economic uncertainty;
- our dependence on our ability to successfully qualify, manufacture and sell our disc drive products in increasing volumes on a cost-effective basis and with acceptable quality, particularly the new disc drive products with lower cost structures;
- the impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products;
- market conditions;
- our ability to achieve potential cost savings from restructuring activities; and
- alternative cash imperatives which could impact our ability to repurchase stock.

Such forward-looking statements are based on current expectations, forecasts and assumptions involve a number of risks and uncertainties that could cause actual risks to differ materially and adversely from those anticipated by such forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "are expected to," "will," "will continue," "should," "would be," "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in "Item 1A. Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report on Form 10-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Annual Report on Form 10-K to reflect subsequent events or circumstances. We encourage you to read that section in this Form 10-K carefully.

Unfavorable changes in the above or other factors listed under "Item 1A. Risk Factors" from time to time in our Securities and Exchange Commission ("SEC") filings, could have a material adverse effect on our business, and financial condition and/or results of operations.

PART I

ITEM 1. BUSINESS

We are the world's leading provider of hard disc drives, based on revenue and units shipped. We design, manufacture, market and sell hard disc drives. Hard disc drives, commonly referred to as disc drives or hard drives, are devices that store digitally encoded data on rapidly rotating platters or discs with magnetic surfaces. The performance attributes of disc drives, including their cost effectiveness and high storage capacities has resulted in disc drives being used as the primary medium for storing electronic data in systems ranging from desktop and notebook computers, and consumer electronics devices to data centers delivering electronic data over corporate networks and the Internet.

We produce a broad range of disc drive products addressing enterprise applications, where our products are used in enterprise servers, mainframes and workstations; desktop applications, where our products are used in desktop computers; mobile computing applications, where our products are used in notebook computers; and consumer electronics applications, where our products are used in a wide variety of devices such as digital video recorders (DVRs), gaming devices and other consumer electronic devices that require storage. We also sell our branded storage solutions under both the Seagate and Maxtor brands. In addition to manufacturing and selling disc drives, we provide data storage services for small- to medium-sized businesses, including online backup, data protection and recovery solutions.

We sell our disc drives primarily to major original equipment manufacturers (OEMs) and we also market to distributors under our globally recognized brand names. We have longstanding relationships with many of our OEM customers, including Hewlett-Packard Company ("HP"), Dell Inc. ("Dell"), EMC Corporation ("EMC"), International Business Machines Corporation ("IBM") and Lenovo Group Limited ("Lenovo"). For the fiscal years 2008, 2007 and 2006 approximately 67%, 64% and 72%, respectively, of our disc drive revenue was from sales to OEMs. We also have key relationships with major distributors who sell our disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world. Shipments to distributors were approximately 26%, 30% and 25% of our disc drive revenue in fiscal years 2008, 2007 and 2006, respectively. Retail sales of our branded storage products in fiscal year 2008, as a percentage of our disc drive revenue, were 7%, compared to 6% and 3% in fiscal years 2007 and 2006, respectively. For fiscal years 2008, 2007 and 2006, approximately 30% of our disc drive revenue came from customers located in North America, approximately 27% came from customers located in Europe and approximately 43% came from customers located in the Far East. The only customer exceeding 10% of our disc drive revenue for fiscal years 2006 through 2008 was HP. Dell exceeded 10% of our disc drive revenue in fiscal years 2008 and 2006. Substantially all of our revenue is denominated in U.S. dollars.

Industry Overview

Electronic Data Storage Industry

The electronic data storage industry is comprised of companies that provide storage solutions through a variety of technologies such as disc drives, tape storage, as well as semiconductor-based storage technologies such as flash memory. Participants in the electronic data storage industry include:

Major subcomponent manufacturers. Companies that manufacture components or subcomponents used in electronic data storage devices or solutions include companies such as TDK Corporation ("TDK"), Fuji Electric Device Technology Co., Ltd. ("Fuji"), and Showa Denko K.K. ("Showa"), that supply heads and media to disc drive manufacturers as well as semiconductor companies such as Samsung Electronics Co. Ltd ("Samsung"), SanDisk Corporation ("SanDisk"), Micron Technology, Inc. ("Micron"), and Intel Corporation ("Intel"), who each manufacture flash memory.

Hardware storage solutions manufacturers. Companies that transform components into storage products include disc drive manufacturers such as Seagate Technology, Western Digital Corporation ("Western Digital"),

Samsung, Fujitsu Limited ("Fujitsu"), Hitachi Global Storage Technologies ("Hitachi") and Toshiba Corporation ("Toshiba"); magnetic tape storage manufacturers such as Quantum Corporation ("Quantum"); and semiconductor storage manufacturers such as Samsung, SanDisk, STEC Inc. ("STEC"), and Intel, whose operations include integrating flash memory into storage products such as solid state drives (SSDs). SSDs are storage applications that use flash technology as an alternative to disc drives.

System integrators. Companies that bundle and package storage components such as storage hardware and software into end-user, consumer electronics or enterprise applications include OEMs such as HP, Dell, Acer Inc., Lenovo and Apple, Inc. ("Apple"); consumer electronics OEMs such as Apple, Sony, Microsoft Corporation ("Microsoft"), Motorola, Inc. ("Motorola"), DIRECTV Group, Inc., TiVo Inc. and Scientific-Atlanta Inc., a subsidiary of Cisco Systems Inc. company; enterprise storage system OEMs such as HP, EMC and Network Appliance, Inc. ("Net App"); and distributors who in turn integrate storage hardware and software into end user applications.

Storage services. An emerging area within the electronic data storage industry is services and solutions related to the backup, archiving, recovery and discovery of electronic data.

Demand for Electronic Data Storage

The electronic data storage industry has traditionally been focused on compute applications for the enterprise market. We believe that technological advances in storage technology and a proliferation of non-compute applications in the consumer electronics market such as digital video recorders (DVRs), gaming devices, digital music players and digital cameras is increasingly driving the broad, global proliferation of digital content through the:

- *creation and sharing* of all types of digital content, including digital photos, video, movies and music by consumers and electronic data by enterprises;
- *aggregation and distribution* of digital content through services and other offerings by companies such as YouTube by Google Inc. ("Google"), Flickr by Yahoo! Inc. ("Yahoo"), iTunes by Apple and MySpace by News Corporation ("News Corp.");
- *network infrastructure*, including broadband, cable and satellite that has enabled the access, hosting and distribution of such digital content;
- *enjoyment and consumption* of digital content through DVRs, handheld applications, gaming consoles and in automobiles; and
- *protection* of digital content through storage on backup devices and storage services.

We believe that growth in digital content is being driven by: media-rich content, such as high definition video, digital photos, movies and music; an increase in user generated content, such as online video sharing, blogging and podcasting; the digitization of content previously stored in analog format such as paper filing systems; the duplication of content in multiple locations, including consumers' replication of digital photos, video and other media. As a result of these factors, the nature and amount of content being created requires increasingly higher storage capacity in order to store, manage, distribute, utilize and back up such content. This in turn has resulted in the rapid growth in demand for electronic data storage applications and solutions.

We believe that demand for electronic data storage in the enterprise and traditional compute markets continues to grow as increasing legal and regulatory requirements and changes in the nature and amount of data being stored has necessitated additional storage. Additionally, the proliferation of digital content in the consumer space has resulted in additional demand for storage by enterprises, including those that host, aggregate, distribute or share such content.

Demand for Disc Drives

While the disc drive industry has traditionally been focused on applications for the enterprise and compute markets, we believe advances in disc drive capacity, cost per gigabyte, power and ruggedness have enabled growth in demand for digital content. These technological advances, as well as a proliferation of non-compute applications in the consumer electronics market, has increased the demand for disc drives used in consumer electronics applications or has indirectly driven the demand for additional disc drives to store, host or back up related media content created by such applications.

Disc drives are presently the most common storage solution in enterprise, desktop, mobile and higher capacity consumer electronics applications. We are particularly focused on the following areas of growing demand for disc drives:

Disc Drives for Mobile Computing. The mobile computing market is growing faster than the market for desktop computers as price and performance continue to improve. Notebook systems are increasingly becoming the preference for both consumers and enterprises as the need for mobility increases and wireless adoption continues to advance. We estimate that in fiscal year 2008, industry disc drive shipments for mobile compute applications grew approximately 45% from fiscal year 2007.

The disc drive industry has recently seen the introduction of alternative technologies that directly compete with mobile disc drives. For example, certain manufacturers have introduced SSDs, using flash memory technology, which is an alternative to disc drives in certain applications. Due to the high capital requirements and capacity required to manufacture flash memory, we believe the perceived benefits of SSDs are not currently realized at an attractive cost relative to hard disc drives, particularly in higher capacity applications. We believe that the market for these alternative technologies is still developing and because of the current high cost per gigabyte of these storage solutions, we do not expect these solutions to have a significant near-term impact on the overall market for disc drives for mobile computing.

Disc Drives for Enterprise Storage. The need to address the expansion in data storage management requirements has spurred the evolution of new storage and data management technologies for both mission critical and business critical enterprise storage.

Mission critical enterprise storage is defined by the use of high performance, high capacity disc drives for use in applications which are vital to the operation of enterprises. We expect the market for mission critical enterprise storage solutions to grow, driven by many enterprises continuing to move network traffic to dedicated storage area networks (SANs). In addition, many enterprises are moving away from the use of server-attached storage to network-attached storage (NAS). Both of these solutions are comprised principally of high performance, high capacity disc drives with sophisticated software and communications technologies. In addition, many enterprises are also consolidating data centers, aiming to increase speed and reliability within a smaller space, reducing network complexity and increasing energy savings, which has led to an increased demand for more energy efficient, small form factor disc drives. SSD storage applications have been introduced as a potential alternative to redundant system startup or boot disc drives. In addition, enterprises are considering the use of SSDs in applications where rapid processing is required for high volume transaction data. The timing of the adoption of SSDs in these applications is currently unknown as enterprises weigh the cost benefits of mission critical enterprise disc drives relative to the perceived performance benefits of SSDs.

Business critical enterprise storage is an emerging and growing application in enterprise storage whereby enterprises are using higher capacity disc drives to store less frequently accessed, less time-critical, but capacity-intensive data. Because of recent decreases in cost per gigabyte, business critical electronic data, which historically has been stored on tape or other backup and archival technologies, are now being stored on these high capacity disc drives. In the long-term, however, we believe that this trend towards business critical systems that utilize high capacity, enterprise class serial advanced technology architecture (SATA) and serial attached small computer system interface (SAS) will, in addition to expanding the overall enterprise market, likely shift some demand from disc drives used in traditional mission critical enterprise storage.

Disc Drives for Branded Solutions. We believe that the proliferation of media-rich digital content has increased consumer demand for storage to augment their current desktop or notebook disc drive capacities. Consumers are also using external branded storage solutions to backup and secure data in case of disaster or system failure.

Disc Drives for Desktop Computing. We believe growth in disc drives for desktop computing has recently moderated, in part due to the growth in demand for notebook computers, particularly in developed countries. We believe that current growth in demand for disc drives in desktop computing is focused on developing markets where price remains a primary consideration. Demand for inexpensive, high capacity external storage has also driven growth of 3.5-inch desktop disc drives.

Disc Drives for Consumer Electronics. Disc drives in the consumer electronics markets are primarily used in high-capacity solutions, such as DVRs, that require more storage capability than can be provided in a cost-effective manner through alternative technologies such as flash memory, which is used in lower capacity consumer electronics applications. We believe the demand for disc drives in consumer electronics will become more pronounced with the increased amount of high definition content that requires larger amounts of storage capacity. Although solid state or flash memory has largely replaced disc drives in handheld applications, we believe that the demand for disc drives to store, hold or back up related media content from such handheld devices, continues to grow.

Success in the Disc Drive Industry Depends on Technology and Manufacturing Leadership, High Levels of Capital and Research and Development Investments and Large Scale Operations

The design and manufacturing of disc drives depends on highly advanced technology and manufacturing techniques, especially in the areas of read/write heads and recording media, thereby requiring high levels of capital and significant research and development investments. Disc drive manufacturers are distinguished by their level of vertical integration, which is the degree to which they control the technology used in their products, and by whether they are captive, producing disc drives for their own computer systems, or independent, producing disc drives as a stand-alone product. Integrated manufacturers are companies that design and produce the critical technologies, including read/write heads and recording media, used in their disc drives. An integrated approach enables them to lower manufacturing costs and to improve the functionality of components so that they work together efficiently. In contrast, manufacturers that are not integrated purchase most of their components from third-party suppliers, upon whom they depend for key elements of their technological innovation and differentiation. This can limit their ability to coordinate technology roadmaps and optimize the component design process for manufacturing efficiency and product reliability while making them reliant on the technology investment decisions of their suppliers. Independent manufacturers can enjoy a competitive advantage over captive manufacturers in working with OEMs because they do not compete with OEMs for computer system sales. We believe the competitive dynamics of the disc drive industry favor integrated, independent manufacturers with the scale to make substantial technology investments and apply them across a broad product portfolio and set of customers.

Due to the significant challenges posed by the need to continually innovate and improve manufacturing efficiency and because of the increasing amounts of capital and research and development investments required, the disc drive industry has undergone significant consolidation as disc drive manufacturers and component manufacturers merged with other companies or exited the industry. Through such combinations, disc drive manufacturers have also become increasingly vertically integrated. While recent combinations have limited the opportunity for additional industry consolidation, the increasing technological challenges, associated levels of investment and competitive necessity of large-scale operations, may still drive future industry consolidation.

Disc Drive Technology

Overview

All of our disc drive products incorporate certain components, including a head disc assembly and a printed circuit board, which are sealed inside a rigid base and top cover containing these components in a contamination controlled environment.

The head disc assembly consists of one or more discs attached to a spindle assembly powered by a spindle motor that rotates the discs at a high constant speed around a hub. The discs, or recording media, are the components on which data is stored and from which it is retrieved. Each disc typically consists of a substrate of finely machined aluminum or glass with a layer of a thin-film magnetic material. Read/write heads, mounted on an arm assembly similar in concept to that of a record player, fly extremely close to each disc surface and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating discs. The read/write heads are mounted vertically on an E-shaped assembly. The E-block and the recording media are mounted inside a metal casing, called the base casing.

The printed circuit board contains standard and custom application specific integrated circuits (ASICs) and ancillary electronic control chips. ASICs move data to and from the read/write head and the internal controller, or interface, which communicates with the host computer. The ASICs and control chips form an electronic circuitry that delivers instructions to a head positioning mechanism called an actuator to guide the heads to the selected track of a disc where the data is recorded or retrieved. Disc drive manufacturers typically use one or more of several industry standard interfaces such as advanced technology architecture (ATA); SATA, which provides higher data transfer rates than the previous ATA standard; small computer system interface (SCSI); SAS; and Fibre Channel.

Disc Drive Performance

Disc drive performance is commonly differentiated by six key characteristics:

- storage capacity, commonly expressed in gigabytes (GB) or terabytes (TB), which is the amount of data that can be stored on the disc;
- spindle rotation speed, commonly expressed in revolutions per minute (RPM), which has an effect on speed of access to data;
- interface transfer rate, commonly expressed in megabytes per second, which is the rate at which data moves between the disc drive and the computer controller;
- average seek time, commonly expressed in milliseconds, which is the time needed to position the heads over a selected track on the disc surface,
- data transfer rate, commonly expressed in megabytes per second, which is the rate at which data is transferred to and from the disc; and
- product quality and reliability, commonly expressed in annualized return rates (ARR).

Areal Density

Areal density is a measure of storage capacity per square inch on the recording surface of a disc. Current areal densities are sufficient to meet the requirements of most applications today. The capacity of a disc drive is determined by the number of discs it contains as well as the areal density of these discs. We expect the long-term demand for increased disc drive capacities will continue to grow proportionately with the shift in storage applications from predominantly compute applications to more media-rich content. In particular, audio, video and photo storage data continue to increase in size, with high definition video content an example of data requiring many multiples of the storage capacity of standard video. We believe that demand will further intensify by the proliferation of these forms of content. We have pursued, and expect to continue to pursue, a number of technologies to increase areal densities across the entire range of our products to increase disc drive capacities allowing us to use fewer discs per disc drive and potentially reduce product costs overtime.

Manufacturing

We pursue a vertically integrated business strategy based on the ownership of critical component technologies, allowing us to maintain control over our product roadmap and component cost, quality and availability. We believe that because of our vertical design and manufacturing strategy, we are well suited to meet the challenges posed by the close interdependence of components for disc drives. Our manufacturing efficiency and flexibility are critical elements of our integrated business strategy. We continuously seek to improve our manufacturing efficiency and cost by:

- employing manufacturing automation to enhance our efficiency and flexibility;
- improving product quality and reliability, and reducing costs;
- integrating our supply chain with suppliers and customers to enhance our demand visibility and reduce our working capital requirements;
- coordinating between our manufacturing group and our research and development organization to rapidly achieve volume manufacturing; and
- rationalizing the facilities we operate and reducing the number of personnel we employ.

Manufacturing our disc drives is a complex process that begins with the production of individual components and ends with a fully assembled unit. We design, fabricate and/or assemble a number of the most important components found in our disc drives, including read/write heads and recording media. Our design and manufacturing operations are based on technology platforms that are used to produce various disc drive products that serve multiple disc drive applications and markets. As an example, our 3.5-inch SATA disc drive with perpendicular recording technology platform is sold to customers for use in desktop, enterprise and consumer electronics applications. Our main technology platforms are primarily focused around areal density of media and read/write head technologies. Our integrated platform technologies and manufacturing allow our set of disc drive products to be used in a wide range of electronic data storage applications and in a wide range of industries.

Read/Write Heads. The function of the read/write head is to scan across the disc as it spins, magnetically recording or reading information. The tolerances of recording heads are extremely demanding and require state-of-the-art equipment and processes. Our read/write heads are manufactured with thin-film and photolithographic processes similar to those used to produce semiconductor integrated circuits, though challenges in magnetic film properties and topographical structures are unique to the disc drive industry. Beginning with six and eight-inch round ceramic wafers, we process more than 30,000 head elements at one time. Each of these head elements goes through more than 500 steps, all in clean room environments. We have upgraded our fabrication facilities in capital equipment and systems to deliver the required complexity and precision needed to complete our product transition to perpendicular recording technology, which we achieved during fiscal year 2008. Additional capital investments will be driven primarily by volume. We perform all primary stages of design and manufacture of read/write heads at our facilities. We currently manufacture all of our read/write heads. We are currently evaluating third party read/write head for use in future products.

Recording Heads and Media. The percentage of our requirements for recording media that we produce internally varies from quarter to quarter. Our long-term strategy is to externally purchase approximately 10% of total recording media requirements. In July 2008, we announced the proposed closure of our recording media manufacturing facility in Milpitas, California. The closure is part of our ongoing focus on cost-efficiencies in all areas of our business. We plan to cease production at the Milpitas manufacturing facility in October 2008. We are continuing to expand our recording media production facilities in Singapore. We expect meaningful output from our new media facility in Singapore beginning the first quarter of fiscal year 2009 and we believe we will have adequate internal and external supply plans in place to support our requirements. Similar to our long-term strategy on recording media supply, our future plans include the evaluation and external purchase of approximately 10% of recording heads requirements.

We purchase all of our glass substrates from third parties (mainly in Japan), which are used to manufacture our disc drives for mobile and small form factor consumer electronics products. Historically, we purchase approximately 70% of our aluminum substrates for recording media production from third parties. In December 2007, we announced the proposed closure of our substrate manufacturing facility in Limavady, Northern Ireland.

The proposed closure is part of our ongoing focus on cost-efficiencies in all areas of our business. We plan to cease production at our Limavady facility during the first quarter of fiscal year 2009. We are in the process of adding an aluminum substrate manufacturing facility in Johor, Malaysia which will allow us to be more cost competitive and position us for future expansion, and reduce our external substrate purchases to approximately 50%. We expect meaningful output from our Johor facility in during the first quarter of fiscal year 2009.

Commodity and Other Manufacturing Costs. The production of disc drives requires precious metals, scarce alloys and industrial commodities, that are subject to fluctuations in prices, and the supply of which has at times been constrained. Recent increases in the price of many commodities have resulted in higher material costs for our products. Additionally, adverse economic conditions such as rising fuel costs may further increase our costs related to commodities, manufacturing and freight. Should we not be able to pass these increased costs onto our customers, our gross margins may be impacted.

In order to mitigate susceptibility to these conditions, we may maintain increased inventory of precious metals, scarce alloys and industrial commodities. In addition, we have increased our use of ocean shipments to help offset the increase in freight costs.

Printed Circuit Boards. Printed circuit boards are the boards that contain the electronic circuitry and ASICs that provide the electronic controls of the disc drive and on which the head-disc assembly is mounted. During fiscal year 2008, we completed the outsourcing of the manufacture and assembly of the printed circuit boards used in our disc drives to third parties.

Spindle Motors. We participate in the design of many of our spindle motors and purchase them principally from outside vendors in Asia, whom we have licensed to use our intellectual property and technology.

ASICs. We participate in the design of many of the ASICs used in our disc drives for motor and actuator control, such as interface controllers, read/write channels and pre-amplifiers. We do not manufacture any ASICs but, rather, buy them from third-party suppliers.

Disc Drive Assembly. Following the production of the individual components of the disc drive, the first step in the manufacture of a disc drive itself is the assembly of the actuator arm, read/write heads, discs and spindle motor in a housing to form the head-disc assembly. The production of the head-disc assembly involves largely automated processes. Printed circuit boards are then mated to the head-disc assembly and the completed unit is tested prior to packaging and shipment. Disc drive assembly and test operations occur primarily at facilities located in China, Singapore and Thailand. We perform subassembly and component manufacturing operations at our facilities in China, Malaysia, Northern Ireland, Singapore, Thailand, and in the United States, in California and Minnesota. In addition, third parties manufacture and assemble components for us in various Asian countries, including China, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and Vietnam, in Europe and the United States.

Products

We offer a broad range of disc drive products for the enterprise, mobile computing, desktop, consumer electronics and branded solutions markets of the disc drive industry. We now utilize perpendicular recording technology in all the major markets described below. In addition, we intend to introduce SSD products for select markets in the future.

We offer more than one product within each product family, and differentiate products on the basis of price/ performance and form factor, the dimensions of the disc drive, capacity, interface, power consumption efficiency, security features like full disc encryption and other customer integration requirements. More than ever, our industry is characterized by continuous and significant advances in technology, which contributes to rapid product life cycles. We list below our main current product offerings.

Enterprise Storage

Cheetah SCSI/SAS/Fibre Channel Family. Our Cheetah 3.5-inch disc drives ship in 10,000 and 15,000 RPM and in storage capacities ranging from 36GB to 450GB. Commercial uses for Cheetah disc drives include Internet and e-commerce servers, data mining and data warehousing, mainframes and supercomputers, department/enterprise servers and workstations, transaction processing, professional video and graphics and medical imaging.

Savvio SCSI/SAS/Fibre Channel Family. Savvio, our 2.5-inch enterprise disc drives designed to enable space optimization, maximized performance and availability, ships in 10,000 and 15,000 RPM and in storage capacities ranging from 36GB to 146GB. This disc drive allows the installation of more disc drives per square foot, thus facilitating faster access to data. We believe that end-user customers are increasingly adopting the smaller 2.5-inch form factor enterprise class disc drives. We are currently shipping our 2nd generation Savvio disc drive featuring increased throughput and improved power consumption, targeted at space optimized enterprise storage systems.

Barracuda ES SATA Family. Our Barracuda ES 3.5-inch disc drives ship in 7,200 RPM and in storage capacities ranging from 250GB to 1TB. The Barracuda ES addresses the emerging market in enterprise storage of the use of business critical storage systems for capacity-intensive enterprise applications that require space optimization, maximized performance and availability. We have also introduced 7,200 RPM drives for the surveillance market with capacities ranging from 250GB to 1TB.

Mobile Computing

Momentus ATA/SATA Family. Our Momentus family of disc drives for mobile computing disc drive products, ships in 5,400 and 7,200 RPM and in capacities ranging from 30GB to 320GB. Commercial uses for Momentus disc drives include notebook computers running popular office applications and notebook computers for business, government and education environments. Consumer uses for Momentus disc drives include notebook computers, tablet computers and digital audio applications. Our Momentus 7200.2 is a 7,200 RPM disc drive for high-performance notebooks.

LD25.2 Family. Our LD25.2 Series 2.5-inch disc drives deliver storage capacities of 40GB and 80GB at 5,400 RPM, a solution with optimized capacity and size for notebook computers.

Desktop Storage

Barracuda ATA/SATA Family. Our Barracuda 3.5-inch disc drive delivers storage capacities of up to 1TB at 7,200 RPM and is used in applications such as PCs, workstations and personal external storage devices. Additionally, we are currently shipping a 3.5-inch disc drive with 320GB of capacity on a single disc.

DiamondMax Family. Our DiamondMax 3.5-inch disc drives deliver storage capacities of up to 1TB at 7,200 RPM and are targeted at PCs, non-traditional ATA and external storage applications.

Consumer Electronics Storage

Barracuda ATA/SATA Family. We also sell some of our 3.5-inch Barracuda disc drives for use mainly in DVR's. Our DB35 Series disc drives, with storage capacities up to 1TB, are optimized for leading-edge digital entertainment.

Momentus ATA/SATA Family. We sell our 2.5-inch, 7,200 and 5,400 RPM Momentus disc drives, including our LD25 Series of Momentus family of disc drives with capacities ranging from 20GB up to 250GB, for use in low-profile DVR's, gaming consoles, home entertainment devices and small footprint media PCs.

Branded Solutions

Our branded solutions business provides storage products including various home and office storage applications. We ship external backup storage solutions under our Free Agent™ and Maxtor OneTouch™ product lines. Both of these product lines utilize our 3.5-inch and 2.5-inch disc drives, which are available in capacities up to 2TB and 320GB, respectively.

Customers

We sell our disc drive products primarily to major OEMs and distributors. OEM customers, either themselves or through their contract manufacturers, incorporate our disc drives into computer systems and storage systems for resale. Distributors typically sell our disc drives to small OEMs, dealers, system integrators and other resellers. Shipments to OEMs were approximately 67%, 64% and 72% of our disc drive revenue in fiscal years 2008, 2007 and 2006, respectively. Shipments to distributors were approximately 26%, 30% and 25% of our disc drive revenue in fiscal years 2008, 2007 and 2006, respectively. The only customer exceeding 10% of our disc drive revenue for fiscal years 2006 through 2008 was HP. Dell exceeded 10% of our disc drive revenue in fiscal years 2008 and 2006. Sales to HP accounted for approximately 16%, 16% and 17% of our disc drive revenue in fiscal years 2008, 2007 and 2006, respectively. Sales to Dell, as a percentage of our disc drive revenue, were 11%, 9% and 11% in fiscal years 2008, 2007 and 2006, respectively. No other customer accounted for 10% or more of our disc drive revenue in fiscal years 2008, 2007 and 2006. Retail sales of our branded storage products in fiscal year 2008 as a percentage of our disc drive revenue increased to 7% from 6% and 3% in fiscal years 2007 and 2006, respectively. See "Item 1A. Risk Factors—Risks Related to Our Business—Dependence on Key Customers—We may be adversely affected by the loss of, or reduced, delayed or cancelled purchases by, one or more of our larger customers."

OEM customers typically enter into master purchase agreements with us. These agreements provide for pricing, volume discounts, order lead times, product support obligations and other terms and conditions. The term of these agreements is usually 12 to 36 months, although our product support obligations generally extend substantially beyond this period. These master agreements typically do not commit the customer to buy any minimum quantity of products, or create exclusive relationships. Deliveries are scheduled only after receipt of purchase orders. In addition, with limited lead-time, customers may cancel or defer most purchase orders without significant penalty. Anticipated orders from many of our customers have in the past failed to materialize or OEM delivery schedules have been deferred or altered as a result of changes in their business needs.

Our distributors generally enter into non-exclusive agreements for the resale of our products. They typically furnish us with a non-binding indication of their near-term requirements and product deliveries are generally scheduled accordingly. The agreements and related sales programs typically provide the distributors with limited right of return and price protection rights. In addition, we offer sales programs to distributors on a quarterly and periodic basis to promote the sale of selected products in the sales channel.

We have increased our sales of branded storage products to retail customers in the last two years further expanding our retail customer base. Our branded storage product is sold to retailers either by us directly or by our distributors. Retail sales made by us or our distributors typically require greater marketing support, sales incentives and price protection periods.

We also regularly enter into agreements with our customers, which obligate us to provide a limited indemnity against losses resulting from intellectual property claims. These agreements are customary in our industry and typically require us to indemnify our customers against certain damages and costs incurred as a result of third party intellectual property claims arising as a result of their use of our products.

Sales, Marketing and Customer Service

Our marketing organization works to increase demand for our disc drive products through strategic collaboration with key OEM customers and distribution partners to align our respective product roadmaps and to build our brand and end-customer relationships. As customers and markets increasingly demand a broad variety of products with different performance and cost attributes, we have marketing groups focused on the strategic needs of our increasingly diverse customer base. We believe this enables us to serve both our core markets and better identify, develop and serve emerging markets.

Our sales organization focuses on deepening our relationship with our customers. The worldwide sales group focuses on geographic coverage of OEMs and distributors throughout most of the world. The worldwide sales group is organized by customer type and regionally among Americas, Japan, Asia-Pacific (excluding Japan) and Europe, Africa and the Middle East. In addition, we have a sales operation group which focuses on aligning our production levels with customers' product requirements. Our sales force works directly with our marketing organization to coordinate our OEM and distribution channel relationships. We maintain sales offices throughout the United States and in Australia, China, France, Germany, Japan, Singapore, Taiwan and the United Kingdom.

With the acquisition of Maxtor, we acquired the right to the use the Maxtor and other related brand names. We believe the Maxtor brand is a valuable asset, and we intend to continue to offer the Maxtor brand of products to consumers globally to broaden our reach into and coverage of these channels as well as optimize the impact of our marketing investments.

Our customer service organization maintains a global network of service points to process warranty returns and manage outsourced repair vendors. We generally warrant our products for periods ranging from three to five years.

Foreign sales are subject to foreign exchange controls and other restrictions, including, in the case of some countries, approval by the Office of Export Administration of the U.S. Department of Commerce and other U.S. governmental agencies.

Competition

The markets that we compete in are intensely competitive, with disc drive manufacturers not only competing for a limited number of major disc drive customers, but also increasingly competing with other companies in the electronic data storage industry that provide alternative storage solutions, such as flash memory, tape, optical and SSDs. Some of the principal factors used by customers to differentiate among electronic data storage solutions manufacturers are storage capacity; price per unit and price per gigabyte; storage/retrieval access times; data transfer rates; product quality and reliability; supply continuity; form factor; warranty; and brand.

We believe that our disc drive products are competitive with respect to each of these factors in the markets that we currently address. We summarize below our principal disc drive competitors, other competitors, the effect of competition on price erosion for our products and product life cycles and technology.

Principal Disc Drive Competitors. We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, some of which have greater financial and other resources than we have. These competitors include independent disc drive manufacturers such as Western Digital, as well as large captive manufacturers such as Fujitsu, Samsung, Hitachi, and Toshiba. Because they produce complete computer systems and other non-compute consumer electronics and mobile devices, these "captive manufacturers" can derive a greater portion of their operating margins from other components, which reduces their need to realize a profit on the disc drives included in their computer systems and allows them to sell disc drives to third parties at very low margins. Many captive manufacturers are also formidable competitors because they have more substantial resources and greater access to their internal customers than we do. In addition, Toshiba and Samsung, each are increasingly integrating other storage technologies such as flash memory, hybrid disc drives and SSDs into its product offerings. Not only may they be willing to sell their disc drives at a lower margin to advance their overall business strategy, their portfolio allows them to be indifferent to which technology prevails over the other. They can offer a broad range of storage media and solutions and focus on those with lowest costs and greatest sales. In connection with our branded storage products, in addition to competing with our disc drive competitors, we also compete with companies such as LaCie S.A. that purchase disc drives for use in their branded storage products from us and our competitors.

Other Competitors. We also are experiencing competition from companies that provide alternative storage technologies such as flash memory, which have substantially replaced disc drives in lower capacity handheld devices. Principal competitors include Samsung, Toshiba, Micron, SanDisk and Intel.

Price Erosion. Our industry has been characterized by continuous price erosion for disc drive products with comparable capacity, performance and feature sets (i.e., "like-for-like products"). Price erosion for like-for-like products ("price erosion") is more pronounced during periods of:

- industry consolidation in which competitors aggressively use discounted price to gain market share;
- few new product introductions when multiple competitors have comparable or alternative product offerings;
- temporary imbalances between industry supply and demand; and
- seasonally weaker demand which may cause excess supply.

Disc drive manufacturers typically attempt to offset price erosion with an improved mix of disc drive products characterized by higher capacity, better performance and additional feature sets and/or product cost reductions.

We expect price erosion in our industry will continue for the foreseeable future. To remain competitive, we believe it will be necessary to continue to reduce prices as well as introduce new product offerings that utilize advanced technologies ahead of our competitors in order to take advantage of potentially higher initial profit margins and reduced cost structure on these new products.

Product Life Cycles and Changing Technology. Our industry has been characterized by significant advances in technology, which have contributed to rapid product life cycles. As a result, success in our industry has been dependent to a large extent on the ability to be the first-to-market with new products, allowing those disc drive manufacturers who introduce new products first to sell those products at a premium until comparable products are introduced. Also, because our industry is characterized by continuous price erosion, the existence of rapid product life cycles has necessitated the need to quickly achieve product cost effectiveness. Changing technology also necessitates the need for on-going investments in research and development, which may be difficult to recover due to rapid product life cycles. Further, there is a continued need to successfully execute product transitions and new product introductions, as factors such as quality, reliability and manufacturing yields become of increasing competitive importance. We believe that our future success will depend upon our ability to rapidly develop, manufacture and market products of high quality and reliability on a cost-effective basis. Introduction of any technology that delivers storage at an attractive price, or has other features not offered by disc drives, may be disruptive to the disc drive industry.

Seasonality

The disc drive industry traditionally experiences seasonal variability in demand with higher levels of demand in the second half of the calendar year. This seasonality is driven by consumer spending in the back-to-school season from late summer to fall and the traditional holiday shopping season from fall to winter. In addition, corporate demand is typically higher during the second half of the calendar year when IT budget calendars provide for more spending.

Research and Development

We are committed to developing new component technologies, products and alternative storage technologies, including solid state technology. Our research and development focus is designed to bring new products to market in high volume, with quality attributes that our customers expect, before our competitors. Part of our product development strategy is to leverage a common platform and subsystem within product families to serve different market needs. This platform strategy allows for more efficient resource utilization, reduces exposure to changes in demand, and allows for achievement of lower costs through purchasing economies. Our advanced technology integration effort focuses disc drive and component research on recording subsystems, including read/write heads and recording media, market-specific product technology as well as technology focused towards new business opportunities. The primary purpose of our advanced technology integration effort is to ensure timely availability of mature component technologies to our product development teams as well as allowing us to leverage and coordinate those technologies in the design centers across our products in order to take advantage of opportunities in the marketplace. During fiscal years 2008, 2007 and 2006, we had product development expenses of approximately $1 billion, $904 million and $805 million, respectively, which represented 8%, 8% and 9% of our consolidated revenue, respectively.

Patents and Licenses

As of June 27, 2008, we had approximately 4,015 U.S. patents and 723 patents issued in various foreign jurisdictions as well as approximately 1,188 U.S. and 579 foreign patent applications pending. The number of patents and patent applications will vary at any given time as part of our ongoing patent portfolio management activity. Due to the rapid technological change that characterizes the electronic data storage industry, we believe that the improvement of existing products, reliance upon trade secret law, protection of unpatented proprietary know-how and development of new products are generally more important than patent protection in establishing and maintaining a competitive advantage. Nevertheless, we believe that patents are valuable to our business and intend to continue our efforts to protect and obtain patents, where available, in connection with our research and development program.

The electronic data storage industry is characterized by significant litigation relating to patent and other intellectual property rights. Because of rapid technological development in the electronic data storage industry, some of our products have been, and in the future could be, alleged to infringe existing patents of third parties. From time to time, we receive claims that our products infringe patents of third parties. Although we have been able to resolve some of those claims or potential claims by obtaining licenses or rights under the patents in question without a material adverse affect on us, other claims have resulted in adverse decisions or settlements. In addition, other claims are pending which if resolved unfavorably to us could have a material adverse effect on our business and results of operations. For more information on these claims, see "Item 3. Legal Proceedings." The costs of engaging in intellectual property litigation in the past have been and may be substantial, irrespective of the merits of the claim or the outcome. We have patent licenses with a number of companies. Additionally, as part of our normal intellectual property practices, we may be engaged in negotiations with other major electronic data storage companies and component manufacturers with respect to licenses.

Backlog

In view of our customers' rights to cancel or defer orders with little or no penalty, we believe backlog in the disc drive industry is of limited indicative value in estimating future performance and results.

Employees

At June 27, 2008, we employed approximately 54,000 employees, temporary employees and contractors worldwide, of which approximately 42,000 employees were located in our Asian operations. We believe that our future success will depend in part on our ability to attract and retain qualified employees at all levels. We believe that our employee relations are good.

Environmental Matters

Our operations are subject to U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

We have established environmental systems and continually update our environmental policies and standard operating procedures for our operations worldwide. We believe that our operations are in material compliance with applicable environmental laws, regulations and permits. We budget for operating and capital costs on an ongoing basis to comply with environmental laws. If additional or more stringent requirements are imposed on us in the future, we could incur additional operating costs and capital expenditures.

Some environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act of 1980 (as amended, the "Superfund" law and its state equivalents), can impose liability for the cost of cleanup of contaminated sites upon any of the current or former site owners or operators or upon parties who sent waste to these sites, regardless of whether the owner or operator owned the site at the time of the release of hazardous substances or the lawfulness of the original disposal activity. We were identified as a potentially responsible party at several superfund sites. At each of these sites, we have an assigned portion of the financial liability based on the type and amount of hazardous substances disposed of by each party at the site and the number of financially viable parties. We have fulfilled our responsibilities at some of these sites and remain involved in only a few at this time.

While our ultimate costs in connection with these sites is difficult to predict with complete accuracy, based on our current estimates of cleanup costs and our expected allocation of these costs, we do not expect costs in connection with these superfund sites and contaminated sites to be material.

We may be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products. For example, the European Union ("EU") enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS"), which prohibits the use of certain substances, including lead, in certain products, including disc drives, put on the market after July 1, 2006 as well as the Waste Electrical and Electronic Equipment ("WEEE") directive, which makes producers of electrical goods, including disc drives, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan.

If we or our suppliers fail to comply with the substance restrictions, recycle requirements or other environmental requirements as they are enacted worldwide, it could have a materially adverse effect on our business.

Executive Officers

The following sets forth the name, age and position of each of the persons who were serving as executive officers as of August 12, 2008. There are no family relationships among any of our executive officers.

William D. Watkins .... **Chief Executive Officer and Director** **age 55**	Mr. Watkins has been Chief Executive Officer since 2004, and a Director of Seagate since 2000. Prior to that, he was President and Chief Executive Officer from 2004 to 2006; President and Chief Operating Officer from 2000 to 2004; Executive Vice President and Chief Operating Officer from 1998 to 2000; and Executive Vice President, Recording Media Operations from 1996 to 1998. Mr. Watkins is also a member of the Board of Directors of Maxim Integrated Products, Inc.
David A. Wickersham ... **President and Chief Operating Officer** **age 52**	Mr. Wickersham has been President since 2006 and Chief Operating Officer since 2004. He served as Chief Operating Officer and Executive Vice President from 2004 to 2006; Executive Vice President, Global Disc Storage Operations from 2000 to 2004, Senior Vice President, Worldwide Product Line Management from 1999 to 2000; and Senior Vice President, Worldwide Materials from 1998 to 1999.
Charles C. Pope .... **Executive Vice President and Chief Financial Officer** **age 53**	Mr. Pope has been Executive Vice President and Chief Financial Officer since 1999. From 1998 to 1999 he was Senior Vice President and Chief Financial Officer. Prior to that, he was Senior Vice President Finance, Storage Products from 1997 to 1998; Vice President Finance, Storage Products from 1996 to 1997; Vice President/General Manager, Media from 1994 to 1996; Vice President Finance and Treasurer from 1991 to 1994; and Vice President, Finance Far East Operations from 1989 to 1991.
Brian S. Dexheimer ..... **Division President, Consumer Solutions** **age 45**	Mr. Dexheimer has been Division President of our Consumer Solutions division since March 2008. He served as Executive Vice President and Chief Sales & Marketing Officer from 2006 to 2008. Prior to that he was Executive Vice President, Storage Business and Worldwide Sales, Marketing and Customer Service from 2005 to 2006; Executive Vice President, Worldwide Sales, Marketing and Customer Service from 2000 to 2005; Senior Vice President, Worldwide Sales from 1999 to 2000; Senior Vice President, Personal Storage Group/Product Line Management from 1998 to 1999; Vice President, and General Manager, Removable Storage Solutions from 1997 to 1998.
Robert Whitmore ...... **Executive Vice President and Chief Technology Officer** **age 46**	Mr. Whitmore has been Executive Vice President Product and Process Development and Chief Technology Officer since 2007. Prior to that he was Executive Vice President, Product and Process Development from 2006 to 2007; Senior Vice President, Product and Process Development from 2004 to 2006; Senior Vice President, Product Development Engineering from 2002 to 2004; Vice President, Enterprise Storage Design Engineering from 1999 to 2002, Vice President and Executive Director, Twin Cities Manufacturing Operations from 1997 to 1999; Senior Director, Manufacturing Engineering, Singapore Operations from 1995 to 1997; and Senior Manager, Design Engineering, Twin Cities Division from 1992 to 1995.
D. Kurt Richarz .... **Executive Vice President, Sales and Customer Service Operations** **age 47**	Mr. Richarz joined Seagate in May 2006, when we acquired Maxtor. He has served as our Executive Vice President, Sales and Customer Service Operations since May 2008. Previously, he served as Vice President of Global OEM Sales from 2006 to 2007 and Senior Vice President of Global OEM Sales from 2007 to 2008. At Maxtor, from 2002 to 2006, he served as Vice President, Global OEM Account Sales and Senior Vice President of Worldwide Sales. From 1990 to 2001, he served in various sales positions at Quantum Corporation.

Jaroslaw S. Glembocki . . . **Senior Vice President, Recording Heads and Media** **age 52**	Mr. Glembocki has been Senior Vice President, Recording Heads and Media Operations since 2000. Prior to that he was Senior Vice President/General Manager, Recording Media Group, from 1997 to 2000; and Vice President, Engineering and CTO Media from 1996 to 1997.
W. David Mosley . . . . **Senior Vice President, Global Disc Storage Operations** **age 41**	Mr. Mosley has been Senior Vice President, Global Disc Storage Operations since 2007. Prior to that, he was Vice President, Research and Development, Engineering from 2002 to 2007; Senior Director, Research and Development, Engineering from 2000 to 2002; Director, Research and Development, Engineering from 1998 to 2000; and Manager, Operations and Manufacturing from 1996 to 1998.
Patrick J. O'Malley . . . . . . **Senior Vice President, Finance, Principal Accounting Officer and Treasurer**[1] **age 46**	Mr. O'Malley has been Senior Vice President, Finance since October 2005, and assumed the additional roles of Principal Accounting Officer and Treasurer in 2006. Prior to that, he was Senior Vice President, Consumer Electronics from 2004 to 2005; Senior Vice President, Finance, Manufacturing from 1999 to 2004; Vice President, Finance-Recording Media from 1997 to 1999; Senior Director Finance, Desktop Design, from 1996 to 1997; Senior Director, Finance, Oklahoma City Operations from 1994 to 1996; Director of Finance/ Manager, Corporate Financial Planning & Analysis from 1991 to 1994; Manager, Consolidations & Cost Accounting from 1990 to 1991; Manager, Consolidations from 1988 to 1990; and Senior Financial Analyst in 1988.
Glen A. Peterson . . . . **Senior Vice President, Worldwide Finance** **age 46**	Mr. Peterson has been Senior Vice President, Worldwide Finance since January 2004. Prior to that, he was Vice President, Finance and Treasurer from 1998 to 2004; and Director, Strategic Planning from 1995 to 1998.
Kenneth M. Massaroni . . . **Senior Vice President, General Counsel and Corporate Secretary** **age 47**	Mr. Massaroni has been Senior Vice President, General Counsel and Corporate Secretary since April 2008. He served as Vice President and Acting General Counsel from December 2007 to April 2008, and Vice President of Intellectual Property from 2006 to December 2007. Prior to joining Seagate in 2006, Massaroni was vice president of law, deputy general counsel and assistant secretary at Scientific-Atlanta from 1997 to 2006. In addition, Massaroni has also held senior patent counsel positions at Motorola from 1993 to 1997, served as general counsel and secretary at Optical Imaging Systems from 1990 to 1992 and as a patent attorney at Energy Conversion Devices from 1987 to 1990, and as an associate at the law firm of Collier, Shannon, Rill and Scott from 1992 to 1993.
David Z. Anderson . . . . . . **Vice President, Finance, Storage Markets** **age 43**	Mr. Anderson joined Seagate in 1995, and has served as our Vice President, Finance, Storage Markets, since 2007. He previously held positions as Vice President, Finance, Asia Operations from 2005 to 2007 and Senior Director, Corporate Accounting, Compliance and External Reporting and Corporate Financial Planning & Analysis from 2003 to 2005. Prior to 2003, Mr. Anderson held a variety of progressively senior management positions within the Finance organization of the Company. On July 1, 2008, Mr. Anderson was appointed Principal Accounting Officer and Treasurer of the Company. The transition by which Mr. Anderson will assume the responsibilities of these offices began on July 1, 2008, and he will formally acquire the titles on August 25, 2008.

[1] On April 24, 2008, the Board of Directors appointed Mr. O'Malley to serve as Executive Vice President and Chief Financial Officer of Seagate, effective as of August 25, 2008. Mr. O'Malley will succeed Mr. Pope, who, on April 24, 2008, notified Seagate of his intention to retire from his position as Chief Financial Officer as of August 25, 2008. Effective as of August 25, 2008, Mr. Pope will transition to the position of Executive Vice President, Strategic Planning and Corporate Development.

Financial Information

Financial information for the Company's reportable business segments and about geographic areas is set forth in "Item 8. Financial Statements and Supplementary Data—Note 6, Business Segment and Geographic Information."

Available Information

Availability of Reports. We are a reporting company under the Securities Exchange Act of 1934 ("1934 Exchange Act"), as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The public may read and copy any of our filings at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Because we make filings to the SEC electronically, you may access this information at the SEC's Internet site: www.sec.gov. This site contains reports, proxies and information statements and other information regarding issuers that file electronically with the SEC.

Web Site Access. Our Internet web site address is www.seagate.com. We make available, free of charge at the "Investor Relations" portion of this web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the 1934 Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Reports of beneficial ownership filed pursuant to Section 16(a) of the 1934 Exchange Act are also available on our web site. Information in, or that can be accessed through, our web site is not part of this Form 10-K.

Corporate Information

We were formed in 2000 as an exempted company incorporated with limited liability under the laws of the Cayman Islands.

ITEM 1A. RISK FACTORS

Risks Related to Our Business

Competition—Our industry is highly competitive and our products have experienced and will continue to experience significant price erosion and market share variability.

Even during periods when demand is strong, the disc drive industry is intensely competitive and vendors typically experience substantial price erosion over the life of a product. Our competitors have historically offered existing products at lower prices as part of a strategy to gain or retain market share and customers, and we expect these practices to continue. We will need to continually reduce our prices to retain our market share, which could adversely affect our results of operations.

We believe this basic industry condition of continuing price erosion and market share variability will continue, as our competitors engage in aggressive pricing actions targeted to encourage shifting of customer demand. The pricing environment in the fourth fiscal quarter of 2008 was substantially as we had initially expected, and we expect continuous price erosion for fiscal year 2009 as our competitors continue these efforts.

Our ability to offset the effect of price erosion through new product introductions at higher average prices is diminished to the extent competitors introduce products into particular markets ahead of our similar, competing products. Our ability to offset the effect of price erosion is also diminished during times when product life cycles for particular products are extended, allowing competitors more time to enter the market. The growth of sales to distributors that serve producers of non-branded products in the personal storage sector may also contribute to increased price erosion. These customers generally have limited product qualification programs, which increases the number of competing products available to satisfy their demand. As a result, purchasing decisions for these customers are based largely on price and terms. Any increase in our average price erosion would have an adverse effect on our result of operations.

Additionally, a significant portion of our success in the past has been a result of increasing our market share at the expense of our competitors, particularly in the notebook and small form factor enterprise markets. Market share for our products can be negatively affected by our customers' diversifying their sources of supply as our competitors enter the market for particular products, as well as by our ability to ramp volume production of new product offerings. When our competitors successfully introduce product offerings, which are competitive with our recently introduced products, our customers may quickly diversify their sources of supply. Any significant decline in our market share in any of our principal market applications would adversely affect our results of operations.

Principal Competitors—We compete with both independent manufacturers, whose primary focus is producing technologically advanced disc drives, and captive manufacturers, who do not depend solely on sales of disc drives to maintain their profitability.

We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, including other independent disc drive manufacturers and large captive manufacturers such as:

Independent Manufacturers	Captive Manufacturers
Western Digital Corporation	Fujitsu Limited
GS Magicstor Inc.	Hitachi Global Storage Technologies
	Samsung Electronics Incorporated
	Toshiba Corporation

The term "independent" in this context refers to manufacturers that primarily produce disc drives as a stand-alone product, and the term "captive" refers to disc drive manufacturers who themselves or through affiliated entities produce complete computer or other systems that contain disc drives or other electronic data storage products. Captive manufacturers are formidable competitors because they have the ability to determine pricing for complete systems without regard to the margins on individual components. Because components other than disc drives generally contribute a greater portion of the operating margin on a complete computer system than do disc drives, captive manufacturers do not necessarily need to realize a profit on the disc drives included in a complete computer system and, as a result, may be willing to sell disc drives to third parties at very low margins. In addition, captive manufacturers are also formidable competitors because they have more substantial resources than we do. Samsung and Hitachi (together with affiliated entities) also sell other products to our customers, including critical components like flash memory, ASICs and flat panel displays, and may be willing to sell their disc drives at a lower margin to advance their overall business strategy. This may improve their ability to compete with us. To the extent we are not successful competing with captive or independent disc drive manufacturers, our results of operations will be adversely affected.

In response to customer demand for high-quality, high-volume and low-cost disc drives, manufacturers of disc drives have had to develop large, in some cases global, production facilities with highly developed technological capabilities and internal controls. The development of large production facilities and industry consolidation can contribute to the intensification of competition.

We face indirect competition from present and potential customers who evaluate from time to time whether to manufacture their own disc drives or other electronic data storage products.

We have also experienced competition from other companies that produce alternative storage technologies like flash memory, where increased capacity, improving cost, lower power consumption and performance ruggedness have resulted in competition with our lower capacity, smaller form factor disc drives in handheld applications. While this competition has traditionally been in the markets for handheld consumer electronics applications, these competitors have recently announced solid state drives ("SSDs") for notebook and enterprise compute applications. Some of these companies, like Samsung, also sell disc drives. Certain customers for both enterprise and notebook compute applications have indicated an interest in investigating SSDs as alternatives to hard drives in certain applications.

Volatility of Quarterly Results—Our quarterly operating results fluctuate, sometimes significantly, from period to period, and this may cause our share prices to decline.

In the past, our quarterly revenue and operating results have fluctuated, sometimes significantly, from period to period. These fluctuations, which we expect to continue, may be occasioned by a variety of factors, including:

- adverse changes in the level of economic activity in the United States and other major regions in which we do business, though especially in the United States, where economic activity slowed during the second half of our fiscal 2008;
- competitive pressures resulting in lower selling prices by our competitors targeted to encourage shifting of customer demand;
- delays or problems in our introduction of new products, particularly new disc drives with lower cost structures, due to inability to achieve high production yields, delays in customer qualification or initial product quality issues;
- changes in purchasing patterns by our distributor customers;
- increased costs or adverse changes in availability of supplies of raw materials or components, especially in light of recent consolidation among component suppliers, building inflationary pressure, and the continuing weakness of the U.S. Dollar as compared to other currencies;
- the impact of corporate restructuring activities that we may engage in;

- changes in the demand for the computer systems, storage subsystems and consumer electronics that contain our disc drives, due to seasonality, economic conditions and other factors;
- changes in purchases from period to period by our primary customers, particularly as our competitors are able to introduce and produce in volume competing disc drive solutions or alternative storage technology solutions, such as flash memory or SSDs;
- shifting trends in customer demand which, when combined with overproduction of particular products, particularly when the industry is served by multiple suppliers, results in supply/demand imbalances;
- our high proportion of fixed costs, including research and development expenses; and
- announcements of new products, services or technological innovations by us or our competitors.

As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common shares.

New Product Offerings—Market acceptance of new product introductions cannot be accurately predicted, and our results of operations will suffer if there is less demand for our new products than is anticipated.

We are continually developing new products with the goal that we will be able to introduce technologically advanced and lower cost disc drives into the marketplace ahead of our competitors.

The success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, the effective management of inventory levels in line with anticipated product demand, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our results of operations.

In addition, the success of our new product introductions is dependent upon our ability to qualify as a primary source of supply with our OEM customers. In order for our products to be considered by our customers for qualification, we must be among the leaders in time-to-market with those new products. Once a product is accepted for qualification testing, any failure or delay in the qualification process or a requirement that we requalify can result in our losing sales to that customer until new products are introduced. The limited number of high-volume OEMs magnifies the effect of missing a product qualification opportunity. These risks are further magnified because we expect competitive pressures to result in declining sales and declining gross margins on our current generation products. We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future. If we cannot successfully deliver competitive products, then our future results of operations may be adversely affected.

Smaller Form Factor Disc Drives—If we do not continue to successfully market smaller form factor disc drives, our business may suffer.

The disc drive industry is experiencing significant increases in sales of smaller form factor disc drives for an expanding number of applications, in particular notebook computers and consumer electronics devices, but also including personal computers and enterprise storage applications. Much of our recent revenue growth is derived from the sale of small form factor drives for notebook and enterprise applications. Our continued success will depend on our ability to develop and introduce such small form factor drives at desired price and capacity points faster than our competitors.

We have experienced competition from other companies that produce alternative storage technologies like solid state or flash memory, where increased capacity, improving cost, lower power consumption and performance ruggedness have resulted in flash memory largely replacing disc drives in handheld applications. We believe that the demand for disc drives to store or back up related media content from such handheld devices, however, continues to grow. While this competition has traditionally been limited to the markets for handheld consumer electronics applications, these competitors have announced SSDs for notebook and enterprise compute applications.

If we do not suitably adapt our product offerings to successfully introduce additional smaller form factor disc drives or alternative storage products based on flash storage technology, or if our competitors are successful in achieving customer acceptance of SSD products for notebook and enterprise compute applications, then our customers may decrease the amounts of our products that they purchase, which would adversely affect our results of operations.

Seasonality—Because we experience seasonality in the sales of our products, our results of operations will generally be adversely impacted during the second half of our fiscal year.

Sales of computer systems, storage subsystems and consumer electronics tend to be seasonal, and therefore we expect to continue to experience seasonality in our business as we respond to variations in our customers' demand for disc drives. In particular, we anticipate that sales of our products will continue to be lower during the second half of our fiscal year. In the mobile compute, desktop compute and consumer electronics sectors of our business, this seasonality is partially attributable to our customers' increased sales of personal computers and consumer electronics during the winter holiday season. In the enterprise sector of our business, our sales are seasonal because of the capital budgeting and purchasing cycles of our end users. Since our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our operating results will fluctuate seasonally even if the forecasted demand for our products proves accurate. Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because of the rate and unpredictability of product transitions and new product introductions, particularly in the consumer electronics market.

Difficulty in Predicting Quarterly Demand—If we fail to predict demand accurately for our products in any quarter, we may not be able to recapture the cost of our investments.

The disc drive industry operates on quarterly purchasing cycles, with much of the order flow in any given quarter coming at the end of that quarter. Our manufacturing process requires us to make significant product-specific investments in inventory in each quarter for that quarter's production. Since we typically receive the bulk of our orders late in a quarter after we have made our investments, there is a risk that our orders will not be sufficient to allow us to recapture the costs of our investment before the products resulting from that investment have become obsolete. We cannot assure you that we will be able to accurately predict demand in the future.

Another factor that may negatively affect our ability to recapture costs of investments in future quarters is the current uncertain condition of the domestic and global economy. The current uncertainty in economic and political conditions in many of our markets may have an affect on demand for our products and render budgeting and forecasting difficult. The difficulty in forecasting demand increases the difficulty in anticipating our inventory requirements, which may cause us to over-produce finished goods, resulting in inventory write-offs, or under-produce finished goods, affecting our ability to meet customer requirements. Additionally, the risk of inventory write-offs could increase if we were to continue to hold higher inventory levels. We cannot be certain that we will be able to recover the costs associated with increased inventory.

Other factors that may negatively impact our ability to recapture the cost of investments in any given quarter include:

- the impact of variable demand and an aggressive pricing environment for disc drives;
- the impact of competitive product announcements and possible excess industry supply both with respect to particular disc drive products and with respect to competing alternative storage technology solutions such as SSDs in notebook and enterprise compute applications;

- our inability to reduce our fixed costs to match sales in any quarter because of our vertical manufacturing strategy, which means that we make more capital investments than we would if we were not vertically integrated;
- dependence on our ability to successfully qualify, manufacture and sell in increasing volumes on a cost-effective basis and with acceptable quality our disc drive products, particularly the new disc drive products with lower cost structures;
- variations in the cost of components for our products, especially in view of the U.S. dollar's continued weakness as compared to other currencies;
- uncertainty in the amount of purchases from our distributor customers who from time to time constitute a large portion of our total sales;
- our product mix and the related margins of the various products;
- accelerated reduction in the price of our disc drives due to technological advances and/or an oversupply of disc drives in the market, a condition that is exacerbated when the industry is served by multiple suppliers and shifting trends in demand which can create supply demand imbalances;
- manufacturing delays or interruptions, particularly at our major manufacturing facilities in China, Malaysia, Singapore or Thailand;
- limited access to components that we obtain from a single or a limited number of suppliers;
- the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to foreign consumers; and
- operational issues arising out of the increasingly automated nature of our manufacturing processes.

Importance of Time-to-Market—Our operating results may depend on our being among the first-to-market and achieving sufficient production volume with our new products.

To achieve consistent success with our OEM customers, it is important that we be an early provider of new types of disc drives featuring leading, high-quality technology and lower per gigabyte storage cost. Historically, our operating results have substantially depended upon our ability to be among the first-to-market with new product offerings. Our market share and operating results in the future may be adversely affected if we fail to:

- consistently maintain our time-to-market performance with our new products;
- produce these products in sufficient volume;
- qualify these products with key customers on a timely basis by meeting our customers' performance and quality specifications; or
- achieve acceptable manufacturing yields, quality and costs with these products.

If delivery of our products is delayed, our OEM customers may use our competitors' products to meet their production requirements. If the delay of our products causes delivery of those OEMs' computer systems into which our products are integrated to be delayed, consumers and businesses may purchase comparable products from the OEMs' competitors.

Moreover, we face the related risk that consumers and businesses may wait to make their purchases if they want to buy a new product that has been shipped or announced but not yet released. If this were to occur, we may be unable to sell our existing inventory of products that may be less efficient and cost effective compared to new products. As a result, even if we are among the first-to-market with a given product, subsequent introductions or announcements by our competitors of new products could cause us to lose revenue and not achieve a positive return on our investment in existing products and inventory.

Dependence on Sales of Disc Drives in Consumer Electronics Applications—Our sales of disc drives for consumer electronics applications which have contributed significant revenues to our results, can experience significant volatility due to seasonal and other factors, which could materially adversely impact our future results of operations.

Our sales of disc drives for consumer electronics applications have contributed significant revenues to our results for the past several years. The growth rate in consumer electronics products has recently begun to moderate and show more seasonal demand variability. The demand for consumer electronics products can be even more volatile and unpredictable than the demand for compute products, particularly as it is difficult to predict the cycles in which, for example, new gaming products are launched and consumer uptake of those products. In some cases, our products manufactured for consumer electronics applications are uniquely configured for a single customer's application, which creates a risk of exposure if the anticipated volumes are not realized. This potential for unpredictable volatility is increased by the possibility of competing alternative storage technologies like flash memory, meeting the customers' cost and capacity metrics, resulting in a rapid shift in demand from our products and disc drive technology, generally, to alternative storage technologies. Unpredictable fluctuations in demand for our products or rapid shifts in demand from our products to alternative storage technologies in new consumer electronics applications could materially adversely impact our future results of operations.

Dependence on Sales of Disc Drives Directly to Consumers Through Retail Outlets—Our sales of disc drives directly to consumers through retail outlets can experience significant volatility due to seasonal and other factors which could materially adversely impact our future results of operations.

We believe that industry demand for storage products is increasing due to the proliferation of media-rich digital content in consumer applications and is fuelling increased consumer demand for storage. This has led to the expansion of solutions such as external storage products to provide additional storage capacity and to secure data in case of disaster or system failure, or to provide independent storage solutions for multiple users in home or small business environments. The current uncertainty in the domestic and global economy may negatively affect demand for such products. Further, such retail sales of our branded solutions traditionally experiences seasonal variability in demand with higher levels of demand in the second half of the calendar year driven by consumer spending in the back-to-school season from late summer to fall and the traditional holiday shopping season from fall to winter. Additionally, our ability to reach such consumers depends on our maintaining effective working relationships with major retail and online distributors. Failure to anticipate consumer demand for our branded solutions as well as an inability to maintain effective working relationships with retail and online distributors may adversely impact our future results of operations.

Dependence on Supply of Components, Equipment, and Raw Materials—If we experience shortages or delays in the receipt of critical components, equipment or raw materials necessary to manufacture our products, we may suffer lower operating margins, production delays and other material adverse effects.

The cost, quality and availability of components, certain equipment and raw materials used to manufacture disc drives and key components like recording media and heads are critical to our success. The equipment we use to manufacture our products and components is frequently custom made and comes from a few suppliers and the lead times required to obtain manufacturing equipment can be significant. Particularly important components for disc drives include read/write heads, aluminum or glass substrates for recording media, ASICs, spindle motors, printed circuit boards and suspension assemblies. We rely on sole suppliers or a limited number of suppliers for some of these components, including media, aluminum and glass substrates that we do not manufacture, recording media and heads, ASICs, spindle motors, printed circuit boards and suspension assemblies. If our vendors for these components are unable to meet our requirements, we could experience a shortage in supply, which would adversely affect our results of operations.

In the past, we have experienced increased costs and production delays when we were unable to obtain the necessary equipment or sufficient quantities of some components and/or have been forced to pay higher prices or make volume purchase commitments or advance deposits for some components, equipment or raw materials that were in short supply in the industry in general.

Consolidation among component manufacturers may result in some component manufacturers exiting the industry or not making sufficient investments in research to develop new components.

If there is a shortage of, or delay in supplying us with, critical components, equipment or raw materials, then:

- it is likely that our suppliers would raise their prices and, if we could not pass these price increases to our customers, our operating margin would decline;
- we might have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products;
- we would likely have to allocate the components we receive to certain of our products and ship less of others, which could reduce our revenues and could cause us to lose sales to customers who could purchase more of their required products from manufacturers that either did not experience these shortages or delays or that made different allocations; and
- we might be late in shipping products, causing potential customers to make purchases from our competitors, thus causing our revenue and operating margin to decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner, or at all.

Perpendicular Recording Technology—Products based on perpendicular technology require increased quantities of precious metals and scarce alloys like platinum and ruthenium which increases risk of higher costs and production delays that could adversely impact our operating results.

Perpendicular recording technology also requires recording media with more layers and the use of more precious metals and scarce alloys like platinum and ruthenium to create such layers. These precious metals and scarce alloys have recently become increasingly expensive and at times difficult to acquire. Accordingly, we will be exposed to increased risks that higher costs or reduced availability of these precious metals and scarce alloys could adversely impact our operating results.

Importance of Controlling Operating Costs—If we do not control our operating expenses, we will not be able to compete effectively in our industry.

Our strategy involves, to a substantial degree, increasing revenue and product volume while at the same time controlling operating expenses. In the past, these activities have included closures and transfers of facilities, significant personnel reductions and efforts to increase automation. Moreover, the reduction of personnel and closure of facilities may adversely affect our ability to manufacture our products in required volumes to meet customer demand and may result in other disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations.

Industry Demand—Changes in demand for computer systems and storage subsystems have caused and may cause in the future a decline in demand for our products.

Our disc drives are components in computers, computer systems, storage subsystems and consumer electronics devices. The demand for these products has been volatile. In a weak economy, consumer spending tends to decline and retail demand for personal computers and consumer electronics devices tends to decrease, as does enterprise demand for computer systems and storage subsystems. Unexpected slowdowns in demand for computer systems, storage subsystems or consumer electronic devices generally cause sharp declines in demand for disc drive products.

Additional causes of declines in demand for our products in the past have included announcements or introductions of major new operating systems or semiconductor improvements or changes in consumer preferences, such as the shift from desktop to notebook computers. We believe these announcements and introductions have from time to time caused consumers to defer their purchases and made inventory obsolete. Whenever an oversupply of disc drives causes participants in our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other disc drive manufacturers than usual.

Dependence on Distributors—We are dependent on sales to distributors and retailers, which may increase price erosion and the volatility of our sales.

In addition to our own sales force, a substantial portion of our sales has been to distributors of desktop disc drive products. Certain of our distributors may also market other products that compete with our products. Product qualification programs in this distribution channel are limited, which increases the number of competing products that are available to satisfy demand, particularly in times of lengthening product cycles. As a result, purchasing decisions in this channel are based largely on price, terms and product availability. Sales volumes through this channel are also less predictable and subject to greater volatility than sales to our OEM customers.

To the extent that distributors reduce their purchases of our products or prices decline significantly in the distribution channel, and to the extent that our distributor relationships are terminated, our revenues and results of operations would be adversely affected.

Accounting Charges Related to Acquisition of Maxtor and other recently acquired companies—We expect the acquisition of Maxtor and other recently acquired companies will continue to result in additional accounting charges, which may continue to have an adverse effect on our fiscal year 2009 operating results.

We expect that, as a result of the acquisition of Maxtor and other recently acquired companies, our fiscal year 2009 results of operations will continue to be adversely affected by non-cash accounting charges, the most significant of which relates to the amortization of acquired intangible assets.

Dependence on Key Customers—We may be adversely affected by the loss of, or reduced, delayed or cancelled purchases by, one or more of our larger customers.

Some of our key customers, including Hewlett-Packard, Dell, EMC, Mitac and Bell Microproducts, account for a large portion of our disc drive revenue. We have longstanding relationships with many of our customers, however, if any of our key customers were to significantly reduce their purchases from us, our results of operations would be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its relationship with us could be difficult to replace. In line with industry practice, new customers usually require that we pass a lengthy and rigorous qualification process at the customer's cost. Accordingly, it may be difficult or costly for us to attract new major customers. Additionally, mergers, acquisitions, consolidations or other significant transactions involving our customers generally entail risks to our business. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations, financial condition and prospects.

Impact of Technological Change—Increases in the areal density of disc drives may outpace customers' demand for storage capacity.

The rate of increase in areal density, or storage capacity per square inch on a disc, may be greater than the increase in our customers' demand for aggregate storage capacity, particularly in certain market applications like commercial desktop compute. As a result, our customers' storage capacity needs may be satisfied with lower priced, low capacity disc drives. These factors could decrease our sales, especially when combined with continued price erosion, which could adversely affect our results of operations.

Changes in Electronic Data Storage Products—Future changes in the nature of electronic data storage products may reduce demand for traditional disc drive products.

We expect that in the future, new personal computing devices and products will be developed, some of which, such as Internet appliances, may not contain a disc drive. While we are investing development resources in designing disc drives for new applications, it is too early to assess the impact of these new applications on future demand for disc drive products. Products using alternative technologies, such as flash memory, optical storage and other storage technologies could become a significant source of competition to particular applications of our products, which could adversely affect our results of operations.

New Product Development and Technological Change—If we do not develop products in time to keep pace with technological changes, our operating results will be adversely affected.

Our customers have demanded new generations of disc drive products as advances in computer hardware and software have created the need for improved storage products, with features such as increased storage capacity, improved performance and reliability and lower cost. We, and our competitors, have developed improved products, and we will need to continue to do so in the future. Such product development requires significant investments in research and development. We cannot assure you that we will be able to successfully complete the design or introduction of new products in a timely manner, that we will be able to manufacture new products in sufficient volumes with acceptable manufacturing yields, that we will be able to successfully market these new products or that these products will perform to specifications on a long-term basis. In addition, the impact of slowing areal density growth may adversely impact our ability to be successful.

When we develop new products with higher capacity and more advanced technology, our operating results may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products suffer increases in failures, are of low quality or are not reliable, customers may reduce their purchases of our products and our manufacturing rework and scrap costs and service and warranty costs may increase. In addition, a decline in the reliability of our products may make us less competitive as compared with other disc drive manufacturers or competing technologies.

Risks Associated with Future Strategic Alliances, Joint Ventures or Investments—We may not be able to identify suitable strategic alliances, acquisitions, joint ventures or investment opportunities, or successfully acquire and integrate companies that provide complementary products or technologies.

Our growth strategy may involve pursuing strategic alliances with, and making acquisitions of, forming joint ventures with, or investments in, other companies that are complementary to our business. There is substantial competition for attractive strategic alliance, acquisition, joint venture and investment candidates. We may not be able to identify suitable acquisition, joint venture, investment or strategic partnership candidates. Even if we were able to identify them, we cannot assure you that we will be able to partner with, acquire or invest in suitable candidates, or integrate acquired technologies or operations successfully into our existing technologies and operations. Our ability to finance potential strategic alliances, acquisitions, joint ventures or investments will be limited by our high degree of leverage, the covenants contained in the indentures that govern our outstanding indebtedness, the credit agreement that governs our senior secured credit facilities and any agreements governing any other debt we may incur.

If we are successful in forming strategic alliances or acquiring, forming joint ventures or making investments in other companies, any of these transactions may have an adverse effect on our operating results, particularly while the operations of an acquired business are being integrated. It is also likely that integration of acquired companies would lead to the loss of key employees from those companies or the loss of customers of those companies. In addition, the integration of any acquired companies would require substantial attention from our senior management, which may limit the amount of time available to be devoted to our day-to-day operations or to the execution of our strategy. Growth by strategic alliance, acquisition, joint venture or investment involves an even higher degree of risk to the extent we combine new product offerings and enter new markets in which we have limited experience, and no assurance can be given that acquisitions of entities with new or alternative business models will be successfully integrated or achieve their stated objectives.

Furthermore, the expansion of our business involves the risk that we might not manage our growth effectively, that we would incur additional debt to finance these acquisitions or investments, that we may have impairment of goodwill or acquired intangible assets associated with these acquisitions and that we would incur substantial charges relating to the write-off of in-process research and development, similar to that which we incurred in connection with several of our prior acquisitions. Each of these items could have a material adverse effect on our financial position and results of operations.

In addition, we could issue additional common shares in connection with future strategic alliances, acquisitions, joint ventures or investments. Issuing shares in connection with such transactions would have the effect of diluting your ownership percentage of the common shares and could cause the price of our common shares to decline.

Risk of Intellectual Property Litigation—Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued, and we may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. We may be subject to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our customers in connection with their use of our products.

We are currently subject to lawsuits involving intellectual property claims which could cause us to incur significant additional costs or prevent us from selling our products, and which could adversely effect our results of operations and financial condition: actions brought in the United States by Convolve, Inc., and the Massachusetts Institute of Technology, Siemens AG, and StorMedia Texas LLC.

Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot assure you that we will be successful in defending ourselves against intellectual property claims. Moreover, patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. If we were to discover that our products infringe the intellectual property rights of others, we would need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for patent infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products which could adversely affect our results of operations and financial condition. See Part II, "Item 8, Note 9, Legal, Environmental, and Other Contingencies—Intellectual Property Litigation" for a description of pending intellectual property proceedings.

Dependence on Key Personnel—The loss of some key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. The loss of one or more of our key personnel may have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. We have experienced intense competition for personnel, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Substantial Leverage—Our substantial leverage may place us at a competitive disadvantage in our industry.

We are leveraged and have significant debt service obligations. Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our high level of debt presents the following risks:

- we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;
- our interest expense could increase if prevailing interest rates increase, because a substantial portion of our debt bears interest at floating rates;
- our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;
- our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements; and
- covenants in our debt instruments limit our ability to pay dividends or make other restricted payments and investments.

Significant Debt Service Requirements—Servicing our debt requires a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements.

Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

- our business will generate sufficient cash flow from operations;
- we will continue to realize the cost savings, revenue growth and operating improvements that resulted from the execution of our long-term strategic plan; or
- future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all. In addition, our existing debt instruments permit us to incur a significant amount of additional debt. If we incur additional debt above the levels now in effect, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Restrictions Imposed by Debt Covenants—Restrictions imposed by our existing credit facility may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our existing credit facility imposes, and the terms of any future debt may impose, operating and other restrictions on us. Our existing credit facility may also limit, among other things, our ability to:

- pay dividends or make distributions in respect of our shares;
- redeem or repurchase shares;
- make investments or other restricted payments;
- sell assets;
- issue or sell shares of restricted subsidiaries;
- enter into transactions with affiliates;
- create liens; and
- effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions, including exceptions that permit us to make significant dividends.

Our credit facility also requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of the covenants described above or our inability to comply with the required financial ratios could result in a default under our credit facility. If a default occurs, the Administrative Agent of the credit facility may elect to declare all of our outstanding obligations under the credit facility, together with accrued interest and other fees, to be immediately due and payable. If our outstanding indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that debt and any potential future indebtedness, which would cause the market price of our common shares to decline significantly.

System Failures—System failures caused by events beyond our control could adversely affect computer equipment and electronic data on which our operations depend.

Our operations are dependent upon our ability to protect our computer equipment and the electronic data stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. As our operations become more automated and increasingly interdependent, our exposure to the risks posed by these types of events will increase. While we continue to improve our disaster recovery processes, system failures and other interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition.

Economic Risks Associated with International Operations—Our international operations subject us to risks related to currency exchange fluctuations, longer payment cycles for sales in foreign countries, seasonality and disruptions in foreign markets, tariffs and duties, price controls, potential adverse tax consequences, increased costs, our customers' credit and access to capital and health-related risks.

We have significant operations in foreign countries, including manufacturing facilities, sales personnel and customer support operations. We have manufacturing facilities in China, Malaysia, Northern Ireland, Singapore and Thailand, in addition to those in the United States. A substantial portion of our desktop disc drive assembly occurs in our facility in China.

Our international operations are subject to economic risks inherent in doing business in foreign countries, including the following:

- *Disruptions in Foreign Markets.* Disruptions in financial markets and the deterioration of the underlying economic conditions in the past in some countries, including those in Asia, have had an impact on our sales to customers located in, or whose end-user customers are located in, these countries.
- *Fluctuations in Currency Exchange Rates.* Prices for our products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Currency instability in Asia and other geographic markets may make our products more expensive than products sold by other manufacturers that are priced in the local currency. Moreover, many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. From time to time, fluctuations in foreign exchange rates have negatively affected our operations and profitability and there can be no assurance that these fluctuations will not adversely affect our operations and profitability in the future.
- *Longer Payment Cycles.* Our customers outside of the United States are often allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period.
- *Seasonality.* Seasonal reductions in the business activities of our customers during the summer months, particularly in Europe, typically result in lower earnings during those periods.
- *Tariffs, Duties, Limitations on Trade and Price Controls.* Our international operations are affected by limitations on imports, currency exchange control regulations, transfer pricing regulations, price controls and other restraints on trade. In addition, the governments of many countries, including China, Malaysia, Singapore and Thailand, in which we have significant operating assets, have exercised and continue to exercise significant influence over many aspects of their domestic economies and international trade.
- *Potential Adverse Tax Consequences.* Our international operations create a risk of potential adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries.
- *Increased Costs.* The shipping and transportation costs associated with our international operations are typically higher than those associated with our U.S. operations, resulting in decreased operating margins in some foreign countries.
- *Credit and Access to Capital Risks.* Our international customers could have reduced access to working capital due to higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer's or its bank's financial condition, or the inability to access other financing.

Political Risks Associated with International Operations—Our international operations subject us to risks related to political unrest and terrorism.

We have manufacturing facilities in parts of the world that periodically experience political unrest, with Thailand being a recent example. This could disrupt our ability to manufacture important components as well as cause interruptions and/or delays in our ability to ship components to other locations for continued manufacture and assembly. Any such delays or interruptions could result in delays in our ability to fill orders and have an adverse effect on our results of operation and financial condition. U.S. and international responses to the ongoing hostilities in Afghanistan and Iraq and the risk of terrorist attacks or hostilities elsewhere in the world could exacerbate these risks.

Legal and Operational Risks Associated with International Operations—Our international operations subject us to risks related to staffing and management, legal and regulatory requirements and the protection of intellectual property.

Operating outside of the United States creates difficulties associated with staffing and managing our international manufacturing facilities, complying with local legal and regulatory requirements and protecting our intellectual property. We cannot assure you that we will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

SOX 404 Compliance—While we believe that we currently have adequate internal control procedures in place, we are still exposed to future risks of non-compliance and will continue to incur costs associated with Section 404 of the Sarbanes-Oxley Act of 2002.

We have completed the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing, and evaluation resulted in our conclusion that as of June 27, 2008, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our financial results or the market price of our shares could be adversely affected. We will incur additional expenses and commitment of management's time in connection with further evaluations.

Volatile Public Markets—The price of our common shares may be volatile and could decline significantly.

The stock market in general, and the market for technology stocks in particular, has recently experienced volatility that has often been unrelated to the operating performance of companies. If these market or industry-based fluctuations continue, the trading price of our common shares could decline significantly independent of our actual operating performance, and you could lose all or a substantial part of your investment. The market price of our common shares could fluctuate significantly in response to several factors, including among others:

- actual or anticipated variations in our results of operations;
- announcements of innovations, new products or significant price reductions by us or our competitors, including those competitors who offer alternative storage technology solutions;
- our failure to meet the performance estimates of investment research analysts;
- the timing of announcements by us or our competitors of significant contracts or acquisitions;
- general stock market conditions;
- the occurrence of major catastrophic events;
- changes in financial estimates by investment research analysts; and
- the sale of our common shares held by certain equity investors or members of management.

Failure to Pay Quarterly Dividends—Our failure to pay quarterly dividends to our common shareholders could cause the market price of our common shares to decline significantly.

On July 15, 2008, we declared a quarterly dividend of $0.12 per share that will be paid on or before August 15, 2008 to our common shareholders of record as of August 1, 2008.

Our ability to pay quarterly dividends will be subject to, among other things, general business conditions within the disc drive industry, our financial results, the impact of paying dividends on our credit ratings, and legal and contractual restrictions on the payment of dividends by our subsidiaries to us or by us to our common shareholders, including restrictions imposed by the credit agreement governing our revolving credit facility. Any reduction or discontinuation of quarterly dividends could cause the market price of our common shares to decline significantly. Our payment of dividends to holders of our common shares may in certain future quarters result in upward adjustments to the conversion rate of the 2.375% Convertible Senior Notes due August 2012. Moreover, in the event our payment of quarterly dividends is reduced or discontinued, our failure or inability to resume paying dividends at historical levels could result in a persistently low market valuation of our common shares.

Potential Governmental Action—Governmental action against companies located in offshore jurisdictions may lead to a reduction in the demand for our common shares.

Recent federal and state legislation has been proposed, and additional legislation may be proposed in the future which, if enacted, could have an adverse tax impact on either Seagate or its shareholders. For example, the eligibility for favorable tax treatment of taxable distributions paid to U.S. shareholders of Seagate as qualified dividends could be eliminated.

Securities Litigation—Significant fluctuations in the market price of our common shares could result in securities class action claims against us.

Significant price and value fluctuations have occurred with respect to the publicly traded securities of disc drive companies and technology companies generally. The price of our common shares is likely to be volatile in the future. In the past, following periods of decline in the market price of a company's securities, class action lawsuits have often been pursued against that company. If similar litigation were pursued against us, it could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Current Global Credit and Financial Market Conditions—Current global credit and financial market conditions could negatively impact the value of our current portfolio of cash equivalents, short-term investments, or auction rate securities and our ability to meet our financing objectives.

Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. Our short-term investments consist primarily of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

The recent negative conditions in the global credit markets have prevented some investors, including us, from liquidating auction rate securities because the amount of securities submitted for sale at auction has exceeded the amount of purchase orders for such securities. During the quarter ended June 27, 2008, all $31 million of our auction rate securities continued to fail at auction. As a result we recorded a temporary unrealized loss of $3 million to other comprehensive income. We will continue to analyze our auction rate securities each reporting period for impairment as we may be required to record an impairment charge if in the future we determine that there is a decline in the fair value which is other than temporary.

While as of the date of this filing, we are not aware of any other downgrades, losses, failed auctions or other significant deterioration in the fair value of our cash equivalents or short-term investments since June 27, 2008, no assurance can be given that further deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents, short-term investments or auction rate securities or our ability to meet our financing objectives.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our company headquarters is located in the Cayman Islands, while our U.S. executive offices are in Scotts Valley, California. Our principal manufacturing facilities are located in China, Malaysia, Northern Ireland, Singapore and Thailand and, in the United States, in California and Minnesota. Our principal disc drive design and research and development facilities are located in Colorado, Minnesota, Pennsylvania, Massachusetts and Singapore. Portions of our facilities are occupied under leases that expire at various times through 2082. We occupy a total of 9.6 million square feet, of which, 6.7 million is for manufacturing and warehousing, 1.6 million is for product development and 1.3 million is for administrative purposes. In addition, there are approximately 1.0 million square feet that is currently unoccupied.

ITEM 3. LEGAL PROCEEDINGS

See Item 8, Note 9, Legal, Environmental, and Other Contingencies.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON SHARES, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Chief Executive Officer has certified to the NYSE that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. On November 15, 2007, we submitted our Annual CEO Certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

Market Information

Our common shares have traded on the New York Stock Exchange under the symbol "STX" since December 11, 2002. Prior to that time there was no public market for our common shares. The high and low sales prices of our common shares, as reported by the New York Stock Exchange, are set forth below for the periods indicated.

Fiscal Quarter	Price Range High	Price Range Low
Quarter ended September 29, 2006	$25.20	$19.15
Quarter ended December 29, 2006	$27.27	$20.73
Quarter ended March 30, 2007	$28.51	$22.94
Quarter ended June 29, 2007	$23.47	$20.10
Quarter ended September 28, 2007	$26.84	$21.63
Quarter ended December 28, 2007	$28.91	$23.62
Quarter ended March 28, 2008	$26.10	$18.60
Quarter ended June 27, 2008	$22.78	$18.69

The closing price of our common shares as reported by the New York Stock Exchange on August 7, 2008 was $14.89 per share. As of August 7, 2008 there were approximately 2,093 holders of record of our common shares. We did not sell any of our equity securities during fiscal year 2008 that were not registered under the Securities Act of 1933, as amended.

Performance Graph

The performance graph below shows the cumulative total shareholder return on our common shares for the period starting on December 11, 2002, which was the initial trading date of the common shares, to June 27, 2008. This is compared with the cumulative total return of the Dow Jones US Computer Hardware Index and the Standard & Poor's 500 Stock Index over the same period. The graph assumes that on December 11, 2002, $100 was invested in our common shares and $100 was invested in each of the other two indices, with dividends reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

Seagate Technology operates on a 52 or 53 week fiscal year which ends on the Friday closest to June 30. Accordingly, the last trading day of Seagate Technology's fiscal year may vary. Fiscal year 2006 was 52 weeks long and ended on June 30, 2006. Fiscal year 2007 was 52 weeks long and ended on June 29, 2007. Fiscal year 2008 was 52 weeks long and ended on June 27, 2008.

COMPARISON OF 66 MONTH CUMULATIVE TOTAL RETURN*
Among Seagate Technology, The S&P 500 Index
And The Dow Jones US Computer Hardware Index



$350
$300
$250
$200
$150
$100
$50
$0
Seagate Technology
S&P 500
Dow Jones US Computer Hardware
12/11/02
6/27/03
7/2/04
7/1/05
6/30/06
6/29/07
6/27/08

	12/11/02	6/27/03	7/2/04	7/1/05	6/30/06	6/29/07	6/27/08
Seagate Technology	100.00	159.03	125.81	156.44	207.36	202.70	184.86
S&P 500	100.00	105.19	125.29	133.22	144.72	174.51	151.62
Dow Jones US Computer Hardware	100.00	105.80	115.05	133.03	135.88	193.80	193.20

* $100 invested on 12/11/02 in stock or on 11/30/02 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

Dividends

We are currently paying our shareholders a quarterly dividend of no more than $0.12 per share (up to $0.48 per share annually) so long as the aggregate amount of the dividend does not exceed 50% of our cumulative consolidated net income plus 100% of net cash proceeds received from the issuance of capital, all of which are measured from the period beginning June 30, 2001 and ending the most recent fiscal quarter in which financial statements are internally available.

We are restricted in our ability to pay dividends by the covenants contained in our revolving credit facility. Our declaration of dividends is also subject to Cayman Islands law and the discretion of our board of directors. Under the terms of the Seagate Technology shareholders agreement (which was amended on September 2, 2004) at least seven members of our board of directors must approve the payment of dividends in excess of 15% of our net income in the prior fiscal year (provided that such consent is not required to declare and pay our regular quarterly dividend of up to $0.12 per share). In deciding whether or not to declare quarterly dividends, our directors will take into account such factors as general business conditions within the disc drive industry, our financial results, our capital requirements, contractual and legal restrictions on the payment of dividends by our subsidiaries to us or by us to our shareholders, the impact of paying dividends on our credit ratings and such other factors as our board of directors may deem relevant.

Since the closing of our initial public offering in December 2002, we have paid dividends, pursuant to our quarterly dividend policy totaling approximately $820 million in the aggregate. The following are dividends paid in the last two fiscal years:

Record Date	Paid Date	Dividend per Share
August 18, 2006	September 1, 2006	$0.08
November 3, 2006	November 17, 2006	$0.10
February 2, 2007	February 16, 2007	$0.10
May 4, 2007	May 18, 2007	$0.10
August 3, 2007	August 17, 2007	$0.10
November 2, 2007	November 16, 2007	$0.10
February 1, 2008	February 15, 2008	$0.10
May 2, 2008	May 16, 2008	$0.12

Because we had current earnings and profits in excess of distributions for our taxable year ended June 27, 2008, distributions on our common shares to U.S. shareholders during this period were treated as dividend income for U.S. federal income tax purposes. We anticipate that we will have earnings and profits in excess of distributions in fiscal year 2009. Therefore, distributions to U.S. shareholders in fiscal year 2009 are anticipated to be treated as dividend income for U.S. federal income tax purposes. Non-U.S. shareholders should consult with a tax advisor to determine appropriate tax treatment.

Repurchases of Our Equity Securities

During fiscal year 2008, we repurchased approximately 65 million common shares through open market repurchases at an average price of $22.89 for a total of approximately $1.5 billion. Of this amount, we repurchased approximately $974 million under the $2.5 billion August 2006 stock repurchase plan and approximately $500 million under a new plan announced on February 4, 2008, to repurchase up to an additional $2.5 billion of our outstanding common shares over 24 months.

As of June 27, 2008, we had no amounts remaining under the August 2006 stock repurchase plan and had approximately $2.0 billion remaining under the February 2008 stock repurchase plan. Share repurchases during fiscal year 2008 were as follows:

	Total Number of Shares Purchased (in millions)	Average Price Paid per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs (in millions)	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs (in millions)
August 2006 Stock Repurchase Plan				
Total Through 3rd Quarter of Fiscal Year 2008	104.1	$24.02	104.1	$ —
February 2008 Stock Repurchase Plan				
Total Through 3rd Quarter of Fiscal Year 2008	13.4	$23.06	13.4	$2,191
April 2008	9.1	$21.54	22.5	$1,995
May 2008	—	—	—	$1,995
June 2008	—	—	—	$1,995
Total Through 4th Quarter of Fiscal Year 2008	22.5	$22.44	22.5	$1,995

ITEM 6. SELECTED FINANCIAL DATA

We list in the table below selected historical consolidated and combined financial information relating to us for the periods indicated.

- We have derived our historical financial information as of June 27, 2008 and June 29, 2007 and for the fiscal years ended June 27, 2008, June 29, 2007 and June 30, 2006 from our audited consolidated financial statements and related notes included elsewhere in this report.
- We have derived our historical financial information as of June 30, 2006, July 1, 2005 and July 2, 2004 and for the fiscal years ended July 1, 2005 and July 2, 2004 from our audited consolidated financial statements and related notes not included in this report.

	Fiscal Years Ended				
	June 27, 2008	June 29, 2007	June 30, 2006 (1)	July 1, 2005	July 2, 2004
	(In millions, except per share data)				
Revenue	$12,708	$11,360	$9,206	$7,553	$6,224
Gross margin	3,205	2,185	2,137	1,673	1,459
Income from operations	1,376	614	874	722	444
Net income	1,262	913	840	707	529
Basic net income per share	2.46	1.64	1.70	1.51	1.17
Diluted net income per share	2.36	1.56	1.60	1.41	1.06
Total assets	10,120	9,472	9,544	5,244	3,942
Total debt	2,030	2,063	970	740	743
Shareholders' equity	$ 4,586	$ 4,737	$5,212	$2,541	$1,855
Number of shares used in per share computations:					
Basic	512	558	495	468	452
Diluted	538	587	524	502	498
Cash dividends declared per share	$ 0.42	$ 0.38	$ 0.32	$ 0.26	$ 0.20

(1) Seagate Technology's results include Maxtor's results from May 19, 2006 through June 30, 2006.

Year Ended June 27, 2008

Includes $262 million of variable performance-based compensation, $88 million in restructuring and other costs primarily related to the closure of our Limavady, Northern Ireland and Milpitas, California operations, $98 million of stock-based compensation expense, $20 million in gains on the sale of assets, charges primarily related to our acquisitions of Maxtor, EVault and MetaLINCS which include $94 million in the amortization of acquired intangibles and $15 million in stock-based compensation charges related to Maxtor options assumed and nonvested shares exchanged.

Year Ended June 29, 2007

Our fiscal year 2007 included Maxtor's operating losses largely recognized during the first half of fiscal year 2007 as we transitioned Maxtor products to Seagate products and acquisition and integration related charges recognized over the entire fiscal year and includes a $359 million tax benefit resulting from a favorable adjustment to the valuation allowance related to our deferred tax assets, $101 million of stock-based compensation expense, a $40 million increase in the provision for doubtful accounts receivable related to the termination of our distributor relationship with eSys Technologies Pte. Ltd. and its related affiliate entities ("eSys"), a $29 million restructuring charge, a $19 million charge related to the redemption of our $400 million 8% Senior Notes previously due 2009 ("8% Notes") and charges related to our acquisition of Maxtor which include $42 million in integration and retention costs, net of related tax effects, $150 million in the amortization of acquired intangibles, $27 million in stock-based compensation charges related to Maxtor options assumed and nonvested shares exchanged and the settlement of $18 million in customer compensatory claims related to legacy Maxtor products.

Year Ended June 30, 2006

Includes $163 million of variable performance-based compensation, $74 million of stock-based compensation expense as a result of our adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123(R)), Maxtor's operating losses from May 19, 2006 through June 30, 2006 and charges related to our acquisition of Maxtor which include $38 million in integration and retention costs, net of related tax effects, $24 million in the amortization of acquired intangibles and $16 million in stock-based compensation.

Year Ended July 1, 2005

Includes $131 million of variable performance-based compensation, a $14 million reduction in operating expenses related to the reduction in accrued benefit obligations associated with our post-retirement medical plan and approximately $10 million in income from the settlement of a litigation matter.

Year Ended July 2, 2004

Includes a $125 million income tax benefit from the reversal of accrued income taxes relating to tax indemnification amounts, a $59 million restructuring charge and $24 million of variable performance-based compensation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations for the fiscal years ended June 27, 2008, June 29, 2007 and June 30, 2006. Unless the context indicates otherwise, as used herein, the terms "we," "us" and "our" refer to Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, together with its subsidiaries.

You should read this discussion in conjunction with "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this report. Except as noted, references to any fiscal year mean the twelve-month period ending on the Friday closest to June 30 of that year.

Some of the statements and assumptions included in this Annual Report on Form 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended, including, in particular, statements about our plans, strategies and prospects and estimates of industry growth for the fiscal quarter ending October 3, 2008 and beyond. These statements identify prospective information and include words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. These forward-looking statements are based on information available to us as of the date of this report. Current expectations, forecasts and assumptions involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks, uncertainties, and other factors may be beyond our control. In particular, such risks and uncertainties include the impact of the variable demand and the aggressive pricing environment for disc drives, particularly in view of current domestic and global economic uncertainty; dependence on our ability to successfully qualify, manufacture and sell our disc drive products in increasing volumes on a cost-effective basis and with acceptable quality, particularly the new disc drive products with lower cost structures; the impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products; our ability to achieve projected cost savings in connection with our announced restructuring plans; market conditions and alternative cash imperatives which could impact our ability to repurchase stock; and the factors listed in the "Risk Factors" section of Item 1A of this Annual Report on Form 10-K, which we encourage you to carefully read. These forward-looking statements should not be relied upon as representing our views as of any subsequent date and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Our Company

We are the world's leading provider of hard disc drives, based on revenue and units shipped. We design, manufacture, market and sell hard disc drives. Hard disc drives, commonly referred to as disc drives or hard drives, are devices that store digitally encoded data on rapidly rotating platters or discs with magnetic surfaces. The performance attributes of disc drives, including their cost effectiveness and high storage capacities has resulted in disc drives being used as the primary medium for storing electronic data in systems ranging from desktop and notebook computers, and consumer electronics devices to data centers delivering electronic data over corporate networks and the Internet.

We produce a broad range of disc drive products addressing enterprise applications, where our products are used in enterprise servers, mainframes and workstations; desktop applications, where our products are used in desktop computers; mobile computing applications, where our products are used in notebook computers; and consumer electronics applications, where our products are used in a wide variety of devices such as digital video recorders (DVRs), gaming devices and other consumer electronic devices that require storage. We also sell our branded storage solutions under both the Seagate and Maxtor brands. In addition to manufacturing and selling disc drives, we provide data storage services for small- to medium-sized businesses, including online backup, data protection and recovery solutions.

We sell our disc drives primarily to major original equipment manufacturers (OEMs), and we also market to distributors and retailers under our globally recognized brand names. We have longstanding relationships with many of our OEM customers including Hewlett-Packard, Dell, EMC, IBM and Lenovo. We also have key relationships with major distributors, who sell our disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world. Substantially all of our revenue is denominated in U.S. dollars.

The following table summarizes our disc drive revenue from sales to OEMs, distributors and retailers:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
Revenues by Channel (%)			
OEM	67%	64%	72%
Distributors	26%	30%	25%
Retailers	7%	6%	3%
Revenues by Geography (%)			
North America	30%	30%	30%
Europe	27%	27%	27%
Far East	43%	43%	43%

The only customer exceeding 10% of our disc drive revenue for fiscal years 2006 through 2008 was Hewlett-Packard. Dell exceeded 10% of our disc drive revenue in fiscal years 2008 and 2006.

Industry Overview

Our industry is characterized by several trends that have a material impact on our strategic planning, financial condition and results of operations.

Disc Drive Industry Consolidation

Due to the significant challenges posed by the need to continually innovate and improve manufacturing efficiency and because of the increasing amounts of capital and research and development investments required, the disc drive industry has undergone significant consolidation as disc drive manufacturers and component manufacturers merged with other companies or exited the industry. Through such combinations, disc drive manufacturers have also become increasingly vertically integrated. While recent combinations have limited the opportunity for additional industry consolidation, the increasing technological challenges, associated levels of investment and competitive necessity of large-scale operations, may still drive future industry consolidation. Additionally, we may in the future face indirect competition from present and potential customers who from time to time evaluate whether to offer electronic data storage products that may compete with our products.

Price Erosion

Our industry has been characterized by continuous price erosion for disc drive products with comparable capacity, performance and feature sets (i.e., "like-for-like products"). Price erosion for like-for-like products ("price erosion") is more pronounced during periods of:

- industry consolidation in which competitors aggressively use discounted price to gain market share;
- few new product introductions when multiple competitors have comparable or alternative product offerings;
- temporary imbalances between industry supply and demand; and
- seasonally weaker demand, which may cause excess supply.

Disc drive manufacturers typically attempt to offset price erosion with an improved mix of disc drive products characterized by higher capacity, better performance and additional feature sets and/or product cost reductions.

We expect price erosion in our industry will continue for the foreseeable future. To remain competitive, we believe it will be necessary to continue to reduce prices as well as introduce new product offerings that utilize advanced technologies ahead of our competitors in order to take advantage of potentially higher initial profit margins and reduced cost structure on these new products.

Disc Drive Industry Demand Trends

We believe that the disc drive industry is experiencing the following demand trends:

We believe that technological advances in storage technology and a proliferation of non-compute applications is increasingly driving the broad, global proliferation of digital content through the creation, sharing, aggregation, distribution, consumption and protection of all types of digital content. We believe that growth in digital content is being driven by increases in media-rich as well as user generated content, the digitization of content previously stored in analog format and the duplication of content in multiple locations. As a result of these factors, the nature and amount of content being created requires increasingly higher storage capacity in order to store, manage, distribute, back up and use such content.

We believe that demand for electronic data storage in the enterprise and traditional compute markets continues to grow as increasing legal and regulatory requirements and changes in the nature and amount of data being stored has necessitated additional storage. Additionally, the proliferation of digital content in the consumer space has resulted in additional demand for storage by enterprises, including those that host, aggregate, distribute or share such content.

- *Disc Drives for Mobile Computing.* The mobile computing market is growing faster than the market for desktop computers as price and performance continue to improve. Notebook systems are increasingly becoming the preference for both consumers and enterprises as the need for mobility increases and wireless adoption continues to advance. We estimate that in fiscal year 2008, industry shipments of disc drives for mobile compute applications grew approximately 45% from fiscal year 2007.

  The disc drive industry has recently seen the introduction of alternative technologies that directly compete with mobile disc drives. For example, certain manufacturers have introduced solid state drives (SSDs), using flash memory technology, which is an alternative to disc drives in certain applications. Due to the high capital requirements and capacity required to manufacture flash memory, we believe the perceived benefits of SSDs are not currently realized at an attractive cost relative to hard disc drives, particularly in higher capacity applications. We believe that the market for these alternative technologies is still developing and because of the current high cost per gigabyte of these storage solutions, we do not expect these solutions to have a significant near-term impact on the overall market for disc drives for mobile computing.

- *Disc Drives for Enterprise Storage.* The need to address the expansion in data storage management requirements has increased the demand for new hardware storage solutions for both mission critical and business critical enterprise storage.

  Mission critical enterprise storage is defined by the use of high performance, high capacity disc drives for use in applications which are vital to the operation of enterprises. We expect the market for mission critical enterprise storage solutions to grow, driven by many enterprises continuing to move network traffic to dedicated storage area networks (SANs). In addition, many enterprises are moving away from the use of server-attached storage to network-attached storage (NAS). Both of these solutions are comprised principally of high performance, high capacity disc drives with sophisticated software and communications technologies. In addition, many enterprises are also consolidating data centers, aiming to increase speed and reliability within a smaller space, reducing network complexity and increasing energy savings, which has led to an increased demand for more energy efficient, small form factor disc drives. SSD storage applications have been introduced as a potential alternative to redundant system startup or boot disc drives. In addition, enterprises are considering the use of SSDs in applications where rapid processing is required for high volume transaction data. The timing of the adoption of SSDs in these applications is currently unknown as enterprises weigh the cost benefits of mission critical enterprise disc drives relative to the perceived performance benefits of SSDs.

Business critical enterprise storage is an emerging and growing application in enterprise storage whereby enterprises are using higher capacity disc drives to store less frequently accessed, less time-critical, but capacity-intensive data. Because of recent decreases in cost per gigabyte, business critical electronic data which historically has been stored on tape or other backup and archival technologies are now being stored on these high capacity disc drives. In the long-term, however, we believe that this trend towards business critical systems that utilize high capacity, enterprise class serial advanced technology architecture (SATA) and serial attached small computer system interface (SAS) will, in addition to expanding the overall enterprise market, likely shift some demand from disc drives used in traditional mission critical enterprise storage.

- *Disc Drives for Branded Solutions.* We believe that the proliferation of media-rich digital content has increased consumer demand for storage to augment their current desktop or notebook disc drive capacities. Consumers are also using external branded storage solutions to backup and secure data in case of disaster or system failure.
- *Disc Drives for Desktop Computing.* We believe growth in disc drives for desktop computing has moderated, in part due to the growth in demand for notebook computers, particularly in developed countries. We believe that current growth in demand for disc drives in desktop computing is focused on developing markets where price remains a primary consideration. Demand for inexpensive, high capacity external storage has also driven growth of 3.5-inch desktop disc drives.
- *Disc Drives for Consumer Electronics.* Disc drives in the consumer electronics (CE) markets are primarily used in high-capacity solutions, such as DVRs, that require more storage capability than can be provided in a cost-effective manner through alternative technologies such as flash memory, which is used in lower capacity CE applications. We believe the demand for disc drives in CE will become more pronounced with the increased amount of high definition content that requires larger amounts of storage capacity. Although solid state or flash memory has largely replaced disc drives in handheld applications, we believe that the demand for disc drives to store, hold or back up related media content from such handheld devices, continues to grow.

We believe that for some of the fastest growing applications described above, the demand is focused on higher capacity disc drive products.

Product Life Cycles and Changing Technology

Our industry has been characterized by significant advances in technology, which have contributed to rapid product life cycles. As a result, success in our industry has been dependent to a large extent on the ability to be the first-to-market with new products, allowing those disc drive manufacturers who introduce new products first to sell those products at a premium until comparable products are introduced. Also, because our industry is characterized by continuous price erosion, the existence of rapid product life cycles has necessitated the need to quickly achieve product cost effectiveness. Changing technology also necessitates the need for on-going investments in research and development, which may be difficult to recover due to rapid product life cycles. Further, there is a continued need to successfully execute product transitions and new product introductions, as factors such as quality, reliability and manufacturing yields become of increasing competitive importance.

Seasonality

The disc drive industry traditionally experiences seasonal variability in demand with higher levels of demand in the second half of the calendar year. This seasonality is driven by consumer spending in the back-to-school season from late summer to fall and the traditional holiday shopping season from fall to winter. In addition, corporate demand is typically higher during the second half of the calendar year when IT budget calendars provide for more spending. We expect the disc drive industry to experience normal seasonal patterns of increased demand for the September 2008 quarter.

Recording Heads and Media

Due to industry consolidation there are limited number of independent suppliers of recording heads and media available to disc drive manufacturers. As a result, vertically integrated disc drive manufacturers, who manufacture their own recording heads and media, are less dependent on external supply of recording heads and media than less vertically integrated disc drive manufacturers. While we believe that there is adequate supply to meet currently identified industry demand, these consolidations may limit the supply of recording heads and media from independent suppliers in the long-term.

Commodity and Other Manufacturing Costs

The production of disc drives requires precious metals, scarce alloys and industrial commodities, that are subject to fluctuations in prices, and the supply of which has at times been constrained. Recent increases in the price of many commodities have resulted in higher costs of materials used in the manufacture of disc drive products. Additionally, adverse economic conditions such as rising fuel costs may further increase commodity, manufacturing and freight costs. Should the disc drive industry not be able to pass these costs onto customers, gross margins may be impacted.

Industry Supply Balance

Historically, the industry has from time to time experienced periods of imbalances between supply and demand. To the extent that the disc drive industry builds capacity and products based on expectations of demand that do not materialize, there may be an oversupply of products that could lead to increased price erosion. Conversely, during periods where demand exceeds supply, price erosion is generally more benign. The industry, excluding Seagate, exited the June 2008 quarter with what we believe to be approximately five weeks of distribution inventory in the desktop channel, which is consistent with historical seasonal patterns.

Seagate Overview

We are the world's leading provider of hard disc drives, based on revenue and units shipped. Our products address the enterprise, desktop, mobile computing and CE and branded solutions storage markets. The Seagate 3.5-inch and 2.5-inch disc drive units used in our branded storage products are reported in the desktop and mobile market information, respectively. We maintain a highly integrated approach to our business by designing and manufacturing a significant portion of the components we view as critical to our products, such as read/write heads and recording media. We believe that our control of these key technologies, combined with our platform design and manufacturing, will enable us to achieve product performance, time-to-market leadership and manufacturing flexibility, which will allow us to respond to customers and market opportunities. Our technology ownership, combined with our integrated design and manufacturing approach, has allowed us to effectively leverage our leadership in traditional computing to enter new markets with only incremental product development and manufacturing costs.

Maxtor Acquisition

During fiscal year 2007, we completed our integration of Maxtor, including customer and product transitions where we replaced Maxtor designed disc drive products with Seagate designed disc drive products. Our fiscal year 2007 included Maxtor's operating losses largely recognized during the first half of fiscal year 2007 as we transitioned Maxtor products to Seagate products and acquisition and integration related charges recognized over the entire fiscal year. We expect to continue to incur charges, the most significant of which are expected to be the amortization of acquired intangible assets.

Operating Performance

- *Revenue*—Revenue in fiscal year 2008 rose to approximately $12.7 billion, driven by growth in the number of units shipped as a result of the continued growth in digital content and the resulting increase in demand for storage and customer acceptance of our new products. The increase in the number of units shipped and an improved mix of products shipped was partially offset by price erosion, which was relatively benign during the first half of the fiscal year as a result of favorable industry conditions, including well-balanced disc drive supply and demand, while being more pronounced during the second half of fiscal year 2008, as is consistent with historical seasonal patterns.
- *Enterprise*—During fiscal year 2008, we believe we extended our leadership position in the enterprise market, shipping 20.3 million units, an increase of 22% from 16.7 million units in fiscal year 2007. The increase in the number of units shipped was primarily attributable to an increase in market demand for mission critical enterprise disc drives as server virtualization resulted in increased demand for 3.5-inch high-speed, high-capacity products in server-attached storage applications. Additionally, our sales of small form factor mission critical enterprise disc drives increased 80% to 7.2 million units as compared to fiscal year 2007. Our increased shipments resulted in our market share growth, which combined with an improved product mix, was partially offset by price erosion.
- *Mobile*—In fiscal year 2008, we believe the overall mobile compute market grew approximately 45% from fiscal year 2007, with Seagate shipping 26.7 million units, an increase of 38% over fiscal year 2007. The increase in unit shipments from the prior fiscal year was driven by what we believe to be a continuing trend of notebooks systems increasingly becoming the preference for both consumers and enterprises as the need for mobility increases and wireless adoption continues to advance. Also, we saw an increase in the use of our mobile products in branded storage products. Our slower than market growth was mainly attributable to delayed product introductions allowing our competitors to capture additional market share during the year. In addition, the storage capacities for our mobile compute disc drive shipments are trending higher as notebooks are increasingly displacing desktop computers in the home. These increases in units shipped and a favorable product mix were offset by particularly pronounced price erosion.
- *Desktop*—In fiscal year 2008, we believe we maintained our market leadership position with shipments of 111 million units, an increase of 13% over fiscal year 2007. This increase was mainly driven by increased demand for our desktop products, particularly in our higher capacities for 3.5-inch desktop products. We believe this demand is driven by the continued growth in digital content and the resulting increase in overall demand for desktop storage products and the use of our desktop disc drives in our branded storage products. This increase in demand and favorable product mix was offset by price erosion. In the global distribution channel, we exited the June 2008 quarter with distribution channel inventory for desktop products at approximately four weeks.
- *Consumer*—In fiscal year 2008, we shipped a total of 24.6 million units in the CE market, a decrease of 3% from fiscal year 2007. This decrease was mainly attributable to a decrease of 36% in gaming units shipped compared to fiscal year 2007, only partially offset by a 33% increase in DVR shipments. We believe that increased penetration of DVRs in the home has resulted in incremental demand for disc drives for these applications. We believe the decreased demand for disc drives used in gaming applications has been due in part to some new gaming platforms not utilizing a disc drive and our decision to reduce participation in this market.

Other factors affecting income—In fiscal year 2008, our operating results included an expense of $262 million related to variable performance-based compensation, as compared to none in fiscal year 2007. During fiscal year 2008, we recorded restructuring costs of approximately $50 million related to the closure of our Limavady, Northern Ireland operations and approximately $19 million related to the closure of our Milpitas, California operations.

Seasonality

Historically, we have exhibited seasonally lower unit demand during the second half of each fiscal year, however, there were some recent quarters in fiscal year 2006 in which these seasonal trends were moderated. We saw a return to traditional seasonality in fiscal year 2007 and fiscal year 2008. For the September 2008 quarter, we expect to see demand in the desktop, mobile and CE markets to be seasonally higher than the June 2008 quarter, while we expect demand in the enterprise market to be flat to slightly up compared to the June 2008 quarter.

Recording Heads and Media

The percentage of our requirements for recording media that we produce internally varies from quarter to quarter. Our long-term strategy is to externally purchase approximately 10% of total recording media requirements. In July 2008, we announced the proposed closure of our recording media manufacturing facility in Milpitas, California. The closure is part of our ongoing focus on cost-efficiencies in all areas of our business. We plan to cease production at the Milpitas manufacturing facility in October 2008. We are continuing to expand our recording media production facilities in Singapore. We expect meaningful output from our new media facility in Singapore beginning the first quarter of fiscal year 2009 and we believe we will have adequate internal and external supply plans in place to support our requirements. Similar to our long-term strategy on recording media supply, our future plans include the evaluation and external purchase of up to 10% of recording heads requirements.

We purchase all of our glass substrates from third parties (mainly in Japan), which are used to manufacture our disc drives for mobile and small form factor CE products. Historically, we purchase approximately 70% of our aluminum substrates for recording media production from third parties. In December 2007, we announced the proposed closure of our substrate manufacturing facility in Limavady, Northern Ireland. The proposed closure is part of our ongoing focus on cost-efficiencies in all areas of our business. We plan to cease production at our Limavady facility during the first quarter of fiscal year 2009. We are in the process of adding an aluminum substrate manufacturing facility in Johor, Malaysia which will allow us to be more cost competitive and position us for future expansion, and reduce our external substrate purchases to approximately 50%. We expect meaningful output from our Johor facility in during the first quarter of fiscal year 2009.

Commodity and Other Manufacturing Costs

The production of disc drives requires precious metals, scarce alloys and industrial commodities, that are subject to fluctuations in prices, and the supply of which has at times been constrained. Recent increases in the price of many commodities have resulted in higher material costs for our products. Additionally, adverse economic conditions such as rising fuel costs may further increase our costs related to commodities, manufacturing and freight. Should we not be able to pass these increased costs onto our customers, our gross margins may be impacted.

In order to mitigate susceptibility to these conditions, we may maintain increased inventory of precious metals, scarce alloys and industrial commodities. In addition, we have increased our use of ocean shipments to help offset the increase in freight costs.

Capital Investments

In fiscal year 2008, we made $930 million of capital investments, $293 million of which we incurred in the June 2008 quarter. For fiscal year 2009, we expect approximately $1 billion in capital investment will be required to ensure continued alignment of our manufacturing capacity with customer demand and to finish our planned recording media and substrate capacity expansions in Asia, while we continue to improve our use of capital equipment.

Results of Operations

We list in the tables below the historical consolidated statements of operations in dollars and as a percentage of revenue for the fiscal years indicated.

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
		(In millions)	
Revenue	$12,708	$11,360	$9,206
Cost of revenue	9,503	9,175	7,069
Gross margin	3,205	2,185	2,137
Product development	1,028	904	805
Marketing and administrative	659	589	447
Amortization of intangibles	54	49	7
Restructuring and other	88	29	4
Income from operations	1,376	614	874
Other income (expense), net	(47)	(53)	50
Income before income taxes	1,329	561	924
Provision for (benefit from) income taxes	67	(352)	84
Net income	$ 1,262	$ 913	$ 840

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
	(as a percentage of Revenue)		
Revenue	100%	100%	100%
Cost of revenue	75	81	77
Gross margin	25	19	23
Product development	8	8	9
Marketing and administrative	5	5	5
Amortization of intangibles	—	1	—
Restructuring and other	1	—	—
Income from operations	11	5	9
Other income (expense), net	—	—	1
Income before income taxes	11	5	10
Provision for (benefit from) income taxes	1	(3)	1
Net income	10%	8%	9%

Fiscal Year 2008 Compared to Fiscal Year 2007

Revenue

(Dollars in millions)	Fiscal Years Ended June 27, 2008	June 29, 2007	Change	% Change
Revenue	$12,708	$11,360	$1,348	12%

Revenue growth in fiscal year 2008 reflected a 15% growth in the number of disc drives shipped. We believe unit growth was driven by continued growth in digital content, the resulting increase in demand for storage and customer acceptance of our new products. Industry disc drive demand across all markets grew by

18% from fiscal year 2007, with our share of the desktop and enterprise markets increasing by 5% and 6%, respectively, while our share of the mobile compute and consumer electronic markets declined by 6% and 10%, respectively. The increase in the number of units shipped and an improved mix of products shipped was partially offset by price erosion, which was relatively benign during the first half of the fiscal year as a result of favorable industry conditions, including well-balanced disc drive supply and demand, while being more pronounced during the second half of fiscal year 2008, as is consistent with historical seasonal patterns.

Our overall average sales price per unit (ASP) for our products was $68 for fiscal year 2008, down from $71 in fiscal year 2007, as an improved mix of products shipped was more than offset by price erosion.

Unit shipments for our products in fiscal year 2008 were as follows:

- *Enterprise*—20.3 million, up from 16.7 million units in fiscal year 2007.
- *Mobile*—26.7 million, up from 19.4 million units in fiscal year 2007.
- *Desktop*—111 million, up from 97.8 million units in fiscal year 2007.
- *Consumer*—24.6 million, down from 25.3 million units in fiscal year 2007.

We maintain various sales programs such as point-of-sale rebates, sales price adjustments and price protection, aimed at increasing customer demand. We exercise judgment in formulating the underlying estimates related to distributor and retail inventory levels, sales program participation and customer claims submittals in determining the provision for such programs. Sales programs recorded as contra revenue were approximately 9% of our gross revenue, for both fiscal years 2008 and 2007.

Cost of Revenue

	Fiscal Years Ended			
(Dollars in millions)	**June 27, 2008**	**June 29, 2007**	**Change**	**% Change**
Cost of revenue	$9,503	$9,175	$ 328	4%
Gross margin	$3,205	$2,185	$1,020	47%
Gross margin percentage	25%	19%		

For fiscal year 2008, cost of revenue increased due to a higher number of units shipped and a higher mix of products with higher average capacities, feature sets, and performance, partially offset by a 10% decline in the average cost per unit. The average cost per unit reduction was impacted by the more efficient utilization of our manufacturing capacity resulting from increased demand and the completed integration of Maxtor, transitions to more cost effective products, and the elimination of lower margin Maxtor designed products. The lower cost per unit combined with increased number of units shipped and improved mix of higher margin products resulted in gross margin improvement, which was partially offset by price erosion.

Product Development Expense

	Fiscal Years Ended			
(Dollars in millions)	**June 27, 2008**	**June 29, 2007**	**Change**	**% Change**
Product development	$1,028	$904	$124	14%

Product development expense for fiscal year 2008 included $82 million in variable performance-based compensation compared to none in fiscal year 2007. Product development expenses associated with developing alternative technologies and storage services increased by $40 million, while depreciation and other research and development costs increased by approximately $29 million. These increases were partially offset by a decrease of $27 million in costs associated with the Maxtor acquisition.

Marketing and Administrative Expense

(Dollars in millions)	Fiscal Years Ended June 27, 2008	June 29, 2007	Change	% Change
Marketing and administrative	$659	$589	$70	12%

Marketing and administrative expenses increased primarily due to increases of $53 million in variable performance-based compensation compared to none in fiscal year 2007, $29 million in additional payroll expense resulting from increased headcount and salary increases, $38 million increase in expenses related to our data storage services and $32 million in incremental legal expenses. These increases were partially offset by a charge of approximately $40 million in fiscal year 2007 for the provision of doubtful accounts receivable related to eSys Technologies Pte. Ltd. and its related affiliate entities ("eSys") and a charge of $35 million for costs associated with the Maxtor acquisition in fiscal year 2007.

Amortization of Intangibles

(Dollars in millions)	Fiscal Years Ended June 27, 2008	June 29, 2007	Change	% Change
Amortization of intangibles	$54	$49	$5	10%

The increase in the amortization of intangibles was due primarily to the acquisition of EVault.

Restructuring and Other

(Dollars in millions)	Fiscal Years Ended June 27, 2008	June 29, 2007	Change	% Change
Restructuring and other	$88	$29	$59	203%

During fiscal year 2008, we recorded restructuring and other charges of $88 million, comprised mainly of restructuring charges related to the planned closures of our Limavady, Northern Ireland and our Milpitas, California operations.

The restructuring charges associated with the Limavady facility were primarily related to employee termination costs of approximately $29 million and approximately $18 million related to expected grant repayments. We plan to cease production at our Limavady facility during the first quarter of fiscal year 2009 and expect all activities related to this closure to be complete by the second half of fiscal year 2009. We expect additional restructuring charges of approximately $10 million to be recorded primarily over the next two quarters, resulting in aggregate restructuring charges of approximately $60 million to $65 million.

We recorded approximately $19 million in restructuring charges associated with employee termination costs related to the planned closure of our media manufacturing facility in Milpitas, California. We plan to cease production at our Milpitas facility during the first quarter of fiscal year 2009 and expect all activities related to this closure to be complete by the second half of fiscal year 2009. We expect additional restructuring charges of approximately $17 million to be recorded primarily over the next two quarters, resulting in an aggregate restructuring charge of approximately $36 million. In addition, as a result of the planned closure of the Milpitas facility, we expect approximately $38 million relating to accelerated asset depreciation to be recorded to cost of revenue in our first quarter of fiscal year 2009.

The remaining restructuring and other charges were primarily comprised of employee termination costs as a result of plans to continue the alignment of our global workforce with existing and anticipated business requirements around the world. We expect these restructuring activities to be completed by the end of our fourth quarter of fiscal year 2009.

Net Other Income (Expense)

(Dollars in millions)	June 27, 2008	June 29, 2007	Change	% Change
	Fiscal Years Ended			
Other income (expense), net	$(47)	$(53)	$6	-11%

The change in Net other expense was primarily due to the positive impacts of approximately $21 million in gains from asset sales and a $15 million decrease in interest expense due to costs related to the early redemption in fiscal year 2007 of our previously outstanding 8% Senior Notes due 2009, partially offset by a $16 million decrease in interest income due primarily to lower yields and the recognition of a $4 million loss related to deferred compensation plan assets compared to a gain of $19 million in the prior fiscal year. The corresponding gain or loss on deferred compensation plan liabilities is offset against compensation expenses in cost of revenue and operating expenses.

Income Taxes

(Dollars in millions)	June 27, 2008	June 29, 2007	Change	% Change
	Fiscal Years Ended			
Provision for (benefit from) income taxes	$67	$(352)	$419	-119%

We recorded a provision for income taxes of $67 million for the fiscal year ended June 27, 2008 compared to a benefit from income taxes of $352 million for the fiscal year ended June 29, 2007. We are a foreign holding company incorporated in the Cayman Islands with foreign and U.S. subsidiaries that operate in multiple taxing jurisdictions. As a result, our worldwide operating income is either subject to varying rates of tax or is exempt from tax due to tax holidays or tax incentive programs we operate under in China, Malaysia, Singapore, Switzerland and Thailand. These tax holidays or incentives are scheduled to expire in whole or in part at various dates through 2020.

Our provision for income taxes recorded for the fiscal year ended June 27, 2008 differs from the provision for income taxes that would be derived by applying a notional U.S. 35% rate to income before income taxes primarily due to the net effect of (i) the tax benefit related to the aforementioned tax holidays and tax incentive programs, (ii) a decrease in our valuation allowance for certain deferred tax assets, and (iii) tax expense related to intercompany transactions. Our provision for income taxes recorded for the fiscal year ended June 29, 2007 differed from the provision for income taxes that would be derived by applying a notional U.S. 35% rate to income before income taxes primarily due to the net effect of (i) a decrease in our valuation allowance for certain deferred tax assets and (ii) the tax benefit related to the aforementioned tax holidays and tax incentive programs.

Based on our foreign ownership structure and subject to (i) potential future increases in our valuation allowance for deferred tax assets and (ii) limitations imposed by Internal Revenue Code Section 382 ("IRC Section 382") on usage of certain tax attributes (further described below), we anticipate that our effective tax rate in future periods will generally be less than the U.S. federal statutory rate. Dividend distributions received from our U.S. subsidiaries may be subject to U.S. withholding taxes when and if distributed. Deferred tax liabilities have not been recorded on unremitted earnings of certain foreign subsidiaries, as these earnings will not be subject to tax in the Cayman Islands or U.S. federal income tax if remitted to our foreign parent holding company.

As of June 27, 2008, the deferred tax asset valuation allowance recorded was $433 million. Approximately $22 million of this amount relates to deferred tax assets acquired in the Maxtor acquisition for which the related benefit will be credited directly to goodwill when and if realized. The net increase in the valuation allowance in fiscal year 2008 was $34 million. In fiscal years 2007 and 2006, the valuation allowance decreased by $580 million and increased by $327 million respectively. The fiscal year 2007 valuation allowance release was largely due to the completion during 2007 of the restructuring of our intercompany arrangements, which enables us to forecast future U.S. taxable income with greater certainty and U.S. taxable income from the intercompany sale of certain Maxtor assets.

As of June 27, 2008, we recorded net deferred tax assets of $890 million. The realization of $808 million of these deferred tax assets is primarily dependent on our ability to generate sufficient U.S. and certain foreign taxable income in future periods. Although realization is not assured, we believe that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease, when we reevaluate the underlying basis for our estimates of future U.S. and certain foreign taxable income.

As a result of the Maxtor acquisition, Maxtor underwent a change in ownership within the meaning of IRC Section 382 on May 19, 2006. In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. As of June 27, 2008, $ 1.3 billion and $337 million of U.S. federal and state net operating losses, respectively, and $36 million of tax credit carryovers acquired from Maxtor are generally subject to an annual limitation of approximately $110 million. Certain amounts may be accelerated into the first five years following the acquisition pursuant to IRC Section 382 and published notices.

On January 3, 2005, we underwent a change in ownership under IRC Section 382 due to the sale of common shares to the public by our then largest shareholder, New SAC. Based on an independent valuation as of January 3, 2005, the annual limitation for this change is $44.8 million. As of June 27, 2008, there were $453 million of U.S. net operating loss carryforwards and $110 million of U.S. tax credit carryforwards subject to IRC Section 382 limitation associated with the January 3, 2005 change. To the extent we believe it is more likely than not that the deferred tax assets associated with tax attributes subject to this IRC Section 382 limitation will not be realized, a valuation allowance has been provided.

Effective at the beginning of the first quarter of fiscal year 2008, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB Statement (SFAS) No. 109, *Accounting for Income Taxes* (SFAS No. 109). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As a result of the implementation of FIN 48, we increased our liability for net unrecognized tax benefits at the date of adoption. We accounted for the increase primarily as a cumulative effect of a change in accounting principle that resulted in a decrease to retained earnings of $3 million and an increase to goodwill of $25 million. The total amount of gross unrecognized tax benefits as of the date of adoption was $385 million excluding interest and penalties. At June 27, 2008, we had approximately $374 million in total unrecognized tax benefits excluding interest and penalties. The total unrecognized tax benefits that, if recognized, would impact the effective tax rate were $75 million and $63 million as of June 27, 2008 and June 29, 2007, respectively.

Our policy to include interest and penalties related to unrecognized tax benefits in the provision for taxes on the Condensed Consolidated Statements of Operations did not change as a result of implementing the provisions of FIN 48. As of the date of adoption of FIN 48, we had accrued approximately $19 million for the payment of interest and penalties relating to unrecognized tax benefits. This accrual increased by $3 million to approximately $22 million as of June 27, 2008.

During the 12 months ending June 27, 2008, we recognized a previously unrecognized tax benefit of approximately $13 million related to the recognition of foreign uncertain tax benefits as a result of new information obtained during the year. We also recognized a previously unrecognized tax benefit of approximately $9 million for foreign uncertain tax benefits resulting in a reduction of the Maxtor goodwill as a result of the expiration of certain foreign statutes of limitation for pre-acquisition periods.

During the 12 months beginning June 28, 2008, we expect to reduce our unrecognized tax benefits by approximately $21 million as a result of the expiration of certain statutes of limitation. We do not believe it is reasonably possible that other unrecognized tax benefits will materially change in the next 12 months. However, the resolution or timing of closure on open audits are highly uncertain as to when these events occur.

We file U.S. federal, U.S. state, and foreign tax returns. The statutes of limitation for U.S. federal returns are open for fiscal year 2003 and forward. The Internal Revenue Service has completed its examination of fiscal years ending in 2003 and 2004. For state and foreign tax returns, we are generally no longer subject to tax examinations for years prior to fiscal year 2001.

Fiscal Year 2007 Compared to Fiscal Year 2006

The fiscal year 2007 results include the results of Maxtor for the entire year, while fiscal year 2006 include the results of Maxtor from May 19, 2006 to June 30, 2006. In connection with the Maxtor acquisition, we incurred a number of accounting charges and other costs, which impacted our earnings for the entire fiscal year 2007 and during the fourth quarter of fiscal year 2006.

Revenue

	Fiscal Years Ended			
(Dollars in millions)	June 29, 2007	June 30, 2006	Change	% Change
Revenue	$11,360	$9,206	$2,154	23%

The increase in revenue from fiscal year 2006 was driven by a 34% increase in the unit volume of disc drives shipped from 118.7 million units to 159.2 million units principally as a result of the retention of a portion of Maxtor's market share, offset by a 9% reduction in our average sales price from $78 to $71 per unit and a weaker than anticipated demand for large capacity 3.5-inch ATA disc drives. The comparative decrease in average sales price per unit in the period resulted from price erosion that more than offset improved product mix.

Unit shipments for our products in fiscal year 2007 were as follows:

- *Enterprise*—16.7 million, up from 14.3 million units in fiscal year 2006.
- *Mobile*—19.4 million, up from 12.5 million units in fiscal year 2006.
- *Desktop*—97.8 million, up from 73.8 million units in fiscal year 2006.
- *Consumer*—25.3 million, up from 18.1 million units in fiscal year 2006.

We maintain various sales programs aimed at increasing customer demand. We exercise judgment in formulating the underlying estimates related to distributor and retail inventory levels, sales program participation and customer claims submittals in determining the provision for such programs. During fiscal year 2007, sales programs recorded as contra revenue, were approximately 9% of our gross revenue, compared to 7% of our gross revenue for fiscal year 2006. The increase in sales programs as a percentage of gross revenue from fiscal year 2006 was primarily the result of a higher mix of sales to distributors and retail customers which generally require higher program support than OEM sales and to a more aggressive pricing environment. Point-of-sale rebates, sales price adjustments and price protection accounted for a substantial portion of the increase in sales programs.

Cost of Revenue

(Dollars in millions)	Fiscal Years Ended June 29, 2007	June 30, 2006	Change	% Change
Cost of revenue	$9,175	$7,069	$2,106	30%
Gross margin	$2,185	$2,137	$ 48	2%
Gross margin percentage	19%	23%		

The increase in cost of revenue for fiscal year 2007 was principally as a result of the acquisition of Maxtor. The gross margin percentage decrease from fiscal year 2006 was due to the sale of lower margin Maxtor designed products during the first six months of fiscal year 2007; costs and charges related to our acquisition of Maxtor during fiscal year 2007 (including integration and retention costs of $54 million, stock-based compensation of $27 million, amortization of existing technology of $150 million, and an $18 million accrual for the settlement of customer compensatory claims associated with quality issues related to legacy Maxtor products shipped prior to the closing of the Maxtor acquisition); and an aggressive pricing environment in fiscal year 2007, particularly in the high capacity 3.5-inch and mobile markets in the first half of the year, and the low end OEM desktop and mobile markets in the second half. These effects were partially offset by the elimination of variable performance-based compensation for fiscal year 2007, compared to an expense of $76 million recorded in Cost of revenue in fiscal year 2006.

Product Development Expense

(Dollars in millions)	Fiscal Years Ended June 29, 2007	June 30, 2006	Change	% Change
Product development	$904	$805	$99	12%

The increase in product development expense from fiscal year 2006 was primarily due to increases of $115 million in salaries and benefits resulting from increased staffing levels due in part to the retention of certain Maxtor employees, and $10 million in stock-based compensation related to the Maxtor acquisition, $7 million in non-Maxtor stock-based compensation and $4 million in the write-off of in-process research and development related to our acquisition of EVault, partially offset by the elimination of variable performance-based compensation for fiscal year 2007, compared to an expense of $46 million in fiscal year 2006.

Marketing and Administrative Expense

(Dollars in millions)	Fiscal Years Ended June 29, 2007	June 30, 2006	Change	% Change
Marketing and administrative	$589	$447	$142	32%

The increase in marketing and administrative expense from fiscal year 2006 was primarily due to the recording in our first quarter of a $40 million increase in the provision for doubtful accounts receivable related to eSys, previously a distributor of Seagate products, an increase of $86 million in salaries and benefits resulting from increased staffing levels due in part to the retention of certain Maxtor employees, an increase of $5 million in integration and retention costs related to the Maxtor acquisition, an increase of $11 million in advertising expense and an increase of $11 million in non-Maxtor stock-based compensation. These increases were partially offset by the elimination of variable performance-based compensation for fiscal year 2007, compared to an expense of $41 million in fiscal year 2006.

Amortization of Intangibles

(Dollars in millions)	Fiscal Years Ended			
	June 29, 2007	June 30, 2006	Change	% Change
Amortization of intangibles	$49	$7	$42	600%

The increase in the Amortization of intangibles was primarily due Maxtor and EVault acquisitions.

Restructuring and Other

(Dollars in millions)	Fiscal Years Ended			
	June 29, 2007	June 30, 2006	Change	% Change
Restructuring and other	$29	$4	$25	625%

During fiscal year 2007, we recorded restructuring costs of approximately $33 million in connection with our ongoing restructuring activities and reversed $4 million of restructuring accruals relating to the sale of a surplus building impaired in a prior restructuring. These costs were primarily a result of a restructuring plan established to continue the alignment of our global workforce with existing and anticipated business requirements, primarily in our U.S. and Far East operations and asset impairments. The restructuring costs were comprised of employee termination costs of approximately $14 million relating to a reduction in our workforce, approximately $11 million in charges related to impaired facility improvements and equipment as a result of the alignment plan, and approximately $8 million in charges related to impaired other intangibles. These restructuring activities are expected to be completed by the end of fiscal year 2008.

Net Other Income (Expense)

(Dollars in millions)	Fiscal Years Ended			
	June 29, 2007	June 30, 2006	Change	% Change
Other income (expense), net	$(53)	$50	$(103)	-206%

Net other income changed by $103 million from net other income of $50 million in fiscal year 2006 to net other expense of $53 million in fiscal year 2007. The change in Net other income from fiscal year 2006 was primarily due to an increase in interest expense of $81 million related to our new $1.5 billion long-term debt issued in September 2006, as well as debt acquired in the Maxtor acquisition, and expenses of $19 million incurred in October 2006 related to the early retirement of our 8% Notes.

Income Taxes

(Dollars in millions)	Fiscal Years Ended			
	June 29, 2007	June 30, 2006	Change	% Change
Provision for (benefit from) income taxes	$(352)	$84	$(436)	-519%

We recorded a benefit from income taxes of $352 million for the fiscal year ended June 29, 2007 compared to a provision for income taxes of $84 million for the fiscal year ended June 30, 2006. We are a foreign holding company incorporated in the Cayman Islands with foreign and U.S. subsidiaries that operate in multiple taxing jurisdictions. As a result, our worldwide operating income is either subject to varying rates of tax or is exempt from tax due to tax holidays or tax incentive programs we operate under in China, Malaysia, Singapore, Switzerland and Thailand. These tax holidays or incentives are scheduled to expire in whole or in part at various dates through 2020. Our provision for income taxes recorded for the fiscal year ended June 29, 2007 differed from the provision for income taxes that would be derived by applying a notional U.S. 35% rate to income before income taxes primarily due to the net effect of (i) a decrease in our valuation allowance for certain deferred tax assets and (ii) the tax benefit related to the aforementioned tax holidays and tax incentive programs. Our provision for income taxes recorded for the fiscal year ended June 30, 2006 differed from the provision for income taxes that would be derived by applying a notional U.S. 35% rate to income before income taxes primarily due to the net effect of (i) the tax benefit related to the aforementioned tax holidays and tax incentive programs, (ii) an increase in our valuation allowance for certain deferred tax assets, and (iii) utilization of research tax credits generated in that year.

Based on our foreign ownership structure and subject to (i) potential future increases in our valuation allowance for deferred tax assets and (ii) limitations imposed by Internal Revenue Code Section 382 ("IRC Section 382") on usage of certain tax attributes, we anticipated that our effective tax rate in future periods will generally be less than the U.S. federal statutory rate. Dividend distributions received from our U.S. subsidiaries may be subject to U.S. withholding taxes when and if distributed. Deferred tax liabilities have not been recorded on unremitted earnings of certain foreign subsidiaries, as these earnings will not be subject to tax in the Cayman Islands or U.S. federal income tax if remitted to our foreign parent holding company.

During fiscal year ended June 29, 2007, we reduced our valuation allowance recorded in prior years for our deferred tax assets by $641 million. This release of valuation allowance was largely due to the completion during fiscal 2007 of the restructuring of our intercompany arrangements, which enabled us to forecast our U.S. profits with greater certainty and the recording of a U.S. taxable gain in connection with the intercompany sale of certain Maxtor intangible assets as described below. As a result of the valuation allowance release, we recorded a U.S. deferred tax benefit of $319 million and a $322 million reduction in the goodwill originally recorded in connection with the Maxtor acquisition. The reduction in goodwill was required in accordance with SFAS No. 109 as a result of the reversal of valuation allowance that had been previously recorded as of the date of acquisition against Maxtor related deferred tax assets primarily for tax net operating loss carryovers. The valuation allowance was reduced primarily to reflect the realization of acquired Maxtor net operating loss carryforwards due to increased forecasts of future U.S. taxable income and a $296 million gain for U.S. tax purposes from the intercompany sale of certain intellectual property rights to a foreign subsidiary. Approximately $120 million of tax expense associated with the gain on the intercompany sale of intangibles has been capitalized in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* (ARB No. 51) and is being amortized to income tax expense over a sixty-month period, which approximates the expected useful life of the intangibles sold in the intercompany transaction.

As of June 29, 2007, we recorded net deferred tax assets of $768 million, the realization of $663 million of which is primarily dependent on our ability to generate sufficient taxable income in future periods. Although realization is not assured, we believe that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent quarters, when we reevaluate our estimates of future taxable income.

Liquidity and Capital Resources

The following is a discussion of our principal liquidity requirements and capital resources.

We had approximately $1.1 billion in cash, cash equivalents and short-term investments at June 27, 2008, which includes $990 million of cash and cash equivalents, which was flat from fiscal year 2007. During fiscal year 2008, cash provided by operating activities and cash provided by employee stock option exercises and employee stock purchases were offset by capital expenditures, the repurchase of our common shares, dividends paid to shareholders and the acquisition of MetaLINCS, Inc. ("MetaLINCS").

In September 2006, Seagate Technology HDD Holdings ("HDD"), our wholly-owned direct subsidiary issued senior notes totaling $1.5 billion comprised of $300 million aggregate principal amount of Floating Rate Senior Notes due October 2009 (the "2009 Notes"), $600 million aggregate principal amount of 6.375% Senior Notes due October 2011 (the "2011 Notes") and $600 million aggregate principal amount of 6.800% Senior Notes due October 2016 (the "2016 Notes"). The notes are guaranteed by Seagate Technology on a full and unconditional basis.

As of June 27, 2008, we held auction rate securities in the amount of $31 million, all of which are collateralized by pools of student loans guaranteed by the Federal Family Education Loan Program. During the fiscal 2008 year, these securities failed to settle at auction and as a result we recorded an unrealized loss of $3 million and reclassified the securities to long-term investments.

At June 27, 2008, our exposure to sub-prime mortgage securities was not significant. As of the date of this filing, we are not aware of any downgrades, losses, or other significant deterioration in the fair value of our cash equivalents or short-term investments since June 27, 2008.

Until required for other purposes, our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. Our short-term investments consist primarily of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. As stated in our investment policy, we are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk and market risk. We mitigate default risk by maintaining portfolio investments in diversified, high-quality investment grade securities with limited time to maturity. We monitor our investment portfolio and position our portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository. We intend to maintain a highly liquid portfolio by investing only in those marketable securities that we believe have active secondary or resale markets. We operate in some countries that may have restrictive regulations over the movement of cash and/or foreign exchange across their borders. These restrictions have not impeded our ability to conduct business in those countries, nor do we expect them to in the next 12 months.

The following table summarizes results of statement of cash flows for the periods indicated:

(Dollars in millions)	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
Net cash flow provided by (used in):			
Operating Activities	$ 2,538	$ 943	$1,457
Investing Activities	$ (991)	$(402)	$ (561)
Financing Activities	$(1,545)	$(463)	$ (732)
Net increase in cash and cash equivalents	$ 2	$ 78	$ 164

Cash Provided by Operating Activities

Cash provided by operating activities for fiscal year 2008 was approximately $2.5 billion and included the effects of:

- net income adjusted for non-cash items including depreciation, amortization, and stock-based compensation;
- an increase of $351 million in accounts payable, primarily as a result of outsourcing the manufacture of certain sub-assemblies to third parties;
- an increase of $238 million in vendor non-trade receivables, primarily as a result of outsourcing the manufacture of certain sub-assemblies to third parties (see Note 2 to the Notes to Consolidated Financial Statements);
- an increase of $151 million in inventories, principally raw materials and finished goods; and
- an increase of $154 million in accrued expenses, employee compensation and warranty.

Cash provided by operating activities for fiscal year 2007 was approximately $943 million and included the effects of:

- net income adjusted for non-cash items including depreciation, amortization, stock-based compensation and tax benefits related to a change in our valuation allowance for deferred tax assets;
- a decrease of $391 million in accounts payable;
- a decrease of $465 million in accrued expenses, employee compensation and warranty. A large part of this increase was due to variable performance-based compensation earned during fiscal year 2006 and paid in fiscal year 2007;
- the payment of accrued exit costs and retention bonuses related to the Maxtor acquisition; and
- a reduction of $106 million in inventories.

Cash provided by operating activities for fiscal year 2006 was approximately $1.5 billion and included the effects of:

- net income adjusted for non-cash items including depreciation, amortization and stock-based compensation;
- increases of $190 million in accounts receivable and $113 million in inventories; and
- increases of $91 million in accounts payable and $120 million in accrued expenses, employee compensation and warranty.

Cash Used in Investing Activities

During fiscal year 2008, we used $991 million for net cash investing activities, which was primarily attributable to expenditures for property, equipment and leasehold improvements of approximately $930 million and $74 million for the acquisition of MetaLINCS. The approximately $930 million we invested in property, equipment and leasehold improvements was primarily comprised of:

- $88 million for manufacturing facilities and equipment related to our subassembly and disc drive final assembly and test facilities in the Far East;
- $490 million to upgrade and expansion of our recording media operations in the United States, Malaysia and Singapore;
- $184 million for manufacturing facilities and equipment for our recording head operations in the United States, the Far East and Northern Ireland;
- $65 million for manufacturing facilities and equipment for alternative technologies in the United States; and
- $103 million for research and development, information technology infrastructure and other facilities and equipment costs.

During fiscal year 2007, we used $402 million for net cash investing activities, which was primarily attributable to expenditures for property, equipment and leasehold improvements of approximately $906 million and $178 million (net of cash acquired) for the acquisition of EVault, partially offset by $675 million of maturities and sales of short-term investments in excess of purchases of short-term investments. The approximately $906 million we invested in property, equipment and leasehold improvements was primarily comprised of:

- $192 million for manufacturing facilities and equipment related to our subassembly and disc drive final assembly and test facilities in the Far East;
- $414 million to upgrade and expansion of our recording media operations in the United States, Singapore and Northern Ireland;

- $167 million for manufacturing facilities and equipment for our recording head operations in the United States, the Far East and Northern Ireland;
- $20 million for manufacturing facilities and equipment for alternative technologies in the United States; and
- $113 million for research and development, information technology infrastructure and other facilities and equipment costs.

During fiscal year 2006, we used $561 million for net cash investing activities, which was primarily attributable to expenditures for property, equipment and leasehold improvements partially offset by the maturities and sales of short-term investments in excess of purchases thereof, as well as net cash acquired from Maxtor. Specifically, during fiscal year 2006, we invested approximately $1.0 billion in property, equipment and leasehold improvements primarily comprised of:

- $376 million for manufacturing facilities and equipment related to our subassembly and disc drive final assembly and test facilities in the Far East;
- $143 million to upgrade and expansion of our recording media operations in the United States, Singapore and Northern Ireland;
- $337 million for manufacturing facilities and equipment for our recording head operations in the United States, the Far East and Northern Ireland;
- $10 million for manufacturing facilities and equipment for alternative technologies in the United States; and
- $142 million for research and development, information technology infrastructure, as well as Maxtor and other facilities and equipment costs.

During fiscal years 2006 through 2008, we increased capacity to support increased unit shipments and additional capacity for the ramp-up and production of Seagate-designed disc drive products to replace legacy Maxtor-designed products and to continue with our planned media and substrate capacity expansions in Asia. For fiscal year 2009, we expect approximately $1 billion in capital investment will be required to ensure continued alignment of our manufacturing capacity with of customer demand and to finish our planned recording media and substrate capacity expansions in Asia, while we continue to improve our utilization of capital equipment.

Cash Used in Financing Activities

Net cash used in financing activities of approximately $1.5 billion for fiscal year 2008 was primarily attributable to the repurchases of our common shares totaling $1.5 billion. Additionally, we paid approximately $216 million in dividends to our shareholders, repaid $34 million of our long-term debt and received approximately $178 million in cash from employee stock option exercises and employee stock purchases.

Net cash used in financing activities of $463 million for fiscal year 2007 was primarily attributable to approximately $1.5 billion used for the repurchases of our common shares, $416 million used in the redemption of our 8% Notes and $212 million of dividends paid to our shareholders, largely offset by approximately $1.5 billion received from the issuance of long-term debt and $219 million cash provided by employee stock option exercises and employee stock purchases.

Net cash used in financing activities of $732 million for fiscal year 2006 was primarily attributable to $399 million used in the repurchases of common shares, the repayment of a $340 million term loan and $155 million of dividends paid to our shareholders, partially offset by $118 million cash provided by employee stock option exercises and employee stock purchases.

Liquidity Sources and Cash Requirements and Commitments

Our principal sources of liquidity as of June 27, 2008, consisted of: (1) approximately $1.1 billion in cash, cash equivalents, and short-term investments, (2) cash we expect to generate from operations and (3) a $500 million revolving credit facility.

Our $500 million revolving credit facility that matures in September 2011 is available for cash borrowings and for the issuance of letters of credit up to a sub-limit of $100 million. Although no borrowings have been drawn under this revolving credit facility to date, we had used $62 million for outstanding letters of credit and bankers' guarantees as of June 27, 2008, leaving $438 million for additional borrowings, subject to compliance with financial covenants and other customary conditions to borrowing.

The credit agreement that governs our revolving credit facility contains covenants that we must satisfy in order to remain in compliance with the agreement. This credit agreement contains three financial covenants: (1) minimum cash, cash equivalents and marketable securities; (2) a fixed charge coverage ratio; and (3) a net leverage ratio. As of June 27, 2008, we are in compliance with all covenants.

In October 2006, we used $416 million of the net proceeds from the September 2006 issuance of $1.5 billion debt to redeem the $400 million principal amount of our 8% Notes and pay a $16 million redemption premium.

Our principal liquidity requirements are primarily to meet our working capital, research and development, capital expenditure needs, and to service our debt. In addition, since the second half of fiscal year 2002 and through the June 2008 quarter, we have paid dividends to our shareholders.

On August 17, 2007, November 16, 2007, February 16, 2008 and May 16, 2008, we paid dividends aggregating approximately $216 million, or $0.42 per share, to our common shareholders of record as of August 3, 2007, November 2, 2007, February 1, 2008 and May 2, 2008. On July 15, 2008, we declared a quarterly dividend of $0.12 per share that will be paid on or before August 15, 2008 to our common shareholders of record as of August 1, 2008. In deciding whether or not to declare quarterly dividends, our directors will take into account such factors as general business conditions within the disc drive industry, our financial results, our capital requirements, contractual and legal restrictions on the payment of dividends by our subsidiaries to us or by us to our shareholders, the impact of paying dividends on our credit ratings and such other factors as our board of directors may deem relevant.

With respect to the closure of our Limavady and Milpitas facilities, we expect to pay cash restructuring charges aggregating approximately $25 million to $30 million in the next 12 months.

Because we had current earnings and profits in excess of distributions for our taxable year ended June 27, 2008, distributions on our common shares to U.S. shareholders during this period were treated as dividend income for U.S. federal income tax purposes. We anticipate that we will have earnings and profits in excess of distributions in fiscal year 2009. Therefore, distributions to U.S. shareholders in fiscal year 2009 are anticipated to be treated as dividend income for U.S. federal income tax purposes. Non-U.S. shareholders should consult with a tax advisor to determine appropriate tax treatment.

As a result of the acquisition of Maxtor, we assumed all of Maxtor's outstanding debts, including, without limitation, its outstanding convertible senior notes. Maxtor's 2.375% Convertible Senior Notes due August 2012 (the "2.375% Notes), of which $326 million were outstanding as of June 27, 2008, contain a cash conversion feature that will require Seagate to deliver the holders, upon any conversion of these notes, cash in an amount equal to the lesser of (a) the principal amount of the notes converted and (b) the as-converted value of the notes. We will also be required to deliver an additional amount equal to the difference between the as-converted value of the notes and the principal amount in either cash or stock at our election. To the extent holders of the Maxtor notes choose to convert their notes, Seagate may require additional amounts of cash to meet this obligation. The payment of dividends to holders of our common shares have in certain quarters resulted in upward adjustments to the conversion rate of the 2.375% Notes and may continue in the future. If the conversion rate continues to increase, we may be required to book an increased amount of interest expense.

In December 2007, we completed our acquisition of MetaLINCS, in an all cash transaction valued at approximately $74 million. MetaLINCS provides enterprise level E-Discovery software that helps companies respond to litigation and regulatory issues which requires them to search large volumes of electronic data for relevant information.

During fiscal year 2008, we repurchased approximately 65 million of our common shares through open market repurchases at an average price of $22.89 for a total of approximately $1.5 billion. We repurchased approximately $974 million under the $2.5 billion August 2006 stock repurchase plan and approximately $500 million under a new plan announced on February 4, 2008, to repurchase up to an additional $2.5 billion of our outstanding common shares over 24 months. As of June 27, 2008 we had no amounts remaining under the August 2006 stock repurchase plan and had approximately $2.0 billion remaining under the February 2008 stock repurchase plan. See Part II, Item 5: "Market for Registrant's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities—Repurchases of Our Equity Securities." During fiscal year 2007, we repurchased 62 million shares for $1.5 billion.

As part of our strategy, we may selectively pursue strategic alliances, acquisitions and investments. Any material future acquisitions, alliances or investments will likely require additional capital. We may enter into more of these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures, any increased working capital requirements and share repurchases. If we are unable to meet our cash requirements out of existing cash or cash flow from operations, we cannot provide assurance that we will be able to obtain alternative financing on terms acceptable to us, if at all.

We believe that our sources of cash will be sufficient to fund our operations and meet our cash requirements for at least the next 12 months. Our ability to fund these requirements and comply with the financial covenants under our debt agreements will depend on our future operations, performance and cash flow and is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

Contractual Obligations and Commitments

Our contractual cash obligations and commitments as of June 27, 2008, have been summarized in the table below (in millions):

		Fiscal Year(s)			
	Total	2009	2010-2011	2012-2013	Thereafter
Contractual Cash Obligations:					
Long term debt (1)	$2,037	$ 361	$ 446	$630	$600
Interest payments on long-term debt	560	113	190	114	143
Capital expenditures	289	243	46	—	—
Operating leases (2)	281	42	77	54	108
Purchase obligations (3)	3,783	3,257	517	—	9
Subtotal	6,950	4,016	1,276	798	860
Commitments:					
Letters of credit or bank guarantees	89	88	1	—	—
Total	$7,039	$4,104	$1,277	$798	$860

(1) Included in long term debt for fiscal year 2009, is the principal amount of $326 million related to our 2.375% Notes which is payable upon the conversion of the 2.375% Notes, which are currently convertible as our share price was in excess of 110% of the conversion price for at least 20 consecutive trading days during the last 30 trading days of the fourth quarter of fiscal year 2008. Unless earlier converted, the 2.375% Notes must be redeemed in August 2012.

(2) Includes total future minimum rent expense under non-cancelable leases for both occupied and abandoned facilities (rent expense is shown net of sublease income).

(3) Purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on us, and that specify all significant terms.

As a result of the adoption of FIN 48, we reclassified unrecognized tax benefits to long-term income taxes payable. As of June 27, 2008, we had a liability for unrecognized tax benefits including accrual for the payment of related interest totaling $210 million, none of which is expected to be paid within one year. We are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

Off-Balance Sheet Arrangements

As of June 27, 2008, we did not have any material off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of Regulation S-K).

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and operating results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are highly uncertain at the time of estimation. Based on this definition, our most critical policies include: establishment of sales program accruals, establishment of warranty accruals, accounting for income taxes, and the valuation of intangibles and goodwill. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies and accounting estimates relating to uncollectible customer accounts, valuation of inventory, valuation of share-based payments and acquisition related restructuring. We believe that these other accounting policies and accounting estimates either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

Establishment of Sales Program Accruals. We establish certain distributor and OEM sales programs aimed at increasing customer demand. For the distribution channel, these programs typically involve rebates related to a distributor's level of sales, order size, advertising or point of sale activity and price protection adjustments. For OEM sales, rebates are typically based on an OEM customer's volume of purchases from Seagate or other agreed upon rebate programs. We provide for these obligations at the time that revenue is recorded based on estimated requirements. We estimate these contra-revenue rebates and adjustments based on various factors, including price reductions during the period reported, estimated future price erosion, customer orders, distributor sell-through and inventory levels, program participation, customer claim submittals and sales returns. Our estimates reflect contractual arrangements but also our judgment relating to variables such as customer claim rates and attainment of program goals, and inventory and sell-through levels reported by our distribution customers.

While we believe we have sufficient experience and knowledge of the market and customer buying patterns to reasonably estimate such rebates and adjustments, actual market conditions or customer behavior could differ from our expectations. As a result, actual payments under these programs, which may spread over several months after the related sale, may vary from the amount accrued. Accordingly, revenues and margins in the period in which the adjustment occurs may be affected. For example, if the pricing environment is more competitive than we anticipated, accruals for forward price protection rebates may be inadequate. In addition, during periods in which our distributors' inventories of our products are at higher than historical levels, our contra-revenue estimates are subject to a greater degree of subjectivity and the potential for actual results to vary is accordingly higher. Currently, our distributors' inventories are within the historical range.

Significant actual variations in any of the factors upon which we base our contra-revenue estimates could have a material effect on our operating results. Since fiscal year 2006, total sales programs have ranged from 7% to 9% of gross revenues. Due to the competitive pricing environment in our industry, sales programs as a percentage of gross revenue may increase from the current range. If such rebates and incentives trend upwards, revenues and margins will be reduced. Adjustments to revenues due to under or over accruals for sales programs related to revenues reported in prior periods have averaged 0.3% of quarterly gross revenue for fiscal years 2006 through 2008.

In addition, our failure to accurately predict the level of future sales returns by our distribution customers could have a material impact on our financial condition and results of operations.

Establishment of Warranty Accruals. We estimate probable product warranty costs at the time revenue is recognized. We generally warrant our products for a period of three to five years. Our warranty provision considers estimated product failure rates and trends (including the timing of product returns during the warranty periods), estimated repair or replacement costs and estimated costs for customer compensatory claims related to product quality issues, if any. We use a statistical model to help with our estimates and we exercise considerable judgment in determining the underlying estimates. Should actual experience in any future period differ significantly from our estimates, or should the rate of future product technological advancements fail to keep pace with the past, our future results of operations could be materially affected. Our judgment is subject to a greater degree of subjectivity with respect to newly introduced products and legacy Maxtor designed products because of limited experience with those products upon which to base our warranty estimates.

The actual results with regard to warranty expenditures could have a material adverse effect on our results of operations if the actual rate of unit failure, the cost to repair a unit, or the actual cost required to satisfy customer compensatory claims are greater than that which we have used in estimating the warranty accrual. Since we typically outsource our warranty repairs, our repair cost is subject to periodic negotiations with vendors and may vary from our estimates. We also exercise judgment in estimating our ability to sell certain repaired disc drives. To the extent such sales fall below our forecast, warranty cost will be adversely impacted.

Our warranty cost has ranged from approximately 2% to 2.5% of revenue over the last three years. We review our warranty accrual quarterly for products shipped in prior periods and which are still under warranty. Any changes in the estimates underlying the accrual may result in adjustments that will impact the current period gross margins and income. Re-estimates of prior warranty accruals have approximated 0.5% or less of revenue in fiscal years 2006, 2007 and 2008. Higher than anticipated failures of specific products (as we had in fiscal years 2004 and 2005) and significant increases in repair or replacement costs driven by reduced sales for refurbished products (as during the fiscal years 2006 and 2007) have historically been the major reasons for significant re-estimates.

Income Taxes. We account for income taxes pursuant to SFAS No. 109 and related pronouncements. In applying, SFAS No. 109, we make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, recognition of income and deductions and in the calculation of specific tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions. The deferred tax assets we record each period depend primarily on our ability to generate future taxable income in the United States and certain foreign jurisdictions. Each period, we evaluate the need for a valuation allowance on our deferred tax assets and, if necessary, adjust the valuation allowance so that net deferred tax assets are recorded only to the extent we conclude it is more likely than not that these deferred tax assets will be realized. If our outlook for future taxable income changes significantly, our assessment of the need for a valuation allowance may also change.

In the first quarter of fiscal year 2008, we adopted FIN 48—see Part II, Item 8, Note 4 for additional discussion. The calculation of our tax liabilities involves uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the Internal Revenue Service or other tax jurisdiction. If our estimates of these tax liabilities are greater or less than actual results, an additional tax benefit or provision will result.

Valuation of Intangible Assets and Goodwill. In accordance with the provisions of SFAS No. 141, *Business Combinations* (SFAS No. 141), the purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant judgments, estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon assumptions we believe to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from existing technology, customer relationships, trade names, and other intangible assets; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

We are required to periodically evaluate the carrying values of our intangible assets for impairment. If any of our intangible assets are determined to be impaired, we may have to write down the impaired asset and our earnings would be adversely impacted in the period that occurs.

At June 27, 2008, our goodwill totaled approximately $2.4 billion and our identifiable other intangible assets totaled $111 million. In accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), we assess the impairment of goodwill at least annually, or more often if warranted by events or changes in circumstances indicating that the carrying value may exceed its fair value. This assessment may require the projection and discounting of cash flows, analysis of our market capitalization and estimating the fair values of tangible and intangible assets and liabilities. Estimates of cash flow are based upon, among other things, certain assumptions about expected future operating performance; judgment is also exercised in determining an appropriate discount rate. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to the business model, or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results.

Recent Accounting Pronouncements

In June 2008, FASB Emerging Issues Task Force (EITF) issued Issue No. 07-5, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* (EITF No. 07-5). EITF No. 07-5 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock. EITF No. 07-5 would require us to account for our embedded conversion options as derivatives and record them on our balance sheet as a liability with subsequent fair value changes recorded in the income statement. Although EITF No. 07-5 would have no impact on our actual past or future cash flows, it may require us to record an additional liability on our consolidated balance sheet. Subsequent fair value adjustments may result in significant charges or credits recorded in our consolidated statement of operations. As a result, our financial position and results of operations and earnings per share may be impacted. EITF No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. During fiscal year 2009, we will be evaluating the impact of the pending adoption of EITF No. 07-5 on our fiscal year 2010 consolidated results of operations and financial condition.

In May 2008, the FASB issued FASB Staff Position (FSP), Accounting Principles Board (APB) Opinion No. 14, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB No. 14), which, may require us to recognize additional non-cash interest expense related to our Convertible Senior Notes in our consolidated statements of operations. FSP APB No. 14 requires the issuer to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. FSP APB No. 14 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. FSP APB No. 14 must be applied retrospectively to all periods presented pursuant to the guidance of SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS No. 154). Our accounting for the 2.375% Notes acquired from Maxtor and therefore, our results of operations and financial condition may be impacted by this FSP APB No. 14. During fiscal year 2009, we will be evaluating the impact of FSP APB No. 14 on our fiscal year 2010 consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. During fiscal year 2009, we will be evaluating the impact of the pending adoption of FSP FAS 142-3 on our fiscal year 2010 consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* (SFAS No. 161). SFAS No. 161 requires disclosure of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We will be evaluating the impact of the pending adoption of SFAS No. 161 on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition related restructuring liabilities, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We currently believe that the adoption of SFAS No. 141(R) will result in the recognition of certain types of expenses on our results of operations that are currently capitalized pursuant to existing accounting standards, amongst other potential impacts. SFAS No. 141(R) will impact the accounting for business combinations completed by us on or after adoption in our fiscal year 2010.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect to adopt SFAS No. 159 with respect to our current assets and liabilities but will continue to evaluate the potential application of SFAS No. 159 on an on-going basis.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS No. 157 for financial assets in our fiscal year 2009 and for non-financial assets in our fiscal year 2010. We are currently evaluating the impact of the pending adoption of SFAS No. 157 on our consolidated results of operations and financial condition.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt. We currently do not use derivative financial instruments in either our investment portfolio or to hedge debt.

As stated in our investment policy, we are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk and market risk. We mitigate default risk by maintaining portfolio investments in diversified, high-quality investment grade securities with limited time to maturity. We constantly monitor our investment portfolio and position our portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository. We maintain a highly liquid portfolio by investing only in marketable securities with active secondary or resale markets. At June 27, 2008, our exposure to sub-prime mortgage securities was not significant. As of the date of this filing, we are not aware of any downgrades, losses or other significant deterioration in the fair value of our cash equivalents or short-term investments since June 27, 2008.

We have both fixed and variable rate debt obligations. We enter into debt obligations to support general corporate purposes including capital expenditures and working capital needs. We currently do not use interest rate derivatives to hedge our interest rate exposure.

At June 27, 2008, we had no marketable securities that had been in a continuous unrealized loss position for a period greater than 12 months and determined no investments were other-than-temporarily impaired.

Investment Securities. As of June 27, 2008, we held auction rate securities in the amount of $31 million, all of which are collateralized by pools of student loans guaranteed by the Federal Family Education Loan Program. During the fiscal 2008 year, these securities failed to settle at auction and as a result we recorded an unrealized loss of $3 million and reclassified the securities to long-term investments.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations as of June 27, 2008. All investments, other than our auction rate securities, mature in three years or less. Included in long term debt for fiscal year 2009, is the principal amount of $326 million related to our 2.375% Notes which is payable upon the conversion of the 2.375% Notes, which are currently convertible, as our share price was in excess of 110% of the conversion price for at least 20 consecutive trading days during the last 30 trading days of the fourth quarter of fiscal year 2008. Unless earlier converted, the 2.375% Notes must be redeemed in August 2012.

Fiscal Years Ended

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value June 27, 2008
			(In millions, except percentages)					
Assets								
Cash equivalents:								
Fixed rate	$ 911	$—	$—	$—	$—	$—	$ 911	$ 911
Average interest rate	2.41%						2.41%	
Short-term investments:								
Fixed rate	$ 90	$ 35	$ 25	$—	$—	$—	$ 150	$ 151
Average interest rate	4.21%	5.38%	4.33%				4.51%	
Long-term investments:								
Variable rate	$ —	$—	$—	$—	$—	$ 31	$ 31	$ 28
Average interest rate						2.64%	2.64%	
Total investment securities	$1,001	$ 35	$ 25	$—	$—	$ 31	$1,092	$1,090
Average interest rate	2.57%	5.38%	4.33%			2.64%	2.71%	
Long-Term Debt								
Fixed rate	$ 331	$ 141	$ 5	$ 630	$—	$ 600	$1,707	$1,743
Average interest rate	2.43%	6.76%	5.75%	6.35%		6.80%	5.78%	
Variable rate	$ 30	$ 300					$ 330	$ 323
Average interest rate	3.41%	3.64%					3.62%	

Foreign Currency Exchange Risk. We recognize all of our derivative financial instruments, principally foreign currency forward contracts, on the balance sheet as either assets or liabilities and these derivative financial instruments are carried at fair value.

We may enter into foreign currency forward contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. Our policy prohibits us from entering into derivative financial instruments for speculative or trading purposes. During fiscal years 2008, 2007 and 2006, we did not enter into any hedges of net investments in foreign operations.

We transact business in various foreign countries and our primary foreign currency cash flows are in countries where we have a manufacturing presence. We have established a foreign currency hedging program to protect against the change in value of foreign currency cash flows resulting from operating and capital expenditures over the next year. We hedge portions of our forecasted expenditures denominated in foreign currencies with foreign currency forward contracts designated as cash flow hedges. When the U.S. dollar weakens significantly against the foreign currencies, the increase in value of the future foreign currency expenditure is offset by gains in the value of the foreign currency forward contracts designated as hedges. Conversely, as the U.S. dollar strengthens, the decrease in value of the future foreign currency cash flows is offset by losses in the value of the foreign currency forward contracts. These foreign currency forward contracts, carried at fair value, may have maturities of up to twelve months.

For derivative instruments designated as cash flow hedges, we initially record the effective portion of the gain or loss on the derivative in Other comprehensive income, and the ineffective portion is reported in earnings. Amounts in Other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

We also hedge a portion of our foreign currency denominated balance sheet positions with foreign currency forward contracts to reduce the risk that our earnings will be adversely affected by changes in currency exchange rates. The changes in fair value of these hedges are recognized in earnings in the same period as the gains and losses from the remeasurement of the assets and liabilities. These foreign currency forward contracts are not designated as hedging instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.*

We evaluate hedging effectiveness prospectively and retrospectively and record any ineffective portion of the hedging instruments in Other income (expense) on the Statement of Operations. We did not have any net gains (losses) recognized in Other income (expense) for cash flow hedges due to hedge ineffectiveness in fiscal years 2008, 2007 and 2006. Nor did we discontinue any cash flow hedges for a probable forecasted transaction that would not occur in fiscal years 2008, 2007, and 2006.

As of June 27, 2008, our notional fair values of foreign currency forward contracts totaled $729 million. We do not believe that these derivatives present significant credit risks, because the counterparties to the derivatives consist of highly rated financial institutions, we manage the notional amount of contracts entered into with any one counterparty, and we maintain limits on maximum tenor of contracts based on the credit rating of the financial institutions. The table below provides information as of June 27, 2008, about our derivative financial instruments, comprised of foreign currency forward contracts. The table is provided in U.S. dollar equivalent amounts and presents the notional amounts (at the contract exchange rates) and the weighted average contractual foreign currency exchange rates.

(In millions, except average contract rate)	Notional Amount	Average Contract Rate	Estimated Fair Value (1)
Foreign currency forward contracts:			
British Pound	$ 25	1.94	$—
Euro	27	1.55	—
Singapore Dollar	115	1.36	—
Thai Baht	510	32.18	(23)
Chinese Yuan	20	6.75	—
Malaysian Ringgit	2	3.26	—
Japanese Yen	15	103.45	(1)
Czech Koruna	15	15.94	—
Total	$729		$(24)

(1) Equivalent to the unrealized net gain (loss) on existing contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SEAGATE TECHNOLOGY

CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

	June 27, 2008	June 29, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 990	$ 988
Short-term investments	151	156
Accounts receivable, net	1,410	1,383
Inventories	945	794
Deferred income taxes	274	196
Other current assets	502	284
Total current assets	4,272	3,801
Property, equipment and leasehold improvements, net	2,464	2,278
Goodwill	2,352	2,300
Other intangible assets, net	111	188
Deferred income taxes	616	574
Other assets, net	305	331
Total Assets	$10,120	$9,472
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,652	$1,301
Accrued employee compensation	440	157
Accrued restructuring	80	21
Accrued expenses	519	532
Accrued warranty	226	233
Accrued income taxes	10	75
Current portion of long-term debt	360	330
Total current liabilities	3,287	2,649
Accrued restructuring	7	21
Accrued warranty	219	197
Other non-current liabilities	351	135
Long-term debt, less current portion	1,670	1,733
Total Liabilities	5,534	4,735
Commitments and contingencies (See Notes 8 and 9)		
Shareholders' equity:		
Preferred shares, $0.00001 par value per share—100 million authorized; no shares issued or outstanding	—	—
Common shares, $0.00001 par value per share—1,250 million authorized; 485,127,434 issued and outstanding at June 27, 2008 and 534,981,463 issued and outstanding at June 29, 2007	—	—
Additional paid-in capital	3,501	3,204
Accumulated other comprehensive income (loss)	(16)	(4)
Retained earnings	1,101	1,537
Total Shareholders' Equity	4,586	4,737
Total Liabilities and Shareholders' Equity	$10,120	$9,472

See notes to consolidated financial statements.

SEAGATE TECHNOLOGY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Fiscal Year Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
Revenue	$12,708	$11,360	$9,206
Cost of revenue	9,503	9,175	7,069
Product development	1,028	904	805
Marketing and administrative	659	589	447
Amortization of intangibles	54	49	7
Restructuring and other	88	29	4
Total operating expenses	11,332	10,746	8,332
Income from operations	1,376	614	874
Interest income	57	73	69
Interest expense	(126)	(141)	(41)
Other, net	22	15	22
Other income (expense), net	(47)	(53)	50
Income before income taxes	1,329	561	924
Provision for (benefit from) income taxes	67	(352)	84
Net income	$ 1,262	$ 913	$ 840
Net income per share:			
Basic	$ 2.46	$ 1.64	$ 1.70
Diluted	2.36	1.56	1.60
Number of shares used in per share calculations:			
Basic	512	558	495
Diluted	538	587	524
Cash dividends declared per share	$ 0.42	$ 0.38	$ 0.32

See notes to consolidated financial statements.

SEAGATE TECHNOLOGY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Year Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
OPERATING ACTIVITIES			
Net income	$ 1,262	$ 913	$ 840
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	844	851	612
Stock-based compensation	113	128	90
Deferred income taxes	10	(365)	23
Allowance for doubtful accounts receivable, net of recoveries	(3)	40	—
Redemption charges on 8% Senior Notes due 2009	—	19	—
In-process research and development	4	4	—
Tax benefit from stock options	(6)	—	(44)
Non-cash portion of restructuring and other	2	19	—
Other non-cash operating activities, net	(12)	17	12
Changes in operating assets and liabilities:			
Accounts receivable	(67)	34	(190)
Inventories	(151)	106	(113)
Accounts payable	351	(391)	91
Accrued expenses, employee compensation and warranty	154	(465)	120
Accrued income taxes	13	8	54
Other assets and liabilities	24	25	(38)
Net cash provided by operating activities	2,538	943	1,457
INVESTING ACTIVITIES			
Acquisition of property, equipment and leasehold improvements	(930)	(906)	(1,008)
Proceeds from sale of fixed assets	29	55	—
Purchases of short-term investments	(486)	(322)	(3,220)
Maturities and sales of short-term investments	460	997	3,528
Net cash and cash equivalents acquired from Maxtor	—	—	297
Acquisitions, net of cash and cash equivalents acquired	(78)	(178)	(28)
Other investing activities, net	14	(48)	(130)
Net cash used in investing activities	(991)	(402)	(561)
FINANCING ACTIVITIES			
Net proceeds from issuance of long-term debt	—	1,477	—
Repayment of long-term debt	(34)	(5)	(340)
Redemption of 8% Senior Notes due 2009	—	(400)	—
Redemption premium on 8% Senior Notes due 2009	—	(16)	—
Proceeds from exercise of employee stock options and employee stock purchase plan	178	219	118
Dividends to shareholders	(216)	(212)	(155)
Tax benefit from stock options	6	—	44
Repurchases of common shares	(1,479)	(1,526)	(399)
Net cash used in financing activities	(1,545)	(463)	(732)
Increase in cash and cash equivalents	2	78	164
Cash and cash equivalents at the beginning of the period	988	910	746
Cash and cash equivalents at the end of the period	$ 990	$ 988	$ 910
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 121	$ 88	$ 38
Cash paid for income taxes, net of refunds	34	38	15

See notes to consolidated financial statements.

SEAGATE TECHNOLOGY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For Fiscal Years Ended June 27, 2008, June 29, 2007 and June 30, 2006
(In millions)

	Number of Common Shares	Par Value of Shares	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at July 1, 2005	477	$—	$ 632	$ (3)	$ (9)	$ 1,921	$2,541
Comprehensive income, net of tax:							
Change in unrealized gain (loss) on marketable securities, net					(2)		(2)
Change in unrealized gain (loss) on cash flow hedges, net					4		4
Net income						840	840
Comprehensive income							842
Issuance of common shares related to employee stock options and employee stock purchase plan	18		118				118
Issuance of common shares, assumption of options and nonvested shares in connection with the acquisition of Maxtor	98		1,956				1,956
Substantial premium on convertible debt assumed			175				175
Dividends to shareholders			(155)				(155)
Tax benefit from stock options			44				44
Repurchases of common shares	(17)					(399)	(399)
Stock-based compensation			88	2			90
Balance at June 30, 2006	576	—	2,858	(1)	(7)	2,362	5,212
Comprehensive income, net of tax:							
Change in unrealized gain (loss) on marketable securities, net					7		7
Change in unrealized gain (loss) on cash flow hedges, net					(4)		(4)
Net income						913	913
Comprehensive income							916
Issuance of common shares related to employee stock options and employee stock purchase plan	21		219				219
Dividends to shareholders						(212)	(212)
Repurchases of common shares	(24)					(576)	(576)
Payments made under prepaid forward agreements						(950)	(950)
Shares received under prepaid forward agreements	(38)						
Stock-based compensation			127	1			128
Balance at June 29, 2007	535	—	3,204	—	(4)	1,537	4,737
Cumulative effect adjustment to adopt recognition and measurement provisions of FASB Interpretation No. 48 (See Note 4)						(3)	(3)
Comprehensive income, net of tax:							
Change in unrealized gain (loss) on cash flow hedges, net					(9)		(9)
Change in unrealized gain (loss) on auction rate securities, net					(3)		(3)
Net income						1,262	1,262
Comprehensive income							1,250
Issuance of common shares related to employee stock options and employee stock purchase plan	15		178				178
Dividends to shareholders						(216)	(216)
Tax benefit from stock options			6				6
Repurchases of common shares	(65)					(1,479)	(1,479)
Stock-based compensation			113				113
Balance at June 27, 2008	485	$—	$3,501	$—	$(16)	$ 1,101	$4,586

See notes to consolidated financial statements.

SEAGATE TECHNOLOGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations—Seagate Technology ("Seagate," or "the Company") designs, manufactures and markets rigid disc drives. Hard disc drives, which are commonly referred to as disc drives or hard drives, are used as the primary medium for storing electronic data in systems ranging from desktop and notebook computers, and consumer electronics devices to data centers delivering electronic data over corporate networks and the Internet. The Company produces a broad range of disc drive products addressing enterprise applications, where its products are primarily used in enterprise servers, mainframes and workstations; desktop applications, where its products are used in desktop computers; mobile computing applications, where its products are used in notebook computers; and consumer electronics applications, where its products are used in a wide variety of devices such as digital video recorders (DVRs), gaming devices and other consumer electronic devices that require storage. The Company sells its disc drives primarily to major original equipment manufacturers (OEMs), distributors and retailers. The Company also sells its branded storage solutions under both the Seagate and Maxtor brands.

Critical Accounting Policies and Use of Estimates—The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. The SEC has defined the most critical accounting policies as the ones that are most important to the portrayal of the Company's financial condition and operating results, and require the Company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are highly uncertain at the time of estimation. Based on this definition, the Company's most critical policies include: establishment of sales program accruals, establishment of warranty accruals, accounting for income taxes, as well as the valuation of intangibles and goodwill. Below, these policies are discussed further, as well as the estimates and judgments involved. The Company also has other key accounting policies and accounting estimates relating to uncollectible customer accounts, valuation of inventory, valuation of share-based payments (see Note 3) and acquisition related restructuring (see Note 10). The Company believes that these other accounting policies and accounting estimates either do not generally require it to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on the Company's reported results of operations for a given period.

The Company establishes certain distributor and OEM sales programs aimed at increasing customer demand. For the distribution channel, these programs typically involve rebates related to a distributor's level of sales, order size, advertising or point of sale activity and price protection adjustments. For OEM sales, rebates are typically based on an OEM customer's volume of purchases from the Company or other agreed upon rebate programs. The Company provides for these obligations at the time that revenue is recorded based on estimated requirements. The Company estimates these contra-revenue rebates and adjustments based on various factors, including price reductions during the period reported, estimated future price erosion, customer orders, distributor sell-through and inventory levels, program participation, customer claim submittals and sales returns. The Company's estimates reflect contractual arrangements but also the Company's judgment relating to variables such as customer claim rates and attainment of program goals, and inventory and sell-through levels reported by the Company's distribution customers. During periods in which the Company's distributors' inventories of its products are at higher than historical levels, the Company's sales programs estimates are subject to a greater degree of subjectivity and the potential for actual results to vary is accordingly higher. Currently, the Company's distributors' inventories are within the historical range. Significant actual variations in any of the factors upon which the Company bases its contra-revenue estimates could have a material effect on the Company's operating results. In addition, the Company's failure to accurately predict the level of future sales returns by its distribution customers could have a material impact on the Company's financial condition and results of operations.

The Company estimates probable product warranty costs at the time revenue is recognized. The Company generally warrants its products for a period of three to five years. The Company's warranty provision considers estimated product failure rates and trends (including the timing of product returns during the warranty periods), estimated repair or replacement costs and estimated costs for customer compensatory claims related to product quality issues, if any. The Company uses a statistical model to help with its estimates and the Company exercises considerable judgment in determining the underlying estimates. Should actual experience in any future period differ significantly from its estimates, or should the rate of future product technological advancements fail to keep pace with the past, the Company's future results of operations could be materially affected. The Company's judgment is subject to a greater degree of subjectivity with respect to newly introduced products because of limited experience with those products upon which to base its warranty estimates. The Company continually introduces new products.

The actual results with regard to warranty expenditures could have a material adverse effect on the Company's results of operations if the actual rate of unit failure, the cost to repair a unit, or the actual cost required to satisfy customer compensatory claims are greater than that which the Company has used in estimating the warranty accrual. The Company also exercises judgment in estimating its ability to sell certain repaired disc drives. To the extent such sales fall below the Company's forecast, warranty cost will be adversely impacted.

The Company accounts for income taxes pursuant to Financial Account Standards Board (FASB) Statement (SFAS) No. 109, *Accounting for Income Taxes* (SFAS No. 109) and related pronouncements. In applying SFAS No. 109, the Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, recognition of income and deductions and in the calculation of specific tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions. The Company's recording of deferred tax assets each period depends primarily on the Company's ability to generate future taxable income in the United States and certain foreign jurisdictions. Each period, the Company evaluates the need for a valuation allowance for its deferred tax assets and, if necessary, adjusts the valuation allowance so that net deferred tax assets are recorded only to the extent the Company concludes it is more likely than not that these deferred tax assets will be realized. If the Company's outlook for future taxable income changes significantly, the Company's assessment of the need for a valuation allowance may also change.

In the first quarter of fiscal year 2008, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48) (see Note 4). The calculation of tax liabilities involves uncertainties in the application of complex tax rules and the potential for future adjustment of the Company's uncertain tax positions by the Internal Revenue Service or other tax jurisdiction. If estimates of these tax liabilities are greater or less than actual results, an additional tax benefit or provision will result.

In accordance with the provisions of SFAS No. 141, *Business Combinations* (SFAS No. 141), the purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The Company engages third-party valuation firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant judgments, estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from existing technology, customer relationships, trade names, and other intangible assets;

the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

The Company is required to periodically evaluate the carrying values of its intangible assets for impairment. If any of the Company's intangible assets are determined to be impaired, the Company may have to write down the impaired asset and its earnings would be adversely impacted in the period that occurs.

At June 27, 2008, the Company's goodwill totaled approximately $2.4 billion and its identifiable other intangible assets totaled $111 million. In accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), the Company assesses the impairment of goodwill at least annually, or more often if warranted by events or changes in circumstances indicating that the carrying value may exceed its fair value. This assessment may require the projection and discounting of cash flows, an analysis of the Company's market capitalization and the estimation of the fair values of tangible and intangible assets and liabilities. Estimates of cash flow are based upon, among other things, certain assumptions about expected future operating performance; judgment is also exercised in determining an appropriate discount rate. The Company's estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to the business model, or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect the Company's future financial results.

Basis of Presentation and Consolidation—The consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries, after elimination of intercompany transactions and balances.

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal years 2008, 2007 and 2006 comprised 52 weeks and ended on June 27, 2008, June 29, 2007 and June 30, 2006, respectively. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted. Fiscal year 2009 will be 53 weeks and will end on July 3, 2009.

Revenue Recognition, Sales Returns and Allowances, and Sales Incentive Programs—The Company's revenue recognition policy complies with Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition* (SAB No. 104). Revenue from sales of products, including sales to distribution customers, is generally recognized when title and risk of loss has passed to the buyer, which typically occurs upon shipment from the Company or third party warehouse facilities, persuasive evidence of an arrangement exists, including a fixed or determinable price to the buyer, and when collectability is reasonably assured. For the Company's direct retail customers, revenue is recognized on a sell-through basis.

Estimated product returns are provided for in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists*. The Company also adheres to the requirements of Emerging Issue Task Force (EITF) No. 01-09 *Accounting for Consideration Given by a Vendor to a Customer*, (EITF No. 01-09) for sales incentive programs. Estimated reductions to revenue for sales incentive programs, such as price protection, and sales growth bonuses, are recorded when revenue is recorded. Marketing development programs are either recorded as a reduction to revenue or as an addition to marketing expense depending on the contractual nature of the program and whether the conditions of EITF No. 01-09 have been met.

Product Warranty—The Company warrants its products for periods ranging from three to five years. A provision for estimated future costs relating to warranty returns is recorded when revenue is recognized and is included in cost of revenue. Shipping and handling costs are also included in cost of revenue.

Inventory—Inventories are valued at the lower of cost (which approximates actual cost using the first-in, first-out method) or market. Market value is based upon an estimated average selling price reduced by estimated cost of completion and disposal.

Property, Equipment, and Leasehold Improvements—Land, equipment, buildings and leasehold improvements are stated at cost. The cost basis of assets acquired in the Maxtor business combination was based on estimated fair values at the date of acquisition (see Note 10). Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease. The cost of additions and substantial improvements to property, equipment and leasehold improvements are capitalized. The cost of maintenance repairs to property, equipment and leasehold improvements is expensed as incurred.

Goodwill and Other Intangibles Assets—The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination, and is not subject to amortization. In accordance with SFAS No. 142, the Company tests goodwill for impairment at least annually, or more frequently if events and circumstances warrant.

Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives. The Company's acquisition-related intangible assets are comprised of existing technology, customer relationships, trade names, and other intangible assets and are amortized over periods ranging from one to four years on a straight-line basis. SFAS No. 142 further requires that intangible assets be reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144).

Allowances for Doubtful Accounts—The Company maintains an allowance for uncollectible accounts receivable based upon expected collectability. This reserve is established based upon historical trends, current economic conditions and an analysis of specific exposures. The provision for doubtful accounts is recorded as a charge to general and administrative expense (see Note 2).

Advertising Expense—The cost of advertising is expensed as incurred. Advertising costs were approximately $55 million, $51 million and $40 million in fiscal years 2008, 2007 and 2006, respectively.

Stock-Based Compensation—Effective July 2, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), *Share-Based Payment*, (SFAS No. 123(R)), using the modified-prospective-transition method. The Company has included stock-based compensation costs in its results of operations for fiscal years 2008, 2007 and 2006 (see Note 3). The adoption of SFAS No. 123(R) had a material impact on the Company's results of operations. The Company has elected to apply the with-and-without method to assess the realization of excess tax benefits.

Foreign Currency Remeasurement and Translation—The U.S. dollar is the functional currency for all of the Company's foreign operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at current exchange rates. The gains and losses from the remeasurement of foreign currency denominated balances into U.S. dollars are included in net income (loss) for those operations.

Derivative Financial Instruments—The Company applies the requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133) and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, (SFAS No. 149). Both standards require that all derivatives be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships (see Note 2).

Cash, Cash Equivalents and Short-Term Investments—The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's short-term investments are primarily comprised of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), which is a component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method. The Company invests in auction rate securities. As of June 30, 2006 and June 29, 2007, auction rate securities that had stated maturities greater than three months were classified as short-term investments unless they were purchased three months or less from contractual maturity. As of June 27, 2008, the Company reclassified all auction rate securities to long-term investments due to failed auctions (see Note 2).

Strategic Investments—The Company enters into certain strategic investments for the promotion of business and strategic objectives. Strategic investments are included in the accompanying balance sheets in other assets, net, are recorded at cost and are periodically analyzed to determine whether or not there are indicators of impairment. The carrying value of the Company's strategic investments at June 27, 2008 and June 29, 2007 totaled $34 million and $25 million, respectively.

Concentration of Credit Risk—The Company's customer base for disc drive products is concentrated with a small number of OEMs and distributors. Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for doubtful accounts is based upon the expected collectability of all accounts receivable. The Company places its cash equivalents and short-term investments in investment-grade, highly liquid debt instruments and limits the amount of credit exposure to any one issuer.

Supplier Concentration—Certain of the raw materials and components used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials and components due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain of such materials or components, it would be required to reduce its manufacturing operations, which could have a material adverse effect on its results of operations. In addition, the Company has made prepayments to certain suppliers. Should these suppliers be unable to deliver on their obligations or experience financial difficulty, the Company may not be able to recover these prepayments.

Newly Adopted and Recently Issued Accounting Pronouncements—In the first quarter of fiscal year 2008, the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*—see Note 4 for additional discussion. The calculation of tax liabilities involves uncertainties in the application of complex tax rules and the potential for future adjustment of the Company's uncertain tax positions by the Internal Revenue Service or other tax jurisdiction. If estimates of these tax liabilities are greater or less than actual results, an additional tax benefit or provision will result (see Note 4).

In June 2008, FASB EITF issued Issue No. 07-5, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* (EITF No. 07-5). EITF No. 07-5 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock. EITF No. 07-5 would require the Company to account for its embedded conversion options as derivatives and record them on its balance sheet as a liability with subsequent fair value changes recorded in the income statement. Although EITF No. 07-5 would have no impact on the Company's actual past or future cash flows, it may require it to record an additional liability on its consolidated balance sheet. Subsequent fair value adjustments may result in significant charges or credits recorded in the Company's consolidated statement of operations. As a result, its financial position and results of operations and earnings per share may be impacted. EITF No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. During fiscal year 2009, the Company will be evaluating the impact of the pending adoption of EITF No. 07-5 on its fiscal year 2010 consolidated results of operations and financial condition.

In May 2008, the FASB issued FASB Staff Position (FSP), Accounting Principles Board (APB) Opinion No. 14, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB No. 14), which, may require the Company to recognize additional non-cash interest expense related to its Convertible Senior Notes in its consolidated statements of operations. FSP APB No. 14 requires the issuer to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. FSP APB No. 14 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. FSP APB No. 14 must be applied retrospectively to all periods presented pursuant to the guidance of SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS No. 154). The Company's accounting for the 2.375% Convertible Senior Notes due August 2012 (the "2.375% Notes") acquired from Maxtor and therefore, its results of operations and financial condition may be impacted by this FSP APB No. 14. During fiscal year 2009, the Company will be evaluating the impact of FSP APB No. 14 on its fiscal year 2010 consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. During fiscal year 2009, the Company will be evaluating the impact of the pending adoption of FSP FAS 142-3 on its fiscal year 2010 consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* (SFAS No. 161). SFAS No. 161 requires disclosure of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company will be evaluating the impact of the pending adoption of SFAS No. 161 on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition related restructuring liabilities, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company currently believes that the adoption of SFAS No. 141(R) will result in the recognition of certain types of expenses in its results of operations that are currently capitalized pursuant to existing accounting standards, amongst other potential impacts. SFAS No. 141(R) will impact the accounting for business combinations completed by the Company on or after adoption in its fiscal year 2010.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect to adopt SFAS No. 159 with respect to its current assets and liabilities but will continue to evaluate the potential application of SFAS No. 159 on an on-going basis.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS No. 157 for financial assets in its fiscal year 2009 and for non-financial assets in its fiscal year 2010. The Company is currently evaluating the impact of the pending adoption of SFAS No. 157 on its consolidated results of operations and financial condition.

Net Income Per Share

In accordance with SFAS No. 128, *Earnings per Share* (SFAS No. 128), the following table sets forth the computation of basic and diluted net income per share:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
	(In millions, except per share data)		
Numerator:			
Net income	$1,262	$ 913	$ 840
Adjustment for interest expense on 6.8% Convertible Senior Notes due April 2010	9	—	—
Net income, as adjusted	$1,271	$ 913	$ 840
Denominator:			
Weighted-average common shares outstanding	514	560	496
Weighted-average nonvested shares	(2)	(2)	(1)
Total shares for purpose of calculating basic net income per share	512	558	495
Weighted-average effect of dilutive securities:			
Dilution from employee stock options	17	24	28
2.375% Convertible Senior Notes due August 2012	5	5	1
6.8% Convertible Senior Notes due April 2010	4	—	—
Potential dilutive shares	26	29	29
Total shares for purpose of calculating diluted net income per share	538	587	524
Net Income per share:			
Basic net income per share	$ 2.46	$1.64	$1.70
Diluted net income per share	$ 2.36	$1.56	$1.60

The following potential common shares were excluded from the computation of diluted net income per share as their effect would have been anti-dilutive:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
	(In millions)		
Stock options	23	20	17
Nonvested shares	—	—	1
6.8% Convertible Senior Notes due April 2010	—	4	1

2. Balance Sheet Information

Financial Instruments

The following is a summary of the fair value of available-for-sale securities at June 27, 2008 (in millions):

	Amortized Cost	Unrealized Gain/ (Loss)	Fair Value
US Government & Agency	$ 120	$ (1)	$ 119
Asset Backed Securities	16	—	16
Corporate Bonds	18	—	18
Municipal Bonds	2	—	2
Auction Rate Securities	31	(3)	28
Commercial Paper	333	—	333
Bank Time Deposits	28	—	28
Money Market	546	—	546
Total	$1,094	$ (4)	$1,090
Included in cash and cash equivalents			$ 911
Included in short term investments			151
Included in long term investments			28
			$1,090

At June 27, 2008, the Company had no marketable securities that had been in a continuous unrealized loss position for a period greater than 12 months and determined no investments were other-than-temporarily impaired.

The following is a summary of the fair value of available-for-sale securities at June 29, 2007 (in millions):

	Amortized Cost	Unrealized Gain/ (Loss)	Fair Value
US Government & Agency	$ 145	$ (1)	$ 144
Asset Backed Securities	4	—	4
Corporate Bonds	21	—	21
Municipal Bonds	5	—	5
Commercial Paper	768	—	768
Bank Time Deposits	4	—	4
Money Market	72	—	72
Total	$1,019	$ (1)	$1,018
Included in cash and cash equivalents			$ 862
Included in short term investments			156
			$1,018

At June 29, 2007, the Company had marketable securities with a fair value of $23 million that had been in a continuous unrealized loss position for a period greater than 12 months. The Company reviewed these marketable securities and determined that no investments were other-than-temporarily impaired at June 29, 2007. The unrealized loss on these marketable securities was immaterial.

The fair value of the Company's investment in debt securities, by remaining contractual maturity, is as follows (in millions):

	June 27, 2008	June 29, 2007
Due in less than 1 year	$432	$916
Due in 1 to 3 years	85	27
	$517	$943

Fair Value Disclosures—The carrying value of cash equivalents approximates fair value. The fair values of short-term investments, debentures, notes and loans are estimated based on quoted market prices as of June 27, 2008.

The carrying values and fair values of the Company's financial instruments are as follows:

	June 27, 2008		June 29, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In millions)			
Cash equivalents	$ 911	$ 911	$ 862	$ 862
Short-term investments	151	151	157	156
Long-term investments	28	28	—	—
Floating Rate Senior Notes due October 2009	(300)	(293)	(300)	(300)
6.375% Senior Notes due October 2011	(599)	(584)	(599)	(588)
6.8% Senior Notes due October 2016	(599)	(555)	(598)	(577)
6.8% Convertible Senior Notes due April 2010	(135)	(142)	(135)	(145)
5.75% Subordinated Debentures due March 2012	(41)	(40)	(45)	(45)
2.375% Convertible Senior Notes due August 2012	(326)	(422)	(326)	(455)
LIBOR Based China Manufacturing Facility Loan	(30)	(30)	(60)	(60)

The fair value of the Company's 2.375% and 6.8% convertible securities is a function, in part, of the Company's stock price. Because the Company's stock price has decreased since June 27, 2008, the fair value of these securities has also decreased.

Investment Securities—As of June 27, 2008, the Company held auction rate securities in the amount of $31 million, all of which are collateralized by pools of student loans guaranteed by the Federal Family Education Loan Program. During the fiscal 2008 year, these securities failed to settle at auction and as a result the Company recorded an unrealized loss of $3 million and reclassified the securities to long-term investments.

Derivative Financial Instruments—The Company recognizes all of its derivative financial instruments, principally foreign currency forward contracts, in the balance sheet as either assets or liabilities and these derivative financial instruments are carried at fair value.

The Company may enter into foreign currency forward contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company's policy prohibits it from entering into derivative financial instruments for speculative or trading purposes. During fiscal years 2008, 2007 and 2006, the Company did not enter into any hedges of net investments in foreign operations.

The Company transacts business in various foreign countries and its primary foreign currency cash flows are in countries where it has a manufacturing presence. The Company has established a foreign currency hedging program to protect against the change in value of foreign currency cash flows resulting from operating and capital expenditures over the next year. The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts designated as cash flow hedges. When the U.S. dollar weakens significantly against the foreign currencies, the increase in value of the future foreign currency expenditure is offset by gains in the value of the foreign currency forward contracts designated as hedges. Conversely, as the U.S. dollar strengthens, the decrease in value of the future foreign currency cash flows is offset by losses in the value of the foreign currency forward contracts. These foreign currency forward contracts, carried at fair value, may have maturities of up to 12 months.

For derivative instruments designated as cash flow hedges, the company initially records the effective portion of the gain or loss on the derivative in Other comprehensive income, and the ineffective portion is reported in Other income (expense). Amounts in Other comprehensive income are reclassified into Cost of revenue in the same period during which the hedged forecasted transaction affects earnings.

The Company also hedges a portion of its foreign currency denominated balance sheet positions with foreign currency forward contracts to reduce the risk that its earnings will be adversely affected by changes in currency exchange rates. The changes in fair value of these hedges are recognized in Other income (expense) in the same period as the gains and losses from the remeasurement of the assets and liabilities. These foreign currency forward contracts are not designated as hedging instruments under SFAS No. 133.

The Company evaluates hedging effectiveness prospectively and retrospectively and records any ineffective portion of the hedging instruments in Other income (expense) on the Statement of Operations. The Company did not have any net gains (losses) recognized in Other income (expense) for cash flow hedges due to hedge ineffectiveness in fiscal years 2008, 2007 and 2006. In addition, the Company did not discontinue any cash flow hedges for a probable forecasted transaction that would not occur in fiscal years 2008, 2007, and 2006.

As of June 27, 2008, the notional value of the Company's outstanding foreign currency forward contracts was approximately $25 million in British pounds, $27 million in Euros, $115 million in Singapore dollars, $510 million in Thai baht, $20 million in Chinese yuan, $2 million in Malaysian ringgit, $15 million in Japanese yen, and $15 million in Czech koruna. The fair value of the Company's outstanding foreign currency forward contracts at June 27, 2008 was a liability of $24 million. The Company does not believe that these derivatives present significant credit risks, because the counterparties to the derivatives consist of major financial institutions with high credit quality ratings, it limits the notional amount on contracts entered into with any one counterparty and maintains limits on maximum terms of contracts based on the credit rating of the financial institutions. In addition, the exposure related to forward contracts is generally limited to the amount that a counterparty's obligation exceeds the amount owed by the Company. Net foreign currency transaction losses included in the determination of consolidated net income were $1 million, $3 million and $6 million for fiscal years 2008, 2007 and 2006, respectively.

Accounts Receivable

	June 27, 2008	June 29, 2007
	(In millions)	
Accounts receivable	$1,416	$1,433
Allowance for doubtful accounts	(6)	(50)
	$1,410	$1,383

The Company recorded $40 million of allowance for doubtful accounts in fiscal year 2007 due to the inherent uncertainties following the termination of its distribution relationships with eSys, previously a distributor of Seagate products. The Company's distribution relationships were terminated due to eSys' failure to comply with the terms of its commercial agreements with the Company. The Company is continuing to pursue collection of all amounts owed by eSys; none has been received as of June 27, 2008. The remaining uncollected balance and the corresponding reserve were written off in fiscal year 2008. Any amounts recovered on these receivables will be recorded in the period received.

Activity in the allowance for doubtful accounts is as follows:

	Balance at Beginning of Period	Charges to Operations	Deductions (1)	Assumed from Maxtor	Balance at End of Period
			(In millions)		
Fiscal year ended June 27, 2008	$50	$ (3)	$(41)	$—	$ 6
Fiscal year ended June 29, 2007	$37	$40	$(27)	$—	$50
Fiscal year ended June 30, 2006	$32	$ (3)	$ (2)	$ 10	$37

(1) Uncollectible accounts written off, net of recoveries.

Inventories

Inventories are summarized below:

	June 27, 2008	June 29, 2007
	(In millions)	
Raw materials and components	$352	$277
Work-in-process	111	85
Finished goods	482	432
	$945	$794

Other Current Assets

	June 27, 2008	June 29, 2007
	(In millions)	
Vendor non-trade receivables	$348	$110
Other current assets	154	174
	$502	$284

The Company has non-trade receivables from certain manufacturing vendors resulting from the sale of components to these vendors who manufacture and sell completed sub-assemblies back to the Company. The Company does not reflect the sale of these components in Revenue and does not recognize any profits on these sales. The costs of the completed sub-assemblies are included in inventory upon purchase from the vendors.

Property, equipment and leasehold improvements, net

Property, equipment and leasehold improvements consisted of the following:

	Useful Life in Years	June 27, 2008	June 29, 2007
		(In millions)	
Land		$ 21	$ 21
Equipment	3-5	4,404	4,004
Building and leasehold improvements	Life of lease–48	992	731
Construction in progress		428	348
		5,845	5,104
Less accumulated depreciation and amortization		(3,381)	(2,826)
		$ 2,464	$ 2,278

Amortization of leasehold improvements is included in depreciation and amortization expense. Depreciation expense was $750 million, $699 million and $583 million for fiscal years 2008, 2007 and 2006, respectively.

Interest on borrowings related to eligible capital expenditures is capitalized as part of the cost of the qualified assets and amortized over the estimated useful lives of the assets. During fiscal years 2008 and 2007, the Company capitalized interest of $10 million and $11 million, respectively. No interest was capitalized in fiscal year 2006.

Supplemental Cash Flow Information

The components of depreciation and amortization expense are as follows:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
		(In millions)	
Depreciation and amortization of property, equipment and leasehold improvements	$750	$699	$583
Amortization of intangible assets	94	152	29
	$844	$851	$612

Long-Term Debt and Credit Facilities

The carrying amount of long-term debt consisted of the following:

	June 27, 2008	June 29, 2007
	(In millions)	
Floating Rate Senior Notes due October 2009	$ 300	$ 300
6.375% Senior Notes due October 2011	599	599
6.8% Senior Notes due October 2016	599	598
6.8% Convertible Senior Notes due April 2010	135	135
5.75% Subordinated Debentures due March 2012	41	45
2.375% Convertible Senior Notes due August 2012	326	326
LIBOR Based China Manufacturing Facility Loans	30	60
	2,030	2,063
Less current portion	(360)	(330)
Long-term debt, less current portion	$1,670	$1,733

In September 2006, Seagate Technology HDD Holdings ("HDD"), the Company's wholly-owned direct subsidiary, issued senior notes totaling $1.5 billion comprised of $300 million aggregate principal amount of Floating Rate Senior Notes due October 2009 (the "2009 Notes"), $600 million aggregate principal amount of 6.375% Senior Notes due October 2011 (the "2011 Notes") and $600 million aggregate principal amount of 6.8% Senior Notes due October 2016 (the "2016 Notes"). These notes are unsecured and rank equally in right of payment with all of HDD's other existing and future senior unsecured indebtedness and senior to any present and future subordinated indebtedness of HDD.

$300 Million Aggregate Principal Amount of Floating Rate Senior Notes due October 2009—The 2009 Notes bear interest at a floating rate equal to three-month LIBOR plus 0.84% per year, payable quarterly on January 1, April 1, July 1 and October 1 of each year. Interest payments commenced on January 1, 2007. The 2009 Notes will mature on October 1, 2009. The Company may not redeem the 2009 Notes prior to maturity.

$600 Million Aggregate Principal Amount of Fixed Rate Senior Notes due October 2011—The 2011 Notes bear interest at the rate of 6.375% per year, payable semi-annually on April 1 and October 1 of each year. The 2011 Notes are redeemable at the option of the Company in whole or in part, on not less than 30 nor more than 60 days' notice at a "make-whole" premium redemption price. The "make-whole" redemption price will be equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2011 Notes being redeemed, discounted at the redemption date on a semi-annual basis at a rate equal to the sum of the applicable Treasury rate plus 50 basis points.

$600 Million Aggregate Principal Amount of Fixed Rate Senior Notes due October 2016—The 2016 Notes bear interest at the rate of 6.8% per year, payable semi-annually on April 1 and October 1 of each year. The 2016 Notes are redeemable at the option of the Company in whole or in part, on not less than 30 nor more than 60 days' notice at a "make-whole" premium redemption price. The "make-whole" redemption price will be equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2016 Notes being redeemed, discounted at the redemption date on a semi-annual basis at a rate equal to the sum of the applicable Treasury rate plus 50 basis points.

$135 Million Aggregate Principal Amount of 6.8% Convertible Senior Notes due April 2010 (the "6.8% Notes")—As a result of its acquisition of Maxtor on May 19, 2006 (see Note 10), the Company assumed the 6.8% Notes. The 6.8% Notes require semi-annual interest payments payable on April 30 and October 30. The 6.8% Notes are convertible into common shares of Seagate Technology at a conversion rate of approximately 30.1733 shares per $1,000 principal amount of the notes. Commencing May 5, 2008, the Company may redeem the 6.8% Notes at 100% of their principal amount, plus accrued and unpaid interest, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the redemption notice exceeds 130% of the conversion price on such trading day. If, at any time, substantially all of the common shares are exchanged or acquired for consideration that does not consist entirely of common shares that are listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or similar system, the holders of the notes have the right to require the Company to repurchase all or any portion of the notes at their face value plus accrued interest.

$326 Million Aggregate Principal Amount of 2.375% Convertible Senior Notes due August 2012 (the "2.375% Notes")—As a result of its acquisition of Maxtor on May 19, 2006 (see Note 10), the Company assumed the 2.375% Notes. The 2.375% Notes require semi-annual interest payments payable on February 15 and August 15. The 2.375% Notes are convertible into common shares of Seagate Technology at a conversion rate of approximately 58.6938 shares per $1,000 principal amount of the notes, at the option of the holders, at any

time during a fiscal quarter if, during the last 30 trading days of the immediately preceding fiscal quarter the common shares trade at a price in excess of 110% of the conversion price for 20 consecutive trading days. Upon conversion, the 2.375% Notes are subject to "net cash" settlement whereby the Company will deliver cash for the lesser of the principal amount of the notes being converted or the "conversion value" of the notes which is calculated by multiplying the conversion rate then in effect by the market price of the Company's common shares at the time of conversion. To the extent that the conversion value exceeds the principal amount of the 2.375% Notes, the Company will, at its election, pay cash or issue common shares with a value equal to the value of such excess. If the 2.375% Notes are surrendered for conversion, the Company may direct the conversion agent to surrender those notes to a financial institution selected by the Company for exchange, in lieu of conversion, into a number of the Company's common shares equal to the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and the Company's common shares in lieu thereof. The 2.375% Notes are classified as a current liability on the consolidated balance sheets because they are currently convertible as the Company's share price was in excess of 110% of the conversion price for at least 20 consecutive trading days during the last 30 trading days of the fourth quarter of fiscal year 2008. The payment of dividends to holders of the Company's common shares have in certain quarters resulted in upward adjustments to the conversion rate of the 2.375% Notes and may continue in the future. If the conversion rate continues to increase, the Company may be required to book an increased amount of interest expense.

$55 Million Aggregate Principal Amount of 5.75% Subordinated Debentures due March 2012 (the "5.75% Debentures")—As a result of the Maxtor acquisition (see Note 10), the Company assumed the 5.75% Debentures. The 5.75% Debentures require semi-annual interest payments on March 1 and September 1 and annual sinking fund payments of $5 million or repurchases of $5 million in principal amount of debentures in lieu of sinking fund payments. The 5.75% Debentures are currently convertible for a cash payment of $167.50 per $1,000 principal amount of debentures.

$60 million LIBOR Based China Manufacturing Facility Loan—As a result of the Maxtor acquisition (see Note 10), the Company assumed an outstanding plant construction loan in the amount of $30 million and an outstanding project loan in the amount of $30 million. In fiscal year 2008, the Company repaid the $30 million project loan. The interest rate on the plant construction loan is LIBOR plus 70 to 80 basis points, with the borrowings repayable in two installment payments of $15 million each, one due in October 2008 and the other due in April 2009. Interest payments on the construction loan are made semi-annually on October 15 and April 15. The loan requires annual financial covenants, including a maximum liability to assets ratio and a minimum earnings to interest expense ratio, with which the Company is currently in compliance.

In accordance with APBO No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*, ("APBO 14"), the Company determined the existence of a substantial premium for both the 2.375% Notes and 6.8% Notes and recorded the notes at par value with the resulting excess over par (the substantial premium) recorded in Additional Paid-In Capital in Shareholders' Equity. All other debt assumed in the Maxtor acquisition was recorded at fair market value (see Note 10).

$400 Million Aggregate Principal Amount of 8% Senior Notes Previously due May 2009—In October 2006, the Company redeemed its 8% Senior Notes due May 2009 (the "8% Notes") at a redemption price of $1,040 per $1,000 principal amount of Notes for a total amount paid of $416 million. The redemption premium of $16 million as well as approximately $3 million of unamortized issuance costs were recorded as interest expense in the Company's Consolidated Statement of Operations for fiscal year 2007.

The Company has guaranteed all Senior Notes on a full and unconditional basis (see Note 14).

Revolving Credit Facility—HDD has a senior unsecured $500 million revolving credit facility that matures in September 2011. The credit agreement that governs the Company's revolving credit facility contains covenants that must be satisfied in order to remain in compliance with the agreement. The credit agreement contains three financial covenants: (1) minimum cash, cash equivalents and marketable securities; (2) a fixed charge coverage ratio; and (3) a net leverage ratio. As of June 27, 2008, the Company is in compliance with all covenants.

The $500 million revolving credit facility is available for cash borrowings and for the issuance of letters of credit up to a sub-limit of $100 million. Although no borrowings have been drawn under this revolving credit facility to date, the Company had utilized $62 million for outstanding letters of credit and bankers' guarantees as of June 27, 2008, leaving $438 million for additional borrowings. The credit agreement governing the revolving credit facility includes limitations on the ability of the Company to pay dividends, including a limit of $300 million in any four consecutive quarters.

At June 27, 2008, future minimum principal payments on long-term debt were as follows (in millions):

Fiscal Year	
2009	$ 361
2010	441
2011	5
2012	630
2013	—
Thereafter	600
	$2,037

Included in future minimum principal payments on long-term debt for fiscal year 2009 is the principal amount of $326 million related to the Company's 2.375% Notes, which are payable upon conversion and are currently convertible, as the Company's share price was in excess of 110% of the conversion price for at least 20 consecutive trading days during the last 30 trading days of the fourth quarter of fiscal year 2008. Unless earlier converted, the 2.375% Notes must be redeemed in August 2012.

3. Compensation

Tax-Deferred Savings Plan

The Company has a tax-deferred savings plan, the Seagate 401(k) Plan ("the 401(k) plan"), for the benefit of qualified employees. The 401(k) plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. Pursuant to the 401(k) plan, the Company matches 50% of employee contributions, up to 6% of compensation, subject to maximum annual contributions of $2,500 per participating employee. During fiscal years 2008, 2007 and 2006, the Company made matching contributions of $15 million, $15 million and $13 million, respectively.

Stock-Based Benefit Plans

The Company's stock-based benefit plans have been established to promote the Company's long-term growth and financial success by providing incentives to its employees, directors, and consultants through grants of share-based awards. The provisions of the Company's stock-based benefit plans, which allow for the grant of various types of equity-based awards, are also intended to provide greater flexibility to maintain the Company's competitive ability to attract, retain and motivate participants for the benefit of the Company and its shareholders.

Seagate Technology 2001 Share Option Plan—In December 2000, the Company's board of directors adopted the Seagate Technology 2001 Share Option Plan (the "2001 Plan"). Under the terms of the 2001 Plan, eligible employees, directors, and consultants can be awarded options to purchase common shares of the Company under vesting terms to be determined at the date of grant. A maximum of 100 million common shares is issuable under the 2001 Plan. Options granted to exempt employees will generally vest as follows: 25% of the shares will vest on the first anniversary of the vesting commencement date and the remaining 75% will vest proportionately each month over the next 36 months. Options granted to non-exempt employees will vest on the first anniversary of the vesting commencement date. Options granted under the 2001 Plan were granted at fair market value, with options granted up through September 5, 2004 expiring ten years from the date of grant and options granted subsequent to September 5, 2004 expiring seven years from the date of grant. As of June 27, 2008, there were approximately 84,000 shares available for issuance under the 2001 Plan.

Seagate Technology 2004 Stock Compensation Plan—On August 5, 2004, the Company's board of directors adopted the Seagate Technology 2004 Stock Compensation Plan (the "2004 Plan"), and on October 28, 2004, the Company's shareholders approved the 2004 Plan. A maximum of 63.5 million common shares is issuable under the 2004 Plan. Options granted to exempt employees will generally vest as follows: 25% of the shares will vest on the first anniversary of the vesting commencement date and the remaining 75% will vest proportionately each month over the next 36 months. As of June 27, 2008, there were approximately 30 million shares available for issuance under the 2004 Plan.

Assumed Maxtor Stock Options—In connection with the Company's acquisition of Maxtor, the Company assumed all outstanding options to purchase Maxtor common stock with a weighted-average exercise price of $16.10 on an as-converted basis. Each option assumed was converted into an option to purchase the Company's common shares after applying the exchange ratio of 0.37 Company common shares for each share of Maxtor common stock. In total, the Company assumed and converted Maxtor options into options to purchase approximately 7.1 million of the Company's common shares. In addition, the Company assumed and converted all outstanding Maxtor nonvested stock into approximately 1.3 million of the Company's nonvested shares, based on the 0.37 exchange ratio. The assumed options and nonvested shares exchanged retained all applicable terms and vesting periods. As of June 27, 2008, approximately 1.3 million of the assumed options and approximately 348,000 of the exchanged nonvested shares were outstanding.

Maxtor Corporation 1996 Stock Plan—As a result of the acquisition of Maxtor, the Company assumed all outstanding options under Maxtor's Amended and Restated 1996 Stock Option Plan (the "1996 Plan"). Options under the 1996 Plan generally vest over a four-year period from the date of grant with 25% vesting at the first anniversary date of the vesting commencement date and 6.25% each quarter thereafter, expiring ten years from the date of grant.

Maxtor Corporation 2005 Performance Incentive Plan—As a result of the acquisition of Maxtor, the Company assumed all outstanding options and nonvested stock under Maxtor's 2005 Performance Incentive Plan (the "2005 Plan"). Options granted under the 2005 Plan generally vest over a four-year period with 25% vesting at the first anniversary date of the vesting commencement date and 6.25% each quarter thereafter, expiring ten years from the date of grant. Nonvested shares generally vest over a three-year period from the date of grant with 1/3 vesting at the first anniversary date of the vesting commencement date and 1/3 each year thereafter, and are subject to forfeiture if employment is terminated prior to the time the shares become fully vested and non-forfeitable.

Maxtor (Quantum HDD) Merger Plan—As a result of the acquisition of Maxtor, the Company assumed all outstanding options under Maxtor's (Quantum HDD) Merger Plan. Options granted under this plan were completely vested and exercisable as of June 30, 2006.

Stock Purchase Plan—The Company established an Employee Stock Purchase Plan ("ESPP") in December 2002. At that time, a total of 20 million common shares had been authorized for issuance under the ESPP. On October 26, 2006, the Company's shareholders approved an amendment to the ESPP to increase the number of common shares available for issuance by 10 million bringing the total amount of common shares authorized to be issued under the ESPP to 30 million. In no event shall the total number of shares issued under the ESPP exceed 75 million shares. The ESPP consists of a six-month offering period with a maximum issuance of 2.5 million shares per offering period. The ESPP permits eligible employees who have completed 20 days of employment prior to the commencement of any offering period to purchase common shares through payroll deductions generally at 85% of the fair market value of the common shares. On January 31, 2008, the Company issued approximately 1.9 million common shares under its ESPP, with a weighted-average purchase price of $17.23. On July 31, 2007, the Company issued approximately 1.6 million common shares under its ESPP, with a weighted-average purchase price of $19.98. As of June 27, 2008, there were approximately 9 million common shares available for issuance under the ESPP.

Adoption of SFAS No. 123(R)

Effective July 2, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), *Share-Based Payment*, (SFAS No. 123(R)), using the modified-prospective-transition method.

Determining Fair Value

Valuation and amortization method—The Company estimates the fair value of stock options granted using the Black-Scholes-Merton valuation model and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period or the remaining service (vesting) period.

Expected Term—Expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

Expected Volatility—The Company uses a combination of the implied volatility of its traded options and historical volatility of its share price.

Expected Dividend—The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The dividend yield is determined by dividing the expected per share dividend during the coming year by the grant date share price. The expected dividend assumption is based on the Company's current expectations about its anticipated dividend policy. Also, because the expected dividend yield should reflect marketplace participants' expectations, the Company does not incorporate changes in dividends anticipated by management unless those changes have been communicated to or otherwise are anticipated by marketplace participants.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards do not correspond with the terms for which interest rates are quoted, the Company performed a straight-line interpolation to determine the rate from the available term maturities.

Estimated Forfeitures—When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.

Fair Value—The fair value of the Company's stock options granted to employees, assumed from Maxtor and issued from the ESPP for fiscal years 2008, 2007 and 2006 were estimated using the following weighted-average assumptions:

	Fiscal Years Ended		
	2008	2007	2006
Options under Seagate Plans			
Expected term (in years)	4.0	4.0	3.5–4.0
Volatility	35–36%	37–39%	40–43%
Expected dividend	1.5–2.5%	1.3–1.9%	1.2–2.3%
Risk-free interest rate	2.3–4.2%	4.4–4.8%	4.1–5.0%
Estimated annual forfeitures	4.5%	4.5%	4.6–4.9%
Weighted-average fair value	$7.31	$7.41	$7.15
Options under Maxtor Plans			
Expected term (in years)	—	—	0–4.8
Volatility	—	—	36–39%
Expected dividend	—	—	1.3%
Risk-free interest rate	—	—	5.0–5.1%
Weighted-average fair value	—	—	$10.49
ESPP			
Expected term (in years)	0.5	0.5	0.5–1.0
Volatility	31–36%	33–34%	37–41%
Expected dividend	1.7–2.3%	1.4–1.5%	1.2–1.7%
Risk-free interest rate	2.0–5.0%	5.0–5.2%	3.6–4.5%
Weighted-average fair value	$4.67	$5.80	$7.28

Stock Compensation Expense

Stock Compensation Expense—The Company recorded $98 million, $101 million and $74 million of stock-based compensation during fiscal years 2008, 2007 and 2006, respectively. Additionally, the Company recorded $15 million, $27 million and $16 million of stock-based compensation in fiscal years 2008, 2007 and 2006, respectively, in connection with the assumed options and nonvested shares exchanged in the Maxtor acquisition (see Note 10).

As required by SFAS No. 123(R), management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

In accordance with guidance in SFAS No. 123(R), the cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee's exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. The Company recorded approximately $6 million of excess tax benefits as a financing cash inflow during fiscal year 2008. The Company did not recognize any cash flows from excess tax benefits during fiscal year 2007. The Company recorded approximately $44 million of excess tax benefits as a financing cash inflow during fiscal year 2006.

Stock Option Activity

The Company issues new common shares upon exercise of stock options. The following is a summary of option activity for the Company's stock option plans, including options assumed from Maxtor, for the fiscal year ended June 27, 2008:

Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In millions)			(In millions)
Outstanding at June 29, 2007	56.6	$10.94		
Granted	10.0	24.43		
Exercised	(10.0)	10.94		
Forfeitures and cancellations	(1.6)	22.14		
Outstanding at June 27, 2008	55.0	$10.38	4.7	$255
Vested and expected to vest at June 27, 2008	51.8	$16.74	4.6	$254
Exercisable at June 27, 2008	29.5	$12.34	4.1	$235

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common shares for the 28.0 million options that were in-the-money at June 27, 2008. During fiscal years 2008, 2007 and 2006 the aggregate intrinsic value of options exercised under the Company's stock option plans was $155 million, $280 million and $228 million, respectively, determined as of the date of option exercise. The aggregate fair value of options vested during fiscal year 2008 was approximately $84 million.

At June 27, 2008 the total compensation cost related to options granted to employees under the Company's stock option plans (excluding options assumed in the Maxtor acquisition) but not yet recognized was approximately $122 million, net of estimated forfeitures of approximately $17 million. This cost is being amortized on a straight-line basis over a weighted-average remaining term of approximately 2.3 years and will be adjusted for subsequent changes in estimated forfeitures. In addition to the stock-based compensation cost not yet recognized under the Company's stock option plans, the Company has additional stock-based compensation costs related to options assumed in the Maxtor acquisition of approximately $2 million, which will be amortized over a weighted-average period of approximately 0.9 years.

Nonvested Share Activity

The following is a summary of nonvested share activity under the Company's stock option plans, and nonvested stock assumed from Maxtor for the fiscal year ended June 27, 2008:

Nonvested Shares	Number of Shares	Weighted-Average Grant-Date Fair Value
	(In millions)	
Nonvested at June 29, 2007	1.7	$20.71
Granted	0.2	$22.24
Forfeitures and cancellations	(0.2)	$22.00
Vested	(0.7)	$21.40
Nonvested at June 27, 2008	1.0	$19.10

At June 27, 2008, the total compensation cost related to nonvested shares granted to employees under the Company's stock option plans (excluding nonvested shares exchanged in the Maxtor acquisition) but not yet recognized was approximately $7 million, net of estimated forfeitures of approximately $1 million. This cost is being amortized on a straight-line basis over a weighted-average remaining term of 2.1 years and will be adjusted for subsequent changes in estimated forfeitures. In addition, the Company has additional stock-based compensation related to nonvested shares exchanged in the Maxtor acquisition of approximately $7 million, which will be amortized over a weighted-average period of approximately 1.8 years.

Performance Shares

At the Company's 2007 Annual General Meeting on October 25, 2007, the Company's shareholders approved the issuance of 925,000 performance shares to senior officers of the Company. Subject to continued employment, these performance shares will vest based upon the achievement of certain earnings per share performance objectives as defined in the performance share agreements. The requisite service periods for these awards do not commence until fiscal year 2009. As such, no compensation expense was recognized and no shares vested during fiscal year 2008. During fiscal year 2008, 16,000 of these performance shares were cancelled.

ESPP Information

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In millions)		(In Years)	(In millions)
Outstanding at June 27, 2008	1.9	$16.56	0.2	$5.6
Vested and expected to vest at June 27, 2008	1.9	$16.56	0.2	$5.6

During fiscal years 2008 and 2007, the aggregate intrinsic value of options exercised under the Company's ESPP was $12 million and $25 million, respectively. At June 27, 2008, the total compensation cost related to options to purchase the Company's common shares under the ESPP but not yet recognized was approximately $2 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 0.2 years.

The following table shows the shares issued, and their respective weighted-average purchase price, pursuant to the ESPP during fiscal year 2008.

	January 31, 2008	July 31, 2007
Shares issued (in millions)	1.9	1.6
Weighted-average purchase price per share	$17.23	$19.98

Deferred Compensation Plan

On January 1, 2001, the Company adopted a deferred compensation plan for the benefit of eligible employees. This plan is designed to permit certain discretionary employer contributions, in excess of the tax limits applicable to the 401(k) plan and to permit employee deferrals in excess of certain tax limits. Company assets earmarked to pay benefits under the plan are held by a rabbi trust. The Company has adopted the provisions of EITF No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested* (EITF 97-14). Under EITF 97-14, the assets and liabilities of a rabbi trust must be accounted for as assets and liabilities of the Company. In addition all earnings and expenses of the rabbi trust are recorded as other income or expense in the Company's financial statements. The corresponding gain or loss on deferred compensation plan liabilities is offset against compensation expenses in cost of revenue and operating expenses. At June 27, 2008 and June 29, 2007, the deferred compensation amounts related to the rabbi trust included in Other Assets, net on the accompanying balance sheets were approximately $132 million and $136 million, respectively. At June 27, 2008 and June 29, 2007, the deferred compensation obligation related to the rabbi trust included in Accrued expenses on the accompanying balance sheets were approximately $138 million and $139 million, respectively.

4. Income Taxes

The provision for (benefit from) income taxes consisted of the following:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
	(In millions)		
Current Tax Expense (Benefit):			
U.S. Federal	$ 8	$ 6	$ 35
U.S. State	10	(1)	7
Foreign	26	8	19
Total Current	$ 44	$ 13	$ 61
Deferred Tax Expense (Benefit):			
U.S. Federal	$ 34	$(319)	$ 29
U.S. State	3	(40)	4
Foreign	(14)	(6)	(10)
Total Deferred	$ 23	$(365)	$ 23
Provision for (Benefit from) income taxes	$ 67	$(352)	$ 84

Income before income taxes consisted of the following:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
	(In millions)		
U.S	$ 90	$(125)	$(18)
Foreign	1,239	686	942
	$1,329	$ 561	$924

For fiscal year 2008 there were $6 million tax benefits recorded to Additional Paid-In Capital associated with stock option deductions. The Company did not record a tax expense associated with stock option deductions in fiscal year 2007 compared to $44 million recorded in fiscal year 2006; the related tax benefit was recorded directly to Additional Paid-In Capital.

U.S. federal and state deferred tax expense in fiscal year 2008 was $37 million. In fiscal year 2007, the deferred tax benefit of $359 million includes $319 million of deferred tax benefits resulting from the release of valuation allowance recorded in prior years. The fiscal year 2007 valuation allowance release was largely due to the completion during 2007 of the restructuring of the Company's intercompany arrangements, which enables the Company to forecast future U.S. taxable income with greater certainty and U.S. taxable income from the intercompany sale of certain Maxtor assets. This 2007 valuation allowance release also included a reduction of $322 million in Maxtor goodwill required as a result of the reversal of valuation allowance previously recorded as of the acquisition date against Maxtor related deferred tax assets primarily for tax net operating loss carryovers.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:

	June 27, 2008	June 29, 2007
	(In millions)	
Deferred Tax Assets		
Accrued warranty	$ 156	$ 129
Inventory valuation accounts	44	32
Receivable reserves	15	22
Accrued compensation and benefits	139	119
Depreciation	166	185
Restructuring allowance	13	16
Other accruals and deferred items	110	115
Net operating losses and tax credit carry-forwards	585	436
Capitalized research and development	29	32
Other assets	13	12
Total Deferred Tax Assets	1,270	1,098
Valuation allowance	(433)	(399)
Net Deferred Tax Assets	837	699
Deferred Tax Liabilities		
Unremitted earnings of certain foreign entities	(4)	(5)
Acquired intangible assets	(25)	(31)
Total Deferred Tax Liabilities	(29)	(36)
Net Deferred Tax Assets/(Liabilities)	808	663
Deferred taxes on Inter-company transactions	82	105
Total Deferred Tax Assets	$ 890	$ 768
As Reported on the Balance Sheet		
Current assets—Deferred Income taxes	$ 274	$ 196
Non-current assets—Deferred Tax Assets	616	574
Other non-current liabilities	—	(2)
Total Deferred Income Taxes	$ 890	$ 768

As of June 27, 2008, the deferred tax asset valuation allowance recorded was $433 million. Approximately $22 million of this amount relates to deferred tax assets acquired in the Maxtor transaction for which the related benefit will be credited directly to goodwill when and if realized. The net increase in the valuation allowance in fiscal year 2008 was $34 million. In fiscal years 2007 and 2006, the valuation allowance decreased by $580 million and increased by $327 million, respectively. The fiscal year 2007 valuation allowance release was largely due to the completion during 2007 of the restructuring of the Company's intercompany arrangements, which enables the Company to forecast future U.S. taxable income with greater certainty and U.S. taxable income from the intercompany sale of certain Maxtor assets.

At June 27, 2008, the Company had recorded $890 million of net deferred tax assets. The realization of $808 million of these deferred tax assets is primarily dependent on the Company's ability to generate sufficient U.S. and certain foreign taxable income in future periods. Although realization is not assured, the Company's management believes that it is more likely than not these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease, when the Company reevaluates the underlying basis for its estimates of future U.S. and certain foreign taxable income.

At June 27, 2008, the Company had U.S. federal, state and foreign tax net operating loss carryforwards of approximately $2 billion, $896 million and $690 million, respectively, which will expire at various dates beginning in 2009 if not utilized. At June 27, 2008, the Company had U.S. federal and state tax credit carryforwards of $238 million and $87 million, respectively, which will expire at various dates beginning in 2009, if not utilized. These net operating losses and tax credit carryforwards have not been audited by the relevant tax authorities and could be subject to adjustment on examination. Of the $2 billion of loss carryovers noted above, approximately $859 million will be credited to Additional Paid-in Capital upon recognition.

As a result of the Maxtor acquisition, Maxtor underwent a change in ownership within the meaning of Section 382 of the Internal Revenue Code (IRC Sec. 382) on May 19, 2006. In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. As of June 27, 2008, approximately $1.3 billion and $337 million of U.S. federal and state net operating losses, respectively, and $36 million of tax credit carryovers acquired from Maxtor are generally subject to an annual limitation of approximately $110 million. Certain amounts may be accelerated into the first five years following the acquisition pursuant to IRC Section 382 and published notices.

On January 3, 2005, the Company underwent a change in ownership under IRC Section 382 due to the sale of common shares to the public by its then largest shareholder, New SAC. Based on an independent valuation as of January 3, 2005, the annual limitation for this change is $44.8 million. As of June 27, 2008, there is $453 million of U.S. net operating loss carryforwards and $110 million of U.S. tax credit carryforwards subject to IRC Section 382 limitation associated with the January 3, 2005 change. To the extent management believes it is more likely than not that the deferred tax assets associated with tax attributes subject to IRC Section 382 limitations will not be realized, a valuation allowance has been provided.

The applicable statutory rate in the Cayman Islands was zero for the Company for fiscal years ended June 27, 2008, June 29, 2007 and June 30, 2006. For purposes of the reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.S. 35% rate is applied as follows.

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
		(In millions)	
Provision at U.S. notional statutory rate	$ 465	$ 196	$ 323
State income tax provision (benefit), net of U.S. notional income tax benefit	12	(41)	7
Permanent differences	10	14	13
Valuation allowance	(41)	(279)	65
Use of current year U.S. tax credit	(1)	(27)	(11)
Foreign earnings not subject to U.S. notional income tax	(406)	(227)	(309)
Tax expense related to intercompany transactions	24	19	—
Other individually immaterial items	4	(7)	(4)
Provision for (benefit from) income taxes	$ 67	$(352)	$ 84

A substantial portion of the Company's manufacturing operations in China, Malaysia, Singapore, Switzerland and Thailand operate under various tax holidays and tax incentive programs, which expire in whole or in part at various dates through 2020. Certain of the tax holidays may be extended if specific conditions are met. The net impact of these tax holidays and tax incentive programs was to increase the Company's net income by approximately $214 million in fiscal year 2008 ($0.40 per share, diluted), $194 million in fiscal year 2007 ($0.33 per share, diluted), and $197 million in fiscal year 2006 ($0.38 per share, diluted).

The Company consists of a foreign parent holding company with various foreign and U.S. subsidiaries. Dividend distributions received from the Company's U.S. subsidiaries may be subject to U.S. withholding taxes when, and if, distributed. Deferred tax liabilities have not been recorded on unremitted earnings of certain other foreign subsidiaries, as these earnings will not be subject to tax in the Cayman Islands or U.S. federal income tax if remitted to the foreign parent holding company.

Effective at the beginning of the first quarter of fiscal year 2008, the Company adopted the provisions of FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As a result of the implementation of FIN 48, the Company increased its liability for net unrecognized tax benefits at the date of adoption. The Company accounted for the increase primarily as a cumulative effect of a change in accounting principle that resulted in a decrease to retained earnings of $3 million and an increase to goodwill of $25 million. The total amount of gross unrecognized tax benefits as of the date of adoption was $385 million excluding interest and penalties. At June 27, 2008, the Company had approximately $374 million in total unrecognized tax benefits excluding interest and penalties. The total unrecognized tax benefits that, if recognized, would impact the effective tax rate were $75 million and $63 million as of June 27, 2008 and June 29, 2007, respectively.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits from June 30, 2007 to June 27, 2008:

	Fiscal Year Ended June 27, 2008
	(In millions)
Balance of unrecognized tax benefits at June 30, 2007	$385
Gross increase for tax positions of prior year	3
Gross decrease for tax positions of prior years	(13)
Gross increase for tax positions of current year	12
Gross decrease for tax positions of current year	(3)
Settlements	(1)
Lapse of statute of limitations	(9)
Balance of unrecognized tax benefits at June 27, 2008	$374

The Company's policy to include interest and penalties related to unrecognized tax benefits in the provision for taxes on the condensed Consolidated Statements of Operations did not change as a result of implementing the provisions of FIN 48. As of the date of adoption of FIN 48, the Company had accrued approximately $19 million for the payment of interest and penalties relating to unrecognized tax benefits. This accrual increased by $3 million to approximately $22 million as of June 27, 2008.

During the 12 months ending June 27, 2008, the Company recognized a previously unrecognized tax benefit of approximately $13 million related to the recognition of foreign uncertain tax benefits as a result of new information obtained during the year. The Company also recognized a previously unrecognized tax benefit of approximately $9 million for foreign uncertain tax benefits resulting in a reduction of the Maxtor goodwill as a result of the expiration of certain foreign statutes of limitation for pre-acquisition periods.

During the 12 months beginning June 28, 2008, the Company expects to reduce its unrecognized tax benefits by approximately $21 million as a result of the expiration of certain statutes of limitation. The Company does not believe it is reasonably possible that other unrecognized tax benefits will materially change in the next 12 months. However, the resolution and/or timing of closure on open audits are highly uncertain as to when these events occur.

The Company files U.S. federal, U.S. state, and foreign tax returns. The statutes of limitation for U.S. Federal returns are open for fiscal year 2003 and forward. The Internal Revenue Service has completed its examination of fiscal years ending in 2003 and 2004. For state and foreign tax returns, the Company is generally no longer subject to tax examinations for years prior to fiscal year 2001.

5. Restructuring Costs and Other

Ongoing Restructuring Activities

During fiscal year 2008, the Company recorded restructuring and other charges of $88 million, comprised mainly of charges related to the planned closures of its Limavady, Northern Ireland and Milpitas, California operations. These restructuring and other charges are reported in Restructuring and other in the Consolidated Statement of Operations.

The restructuring charges associated with the Limavady facility were primarily related to employee termination costs of $29 million and approximately $18 million related to expected grant repayments. The Company plans to cease production of its Limavady facility during the first quarter of fiscal year 2009 and expects all activities related to this closure to be complete by the second half of fiscal year 2009. The Company expects additional restructuring charges of approximately $10 million to be recorded primarily over the next two quarters, resulting in aggregate restructuring charges of approximately $60 million to $65 million.

The Company recorded approximately $19 million of restructuring charges associated with employee termination costs related to the planned closure of its media manufacturing facility in Milpitas, California. The Company plans to cease production of its Milpitas facility during the first quarter of fiscal year 2009 and expects all activities related to this closure to be complete by the second half of fiscal year 2009. The Company expects additional restructuring charges of approximately $17 million to be recorded primarily over the next two quarters, resulting in an aggregate restructuring charge of approximately $36 million. In addition, as a result of the planned closure of the Milpitas facility, the Company expects approximately $38 million relating to accelerated asset depreciation to be recorded to cost of revenue in the first quarter of fiscal year 2009.

The remaining restructuring and other charges were primarily comprised of employee termination costs as a result of plans to continue the alignment of the Company's global workforce with existing and anticipated business requirements around the world. The Company expects these restructuring activities to be completed by the end of its fourth quarter of fiscal year 2009.

During fiscal year 2007, the Company recorded restructuring costs of approximately $33 million in connection with its ongoing restructuring activities. These costs were primarily a result of a restructuring plan established to continue the alignment of the Company's global workforce with existing and anticipated business requirements, primarily in its U.S. and Far East operations and asset impairments. The restructuring costs were comprised of employee termination costs of approximately $14 million relating to a reduction in the Company's workforce, approximately $11 million in charges related to impaired facility improvements and equipment as a result of the alignment plan, and approximately $8 million in charges related to impaired other intangibles. These restructuring and impairment charges are reported in Restructuring and other in the Consolidated Statement of Operations. Additionally, the Company reversed $4 million of restructuring accruals relating to the sale of a surplus building impaired in a prior restructuring. The Company has substantially completed these restructuring activities.

During fiscal year 2006, the Company recorded restructuring costs of approximately $4 million in connection with its ongoing restructuring activities. These restructuring costs are reported in Restructuring and other in the Consolidated Statement of Operations. These costs were related to a restructuring plan established to continue the alignment of the Company's global workforce with existing and anticipated business requirements in its Far East operations. The restructuring costs were comprised of employee termination costs relating to a continuing effort to optimize the Company's production around the world. The Company has completed these restructuring activities.

The following table summarizes the Company's restructuring activities for fiscal years 2008, 2007 and 2006.

	Severance and Benefits	Grant Repayment	Impaired Equipment and Other Intangible Assets	Total
		(In millions)		
Accrual balances, July 1, 2005	$ 2	$—	$—	$ 2
Restructuring charge	4	—	—	4
Cash payments	(6)	—	—	(6)
Accrual balances, June 30, 2006	—	—	—	—
Restructuring charge	14	—	19	33
Cash payments	(5)	—	—	(5)
Non-cash charges	—	—	(19)	(19)
Accrual balances, June 29, 2007	9	—	—	9
Restructuring charge	58	18	3	79
Cash payments	(15)	—	—	(15)
Non-cash charges	—	—	(3)	(3)
Accrual balances, June 27, 2008	$ 52	$ 18	$—	$ 70

Liabilities Recognized in Connection with Business Combinations

In connection with the Maxtor acquisition, the Company accrued certain exit costs (see Note 10).

6. Business Segment and Geographic Information

In accordance with SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, the Company has concluded that its manufacture and distribution of disc drives constitutes one segment. The Company's manufacturing operations are based on technology platforms that are used to produce various disc drive products that serve multiple disc drive applications and markets. The Company's main technology platforms are primarily focused around areal density of media and read/write head technologies. In addition, the Company also invests in certain other technology platforms including motors, servo formatting read/write channels, solid state technologies and sealed drive technologies. The Company has determined that its Chief Executive Officer is the Company's chief operating decision maker (CODM) as he is responsible for reviewing and approving investments in the Company's technology platforms and manufacturing infrastructure.

In fiscal years 2008, 2007 and 2006, Hewlett-Packard Company ("HP") accounted for 16%, 16% and 17% of consolidated revenue, respectively, while Dell, Inc. ("Dell") accounted for 11%, 9% and 11% of consolidated revenue in fiscal years 2008, 2007 and 2006, respectively. No other customer accounted for more than 10% of consolidated revenue in any year presented.

Long-lived assets consist of property, equipment and leasehold improvements, capital leases, equity investments and other non-current assets as recorded by the Company's operations in each area.

The following table summarizes the Company's operations by geographic area:

	Fiscal Years Ended		
	June 27, 2008	June 29, 2007	June 30, 2006
		(In millions)	
Revenue from external customers (1):			
United States	$ 3,880	$ 3,260	$2,858
The Netherlands	3,696	2,666	2,127
Singapore	4,915	4,346	3,481
Other	217	1,088	740
Consolidated	$12,708	$11,360	$9,206
Long-lived assets:			
Singapore	$ 1,020	$ 1,038	$ 915
United States	774	792	701
Thailand	303	368	432
China	210	288	251
Other	463	205	97
Consolidated	$ 2,770	$ 2,691	$2,396

(1) Revenue is attributed to countries based on the shipping location.

7. Equity

Share Capital

The Company's authorized share capital is $13,500 and consists of 1,250,000,000 common shares, par value $0.00001, of which 485,127,434 shares were outstanding as of June 27, 2008 and 100,000,000 preferred shares, par value $0.00001, of which none were issued or outstanding as of June 27, 2008.

Common shares—Holders of common shares are entitled to receive dividends when and as declared by the Company's board of directors (the "Board of Directors"). Upon any liquidation, dissolution, or winding up of the Company, after required payments are made to holders of preferred shares, any remaining assets of the Company will be distributed ratably to holders of the preferred and common shares. Holders of shares are entitled to one vote per share on all matters upon which the common shares are entitled to vote, including the election of directors.

Preferred shares—The Company is authorized to issue up to a total of 100,000,000 preferred shares in one or more series, without shareholder approval. The Board of Directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The Board of Directors can also increase or decrease the number of shares of a series, but not below the number of shares of that series then outstanding, without any further vote or action by the shareholders.

The Board of Directors may authorize the issuance of preferred shares with voting or conversion rights that could harm the voting power or other rights of the holders of the common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of its common shares and the voting and other rights of the holders of common shares. As of June 27, 2008, there were no preferred shares outstanding.

Issuance of Common Shares

During fiscal year 2008, the Company issued approximately 10 million of its common shares from the exercise of stock options, 0.9 million related to the issuance of performance shares, approximately 0.2 million of nonvested shares and approximately 3.6 million of its common shares related to the Company's employee stock purchase plan.

Repurchases of Equity Securities

On August 8, 2006, the Company announced that its board of directors authorized the use of up to $2.5 billion for the repurchase of the Company's outstanding common shares over a two-year period. The Company also announced a new plan on February 4, 2008, to repurchase up to an additional $2.5 billion of the Company's outstanding common shares over a two-year period. During fiscal year 2008, the Company repurchased approximately 65 million of its common shares, all of which were cancelled and are no longer outstanding, through open market purchases at an average price of $22.89 for a total of approximately $1.5 billion. Of this amount, the Company repurchased approximately $974 million under the $2.5 billion August 2006 stock repurchase plan and approximately $505 million under the $2.5 billion February 2008 stock repurchase plan.

As of June 27, 2008, the Company had no amounts remaining under the August 2006 stock repurchase plan and had approximately $2.0 billion remaining under the February 2008 stock repurchase plan. Share purchases during the fiscal year were as follows:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
	(In millions)		(In millions)	(In millions)
August 2006 Stock Repurchase Plan				
Total Through 4th Quarter of Fiscal Year 2007	62.0	$24.62	62.0	$ 974
First quarter	10.2	$24.41	72.2	$ 725
Second quarter	9.3	$26.99	81.5	$ 474
Third quarter	22.6	$20.97	104.1	$ —
Fourth quarter	—	$ —	104.1	$ —
Total Through 4th Quarter of Fiscal Year 2008	104.1	$24.02	104.1	$ —
February 2008 Stock Repurchase Plan				
Third quarter	13.4	$23.06	13.4	$2,191
Fourth quarter	9.1	$21.54	22.5	$1,995
Total Through 4th Quarter of Fiscal Year 2008	22.5	$22.44	22.5	$1,995

From the authorization of the August 2006 stock repurchase plan and through the fiscal year ended June 29, 2007, the Company repurchased approximately 62.0 million shares, all of which were cancelled and are no longer outstanding. The Company repurchased these shares through a combination of open market purchases and prepaid forward agreements with large financial institutions, according to which the Company prepaid the financial institutions a fixed amount to deliver a variable number of shares at future dates. The Company entered into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the Volume Weighted Average Price ("VWAP") of its common shares. The Company's policy has been to enter into such transactions only when the discount that it receives is higher than the foregone return on its cash prepayment to the financial institution. There were no explicit commissions or fees on these prepaid forward agreements. Under the terms of these agreements, there was no requirement for the financial institutions to return any portion of the prepayment to the Company. These prepaid forward agreements were not derivatives because the Company had prepaid all amounts and had no remaining obligation. The agreements do not contain an embedded derivative. The prepayments were recorded as a reduction to shareholders' equity when paid and the shares were deducted from shares outstanding. The agreements require the physical delivery of shares; there were no settlement alternatives, except in the case of certain defined extraordinary events which are outside the control of Seagate and the financial institutions. The parameters used to calculate the final number of shares deliverable were the total notional amount of the contract and the average VWAP of the Company's stock during the contract period less the agreed upon discount. The contracts are indexed solely to the price of Seagate's common shares.

During fiscal year 2007, the Company repurchased 24.3 million shares through open market repurchases. In addition, the Company made payments totaling $950 million under prepaid forward agreements and took delivery of 37.7 million shares using prepaid forward agreements. Shares physically delivered to the Company were cancelled and were no longer outstanding. At June 29, 2007, there were no outstanding prepaid forward agreements to repurchase the Company's common shares. As of June 29, 2007, the Company had approximately $974 million remaining under the authorized $2.5 billion August 2006 stock repurchase program.

8. Commitments

Leases—The Company leases certain property, facilities and equipment under non-cancelable lease agreements. Land and facility leases expire at various dates through 2082 and contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. Also, certain leases provide for renewal of the lease at the Company's option at expiration of the lease. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at June 27, 2008 (lease payments are shown net of sublease income):

Fiscal Years Ending	Operating Leases
	(In millions)
2009	$ 42
2010	38
2011	39
2012	34
2013	20
Thereafter	108
	$281

Total rent expense for all land, facility and equipment operating leases was approximately $32 million, $36 million and $24 million for fiscal years 2008, 2007 and 2006, respectively. Total sublease rental income for fiscal years 2008, 2007 and 2006 was $6 million, $11 million and $6 million, respectively. The Company subleases a portion of its facilities that it considers to be in excess of current requirements. As of June 27, 2008, total future lease income to be recognized for the Company's existing subleases is approximately $26 million.

The Company established reserves for both adverse and favorable leasehold interests and for exit costs that apply directly to the lease commitments assumed through the acquisition of Maxtor. As of June 27, 2008, in accordance with SFAS No. 141, the Company has recorded a $52 million adverse leasehold interest and a $4 million favorable leasehold interest. Both the adverse and favorable leasehold interest reserves are being amortized to Cost of Revenue and Operating Expenses over the remaining duration of the leases. In addition, the Company had $17 million and $28 million remaining in accrued exit costs related to the planned exit of Maxtor leased excess facilities at June 27, 2008 and June 29, 2007, respectively.

Capital Expenditures—The Company's commitments for construction of manufacturing facilities and equipment approximated $289 million at June 27, 2008.

9. Legal, Environmental, and Other Contingencies

In accordance with SFAS No. 5, *Accounting for Contingencies,* the Company assesses the probability of an unfavorable outcome of all its material litigation, claims, or assessments to determine whether a liability had been incurred and whether it is probable that one or more future events will occur confirming the fact of the loss. In the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment. Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, the Company may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect adverse effect on its results of operations. Accordingly, actual results could differ materially.

Intellectual Property Litigation

Convolve, Inc. and Massachusetts Institute of Technology ("MIT") v. Seagate Technology LLC, et al—Between 1998 and 1999, Convolve, Inc., a small privately held technology consulting firm founded by an MIT Ph.D., engaged in discussions with Seagate Technology, Inc. with respect to the potential license of technology that Convolve claimed to own. During that period, the parties entered into non-disclosure agreements. The Company declined Convolve's offer of a license in late 1999. On July 13, 2000, Convolve and MIT filed suit against Compaq Computer Corporation and the Company in the U.S. District Court for the Southern District of New York, alleging patent infringement, misappropriation of trade secrets, breach of contract, tortious interference with contract and fraud relating to Convolve and MIT's Input Shaping® and Convolve's Quick and Quiet™ technology. The plaintiffs claim their technology is incorporated in the Company's sound barrier technology, which was publicly announced on June 6, 2000. The complaint seeks injunctive relief, $800 million in compensatory damages and unspecified punitive damages. The Company answered the complaint on August 2, 2000 and filed counterclaims for declaratory judgment that two Convolve/MIT patents are invalid and not infringed and that the Company owns any intellectual property based on the information that the Company disclosed to Convolve. The court denied plaintiffs' motion for expedited discovery and ordered plaintiffs to identify their trade secrets to defendants before discovery could begin. Convolve served a trade secrets disclosure on August 4, 2000, and the Company filed a motion challenging the disclosure statement. On May 3, 2001, the court appointed a special master to review the trade secret issues. The special master resigned on June 5, 2001, and the court appointed another special master on July 26, 2001. After a hearing on the Company's motion challenging the trade secrets disclosure on September 21, 2001, the special master issued a report and recommendation to the court that the trade secret list was insufficient. Convolve revised the trade secret list, and the court entered an order on January 1, 2002, accepting the special master's recommendation that this trade secret list was adequate. On November 6, 2001, the U.S. Patent and Trademark Office ("USPTO") issued US Patent No. 6,314,473 to Convolve. Convolve filed an amended complaint on January 16, 2002, alleging defendants' infringement of this patent, and the Company answered and filed counterclaims on February 8, 2002. On July 26, 2002, the Company filed a Rule 11 motion challenging the adequacy of plaintiffs' pre-filing investigation on the first two patents alleged in the complaint and seeking dismissal of plaintiffs' claims related to these patents and reimbursement of attorney's fees. The court denied the Company's motion on May 23, 2003. On May 6, 2003, the USPTO issued to Convolve U.S. Patent No. 6,560,658 B2, entitled "Data Storage Device with Quick and Quiet Modes." Convolve indicated that it would seek leave of the court to add this patent to the lawsuit, but it never did so. This latest patent is a continuation of a patent currently in the lawsuit (U.S. Patent No. 6,314,473). The Company believes any claims that may relate to this continuation patent would be without merit, regardless of whether such claims were added to the ongoing litigation or asserted against the Company in a separate lawsuit. Judge John Martin, who was assigned this case, announced his retirement from the federal bench. The case was reassigned to Judge George B. Daniels. On October 14, 2003, the Special Master resigned from the case due to Convolve's claim that he had a conflict of interest. Magistrate Judge James C. Francis IV was appointed to handle all discovery matters. Plaintiffs have indicated that they will dismiss claims regarding U.S. Patent No. 5,638,267 from the case. The claims construction hearing on U.S. Patent Nos. 4,916,635 and 6,314,473 was held on March 30 and 31, 2004. On August 11, 2005, the court entered an order construing the patent claims. Both Seagate and Compaq moved for reconsideration of its claim construction in light of intervening new law in the Federal Circuit's then-recent decision in *Phillips v. AWH Corp., et al.*, 415 F.3d 1303 (Fed. Cir. 2005). Convolve also moved for clarification. The court denied reconsideration without oral argument on December 7, 2005. The court later granted Convolve's unopposed clarification motion. On March 29, 2006, the court granted Seagate's summary judgment motion that Convolve's fraud, tortious interference with contract, unfair competition, and breach of confidence claims are preempted by the California Uniform Trade Secrets Act (CUTSA). The court also held that while Convolve's claim for breach of the covenant of good faith and fair dealing is not preempted by the CUTSA, no tort damages are available. The court denied the Company's motion for summary judgment on a trade secret issue, finding there is an issue of fact that must be decided. Finally, the court entered an order on July 14, 2006, that Convolve has no evidence to prove its claims regarding 10 alleged trade secrets, precluding Convolve from proceeding at trial on those claims, and precluding Convolve from alleging violations of the 10 alleged trade secrets by either defendant prior to December 7, 2005, the date of the hearing. At Seagate's request, the USPTO determined that both patents in suit have substantial new issues of patentability and ordered reexamination of the patents. The court denied the Company's motion to stay the case pending patent reexamination. In initial office actions, the USPTO Examiner rejected all claims of both patents as unpatentable. No trial date has been set. The Company believes the claims are without merit, and intends to defend against them vigorously.

Shao Tong, et al. v. Seagate International (Wuxi) Co., Ltd—In July 2002, the Company was sued in the People's Court of Nanjing City, China, by an individual, Shao Tong, and a private Chinese company, Nanjing Yisike Network Safety Technique Co., Ltd. The complaint alleged that two of the Company's personal storage disc drive products infringe Chinese patent number ZL94111461.9, which prevents the corruption of systems data stored on disc drives. The suit, which sought to stop the Company from manufacturing the two products and claimed immaterial monetary damages, was dismissed by the court on procedural grounds on November 29, 2002. On December 3, 2002, the plaintiffs served the Company with notice that they had refiled the lawsuit. The new complaint contains identical infringement claims against the same disc drive products, claims immaterial monetary damages and attorney's fees and requests injunctive relief and a recall of the products from the Chinese market. Manufacture of the accused products ceased in May 2003. At a hearing on March 10, 2003, the court referred the matter to an independent technical advisory board for a report on the application of the patent claims to the two products. On June 10, 2003, the Company presented its non-infringement case to the technical panel. The panel issued a technical advisory report to the court finding no infringement. The court heard oral arguments on the technical advisory report in September 2003, issued an order that the Company's products do not infringe the patent and rejected plaintiffs' lawsuit. Plaintiffs filed an appeal with the Jiangsu High Court, and the Company filed its opposition brief on January 21, 2004. The PRC Patent Reexamination Board declared patent ZL94111461.9 invalid on March 28, 2004. The Jiangsu High Court stayed the appeal on the infringement case pending a final judgment on patent invalidity. On June 22, 2004, Shao Tong filed a lawsuit in the Beijing Intermediate People's Court against the PRC PRB challenging its patent invalidity decision. On November 29, 2004, the court affirmed the decision of patent invalidity. In December 2004, Shao Tong appealed the decision to the Beijing High People's Court, the highest appellate court, and a hearing was held June 22, 2005. The court scheduled a rehearing on December 8, 2005, and subsequently reversed the lower court and PRB decisions due to a procedural error. The case was remanded to the PRB for further action to correct the procedural error. A new PRB panel was appointed and the procedural error was corrected. The invalidity case was reargued at a hearing on May 9, 2006. In 2006, the Company filed a second invalidity proceeding with the PRB. On June 14, 2007, the PRB issued an order holding the patent invalid based on the first invalidity request. The second invalidity request was stayed as a result of the ruling on the first request. Shao Tong again filed a lawsuit against the PRC PRB and the court affirmed the invalidity decision in December 2007. In January 2008, Shao Tong appealed this decision to the Beijing High People's Court. In a final judgment issued in June 2008, the court upheld the patent invalidity decision of the PRC PRB. The Jiangsu High Court dismissed Shao Tong's appeal of the judgment of noninfringment, bringing this matter to a close.

Siemens, AG v. Seagate Technology—On August 23, 2006, Siemens, AG, a German corporation, filed a complaint against Seagate Technology in the U.S. District Court for the Central District of California alleging infringement of U.S. Patent No. 5,686,838 (the '838 patent) entitled "Magnetoresistive Sensor Having at Least a Layer System and a Plurality of Measuring Contacts Disposed Thereon, and a Method of Producing the Sensor."

The suit alleges that Seagate drives incorporating Giant Magnetic Resistance (GMR) sensors infringe the '838 patent. The complaint seeks damages in an unstated amount, an accounting, preliminary and permanent injunctions, prejudgment interest, enhanced damages for alleged willful infringement, and attorney fees and costs. The lawsuit was served on Seagate on September 6, 2006. The Company served an answer to the complaint on November 27, 2006, denying all material allegations and asserting affirmative defenses. Siemens amended its complaint to add Tunnel Magnetic Resistance (TMR) sensors to the case. On May 9, 2008, the court entered summary judgment that TMR sensors are not covered by the '838 patent, thus eliminating TMR products from the case. Trial is scheduled to begin November 11, 2008. The Company believes the claims are without merit, and intends to defend against them vigorously.

StorMedia Texas LLC v. Comp USA, et al—On January 22, 2007, a lawsuit was filed against 11 defendants, alleging infringement of U.S. Patent No. 6,805,891 (the '891 patent), a media patent that is allegedly owned by StorMedia Texas LLC. The suit was filed in U.S. District Court for the Eastern District of Texas, Marshall Division. All major hard disc drive companies are named, including Seagate Technology, Seagate Technology LLC, Hitachi, Fujitsu, Samsung, Toshiba, and Western Digital, as well as retailers Comp USA, J&R Electronics, and Tiger Direct. The Company served an answer to the complaint on April 13, 2007, denying all material allegations and asserting affirmative defenses. A request for reexamination of the '891 patent was granted and all claims were rejected as unpatentable over the prior art in an initial office action dated March 17, 2008. The court denied a motion to stay the case pending patent reexamination. On June 1, 2008, the Company also filed a request for reexamination of the '891 patent on different grounds. Trial is scheduled to begin on March 4, 2009. The Company believes the claims are without merit, and intends to defend against them vigorously.

Environmental Matters

The Company's operations inside and outside the United States are subject to laws and regulations relating to protection of the environment, including those governing the discharge of pollutants into the air, soil and water, the management and disposal of hazardous substances and wastes and clean-up of contaminated sites. Contaminants have been detected at some of the Company's current and former sites, principally in connection with historical operations. In addition, the Company has been named as a potentially responsible party at several superfund sites. Investigative activities have taken place at all sites of known contamination. One former site is under a Consent Order by the U.S. Environmental Protection Agency. The extent of the contamination at this site has been investigated and defined and remediation is underway. The Company is indemnified by a third party for a portion of the costs that may be incurred in the clean up of contamination at most sites. In the opinion of management, the probability is remote that the losses arising from these environmental matters would be material to the Company's financial position, cash flows or results of operations.

The Company may be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products. For example, the European Union ("EU") has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS"), which prohibits the use of certain substances, including lead, in certain products, including hard drives, put on the market after July 1, 2006 as well as the Waste Electrical and Electronic Equipment ("WEEE") directive, which makes producers of electrical goods, including disc drives, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan. The Company will need to ensure that it complies with such laws and regulations as they are enacted, and that its component suppliers also timely comply with such laws and regulations. If the Company fails to timely comply with the legislation, its customers may refuse to purchase its products, which would have a materially adverse effect on its business, financial condition and results of operations.

Other Matters

The Company is involved in a number of other judicial and administrative proceedings incidental to its business, and it may be involved in various legal proceedings arising in the normal course of its business in the future. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position or results of operations.

10. Acquisitions

Maxtor Corporation

On December 20, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Maxtor Corporation, a Delaware corporation, and MD Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Seagate, by which Seagate agreed to acquire Maxtor (the "Merger"), and whereby Maxtor would become a wholly owned subsidiary of Seagate. On May 19, 2006, the Company completed the acquisition of Maxtor in a stock-for-stock transaction. The acquisition was structured to qualify as a tax-free reorganization and the Company has accounted for the acquisition in accordance with SFAS No. 141. The purpose of the acquisition was to enhance the Company's scale and capacity to better drive technology advances and accelerate delivery of a wide range of differentiated products and cost-effective solutions to a growing base of customers.

Under the terms of the Merger Agreement, each share of Maxtor common stock was exchanged for 0.37 of the Company's common shares. The Company issued approximately 96.9 million common shares to Maxtor's shareholders, assumed and converted Maxtor options (based on the 0.37 exchange ratio) into options to purchase approximately 7.1 million of the Company's common shares and assumed and converted all outstanding Maxtor nonvested stock into approximately 1.3 million of the Company's nonvested shares. The purchase consideration comprising the fair value of the common shares, stock options and nonvested shares assumed and including transaction costs was approximately $2.0 billion, excluding assumption by the Company of Maxtor's approximate $576 million of outstanding debt obligations.

Purchase Price Allocation

The application of purchase accounting under SFAS No. 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The allocation process requires an analysis and valuation of acquired assets, including fixed assets, technologies, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies.

The Company identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed from Maxtor at their estimated fair values as at May 19, 2006, the date of acquisition, and allocated the residual value of approximately $2.2 billion to goodwill, including $297 million of net adjustments recorded during fiscal year ended June 29, 2007. These net adjustments which reduced goodwill were primarily due to the reversal of part of the valuation allowance previously recorded as of the acquisition date against certain deferred tax assets comprised of former Maxtor operating losses (see Note 4 and Note 11).

Determination of Fair Values

The Company assigned fair values to all the assets and liabilities assumed as of May 19, 2006. For certain tangible and intangible assets acquired and liabilities assumed, the Company utilized the assistance of a third party valuation firm in accordance with SFAS No. 141.

Property, equipment and leasehold improvements

In general, plant and equipment that was to continue to be used was valued at current replacement cost for similar capacity while plant and equipment to be sold or held and not used, was valued at fair value less cost to sell. Land and buildings were valued using the replacement cost approach if they were to continue to be used or the market approach if they were to be sold. The following table summarizes the estimated fair value of the property, plant and equipment and leasehold improvements acquired from Maxtor and their estimated useful lives:

	Estimated Fair Value	Estimated Weighted-Average Useful Life
	(In millions)	(In Years)
Land	$ 8	N/A
Equipment	102	2
Building and leasehold improvements	69	41
Total property, equipment and leasehold Improvements	$179	

Inventories

The Company allocated $347 million of the purchase price to inventories acquired. Finished goods and work-in-process inventories were valued based on the Income Method, which is based on the projected cash flows derived from selling the finished goods inventory, adjusted for costs of disposition and the profit commensurate with the amount of investment and degree of risk, and in the case of the work-in-process, also the expected costs of completion. Raw materials were valued based on the Replacement Cost Method. The recorded fair values of the inventories have been charged to Cost of Revenue as the inventories were sold.

Identifiable Intangible Assets Acquired

In accordance with SFAS No. 141, the Company identified intangible assets apart from goodwill if one of the following criteria was met: 1) the asset arises from contractual or other legal rights; or 2) the asset is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged, either individually or in conjunction with a related contract, asset, or liability. The recorded values and estimated useful lives of the intangibles acquired from Maxtor were:

	Estimated Fair Value	Weighted Average Useful Life
	(In millions)	(In Years)
Existing technology	$143	1.4
Customer relationships	139	3.5
Trade names	33	4.0
Total acquired identifiable intangible assets	$315	2.6

Existing technology relates to Maxtor's products across all of their product lines that have reached technological feasibility as well as a combination of Maxtor's processes, patents, and trade secrets developed through years of experience in design and development of their products. Existing technology was valued using the Excess Earnings Method under the Income Approach. This approach reflects the present value of projected cash flows that a market participant would expect to generate from these technologies less charges related to the contribution of other assets to those cash flows. The fair value of the existing technology was amortized to Cost of Revenue in fiscal year 2007 as the Company phased out the use of these technologies and transitioned to Seagate-designed products.

The fair value of customer relationships was determined using the Excess Earnings Method under the Income Approach based on the estimated revenues to be derived from Maxtor's OEM, distribution and retail customers. This approach reflects the present value of projected cash flows that a market participant would expect to generate from these customer relationships less charges related to the contribution of other assets to those cash flows. The fair values of the customer relationships are being amortized to Operating Expenses on a straight-line basis over the estimated lives of three to four years.

Trade names reflect the value associated with Maxtor's brand names. Trade names were valued using the Relief-from-Royalty Method, a form of the Income Approach, which estimates the royalty cost avoided by owning the trade names as opposed to having to license them from an independent third party. The resulting cash flow savings estimated over the remaining useful life of the trade names are then discounted to present value to arrive at the fair value allocated to this intangible. Trade names are being amortized to Operating Expenses over the estimated useful life of four years.

In-Process Research and Development

As of the date of the acquisition, all future development activities at Maxtor were discontinued. Therefore there were no assets that qualified as in-process research and development.

Debt Assumed

Upon the closing of the Merger, the Company assumed all of Maxtor's outstanding debt, including Maxtor's convertible senior notes. In addition, upon the closing of the Merger, Seagate and Maxtor entered into a supplemental indenture whereby Seagate agreed to unconditionally guarantee the notes on a senior unsecured basis (see Note 14).

In accordance with APBO 14, the Company determined the existence of a substantial premium for both the 2.375% Notes and 6.8% Notes and recorded the notes at par value with the resulting excess over par (the substantial premium) recorded in Additional Paid-In Capital included in Shareholders' Equity. All other debt was recorded at fair market value.

	Par Value	Estimated Fair Value on May 19, 2006	Substantial Premium Recorded in Additional Paid in Capital	Initial Carrying Amount
			(In millions)	
6.80% Senior Convertible Notes due April 2010	$135	$153	$ 18	$135
5.75% Subordinated Debentures due March 2012 ...	55	49	—	49
2.375% Senior Convertible Notes due August 2012 ..	326	483	157	326
LIBOR Based China Manufacturing Facility Loan ...	60	60	—	60
	$576	$745	$175	$570

Adverse/Favorable Leasehold Interests

In accordance with the guidance in SFAS No. 141, the Company analyzed all contractual leases to determine the fair value of the leasehold interests. An adverse leasehold position exists when the present value of the contractual rental obligation is greater than the present value of the market rental obligation. Conversely, a favorable leasehold interest exists if the present value of the contractual rental obligation is less than the present value of the market rental obligation. The Company recorded adverse leasehold interests totaling $74 million and favorable leasehold interest aggregating $4 million, which have been and will be amortized to Cost of Revenue and Operating Expenses over the remaining duration of the leases.

Recognition of Liabilities in Connection with Maxtor Acquisition

Under EITF 95-3, *Recognition of Liabilities in Connection with a Business Combination,* the Company accrued certain exit costs aggregating $246 million, of which $108 million relates to employee severance, $45 million relates to the planned exit of leased or owned excess facilities and $93 million relates to the cancellation or settlement of contractual obligations that will not provide any future economic benefit. The severance and associated benefits liability related to the employment termination of approximately 4,900 Maxtor employees, primarily in the U.S. and Far East, all of whom had been terminated as of June 29, 2007. In the fiscal year ended June 27, 2008, the Company paid $16 million of the accrued exit costs. The Company's payments for severance and related benefits and for contractual settlements were substantially completed as of June 29, 2007, while the payments associated with the exit of certain facilities will continue to the end of fiscal year 2016.

The following table summarizes the Company's exit activities in connection with the Maxtor acquisition:

	Severance and Benefits	Excess Facilities	Contract Cancellations	Total
		(In millions)		
Accrued exit costs, May 19, 2006	$117	$ 43	$ 91	$ 251
Cash payments	(8)	—	(10)	(18)
Accrued exits costs, June 30, 2006	109	43	81	233
Purchase accounting adjustments	(9)	2	3	(4)
Cash payments	(99)	(17)	(80)	(196)
Accrued exits costs, June 29, 2007	1	28	4	33
Cash payments	(1)	(11)	(4)	(16)
Accrued exit costs, June 27, 2008	$—	$ 17	$—	$ 17

Accrued exit costs are included in short-term and long-term Accrued Restructuring on the Consolidated Balance Sheet.

Stock-Based Compensation

The fair value of stock-based compensation related to the unearned stock options and nonvested shares assumed from Maxtor was approximately $69 million, net of forfeitures, of which approximately $58 million has been amortized through June 27, 2008. The remaining $11 million is being amortized on a straight-line basis over the remaining estimated service (vesting) periods of the underlying stock options or nonvested shares.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of the Company and the results of Maxtor prior to the Merger, on a pro forma basis, as though the companies had been combined as of July 3, 2004 for the period presented. Pro forma financial information for the Company's other acquisitions has not been presented, as the effects were not material to its historical consolidated financial statements either individually or in aggregate. The pro forma financial information for the period presented also includes the business combination accounting effect on conforming Maxtor's revenue recognition policy to the Company's, adjustments related to the fair value of acquired inventory and fixed assets, amortization charges from acquired intangible assets, stock-based compensation charges for unvested options assumed and nonvested shares exchanged and related tax effects of these adjustments. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the earliest period presented, nor does it intend to be a projection of future results.

The unaudited pro forma financial information for the fiscal year ended June 30, 2006 combines the Company's historical results for the fiscal year ended June 30, 2006 and, due to differences in reporting periods, the historical results of Maxtor for the period from July 3, 2005 to May 19, 2006.

	Fiscal Year Ended June 30, 2006
	(In millions, except per share data) (Unaudited)
Revenue	$12,199
Net income	$ 489
Basic net income per share	$ 0.84
Diluted net income per share	$ 0.80

EVault, Inc.

In order to expand its current product and service offerings, in January 2007, the Company completed its acquisition of EVault, Inc. ("EVault") in an all cash transaction valued at approximately $186 million, which included approximately $2 million in estimated acquisition-related expenses. EVault provides data storage services for small to medium size businesses, including online backup, data protection and recovery solutions.

The purchase price had been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date as follows (in millions):

Tangible assets acquired and liabilities assumed	$ 19
Identifiable intangible assets	41
In-process research and development	4
Goodwill	122
Total purchase price	$186

Tangible net assets were valued at their respective carrying amounts as the Company believes that these amounts approximated their current fair values at the acquisition dates. The fair value of identifiable intangible assets acquired reflects management's estimates based on, among other factors, use of established valuation methods. Such assets consist of existing technology, customer relationships and trade names. Identifiable intangible assets are amortized over their estimated remaining useful lives. The Company assigned $4 million to the value of EVault's in-process research and development projects as at the acquisition date, all of which was written off in the period of acquisition. Goodwill of approximately $122 million represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The EVault acquisition did not have a material impact on the Company's results of operations.

The recorded values and estimated useful lives of the intangibles acquired from EVault were:

	Estimated Fair Value	Weighted Average Useful Life
	(In millions)	(In Years)
Existing technology	$26	4.0
Customer relationships	12	4.1
Trade names	3	3.0
Total acquired identifiable intangible assets	$41	4.0

MetaLINCS, Inc.

In December 2007, the Company completed its acquisition of MetaLINCS, Inc. ("MetaLINCS") in an all cash transaction valued at approximately $74 million. MetaLINCS provides enterprise level E-Discovery software that helps companies respond to litigation and regulatory issues which requires them to search large volumes of electronic data for relevant information. The purpose of the acquisition was to expand on the Company's software and services offerings. The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date as follows (in millions):

Tangible assets acquired and liabilities assumed	$ (1)
Identifiable intangible assets	12
In-process research and development	4
Goodwill	59
Total purchase price	$74

Tangible net assets were valued at their respective carrying amounts as the Company believes that these amounts approximated their current fair values at the acquisition date. The fair value of identifiable intangible assets acquired reflects management's estimates based on, among other factors, use of established valuation methods. Such assets include existing technology, customer relationships and trade names. Identifiable intangible assets are amortized over their estimated remaining useful lives. The Company assigned $4 million to the value of MetaLINCS' in-process research and development projects as at the acquisition date, all of which was written off in the period of acquisition. Goodwill of approximately $59 million represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. For fiscal year ended June 27, 2008, the effect of the MetaLINCS acquisition was not material to the Company's historical consolidated financial statements either individually or in aggregate, as such pro forma financial information has not been presented.

The recorded values and estimated useful lives of the intangibles acquired from MetaLINCS were:

	Estimated Fair Value	Weighted Average Useful Life
	(In millions)	(In years)
Existing technology	$ 7	4.0
Customer relationships	3	4.0
Trade names	1	4.0
Other	1	2.0
Total acquired identifiable intangible assets	$12	3.9

11. Goodwill and Other Intangible Assets

Goodwill

In accordance with SFAS No. 141, the Company allocated the excess of the cost of the acquired entities over the net amounts of assets acquired and liabilities assumed to goodwill. As at June 27, 2008 and June 29, 2007, the Company's goodwill totaled approximately $2.35 billion and $2.30 billion, respectively, of which approximately $2.2 billion relates to the Maxtor acquisition. During fiscal year 2008, goodwill increased by approximately $52 million, primarily due to goodwill acquired in the MetaLINCS acquisition (see Note 10) and the net effect of the adoption of and current year activity due to FIN 48 (see Note 4). During fiscal year 2007, goodwill decreased by approximately $175 million, due primarily to a $297 million decrease for adjustments, primarily tax, related to the Maxtor acquisition and an increase of $122 million for goodwill acquired in the EVault acquisition (see Note 10).

Other Intangible Assets

Other intangible assets consist primarily of existing technology, customer relationships and trade names acquired in business combinations. Acquired intangibles are amortized on a straight-line basis over the respective estimated useful lives of the assets. Amortization of the existing technology intangible is charged to Cost of revenue while the amortization of the other intangible assets is included in Operating expenses in the Consolidated Statements of Operations. In fiscal years 2008, 2007 and 2006, amortization expense for other intangible assets was $94 million, $152 million and $29 million, respectively. Aggregate annual amortization of other intangible assets, based on their current estimated lives, is estimated to be $62 million, $38 million, $9 million and $2 million for fiscal years 2009, 2010, 2011 and 2012, respectively.

The net carrying value of intangible assets at June 27, 2008 was $111 million and accumulated amortization of intangibles was $273 million. In fiscal year 2008, the Company recorded a write-off of in-process research and development related to the acquisition of MetaLINCS in the amount of $4 million, which is included in Product development in the Consolidated Statements of Operations. The carrying value of intangible assets at June 27, 2008 is set forth in the table below.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life
	(In millions)	(In millions)	(In millions)	(In Years)
Existing technology	$181	$(155)	$ 26	2.7
Customer relationships	156	(90)	66	1.8
Trade names	37	(19)	18	2.0
Patents and licenses	9	(9)	—	—
Other	1	—	1	1.7
Total acquired identifiable intangible assets	$384	$(273)	$111	2.1

The net carrying value of intangible assets at June 29, 2007 was $188 million and accumulated amortization of intangibles was $185 million. In fiscal year 2007, the Company recorded a write-off of in-process research and development related to the acquisition of EVault in the amount of $4 million, which is included in Product development in the Consolidated Statements of Operations. The carrying value of intangible assets at June 29, 2007 is set forth in the table below.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life
	(In millions)	(In millions)	(In millions)	(In Years)
Existing technology	$176	$(121)	$ 55	2.1
Customer relationships	152	(47)	105	2.6
Trade names	36	(9)	27	2.9
Patents and licenses	9	(8)	1	5.7
Total acquired identifiable intangible assets	$373	$(185)	$188	2.5

12. Guarantees

Indemnifications to Officers and Directors

The Company has entered into indemnification agreements, a form of which is incorporated by reference in the exhibits of this report, with the members of its board of directors to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued as a result of their service as members of the Company's board of directors.

Intellectual Property Indemnification Obligations

The Company has entered into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Product Warranty

The Company estimates probable product warranty costs at the time revenue is recognized. The Company generally warrants its products for a period of three to five years. The Company uses estimated repair or replacement costs and uses statistical modeling to estimate product return rates in order to determine its warranty obligation. In addition, estimated settlements for customer compensatory claims relating product quality issues, if any, are accrued as warranty expense. Changes in the Company's product warranty liability during the fiscal years ended June 27, 2008 and June 29, 2007 were as follows:

	Fiscal Years Ended	
	June 27, 2008	June 29, 2007
	(In millions)	
Balance, beginning of period	$ 430	$ 445
Warranties issued	255	217
Repairs and replacements	(263)	(298)
Changes in liability for pre-existing warranties, including expirations	23	66
Balance, end of period	$ 445	$ 430

13. Related Party Transactions

Two members of the Company's board of directors are also on the boards of directors of Microsoft Corporation ("Microsoft") and Flextronics International Ltd. ("Flextronics"), respectively. During fiscal years 2008 and 2007, the Company recorded net revenue of $5 million and $113 million, respectively, for sales to Microsoft. The member of the Company's board of directors who is also a director of Flextronics resigned from the Company's board of directors on December 3, 2007. From June 30, 2007 through December 3, 2007, the Company recorded net revenue of $6 million for sales to Flextronics and made purchases totaling $115 million. The Company did not record any revenue from Flextronics during fiscal year 2007. The Company made purchases from Flextronics in fiscal year 2007 of $177 million. The Company had non-trade receivables and accounts payable relating to Flextronics at June 29, 2007 of $66 million and $37 million, respectively. During fiscal year 2006, the Company sold disc drives to Microsoft and certain subcontractors to Microsoft including Flextronics for use in their products. The Company recorded net revenue of $214 million in fiscal year 2006 for sales to Microsoft and Microsoft subcontractors, including Flextronics and made purchases from Flextronics totaling $64 million.

A member of the Company's board of directors is on the board of directors of United Parcel Service, Inc. ("UPS") The Company made payments for freight and logistic services to UPS of $207 million, $160 million and $130 million in fiscal years 2008, 2007 and 2006, respectively. At June 27, 2008 and June 29, 2007, the Company had accounts payable to UPS of $30 million and $33 million, respectively.

Another individual who has been a member of the Company's board of directors since June 2002 also became a director of Xiotech Corporation ("Xiotech") on November 27, 2007. The Company recorded revenue of $2 million from sales to Xiotech from November 27, 2007 to June 27, 2008. The Company's purchases from Xiotech for the same period were not significant and its accounts receivable and accounts payable balances at June 27, 2008 were not significant. In addition, during fiscal year 2008, the Company sold certain assets to Xiotech in exchange for approximately $13 million in cash.

Another individual who has been a member of the Company's board of directors since April 29, 2004 is also a director of LSI Logic Corp. The Company recorded revenue of $48 million, $46 million and $44 million from sales to LSI Logic for fiscal years 2008, 2007 and 2006, respectively. The Company had accounts receivable of $10 million and $7 million from LSI Logic at June 27, 2008 and June 29, 2007, respectively. The Company also made payments to LSI Logic of $208 million and $220 million in fiscal years 2008 and 2007, respectively, related to purchases of various components. The Company had accounts payable to LSI Logic of $27 million and $26 million at June 27, 2008 and June 29, 2007, respectively.

A former member of the Company's board of directors who became a director of Lenovo Group Limited on May 17, 2005, resigned from the Company's board of directors on May 19, 2006. The Company recorded revenue of $136 million from sales to Lenovo Group Limited and its subcontractors for the period from July 2, 2005 to May 19, 2006.

Another individual who has been a member of the Company's board of directors since October 26, 2006 was also the chief executive officer and a member of the board of directors of Solectron. The individual resigned from the Company's board of directors on February 22, 2007. The Company recorded net revenue of $22 million from sales to Solectron for the period from October 26, 2006 through February 22, 2007. Additionally, the Company made purchases from Solectron of $2 million for the period from October 26, 2006 through February 22, 2007.

14. Condensed Consolidating Financial Information

The Company has guaranteed HDD's obligations under the 2009 Notes, the 2011 Notes and the 2016 Notes (the "Senior Notes"), on a full and unconditional basis, and prior to October 25, 2006 when the Company's 8% Notes were redeemed, the Company had guaranteed HDD's obligations under the 8% Notes. The following tables present parent guarantor, subsidiary issuer and combined non-guarantors Condensed Consolidating Balance Sheets of the Company and its subsidiaries at June 27, 2008 and June 29, 2007, the Condensed Consolidating Statements of Operations and Cash Flows for the fiscal years ended June 27, 2008, June 29, 2007 and June 30, 2006. The information classifies the Company's subsidiaries into Seagate Technology-parent company guarantor, HDD-subsidiary issuer, and the Combined Non-Guarantors based upon the classification of those subsidiaries. Under each of these instruments, dividends paid by HDD or its restricted subsidiaries would constitute restricted payments and loans between the Company and HDD or its restricted subsidiaries would constitute affiliate transactions.

On July 3, 2006, through a corporate organizational change and realignment, Maxtor became a wholly-owned indirect subsidiary of HDD and of Seagate Technology. As a result, beginning July 3, 2006, the investment in Maxtor is accounted for on an equity method basis in the financial information of HDD.

Consolidating Balance Sheet

June 27, 2008
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$ 3	$ —	$ 987	$ —	$ 990
Short-term investments	—	—	151	—	151
Accounts receivable, net	—	—	1,410	—	1,410
Intercompany receivable	—	—	181	(181)	—
Inventories	—	—	945	—	945
Other current assets	—	—	776	—	776
Total Current Assets	3	—	4,450	(181)	4,272
Property, equipment and leasehold improvements, net	—	—	2,464	—	2,464
Goodwill	—	—	2,352	—	2,352
Other intangible assets, net	—	—	111	—	111
Equity investment in HDD	7,767	—	—	(7,767)	—
Equity investments in Non-Guarantors	—	6,089	294	(6,383)	—
Intercompany note receivable	—	3,183	652	(3,835)	—
Other assets, net	—	14	907	—	921
Total Assets	$7,770	$9,286	$11,230	$(18,166)	$10,120
Accounts payable	$ —	$ —	$ 1,652	$ —	$ 1,652
Intercompany payable		—	181	(181)	—
Accrued employee compensation	—	—	440	—	440
Accrued expenses	1	22	802	—	825
Accrued income taxes	—	—	10	—	10
Current portion of long-term debt	—	—	360	—	360
Total Current Liabilities	1	22	3,445	(181)	3,287
Other liabilities	—	—	577	—	577
Intercompany note payable	3,183	—	652	(3,835)	—
Long-term debt, less current portion	—	1,497	173	—	1,670
Liability for deficit of Maxtor	—	—	595	(595)	—
Total Liabilities	3,184	1,519	5,442	(4,611)	5,534
Shareholders' Equity	4,586	7,767	5,788	(13,555)	4,586
Total Liabilities and Shareholders' Equity	$7,770	$9,286	$11,230	$(18,166)	$10,120

SEAGATE TECHNOLOGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Balance Sheet

June 29, 2007
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$ 4	$ —	$ 984	$ —	$ 988
Short-term investments	—	—	156	—	156
Accounts receivable, net	—	—	1,401	(18)	1,383
Intercompany receivable	—	—	30	(30)	—
Inventories	—	—	794	—	794
Other current assets	—	—	480	—	480
Total Current Assets	4	—	3,845	(48)	3,801
Property, equipment and leasehold improvements, net	—	—	2,278	—	2,278
Goodwill	—	—	2,300	—	2,300
Other intangible assets, net	—	—	188	—	188
Equity investment in HDD	6,401	—	—	(6,401)	—
Equity investments in Non-Guarantors	—	6,244	292	(6,536)	—
Intercompany note receivable	—	1,661	541	(2,202)	—
Other assets, net	—	17	888	—	905
Total Assets	$6,405	$7,922	$10,332	$(15,187)	$9,472
Accounts payable	$ —	$ —	$ 1,319	$ (18)	$1,301
Intercompany payable	6	—	24	(30)	—
Accrued employee compensation	—	—	157	—	157
Accrued expenses	1	25	760	—	786
Accrued income taxes	—	—	75	—	75
Current portion of long-term debt	—	—	330	—	330
Total Current Liabilities	7	25	2,665	(48)	2,649
Other liabilities	—	—	353	—	353
Intercompany note payable	1,661	—	541	(2,202)	—
Long-term debt, less current portion	—	1,496	237	—	1,733
Liability for deficit of Maxtor	—	—	543	(543)	—
Total Liabilities	1,668	1,521	4,339	(2,793)	4,735
Shareholders' Equity	4,737	6,401	5,993	(12,394)	4,737
Total Liabilities and Shareholders' Equity	$6,405	$7,922	$10,332	$(15,187)	$9,472

Consolidating Statement of Operations

Fiscal Year Ended June 27, 2008
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$ —	$ —	$12,708	$ —	$12,708
Cost of revenue	—	—	9,503	—	9,503
Product development	—	—	1,028	—	1,028
Marketing and administrative	1	—	658	—	659
Amortization of intangibles	—	—	54	—	54
Restructuring and other, net	—	—	88	—	88
Total operating expenses	1	—	11,331	—	11,332
Income from operations	(1)	—	1,377	—	1,376
Interest income	—	—	93	(36)	57
Interest expense	—	(93)	(69)	36	(126)
Equity in income of HDD	1,263	—	—	(1,263)	—
Equity in income (loss) of Non-Guarantors	—	1,356	(77)	(1,279)	—
Other, net	—	—	22	—	22
Other income (expense), net	1,263	1,263	(31)	(2,542)	(47)
Income before income taxes	1,262	1,263	1,346	(2,542)	1,329
Provision for (benefit from) income taxes	—	—	67	—	67
Net income	$1,262	$1,263	$ 1,279	$(2,542)	$ 1,262

Consolidating Statement of Cash Flows

Fiscal Year Ended June 27, 2008
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
OPERATING ACTIVITIES					
Net Income	$ 1,262	$ 1,263	$ 1,279	$(2,542)	$ 1,262
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	—	—	844	—	844
Stock-based compensation	—	—	113	—	113
Tax benefit from exercise of stock options	—	—	(6)	—	(6)
Allowance for doubtful accounts receivable, net of recoveries	—	—	(3)	—	(3)
Deferred income taxes	—	—	10	—	10
In-process research and development	—	—	4	—	4
Non-cash portion of restructuring charges and other	—	—	2	—	2
Equity in (income) of HDD	(1,263)	—	—	1,263	—
Equity in (income) loss of Non-Guarantors	—	(1,356)	77	1,279	—
Other non-cash operating activities, net	—	4	(16)	—	(12)
Changes in operating assets and liabilities, net	(5)	(4)	333	—	324
Net cash provided by (used in) operating activities	(6)	(93)	2,637	—	2,538
INVESTING ACTIVITIES					
Acquisition of property, equipment and leasehold improvements	—	—	(930)	—	(930)
Proceeds from sales of fixed assets	—	—	29	—	29
Purchase of short-term investments	—	—	(486)	—	(486)
Maturities and sales of short-term investments	—	—	460	—	460
Acquisitions, net of cash and cash equivalents acquired	—	—	(78)	—	(78)
Other investing activities, net	—	—	14	—	14
Net cash provided by (used in) investing activities	—	—	(991)	—	(991)
FINANCING ACTIVITIES					
Net proceeds from issuance of long-term debt	—	—	—	—	—
Repayment of long-term debt	—	—	(34)	—	(34)
Loan from HDD to Parent	1,522	(1,522)	—	—	—
Distribution from Non-Guarantor to HDD	—	1,620	(1,620)	—	—
Investment by HDD in Non-Guarantor	—	(5)	5	—	—
Proceeds from exercise of employee stock options and employee stock purchase plan	178	—	—	—	178
Dividends to shareholders	(216)	—	—	—	(216)
Tax benefit from exercise of stock options	—	—	6	—	6
Repurchases of common shares	(1,479)	—	—	—	(1,479)
Net cash provided by (used in) financing activities	5	93	(1,643)	—	(1,545)
Increase (decrease) in cash and cash equivalents	(1)	—	3	—	2
Cash and cash equivalents at the beginning of the period	4	—	984	—	988
Cash and cash equivalents at the end of the period	$ 3	$ —	$ 987	$ —	$ 990

SEAGATE TECHNOLOGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations

Fiscal Year Ended June 29, 2007
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$ —	$12,278	$ (918)	$11,360
Cost of revenue	—	—	10,093	(918)	9,175
Product development	—	—	904	—	904
Marketing and administrative	2	—	587	—	589
Amortization of intangibles	—	—	49	—	49
Restructuring and other, net	—	—	29	—	29
Total operating expenses	2	—	11,662	(918)	10,746
Income from operations	(2)	—	616	—	614
Interest income	1	20	104	(52)	73
Interest expense	(2)	(122)	(69)	52	(141)
Equity in income of HDD	916	—	—	(916)	—
Equity in income (loss) of Non-Guarantors	—	1,018	(525)	(493)	—
Other, net	—	—	15	—	15
Other income (expense), net	915	916	(475)	(1,409)	(53)
Income before income taxes	913	916	141	(1,409)	561
Provision for (benefit from) income taxes	—	—	(352)	—	(352)
Net income	$913	$ 916	$ 493	$(1,409)	$ 913

Consolidating Statement of Cash Flows

Fiscal Year Ended June 29, 2007
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
OPERATING ACTIVITIES					
Net Income	$ 913	$ 916	$ 493	$(1,409)	$ 913
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	—	—	851	—	851
Stock-based compensation	—	—	128	—	128
Allowance for doubtful accounts receivable	—	—	40	—	40
Deferred income taxes	—	—	(365)	—	(365)
Redemption charges on 8% Senior Notes due 2009	—	19	—	—	19
In-process research and development	—	—	4	—	4
Non-cash portion of restructuring charges and other	—	—	19	—	19
Equity in (income) of HDD	(916)	—	—	916	—
Equity in (income) loss of Non-Guarantors	—	(1,018)	525	493	—
Other non-cash operating activities, net	—	1	16	—	17
Changes in operating assets and liabilities, net	5	17	(705)	—	(683)
Net cash provided by (used in) operating activities	2	(65)	1,006	—	943
INVESTING ACTIVITIES					
Acquisition of property, equipment and leasehold improvements	—	—	(906)	—	(906)
Proceeds from sales of fixed assets	—	—	55	—	55
Purchase of short-term investments	—	(85)	(237)	—	(322)
Maturities and sales of short-term investments	—	85	912	—	997
Acquisitions, net of cash and cash equivalents acquired	—	—	(178)	—	(178)
Other investing activities, net	—	1	(49)	—	(48)
Net cash provided by (used in) investing activities	—	1	(403)	—	(402)
FINANCING ACTIVITIES					
Net proceeds from issuance of long-term debt	—	1,477	—	—	1,477
Repayment of long-term debt	—	—	(5)	—	(5)
Redemption of 8% Senior Notes due 2009	—	(400)	—	—	(400)
Redemption premium on 8% Senior Notes due 2009	—	(16)	—	—	(16)
Loan from HDD to Parent	1,521	(1,521)	—	—	—
Loan repayment to HDD from Non-Guarantor	—	324	(324)	—	—
Loan repayment to Non-Guarantor from HDD	—	(834)	834	—	—
Distribution from Non-Guarantor to HDD	—	1,071	(1,071)	—	—
Investment by HDD in Non-Guarantor	—	(38)	38	—	—
Proceeds from exercise of employee stock options and employee stock purchase plan	219	—	—	—	219
Dividends to shareholders	(212)	—	—	—	(212)
Repurchases of common shares and payments made under prepaid forward agreements	(1,526)	—	—	—	(1,526)
Net cash provided by (used in) financing activities	2	63	(528)	—	(463)
Increase (decrease) in cash and cash equivalents	4	(1)	75	—	78
Cash and cash equivalents at the beginning of the period	—	1	909	—	910
Cash and cash equivalents at the end of the period	$ 4	$ —	$ 984	$ —	$ 988

Consolidating Statement of Operations

Fiscal Year Ended June 30, 2006
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$ —	$ —	$9,206	$ —	$9,206
Cost of revenue	—	—	7,069	—	7,069
Product development	—	—	805	—	805
Marketing and administrative	—	—	447	—	447
Amortization of intangibles	—	—	7	—	7
Restructuring	—	—	4	—	4
Total operating expenses	—	—	8,332	—	8,332
Income from operations	—	—	874	—	874
Interest income	—	3	66	—	69
Interest expense	—	(44)	3	—	(41)
Equity in income of HDD	983	—	—	(983)	—
Equity in income (loss) of Non-Guarantors	(143)	1,024	—	(881)	—
Other, net	—	—	22	—	22
Other income (expense), net	840	983	91	(1,864)	50
Income before income taxes	840	983	965	(1,864)	924
Provision for income taxes	—	—	84	—	84
Net income	$ 840	$ 983	$ 881	$(1,864)	$ 840

SEAGATE TECHNOLOGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Cash Flows

Fiscal Year Ended June 30, 2006
(In millions)

	Seagate Technology Parent Company Guarantor	HDD Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
OPERATING ACTIVITIES					
Net Income	$ 840	$ 983	$ 881	$(1,864)	$ 840
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	—	—	612	—	612
Stock-based compensation	—	—	90	—	90
Tax benefit from exercise of stock options	—	—	(44)	—	(44)
Equity in income of HDD	(983)	—	—	983	—
Equity in income of Non-Guarantors	143	(1,024)	—	881	—
Other non-cash operating activities, net	—	2	33	—	35
Changes in operating assets and liabilities, net	(3)	(3)	(70)	—	(76)
Net cash (used in) provided by operating activities	(3)	(42)	1,502	—	1,457
INVESTING ACTIVITIES					
Acquisition of property, equipment and leasehold improvements	—	—	(1,008)	—	(1,008)
Purchase of short-term investments	—	—	(3,220)	—	(3,220)
Maturities and sales of short-term investments	—	—	3,528	—	3,528
Net cash acquired from Maxtor	—	—	297	—	297
Other investing activities, net	—	1	(159)	—	(158)
Net cash provided by (used in) investing activities	—	1	(562)	—	(561)
FINANCING ACTIVITIES					
Repayment of long-term debt	—	(243)	(97)	—	(340)
Proceeds from exercise of employee stock options and employee stock purchase plan	118	—	—	—	118
Loan from HDD to Parent	140	(140)	—	—	—
Loan from HDD to Non-Guarantor	—	(324)	324	—	—
Loan repayment from Non-Guarantor to HDD	—	224	(224)	—	—
Loan from Non-Guarantor to HDD	—	835	(835)	—	—
Distribution from HDD to Parent	310	(310)	—	—	—
Investment by Parent in Non-Guarantor	(20)	—	20	—	—
Dividends to shareholders	(155)	—	—	—	(155)
Tax benefit from exercise of stock options	—	—	44	—	44
Repurchases of common shares	(399)	—	—	—	(399)
Net cash (used in) provided by financing activities	(6)	42	(768)	—	(732)
Increase (decrease) in cash and cash equivalents	(9)	1	172	—	164
Cash and cash equivalents at the beginning of the period	9	—	737	—	746
Cash and cash equivalents at the end of the Period	$ —	$ 1	$ 909	$ —	$ 910

On May 19, 2006, in connection with the acquisition of Maxtor, the Company, Maxtor and the trustee under the indenture for the 2.375% Notes and 6.8% Notes entered into a supplemental indenture pursuant to which such notes became convertible into the Company's common shares. In addition, the Company agreed to fully and unconditionally guarantee the 2.375% Notes and 6.8% Notes on a senior unsecured basis. The Company's obligations under its guarantee rank in right of payment with all of its existing and future senior unsecured indebtedness. The indenture does not contain any financial covenants and does not restrict Maxtor from paying dividends, incurring additional indebtedness or issuing or repurchasing its other securities. The following tables present parent guarantor, subsidiary issuer and combined non-guarantors Condensed Consolidating Balance Sheets of the Company and its subsidiaries at June 27, 2008 and June 29, 2007, the Condensed Consolidating Statements of Operations and Cash Flows for the fiscal years ended June 27, 2008, June 29, 2007 and June 30, 2006, which for subsidiary issuer represents the period from May 19, 2006 to June 30, 2006. The information classifies the Company's subsidiaries into Seagate Technology-parent company guarantor, Maxtor-subsidiary issuer and the Combined Non-Guarantors based on the classification of those subsidiaries under the terms of the 2.375% Notes and 6.8% Notes.

On July 3, 2006, through a corporate organizational change and realignment, Maxtor became a wholly-owned indirect subsidiary of HDD and of Seagate Technology. As a result, beginning July 3, 2006, the investment in Maxtor is accounted for on an equity method basis in the financial information of HDD, a non-guarantor, and therefore, the balance sheet of the Combined Non-Guarantors as of June 29, 2007 reflects the investment in Maxtor on an equity method basis.

Consolidating Balance Sheet

June 27, 2008
(In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$ 3	$ 1	$ 986	$ —	$ 990
Short-term investments	—	—	151	—	151
Accounts receivable, net	—	—	1,410	—	1,410
Intercompany receivable	—	181	—	(181)	—
Inventories	—	—	945	—	945
Other current assets	—	—	776	—	776
Total Current Assets	3	182	4,268	(181)	4,272
Property, equipment and leasehold improvements, net	—	4	2,460	—	2,464
Goodwill	—	—	2,352	—	2,352
Other intangible assets, net	—	—	111	—	111
Equity investments in Non-Guarantors	7,767	294	6,089	(14,150)	—
Intercompany note receivable	—	—	3,835	(3,835)	—
Other assets, net	—	298	623	—	921
Total Assets	$7,770	$ 778	$19,738	$(18,166)	$10,120
Accounts payable	$ —	$ —	$ 1,652	$ —	$ 1,652
Intercompany payable	—	—	181	(181)	—
Accrued employee compensation	—	—	440	—	440
Accrued expenses	1	29	795	—	825
Accrued income taxes	—	6	4	—	10
Current portion of long-term debt	—	330	30	—	360
Total Current Liabilities	1	365	3,102	(181)	3,287
Other liabilities	—	183	394	—	577
Intercompany note payable	3,183	652	—	(3,835)	—
Long-term debt, less current portion	—	173	1,497	—	1,670
Liability for deficit of Maxtor	—	—	595	(595)	—
Total Liabilities	3,184	1,373	5,588	(4,611)	5,534
Shareholders' Equity (Deficit)	4,586	(595)	14,150	(13,555)	4,586
Total Liabilities and Shareholders' Equity	$7,770	$ 778	$19,738	$(18,166)	$10,120

SEAGATE TECHNOLOGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Balance Sheet

June 29, 2007
(In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Cash and cash equivalents	$ 4	$ 3	$ 981	$ —	$ 988
Short-term investments	—	—	156	—	156
Accounts receivable, net	—	—	1,401	(18)	1,383
Intercompany receivable	—	—	30	(30)	—
Inventories	—	3	791	—	794
Other current assets	—	74	406	—	480
Total Current Assets	4	80	3,765	(48)	3,801
Property, equipment and leasehold improvements, net	—	17	2,261	—	2,278
Goodwill	—	—	2,300	—	2,300
Other intangible assets, net	—	—	188	—	188
Equity investments in Non-Guarantors	6,401	292	6,244	(12,937)	—
Intercompany note receivable	—	—	2,202	(2,202)	—
Other assets, net	—	308	597	—	905
Total Assets	$6,405	$ 697	$17,557	$(15,187)	$9,472
Accounts payable	$ —	$ 18	$ 1,301	$ (18)	$1,301
Intercompany payable	6	24	—	(30)	—
Accrued employee compensation	—	—	157	—	157
Accrued expenses	1	58	727	—	786
Accrued income taxes	—	14	61	—	75
Current portion of long-term debt	—	330	—	—	330
Total Current Liabilities	7	444	2,246	(48)	2,649
Other liabilities	—	79	274	—	353
Intercompany note payable	1,661	541	—	(2,202)	—
Long-term debt, less current portion	—	176	1,557	—	1,733
Liability for deficit of Maxtor	—	—	543	(543)	—
Total Liabilities	1,668	1,240	4,620	(2,793)	4,735
Shareholders' Equity (Deficit)	4,737	(543)	12,937	(12,394)	4,737
Total Liabilities and Shareholders' Equity	$6,405	$ 697	$17,557	$(15,187)	$9,472

Consolidating Statement of Operations

Fiscal Year Ended June 27, 2008
(In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$ —	$ 9	$12,699	$ —	$12,708
Cost of revenue	—	12	9,491	—	9,503
Product development	—	9	1,019	—	1,028
Marketing and administrative	1	5	653	—	659
Amortization of intangibles	—	—	54	—	54
Restructuring and other, net	—	—	88	—	88
Total operating expenses	1	26	11,305	—	11,332
Income (loss) from operations	(1)	(17)	1,394	—	1,376
Interest income	—	—	93	(36)	57
Interest expense	—	(63)	(99)	36	(126)
Equity in loss of Maxtor	—	—	(83)	83	—
Equity in income (loss) of Non-Guarantors	1,263	6	1,356	(2,625)	—
Other, net	—	5	17	—	22
Other income (expense), net	1,263	(52)	1,284	(2,542)	(47)
Income (loss) before income taxes	1,262	(69)	2,678	(2,542)	1,329
Provision for (benefit from) income taxes	—	14	53	—	67
Net income (loss)	$1,262	$(83)	$ 2,625	$(2,542)	$ 1,262

SEAGATE TECHNOLOGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Cash Flows

Fiscal Year Ended June 27, 2008
(In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
OPERATING ACTIVITES					
Net Income (Loss)	$ 1,262	$ (83)	$ 2,625	$(2,542)	$ 1,262
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	—	3	841	—	844
Stock-based compensation	—	14	99	—	113
Tax benefit from exercise of stock options	—	—	(6)	—	(6)
Allowance for doubtful accounts receivable, net of recoveries	—	—	(3)	—	(3)
Deferred income taxes	—	203	(193)	—	10
In-process research and development	—	—	4	—	4
Non-cash portion of restructuring charges and other	—	—	2	—	2
Equity in loss of Maxtor	—	—	83	(83)	—
Equity in (income) loss of Non-Guarantors	(1,263)	(6)	(1,356)	2,625	—
Other non-cash operating activities, net	—	4	(16)	—	(12)
Changes in operating assets and liabilities, net	(5)	(260)	589	—	324
Net cash provided by (used in) operating activities	(6)	(125)	2,669	—	2,538
INVESTING ACTIVITIES					
Acquisition of property, equipment and leasehold improvements	—	—	(930)	—	(930)
Proceeds from sales of fixed assets	—	7	22	—	29
Purchase of short-term investments	—	—	(486)	—	(486)
Maturities and sales of short-term investments	—	—	460	—	460
Acquisitions, net of cash and cash equivalents acquired	—	—	(78)	—	(78)
Other investing activities, net	—	—	14	—	14
Net cash provided by (used in) investing activities	—	7	(998)	—	(991)
FINANCING ACTIVITIES					
Repayment of long-term debt	—	(5)	(29)	—	(34)
Loan from Non-Guarantor to Parent	1,522	—	(1,522)	—	—
Loan from Non-Guarantor to Maxtor	—	111	(111)	—	—
Distribution to Maxtor from Non-Guarantor	—	10	(10)	—	—
Proceeds from exercise of employee stock options and employee stock purchase plan	178	—	—	—	178
Dividends to shareholders	(216)	—	—	—	(216)
Tax benefit from exercise of stock options	—	—	6	—	6
Repurchases of common shares	(1,479)	—	—	—	(1,479)
Net cash provided by (used in) financing activities	5	116	(1,666)	—	(1,545)
Increase (decrease) in cash and cash equivalents	(1)	(2)	5	—	2
Cash and cash equivalents at the beginning of the period	4	3	981	—	988
Cash and cash equivalents at the end of the period	$ 3	$ 1	$ 986	$ —	$ 990

Consolidating Statement of Operations

Fiscal Year Ended June 29, 2007 (In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$—	$ 336	$11,942	$ (918)	$11,360
Cost of revenue	—	409	9,684	(918)	9,175
Product development	—	13	891	—	904
Marketing and administrative	2	32	555	—	589
Amortization of intangibles	—	7	42	—	49
Restructuring and other, net	—	2	27	—	29
Total operating expenses	2	463	11,199	(918)	10,746
Income (loss) from operations	(2)	(127)	743	—	614
Interest income	1	1	123	(52)	73
Interest expense	(2)	(66)	(125)	52	(141)
Equity in loss of Maxtor	—	—	(359)	359	—
Equity in income (loss) of Non-Guarantors	916	(166)	1,018	(1,768)	—
Other, net	—	(1)	16	—	15
Other income (expense), net	915	(232)	673	(1,409)	(53)
Income (loss) before income taxes	913	(359)	1,416	(1,409)	561
Provision for (benefit from) income taxes	—	—	(352)	—	(352)
Net income (loss)	$913	$(359)	$ 1,768	$(1,409)	$ 913

Consolidating Statement of Cash Flows

Fiscal Year Ended June 29, 2007
(In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
OPERATING ACTIVITIES					
Net Income (Loss)	$ 913	$(359)	$ 1,768	$(1,409)	$ 913
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	—	61	790	—	851
Stock-based compensation	—	25	103	—	128
Allowance for doubtful accounts receivable	—	—	40	—	40
Deferred income taxes	—	1	(366)	—	(365)
Redemption charge on 8% Senior Notes due 2009	—	—	19	—	19
In-process research and development	—	—	4	—	4
Non-cash portion of restructuring charges and other	—	—	19	—	19
Equity in loss of Maxtor	—	—	359	(359)	—
Equity in (income) loss of Non-Guarantors	(916)	166	(1,018)	1,768	—
Other non-cash operating activities, net	—	7	10	—	17
Changes in operating assets and liabilities, net	5	(87)	(601)	—	(683)
Net cash provided by (used in) operating activities	2	(186)	1,127	—	943
INVESTING ACTIVITIES					
Acquisition of property, equipment and leasehold improvements	—	(3)	(903)	—	(906)
Proceeds from sales of fixed assets	—	27	28	—	55
Purchase of short-term investments	—	—	(322)	—	(322)
Maturities and sales of short-term investments	—	—	997	—	997
Acquisitions, net of cash and cash equivalents acquired	—	—	(178)	—	(178)
Other investing activities, net	—	—	(48)	—	(48)
Net cash provided by (used in) investing activities	—	24	(426)	—	(402)
FINANCING ACTIVITIES					
Net proceeds from issuance of long-term debt	—	—	1,477	—	1,477
Repayment of long-term debt	—	(5)	—	—	(5)
Redemption of 8% Senior Notes due 2009	—	—	(400)	—	(400)
Redemption premium on 8% Senior Notes due 2009	—	—	(16)	—	(16)
Loan from Non-Guarantor to Parent	1,521	—	(1,521)	—	—
Loan from Non-Guarantor to Maxtor	—	465	(465)	—	—
Loan repayment to Non-Guarantor from Maxtor	—	(324)	324	—	—
Distribution from Non-Guarantor to HDD	—	—	(1,071)	1,071	—
Distribution to HDD from Non-Guarantor	—	—	1,071	(1,071)	—
Investment by Maxtor in Non-Guarantor	—	(38)	38	—	—
Investment by Non-Guarantor in Maxtor	—	38	(38)	—	—
Proceeds from exercise of employee stock options and employee stock purchase plan	219	—	—	—	219
Dividends to shareholders	(212)	—	—	—	(212)
Repurchases of common shares and payments made under prepaid forward agreements	(1,526)	—	—	—	(1,526)
Net cash provided by (used in) financing activities	2	136	(601)	—	(463)
Increase (decrease) in cash and cash equivalents	4	(26)	100	—	78
Cash and cash equivalents at the beginning of the period	—	29	881	—	910
Cash and cash equivalents at the end of the period	$ 4	$ 3	$ 981	$ —	$ 988

Consolidating Statement of Operations

Fiscal Year Ended June 30, 2006 (In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
Revenue	$ —	$ 87	$9,119	$ —	$9,206
Cost of revenue	—	134	6,935	—	7,069
Product development	—	16	789	—	805
Marketing and administrative	—	19	428	—	447
Amortization of intangibles	—	2	5	—	7
Restructuring	—	—	4	—	4
Total operating expenses	—	171	8,161	—	8,332
Income (loss) from operations	—	(84)	958	—	874
Interest income	—	—	69	—	69
Interest expense	—	(2)	(39)	—	(41)
Equity in loss of Maxtor	(143)	—	—	143	—
Equity in income (loss) of Non-Guarantors	983	(57)	1,024	(1,950)	—
Other, net	—	—	22	—	22
Other income (expense), net	840	(59)	1,076	(1,807)	50
Income (loss) before income taxes	840	(143)	2,034	(1,807)	924
Provision for income taxes	—	—	84	—	84
Net income (loss)	$ 840	$(143)	$1,950	$(1,807)	$ 840

Consolidating Statement of Cash Flows

Fiscal Year Ended June 30, 2006
(In millions)

	Seagate Technology Parent Company Guarantor	Maxtor Subsidiary Issuer	Combined Non-Guarantors	Eliminations	Seagate Technology Consolidated
OPERATING ACTIVITIES					
Net Income (Loss)	$ 840	$(143)	$ 1,950	$(1,807)	$ 840
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	—	9	603	—	612
Stock-based compensation	—	15	75	—	90
Tax benefit from exercise of stock options	—	—	(44)	—	(44)
Equity in loss of Maxtor	143	—	—	(143)	—
Equity in income of Non-Guarantors	(983)	57	(1,024)	1,950	—
Other non-cash operating activities, net	—	—	35	—	35
Changes in operating assets and liabilities, net	(3)	(395)	322	—	(76)
Net cash (used in) provided by operating activities	(3)	(457)	1,917	—	1,457
INVESTING ACTIVITIES					
Acquisition of property, equipment and leasehold improvements	—	(6)	(1,002)	—	(1,008)
Purchase of short-term investments	—	—	(3,220)	—	(3,220)
Maturities and sales of short-term investments	—	—	3,528	—	3,528
Net cash acquired from Maxtor	—	94	203	—	297
Other investing activities, net	—	(2)	(156)	—	(158)
Net cash provided by (used in) investing activities	—	86	(647)	—	(561)
FINANCING ACTIVITIES					
Repayment of long-term debt	—	—	(340)	—	(340)
Proceeds from exercise of employee stock options and employee stock purchase plans	118	—	—	—	118
Loan from Non-Guarantor to Parent	140	—	(140)	—	—
Loan from HDD to Non-Guarantor	—	400	(400)	—	—
Distribution from HDD to Parent	310	—	(310)	—	—
Investment by Parent in Non-Guarantor	(20)	—	20	—	—
Dividends to shareholders	(155)	—	—	—	(155)
Tax benefit from exercise of stock options	—	—	44	—	44
Repurchases of common shares	(399)	—	—	—	(399)
Net cash (used in) provided by financing activities	(6)	400	(1,126)	—	(732)
Increase (decrease) in cash and cash equivalents	(9)	29	144	—	164
Cash and cash equivalents at the beginning of the period	9	—	737	—	746
Cash and cash equivalents at the end of the Period	$ —	$ 29	$ 881	$ —	$ 910

15. Supplementary Financial Data (Unaudited)

Quarterly Data

The Company operated and reported financial results based on 13 week quarters in fiscal 2008 and 2007, which ended on the Friday closest to September 30, December 31, March 31, and June 30.

Fiscal Year 2008 Quarters Ended (In millions, except per share data)	September 28, 2007	December 28, 2007	March 28, 2008	June 27, 2008
Revenue	$3,285	$3,420	$3,104	$2,899
Gross margin	809	889	816	691
Income from operations	396	420	363	197
Net income	355	403	344	160
Net income per share:				
Basic	$ 0.67	$ 0.77	$ 0.68	$ 0.33
Diluted	0.64	0.73	0.65	0.32

The results for the first quarter of fiscal year 2008 include approximately $69 million of variable performance-based compensation, $29 million of stock-based compensation, $24 million in the amortization of intangibles primarily related to the Maxtor acquisition and $5 million in restructuring charges.

The results for the second quarter of fiscal year 2008 include approximately $77 million of variable performance-based compensation, $29 million of stock-based compensation, $24 million in the amortization of intangibles primarily related to the Maxtor acquisition, $27 million in restructuring charges primarily related to the closure of the Company's Limavady, Northern Ireland operations and $15 million of gains on the sale of assets.

The results for the third quarter of fiscal year 2008 include approximately $71 million of variable performance-based compensation, $28 million of stock-based compensation, $26 million in the amortization of intangibles primarily related to the Maxtor acquisition and $20 million in restructuring and other charges primarily related to the closure of the Company's Limavady, Northern Ireland operations.

The results for the fourth quarter of fiscal year 2008 include approximately $45 million of variable performance-based compensation, $27 million of stock-based compensation, $20 million in the amortization of intangibles primarily related to the Maxtor acquisition and $36 million in restructuring charges, primarily related to the closure of the Company's Limavady, Northern Ireland and Milpitas, California operations.

Fiscal Year 2007 Quarters Ended (In millions, except per share data)	September 29, 2006	December 29, 2006	March 30, 2007	June 29, 2007
Revenue	$2,793	$2,996	$2,828	$2,744
Gross margin	442	546	603	594
Income from operations	12	166	247	188
Net income	19	140	212	541
Net income per share:				
Basic	$ 0.03	$ 0.25	$ 0.39	$ 1.00
Diluted	0.03	0.23	0.37	0.96

The results for the first quarter of fiscal year 2007 include a $40 million increase in the provision for doubtful accounts related to the termination of the Company's distributor relationship with eSys and its related affiliated entities, approximately $24 million of stock-based compensation, Maxtor's operating losses and related charges to the Company's acquisition of Maxtor which include $34 million in integration and retention costs, net of related tax effects, $34 million in the amortization of intangibles and $13 million in stock-based compensation charges related to Maxtor options assumed and nonvested shares exchanged, net of related tax effects.

The results for the second quarter of fiscal year 2007 include approximately $25 million of stock-based compensation, $19 million in charges related to the redemption of the Company's 8% Notes, Maxtor's operating losses and charges related to the Company's acquisition of Maxtor Corporation which include $10 million in integration and retention costs, net of related tax effects, $40 million in the amortization of intangibles, $18 million in customer compensatory claims relating to legacy Maxtor products and $7 million in stock-based compensation charges related to Maxtor options assumed and nonvested shares exchanged.

The results for the third quarter of fiscal year 2007 include approximately $29 million of stock-based compensation and charges related to the Company's acquisition of Maxtor, which include $53 million in the amortization of intangibles.

The results for the fourth quarter of fiscal year 2007 include a $359 million tax benefit resulting from a favorable adjustment to the valuation allowance related to the Company's deferred tax assets, $24 million of stock-based compensation expense, a $29 million net restructuring and impairment charges and $23 million in amortization of intangibles related to the Maxtor acquisition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Seagate Technology

We have audited the accompanying consolidated balance sheets of Seagate Technology as of June 27, 2008 and June 29, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 27, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology at June 27, 2008, and June 29, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, under the heading Newly Adopted and Recently Issued Accounting Pronouncements, effective June 30, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seagate Technology's internal control over financial reporting as of June 27, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2008, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
August 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Seagate Technology

We have audited Seagate Technology's internal control over financial reporting as of June 27, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Seagate Technology's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Seagate Technology maintained, in all material respects, effective internal control over financial reporting as of June 27, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seagate Technology as of June 27, 2008 and June 29, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 27, 2008, and our report dated August 12, 2008, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
August 12, 2008

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusions Regarding Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer have concluded, based on the evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) by our management, with the participation of our chief executive officer and our chief financial officer, that our disclosure controls and procedures were effective as of June 27, 2008.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of June 27, 2008. Our management's assessment of the effectiveness of our internal control over financial reporting as of June 27, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Seagate have been detected. An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 27, 2008. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

Information regarding our directors and compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, are hereby incorporated herein by reference to the sections entitled "Proposal 1 - Election of Directors," "The Board of Directors and its Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in our Proxy Statement to be filed with the Commission within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K. The information required by this Item 10 concerning our executive officers is set forth in Part I of this report under "Item 1. Business—Executive Officers".

We have adopted a Code of Business Conduct and Ethics that applies to all Seagate employees, officers and members of our Board of Directors, including our principal executive, finance and accounting officers. This Code of Business Conduct and Ethics is posted on our Website. The Internet address for our Website is *www.seagate.com*, and the Code of Business Conduct and Ethics may be found from our main Web page by clicking first on "News + Info" and then on "Investor Relations," next on "Corporate Governance" and then on "Code of Business Conduct and Ethics."

We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our Website, at the Internet address and location specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the section entitled "Compensation of Executive Officers" in our Proxy Statement to be filed with the Commission within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the section entitled "Security Ownership of Directors, Executive Officers and Certain Beneficial Owners" in our Proxy Statement to be filed with the Commission within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" in our Proxy Statement to be filed with the Commission within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the section entitled "Information about the Independent Auditors" in our Proxy Statement to be filed with the Commission within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are included as part of this Report:

1. *Financial Statements.* The following Consolidated Financial Statements of Seagate Technology and Report of Independent Auditors are included in Item 8:

	Page No.
Consolidated Balance Sheets—June 27, 2008 and June 29, 2007	71
Consolidated Statements of Operations—Fiscal Years Ended June 27, 2008, June 29, 2007 and June 30, 2006	72
Consolidated Statements of Cash Flows—Fiscal Years Ended June 27, 2008, June 29, 2007 and June 30, 2006	73
Consolidated Statements of Shareholders' Equity—Fiscal Years Ended June 27, 2008, June 29, 2007 and June 30, 2006	74
Notes to Consolidated Financial Statements	75
Reports of Independent Registered Public Accounting Firm	138

2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or in the notes thereto.

3. *Exhibits*:

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated as of March 29, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc. and Seagate Software Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
2.2	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, by and among VERITAS Software Corporation, Victory Merger Sub, Inc. and Seagate Technology, Inc. (incorporated by reference to Exhibit 2.2 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
2.3	Indemnification Agreement, dated as of March 29, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and Suez Acquisition Company (Cayman) Limited (incorporated by reference to Exhibit 2.3 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
2.4	Joinder Agreement to the Indemnification Agreement, dated as of November 22, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and the SAC Indemnitors listed therein (incorporated by reference to Exhibit 2.4 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
2.5	Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of August 29, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc. (incorporated by reference to Exhibit 2.5 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

Exhibit Number	Description
2.6	Consolidated Amendment No. 2 to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of October 18, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc. (incorporated by reference to Exhibit 2.6 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
2.7	Stock Purchase Agreement, dated as of October 28, 2002, by and among Oak Investment Partners X, Limited Partnership, Oak X Affiliates Fund, L.P., Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund, L.P., Oak IX Affiliates Fund-A, L.P., Seagate Technology Holdings, Seagate Technology SAN Holdings and Xiotech Corporation (incorporated by reference to Exhibit 2.8 to amendment no. 6 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on November 8, 2002)
2.8	Amendment No. 1, dated as of October 31, 2002, to the Stock Purchase Agreement, dated as of October 28, 2002, by and among Oak Investment Partners X, Limited Partnership, Oak X Affiliates Fund, L.P., Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund, L.P., Oak IX Affiliates Fund-A, L.P., Seagate Technology Holdings, Seagate Technology SAN Holdings and Xiotech Corporation (incorporated by reference to Exhibit 2.9 to amendment no. 6 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on November 8, 2002)
2.9	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Seagate Technology, MD Merger Corporation and Maxtor Corporation (incorporated by reference to Exhibit 2.1 to the registrant's current report on Form 8-K (file no. 001-31560) filed with the SEC on December 22, 2005)
3.1	Third Amended and Restated Memorandum of Association of Seagate Technology (formerly known as Seagate Technology Holdings) (incorporated by reference to Exhibit 3.1 to the registrant's quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on October 29, 2004)
3.2	Third Amended and Restated Articles of Association of Seagate Technology (formerly known as Seagate Technology Holdings) (incorporated by reference to Exhibit 3.2 to the registrant's quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on October 29, 2004)
4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.4 to amendment no. 1 to the registrant's registration statement on Form S-1 (reg. no. 333-100513) filed with the SEC on November 8, 2002)
4.2	Indenture dated September 20, 2006 among Seagate Technology, Seagate Technology HDD Holdings and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K (file no. 001-31560) filed with the SEC on September 21, 2006)
4.3	Forms of Global Note for the Floating Rate Senior Notes due 2009, Senior Notes due 2011 and Senior Notes due 2016 of Seagate Technology HDD Holdings issued pursuant to the Indenture (contained in Exhibit 4.2)
10.1	Credit Agreement, dated as of September 19, 2006, by and among Seagate Technology, Seagate Technology HDD Holdings, the lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and BNP Paribas, Keybank National Association, Wachovia Bank, National Association and the Bank of Nova Scotia, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the registrant's registration current report on Form 8-K (file no. 001-31560) filed with the SEC on September 21, 2006)

Exhibit Number	Description
10.2(a)+	Form of Employment Agreement by and between Seagate Technology (US) Holdings, Inc. and the Executive listed therein (incorporated by reference to Exhibit 10.2(a) to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
10.2(b)+	Employment Agreement, dated as of February 2, 2001, by and between Seagate Technology (US) Holdings, Inc. and William D. Watkins (incorporated by reference to Exhibit 10.2(c) to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
10.2(c)+	Agreement, dated as of October 26, 2006, by and between Seagate Technology and Stephen J. Luczo (incorporated by reference to Exhibit 10.2(d) to the registrant's quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on February 2, 2007)
10.3(a)	New SAC 2000 Restricted Share Plan (incorporated by reference to Exhibit 10.7(a) to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
10.3(b)	New SAC 2000 Restricted Share Plan (incorporated by reference to Exhibit 10.7(b) to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
10.4+	Seagate Technology Holdings 2001 Share Option Plan (incorporated by reference to Exhibit 10.9 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
10.5	Management Shareholders Agreement, dated as of November 22, 2000, by and among New SAC and the Management Shareholders listed therein (incorporated by reference to Exhibit 10.11 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)
10.6+	Form of Indemnification Agreement between Seagate Technology Holdings and the director or officer named therein (incorporated by reference to Exhibit 10.17 to amendment no. 1 to the registrant's registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on July 5, 2002)
10.7+	Seagate Technology Annual Incentive Bonus Plan (incorporated by reference to Exhibit 10.23 to the registrant's quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on May 3, 2004)
10.8+*	Form of Amended 2004 Stock Compensation Plan
10.9+	Seagate Technology 2004 Stock Compensation Plan Form of Option Agreement (For Outside Directors) (incorporated by reference to Exhibit 10.25 to the registrant's quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on October 29, 2004)
10.10+	Seagate Technology 2004 Stock Compensation Plan Form of Option Agreement (For Officers and Non-Officer employees) (incorporated by reference to Exhibit 99.3 to the registrant's registration statement on Form S-8 (file no. 333-128654) filed with the SEC on September 28, 2005)
10.11+*	Seagate Technology 2004 Stock Compensation Plan Form of Restricted Stock Bonus Agreement
10.12+	Summary description of Seagate Technology's compensation policy for non-management members of the board of directors (incorporated by reference to Exhibit 10.17 (b) to the registrant's quarterly report on Form 10-Q filed with the SEC on April 29, 2008)
10.13	Indenture between Maxtor Corporation and U.S. Bank National Association, dated as of August 15, 2005 (incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed with the SEC on May 25, 2006

Exhibit Number	Description
10.14	First Supplemental Indenture, dated as of May 19, 2006, among Seagate Technology, Maxtor Corporation and U.S. Bank National Association, amending and supplementing the Indenture dated as of August 15, 2005 (incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed with the SEC on May 25, 2006)
10.15	Indenture between Maxtor Corporation and U.S. Bank National Association, dated as of May 7, 2003 (incorporated by reference to Exhibit 10.3 to the registrant's current report on Form 8-K filed with the SEC on May 25, 2006, which is incorporated by reference to Exhibit 4.1 to Maxtor Corp's quarterly report on Form 10-Q filed with the SEC on May 13, 2003)
10.16	First Supplemental Indenture, dated as of May 19, 2006, among Seagate Technology, Maxtor Corporation and U.S. Bank National Association, amending and supplementing the Indenture dated as of May 7, 2003 (incorporated by reference to Exhibit 10.4 to the registrant's current report on Form 8-K filed with the SEC on May 25, 2006)
10.17+	Seagate Technology 2004 Stock Compensation Plan Form of Performance Share Bonus Agreement (incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed with the SEC on September 18, 2007)
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included on the signature page hereto)
31.1*	Certification of the Chief Executive Officer pursuant to rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAGATE TECHNOLOGY

/s/ WILLIAM D. WATKINS

(William D. Watkins, Chief Executive Officer)

Dated: August 13, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William D. Watkins, Charles C. Pope, and Kenneth M. Massaroni, and each of them, as his true and lawful attorneys-in-fact and agents, with power to act with or without the others and with full power of substitution and resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents and each of them may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder in connection with the registrant's Annual Report on Form 10-K for the fiscal year ended June 27, 2008 (the "Annual Report"), including specifically, but without limiting the generality of the foregoing, power and authority to sign the name of the registrant and the name of the undersigned, individually and in his capacity as a director or officer of the registrant, to the Annual Report as filed with the U.S. Securities and Exchange Commission, to any and all amendments thereto, and to any and all instruments or documents filed as part thereof or in connection therewith; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents and each of them shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM D. WATKINS (William D. Watkins)	Chief Executive Officer, President and Director (Principal Executive Officer)	August 13, 2008
/s/ CHARLES C. POPE (Charles C. Pope)	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	August 13, 2008
/s/ PATRICK J. O'MALLEY (Patrick J. O'Malley)	Senior Vice President, Corporate Finance and Treasurer (Principal Accounting Officer)	August 13, 2008
/s/ STEPHEN J. LUCZO (Stephen J. Luczo)	Chairman of the Board of Directors	August 13, 2008
/s/ FRANK J. BIONDI, JR. (Frank J. Biondi, Jr.)	Director	August 13, 2008

Signature	Title	Date
/s/ WILLIAM W. BRADLEY (William W. Bradley)	Director	August 13, 2008
/s/ DONALD E. KIERNAN (Donald E. Kiernan)	Director	August 13, 2008
/s/ DAVID F. MARQUARDT (David F. Marquardt)	Director	August 13, 2008
/s/ LYDIA M. MARSHALL (Lydia M. Marshall)	Director	August 13, 2008
/s/ C.S. PARK (Dr. C.S. Park)	Director	August 13, 2008
/s/ GREGORIO REYES (Gregorio Reyes)	Director	August 13, 2008
/s/ JOHN W. THOMPSON (John W. Thompson)	Director	August 13, 2008

END


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber